SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

# MANAGEMENT PROPOSAL

## Extraordinary General Meeting

July 29, 2020

TIMP
B3 LISTED NM

TIM

# Summary

| Item | Subject | Page |
|---|---|---|
| 1. | Call Notice | 01 |
| 2. | Annex 20 to CVM Instruction No. 481/09 | 05 |
| 3. | Annex 20-A to CVM Instruction No. 481/09 | 10 |
| 4. | Annex 21 to CVM Instruction No. 481/09 | 20 |
| 5. | Copy of the work proposal and appraiser's remuneration (APSIS) | 23 |
| 6. | Information of art. 11 of ICVM 481 (to/from the Bylaws) | 44 |
| 7. | Consolidated Bylaws | 96 |
| 8. | Financial Statements TIM Participações - 03/31/2020 | 129 |
| 9. | Financial Statements TIM S.A - 03/31/2020 | 239 |
| 10. | Protocol and Justification of the Merger | 337 |
| | • Appendix I - Accounting Valuation Report | 351 |
| | • Appendix II - Appraisal Report of the Equity at Market Price of TIM Participações and TIM S.A. | 369 |
| | • Appendix III - Pro-forma Financial Statements | 447 |
| 11. | Fiscal Council's Opinion | 466 |
| 12. | Minutes of the Board of Directors, CAE and Fiscal Council meetings | 469 |
| 13. | Proposed amendment to Long-Term Incentive Plan/Share-based Compensation 2014 | 485 |
| 14. | Proposed amendment to Long-Term Incentive Plan/Share-based Compensation 2018 | 502 |

01 – Call Notice

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Section 124 of the Brazilian Law No. 6,404/1976, to attend the Company’s Extraordinary Shareholders’ Meeting to be held on August 31st, 2020, at 2.30pm, at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

Agenda: To examine, discuss and resolve on: (1) the approval of the “Protocol and Justification of the Merger of TIM Participações S.A. into TIM S.A.”, executed on July 29th, 2020 by the management of the Company and of TIM S.A. (respectively, “TSA” and “Protocol”), which establishes the terms and conditions of the proposal of the merger of the Company into TSA (“Merger”); (2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. and of Apsis Consultoria Empresarial Ltda., specialized companies responsible for preparing, respectively, the appraisal report of the Company’s equity at book value and the appraisal reports of the shareholders’ equity of the Company and TSA at market price, for the purposes of the Merger (respectively, “Appraisal Report at Book Value”, “Appraisal Reports at Market Price” and, together, “Appraisal Reports”); (3) the approval of the Appraisal Reports; (4) the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive condition established therein; (5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol; and (6) the proposal to amend the Company's Long-Term Incentive Plans, so that TSA will appear exclusively as the company responsible for the obligations arising thereon.

General Instructions:

1.   All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br and http://www.b3.com.br/pt_br/.

2.   The Shareholder may participate either in person or represented by a duly constituted proxy, as provided by Section 126 of Law No. 6,404/1976 and by the sole paragraph of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. In person: The Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. By proxy: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. By distance voting ballot: The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, must send the instructions for filing the form to its respective custodian agents or to the depositary institution of the Company’s shares, or must send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the management’s proposal.

3.     The documents mentioned herein shall be forwarded as follows: TIM Participações S.A., attention to the Investor Relations Officer, Mr. Adrian Calaza, at Avenida João Cabral de Mello Neto, 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), July 29th, 2020.

Nicandro Durante

Chairman of the Board of Directors

2. Annex 20 to CVM Instruction No. 481/09

Attachment to the Management Proposal for the EGM of August 31, 2020

Item 2

(Appendix 20 of CVM Instruction No. 481/09)

1.	Describe the event that gave or will give rise to the recess and its legal basis

The merger of TIM Participações S.A., (“Incorporated” or “TPAR”) into TIM S.A. (“Incorporator” or “TSA” and, together with the Merged Company, “Companies”), will give rise to the right of withdrawal for TPAR shareholders, having considering that the shares issued by the Merged Company do not fall under the exception provided for in Article 137, item II, of Law 6,404/76 (“Brazilian Corporate Law”).

The reimbursement related to the withdrawal right will only be due to TPAR shareholders who, evidently, were holders of the shares on the date of disclosure of the relevant fact informing about the Merger (i.e. July 29, 2020), counting the trading operations on the stock exchange in this day, inclusive. The right to withdraw may not be exercised in relation to the shares acquired after the said date, pursuant to paragraph 1 of Article 137 of the Brazilian Corporation Law, and may only be exercised by shareholders of the Merged Company that (i) dissent or if abstain from the resolution, or who do not attend the Extraordinary Shareholders' Meeting, and (ii) expressly express their intention to exercise the withdrawal right, within the due period, considering that the shares issued by the Merged Company do not fall under the exception provided for in item II of said legal provision.

In order to exercise the right to withdraw, shareholders must necessarily exercise the right to withdraw with respect to all common shares held by them at the close of trading on July 29, 2020. Payment of the redemption value of the shares will depend on the consummation of the Merger, after the implementation of the suspensive condition described in the Merger Protocol, pursuant to the Merger Protocol and pursuant to Art. 230 of the Brazilian Corporation Law.

2.	Inform the shares and classes to which the recess applies

The withdrawal right applies to common, registered, book-entry shares with no par value of TPAR.

3.	Inform the date of the first publication of the call notice for the meeting, as well as the date of communication of the relevant fact regarding the resolution that gave or will give rise to the recess

The Material Fact that announced the Merger was disclosed on July 29, 2020. The Call Notice will be published for the first time on July 30, 2020.

4.	Inform the term for exercising the right to withdraw and the date that will be considered for the purpose of determining the holders of shares that may exercise the right to withdraw:

Shareholders who wish to exercise their right to withdraw must do so, under penalty of decay, within 30 (thirty) days from the publication of the minutes of the Extraordinary General Meeting of TPAR that deliberates on the Merger, as provided for in item IV and paragraph 4 of article 137, and in article 230 of the Brazilian Corporation Law.

5.	Inform the amount of the reimbursement per share or, if it is not possible to determine it in advance, the management's estimate of that amount:

R$ 9.33 (nine reais and thirty-three cents) per share.

Pursuant to Article 45 of the Brazilian Corporation Law and Article 10, sole paragraph, of TPAR's Bylaws, shareholders who exercise their right to withdraw will be entitled to a refund of their shares for the amount corresponding to the net equity value accounting of TPAR shares in accordance with the financial statements that served as the basis for the preparation of the Accounting Valuation Report (i.e. March 31, 2020).

6.	Inform how to calculate the refund amount:

The reimbursement amount corresponds to the amount resulting from the division of TIM Participações' equity on March 31, 2020 by the number of shares issued by TIM Participações.

7.	Inform whether shareholders will have the right to request a special balance sheet:

Yes. In view of the fact that the financial statements of TPAR used to calculate the reimbursement value exceed 60 (sixty) days from the date of the general meeting, pursuant to article 45, paragraph 2, of the Brazilian Corporation Law, the dissenting shareholders exercise their right to withdraw, they may request the drawing up of a special balance sheet for purposes of calculating the reimbursement amount.

8.	If the reimbursement amount is determined by means of an evaluation, list the experts or specialized companies recommended by the administration:

The withdrawal right was calculated based on the financial statements of TPAR of March 31, 2020 (“Base Date”). Without prejudice, for the purposes of the merger, appraisal reports were prepared by the following specialized companies:

Valuation of the Merged Company's Equity at Book Value: APSIS Consultoria e Avaliação Ltda, a company registered with CNPJ / ME under nº 08.681.365.0001/30 and at CRC under nº 005112 / O-9, headquartered in the City and State of Rio de Janeiro , at Rua do Passeio, 62 - 6th floor CEP 20021-280.

Valuation of the Companies' Net Worth at Market Value: Apsis Consultoria Empresarial Ltda, a company registered with CNPJ / ME under nº 27.281.922 / 0001-70, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, nº 62 - 6th floor, Centro, CEP 20021-280.

9.	In the event of merger, merger of shares or merger involving parent and subsidiary companies or under common control:

a)	Calculate the share replacement ratios based on the equity value at market prices or other criteria accepted by the CVM:

In compliance with the provisions of Art. 264, Paragraph 3, of the Brazilian Corporation Law, the replacement ratio calculated based on the comparison of the net assets at market prices of the Companies on the Base Date is 0.175 (zero point one seven five) of share issued by TSA for each 1 (one) share issued by TPAR, pursuant to Clause 6.2 of the Merger Protocol and is described in the table below:

	TPAR	TSA
Value per share valued at market price	R$ 13.94	R$ 79.71
Replacement ratio based on the book value at market price (Art. 264 of the Brazilian Corporation Law)	0.175 TSA share for every 1 share of TIM Participações
Replacement ratio proposed for the Merger	1 TSA share for each 1 TIM Participações share

b)	Inform whether the share replacement ratios provided for in the transaction protocol are less advantageous than those calculated in accordance with item 9 (a) above:

Bearing in mind that TSA is a wholly owned subsidiary of TPAR, the substitution ratio adopted in the Merger, whatever it may be, would result in the same economic and political effect for TPAR's shareholders, making it impossible to speak of a more or less exchange relationship. less advantageous. Without prejudice, the Replacement Ratio proposed to TPAR's shareholders, in accordance with Clause 4.3 of the Merger Protocol and Justification, gives TPAR's shareholders a greater number of TSA shares than would be attributed to them based on the comparison of assets of TPAR and TSA at market prices.

Therefore, pursuant to paragraph 3 of Article 264 of the Brazilian Corporation Law, shareholders dissenting from the deliberation of the Extraordinary General Meeting of TPAR that approves the Merger proposal will not have the option to exercise the right to withdraw based on the equity value equity at market prices of its shares, being entitled only to the repayment of its shares at the book value of TPAR.

c)	Inform the refund amount calculated based on the equity value at market prices or other criteria accepted by the CVM

See item 9, points “a” and “b” above.

10.	Inform the equity value of each share calculated according to the last approved balance sheet:

The equity value of TPAR's common shares on the Base Date was R$ 9.33 (nine reais and thirty-three cents)] per share.

11.	Inform the quotation of each class or type of shares to which the recess is applied in the markets in which they are traded, identifying:

The following information refers to TPAR's registered common shares, traded on B3 - Bolsa, Brazil, Branch under the ticker TIMP3:

i.	Minimum, average and maximum quotation of each year, in the last 3 (three) years:

R$	MIN	AVG	MAX
2017	7.17	9.88	12.31
2018	10.16	12.29	15.03
2019	10.20	11.85	15.57

ii.	Minimum, average and maximum quotation for each quarter, in the last 2 (two) years:

R$	MIN	AVG	MAX
1Q18	11.88	12.93	13.85
2Q18	11.98	13.30	15.03
3Q18	10.85	11.72	12.90
4Q18	10.16	11.19	12.01
1Q19	11.05	11.81	12.58
2Q19	10.20	11.03	12.08
3Q19	11.07	11.74	12.25
4Q19	11.16	12.84	15.57
1Q20	12.20	15.79	17.49
2Q20	12.20	13.46	14.75

iii.	Minimum, average and maximum price of each month, in the last 6 (six) months

R$	MIN	AVG	MAX
jan-20	15.67	16.36	17.02
feb-20	16.13	16.84	17.49
mar-20	12.20	14.37	17.20
apr-20	12.20	13.01	13.54
may-20	12.20	13.11	13.90
jun-20	13.51	14.23	14.75

iv.	Average price in the last 90 (ninety) days

R$	Average:
Last 90 days	13.79

3. Annex 20-A to CVM Instruction No. 481/09

Attachment to the Management Proposal for the EGM of August 31, 2020

Item 3

(Annex 20-A for purposes of CVM Instruction No. 481/09)

1.	Protocol and justification of the operation, pursuant to arts. 224 and 225 of Law No. 6,404, of 1976:

The Protocol and Justification for the Incorporation of TIM Participações S.A. (“TPAR” or “Incorporated”) by TIM S.A. (“TSA” or “Incorporator”) can be found in Item 10 of this Proposal, as well as being available to shareholders for consultation at TPAR's headquarters, on its investor relations website (www.tim.com.br/ri), and also on the electronic pages of B3 - Brasil, Bolsa, Balcão (www.b3.com.br) and CVM - Securities and Exchange Commission (www.cvm.gov.br) on the world wide web.

2.	Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by subsistent companies or resulting from the operation, filed at the company's headquarters or of which the company's controller is a party

Not applicable.

3.	Description of the operation, including:

a.	Terms and conditions

The transaction consists of the proposal for the incorporation of TPAR by TSA, which, subject to the terms and conditions described in the Protocol (including the implementation of the suspensive condition described therein), will result in the extinction of the Merged Company with a version of all its equity for the Incorporator, as universal successor to all its assets, rights and obligations, without any continuity solution

The Merger has as main objective to make TSA's operational and financial structure more efficient, by reducing its corporate structure, thereby optimizing accounting and tax procedures with the consequent reduction in operating expenses.

The consummation of the Merger will be, under the terms of Article 125 of the Civil Code, subject to the verification of the approval of the request for listing of TSA's shares on the Novo Mercado.

b.	Obligations to indemnify:

i.	The managers of any of the companies involved:

Not applicable.

ii.	If the operation does not take place

Not applicable.

c.               Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the operation

The Merger will not imply any modification of the rights currently attributed to TIM Participações shareholders in its Bylaws, especially with regard to the corporate governance rules provided for therein, given that the current TSA Bylaws were changed through the Meeting TSA Extraordinary General Meeting held on July 29, 2020, in order to substantially reflect the same provisions currently provided for in the Merged Company's Bylaws, including with regard to the mandatory provisions required by the Novo Mercado Regulation.

d.              Possible need for approval by debenture holders or other creditors

Not applicable.

e.               Active and passive elements that will form each portion of the equity, in the event of a spin-off

Not applicable.

f.                Intention of companies resulting from obtaining registration as a securities issuer

TSA is a publicly-held company, Category A of the CVM and the TSA General Shareholders' Meeting held on July 29, 2020 approved the submission of the application for its adhesion to the special listing segment of B3's Novo Mercado, as well as the execution with B3 of the Agreement for the Adoption of Differentiated Corporate Governance Practices - Novo Mercado. The granting of the application for registration of TSA in the Novo Mercado segment of B3 is the Suspensive Condition of the Merger under the terms of the Protocol.

4.	Plans for conducting social business, especially with regard to specific corporate events that are intended to be promoted

The Incorporator will continue, after the consummation of the Merger, to operate in the telecommunications sector in Brazil, having as its main activities the provision of mobile voice and data services, broadband Internet access, value-added services and other services and products telecommunications.

The Incorporator will maintain its registration as a publicly-held company and list its shares in the special listing segment Novo Mercado of B3.

There is, on this date, no decision or plan by management regarding specific corporate events that are intended to be promoted after the consummation of the Merger.

5.               Analysis of the following aspects of the operation:

a.               Description of the main expected benefits, including:

i.	Synergies

The intended corporate restructuring aims to provide greater efficiency and simplification of the TIM Group's organizational structure, through the integration of administrative and financial units, allowing the concentration and reduction of operating costs and other expenses, such as audit expenses, external consultants and control structures and approval levels, as well as the optimization of the tax burden.

ii.	Tax benefits

In addition to the synergies and administrative and managerial optimizations that will be provided, the implementation of the corporate reorganization will also bring: (i) the optimization of the tax burden, in relation to PIS and COFINS, since there will no longer be double taxation that, currently , falls on the flow of Interest on Equity payments between TIM Group companies, and there is now a single distribution stage, in which the aforementioned amounts will be paid directly by TIM SA in favor of its shareholders; and (ii) reduction of IRPJ and CSLL due, due to corporate expenses currently incurred by TIM Participações that will be consolidated in TSA.

iii.	Strategic advantages

The merger will also provide the TIM Group with numerous benefits of a non-tax nature, such as: (i) centralization and optimization of accounting, tax, financial, commercial and human resources activities; (ii) consolidation of contracts for the provision of external audit and consulting services; (iii) reduction of compliance expenses, resulting from the elaboration of accessory obligations required by law and the maintenance of regular commercial bookkeeping; and (iv) simplification of administrative activities (preparation of management reports, unification of payment processes to suppliers, availability management, board meetings, etc.).

b.	Costs

The costs to operate the corporate reorganization, totaling approximately R$ 12.1 million, are related to legal, accounting and tax advisory fees; expenses arising from the listing process at B3 and the New York Stock Exchange - NYSE; and contractual expenses (financial and lease contracts).

c.	Risk factors

As this is the merger of the parent company (TPAR) into its wholly-owned operating subsidiary (TSA), the mergers do not imply additional risks to its operations, its shareholders or other stakeholders.

d.               As this is the merger of the parent company (TPAR) into its wholly-owned operating subsidiary (TSA), the mergers do not imply additional risks to its operations, its shareholders or other stakeholders

In the understanding of TPAR's management, considering, in short, that (i) the Merged Company is the Merging Company's sole shareholder; (ii) the objective of the operation is to rationalize and simplify the TIM Group's corporate structure in Brazil; (iii) with the merger of the Merged Company, tax savings will be experienced, as well as a reduction in combined operating costs and better use of the resources of the companies involved, which would not be possible in another operation; and (iv) the economic, tax, operational and organizational advantages would not be achieved through any other operation authorized by Brazilian law; TPAR management understands that there are no structural alternatives that result in obtaining the same advantages to be obtained with the Merger.

e.	Replacement ratio

The ratio of replacement of TPAR shares by TSA shares will be in the proportion of 1:1.

f.                In transactions involving parent companies, subsidiaries or companies under common control

i.	Stock exchange ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976

In compliance with the provisions of Art. 264, Paragraph 3, of Law 6,404 / 76, the replacement ratio calculated based on the comparison of the Companies' net assets at market prices is 0.175 (zero point one seven five) of share issued by TSA for each 1 (one) share issued by TPAR.

Bearing in mind that the Merging Company is a wholly owned subsidiary of the Merged Company, the substitution ratio adopted in the Merger, whatever it may be, would result in the same economic and political effect for TPAR's shareholders, and it is not possible to speak of an exchange relationship more or less advantageous. Without prejudice, the Replacement Ratio proposed to TPAR shareholders gives TPAR shareholders a greater number of TSA shares than would be attributed to them based on a comparison of TPAR and TSA's net assets at market prices.

Therefore, pursuant to Paragraph 3 of Article 264 of Law No. 6,404 / 76, shareholders dissenting from the deliberation of the Extraordinary General Meeting of TPAR that approves the Merger proposal will not have the option of exercising the right to withdraw based on the equity value equity at market prices of its shares, being entitled only to the repayment of its shares at the book value of TPAR.

ii.	Detailed description of the negotiation process for the replacement relationship and other terms and conditions of the transaction

The Exchange Ratio was determined based on the premise that, as TPAR is the sole shareholder of TSA, once the Merger is implemented, the current shareholders of TPAR should now hold in TSA the same number of shares and the same shareholding that they are now holders of TPAR, without their rights being negatively affected by the Merger

iii.	If the transaction has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of interest in a control block:
•	Comparative analysis of the replacement ratio and the price paid for the acquisition of control
•	Reasons that justify any differences in valuation in the different operations

Not applicable.

iv.	Justification of why the substitution relation is commutative, with a description of the procedures and criteria adopted to guarantee the commutability of the operation or, if the substitution relation is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

The Exchange Ratio was determined based on the premise that, since TIM Participações is the sole shareholder of TSA, once the Merger is implemented, the current shareholders of TIM Participações shall now hold in TSA the same number of shares and the same shareholding that they currently hold in TIM Participações, without their rights being negatively affected by the Merger.

6.               Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes

The copy of the minutes can be found on Item 12 of the Management Proposal

7.               Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation

The Valuation Reports at Market Price and the Accounting Valuation Report can be found in Appendices I, II and III, to the Protocol, as well as being available to shareholders for consultation at the Company's headquarters, on its relationship website with investors, and also on the B3 and CVM websites on the world wide web, as mentioned in item 1 above.

7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation

Not applicable.

8.               Draft statutes or statutory changes to companies resulting from the operation

The draft bylaws of TSA can be found in Item 7 of the Management Proposal

9.               Financial statements used for the purposes of the transaction, under the terms of the specific standard

The valuations of the Companies' assets for the purposes of the Merger were carried out based on their Quarterly Information Forms (ITRs), with base date of March 31, 2020, can be found in Items 8 and 9 of the Management Proposal.

10.            Pro-forma financial statements prepared for the purposes of the operation, pursuant to the specific standard

The pro forma financial statements can be found in Item Annex IV of the Protocol.

11.            Document containing information on the companies directly involved that are not publicly-held companies, including:

a.     Risk factors, pursuant to items 4.1 and 4.2 of the reference form

Not applicable. TIM Participações S.A. and TIM S.A. are public companies and all applicable information is available in the respective reference forms.

b.     Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form

Not applicable. TIM Participações S.A. and TIM S.A. are public companies and all applicable information is available in the respective reference forms.

c.     Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form

Not applicable. TIM Participações S.A. and TIM S.A. are public companies and all applicable information is available in the respective reference forms.

d.     Description of the economic group, pursuant to item 15 of the reference form

Not applicable. TIM Participações S.A. and TIM S.A. are public companies and all applicable information is available in the respective reference forms.

e.     Description of share capital, pursuant to item 17.1 of the reference form

Not applicable. TIM Participações S.A. and TIM S.A. are public companies and all applicable information is available in the respective reference forms.

12.            Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form

13.            Number, class, type and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to those companies, as defined by the rules dealing with a public offering for the acquisition of shares

TIM S.A.:

Shareholder	Shares	%
TIM Participações S.A.	422,967,896	100
Total	422,967,896	100%

TIM Participações S.A.:

Shareholder	Shares	%
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.58
Acionistas minoritários	808,477,073	33.39
Ações em tesouraria	585,460	0.02
Total	2,421,032,479	100%

As informed in the Merger Protocol and Justification, in the event of variation in the number of shares issued by TPAR ex-treasury, the TSA Board of Directors shall, on the Merger effective date, register the new number of shares in which TSA's share capital is divided, with the corresponding amendment to Art. 5 of the Company's Bylaws being deferred, if necessary, to the first TSA general shareholders' meeting to be held after said registration

14.            Exposure of any of the companies involved in the operation, or of persons related to them, as defined by the rules dealing with a public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the operation:

Not applicable.

15.            Report covering all transactions carried out in the last 6 (six) months by the persons indicated below with securities issued by the companies involved in the operation:

a.     Companies involved in the operation

i.       Private purchasing operations

Not applicable.

ii.       Private sales operations

Not applicable.

iii.       Buying operations in regulated markets

Not applicable.

iv.       Sales operations in regulated markets

Not applicable.

b.     Parties related to companies involved in the operation

i.	Private purchasing operations

Not applicable.

ii.	Private sales operations

Not applicable.

iii.	Buying operations in regulated markets

Not applicable.

iv.       Sales operations in regulated markets

Not applicable.

16.            Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the terms of CVM Guidance Opinion 35, of 2008:

Not applicable.

4. Annex 21 to CVM Instruction No. 481/09

TIM

## Item 4
## (Annex 21 for purposes of CVM Instruction No. 481/09)

1. ***List the appraisers recommended by management***

Apsis Consultoria Empresarial Ltda., Registered with CNPJ / ME under nº 27.281.922/0001-70, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, nº 62 - 6th floor, Cinelândia, CEP 20021- 280 ("Apsis Consultoria" and, together with Apsis Evaluations, "Apsis").

2. ***Describe the training of recommended evaluators***

Apsis stands out in the market as an independent consultancy company specialized in evaluating and generating value for its clients.

- More than R$ 600 billion evaluated in the last 3 years in assets;
- Financial, accounting and tax advice on acquisition and fundraising processes for several public and private companies;
- Diagnosis for the adoption of new accounting pronouncements for several companies, from the most varied segments;
- More than 23 million assets inventoried and reconciled in the last 3 years;
- 2,000 customers, 80% of which are large companies;
- More than R$ 65 billion in properties evaluated in the last 5 years;
- More than 500 reports registered with the CVM;
- In the past 2 years, we have identified and evaluated over R$ 40 billion in the purchase price allocation process.

In the accounting consulting area, the main services include: diagnosis and adoption of new pronouncements, pre ppa in business combination operation, impairment test (CPC01), evaluation of biological assets and agricultural products (CPC29), evaluation of Stock Option ( CPC10), valuation for purchase and sale, fairness opinion, judicial recovery (Law No. 11,101/05), corporate restructuring (Law No. 6,404/76), incorporation and spin-off (articles 226, 227, 229, 252 and 264), real estate for rent (CPC28), Law No. 12,973/14, CPC15, intangible assets (CPC04), economic and financial feasibility analysis, investment fund share and public offering (OPA)..

In addition to services related to mergers and acquisitions (M&A); total or partial sales, fundraising from private equity funds, strategic growth advice through M&As - Buy Side, accounting audits (Due Diligences), joint ventures, strategic alliances, financial restructuring, financial-real estate: buying, selling , sale and lease back and build to suit.

The technical person in charge is Luiz Paulo Silveira Executive Director and founder of the Brazilian Committee of Business Evaluators (CBAN) of ANEFAC. Technical responsible in Brazil for the International Association of Consultants, Valuators and

Analysts (IACVA), where he is certified as -International Certified Valuation Analyst ”(ICVS)

Graduated in Mechanical Engineering from Universidade Federal Fluminense (UFF-RJ) in 1989 and master's degree in Business Administration from Federal University of Rio de Janeiro (COPPEAD-UFRJ) in 1991. Leading environmental auditor certified by Inmetro (ISO14001). He studied BV 201, BV 202 and BV 203, from the Business Valuation program of the American Society of Appraisers (ASA). He studied BV 301 - Valuation of Intangible Assets by the Institute of International Business Valuers (IIBV), a joint venture between ASA and the Canadian Institute of Chartered Business Valuators (CICBV).

3. ***3. Provide a copy of the work proposals and remuneration of the recommended evaluators***

Item 5 of the Management Proposal.

4. ***Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter:***

There is no conflict of interest between Apsis and its appraisers and the Company, and there is no relationship between the appraisers and their managers and shareholders. Likewise, there is no provision of services by Apsis for TIM Participações and TIM S.A. in the last 3 (three) years.

5. Copy of the work proposal and appraiser's remuneration (APSIS)

0.6830
IDGH
0.650
86.560
807.5
57.030
0.607
5.7540
540.5
0.7540
EFF
-WEF
405.4
2.2400
054.0
4.9870
8.6350
8.7860
5.3230
760.7

APSIS

O VALOR DAS GRANDES DECISÕES

# BUSINESS PROPOSAL

## AP-00457/20

**Company: TIM CELULAR S/A**
**C/O: Mrs. Manoela Suassuna**

# SINCE 1978

## CREATING VALUE

APSIS stands out as an independent consulting company specialized in valuation and in creating value to our clients.
APSIS' credibility and impartiality make it a reference in advisory.

- Over 20,000 reports issued
- Over R$ 600 billion in assets valued
- Over 23 million assets inventoried
- Over R$ 65 billion in real estate assets appraised
- Over 2,000 clients, 80% of which are large-sized companies

# CERTIFICATES

## INTERNATIONAL STANDARDS

IACVS INTERNATIONAL ASSOCIATION of Consultants, Valuators and Specialists

IVSC INTERNATIONAL VALUATION STANDARDS COUNCIL

IIBV

RICS

IBAPE

Proposal AP-00457/20

June 25, 2020

**TIM CELULAR S/A**
Avenida das Américas, 3434 , Barra da Tijuca
Rio de Janeiro - RJ

C/O: Manoela Suassuna

Dear Mrs.
We are pleased to present our proposal to the requested services, and will be your disposal in case of any questions or considerations.

## 1. PROJECT SCOPE

### 1.1. Description of the situation

According to discussions held with company's management, TIM CELULAR S / A ("TIM SA") will carry out a corporate reorganization in which its holding company, TIM PARTICIPAÇÕES S / A, will be the object of a reverse merger operation and, in this context, Apsis was contacted to prepare the required appraisal report, based on book value of company's balance sheet.

### 1.2. Project Description

Pursuant to the terms and for the purposes of articles 226 and 227 and paragraphs of Law No. 6,404 / 76, determine the book value of shareholders' equity of TIM PARTICIPAÇÕES S.A., for the purposes of its reverse merger process by TIM S.A., in accordance with the applicable laws and regulations.

### 1.3. Required Documentation

- Analytical balance sheets of the companies involved in the analysis (including associates and subsidiaries) on the date of the assessment
- Impairment test of intangibles and recorded goodwill
- Financial statement (on the valuation date of the work)
- Supporting documentation of other assets and liabilities

1.4. If the documentation or the required information for conducting the proposed work is not provided by the client, and its acquisition or preparation results in additional working hours for APSIS, the additional hours will be ascertained and charged according to the current schedule of man/hour costs. The same charges will occur when documentation or information is substituted after the start of the project.

1.5. Any work not described in the present scope, directly or indirectly related to the proposal described, which is to be performed by APSIS as requested by the client, will be charged as additional working hours for APSIS' team. If requested, it can be the object of a new proposal. The hours in question will be ascertained and charged according to the current schedule of man/hour costs.

1.6. The scope of the proposal does not include hours for clarifications to the auditors. If necessary, additional hours will be charged according to the current schedule of man/hour costs.

## 2. METHODOLOGY

Although there are considerable differences between valuation methodologies, all of them derive from one common principle: replacement, which states that no investor would pay more for something if he can pay less for another equivalent and corresponding good.

Below is a summary of valuation methodologies:

- **Market Approach** - Aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or market prices).

- **Asset Approach** - Analyzes the accounting records and value the book value of equity or the market value of equity. For the market value of equity, the necessary adjustments are made to the assets and liabilities registered in the balance sheet (difference between book value and market value).

- **Income approach** - Also known as discounted cash flow. In this approach, the market value of the company is equal to the sum of all the future monetary cash flows that it can offer to its shareholders (with projected future values being converted to present value by an appropriate discount rate).

The table below summarizes the aforementioned methodologies and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for each project.

| APPROACH | MARKET | MARKET | ASSETS | INCOME |
|---|---|---|---|---|
| **METHOD** | Multiples | Stock Price | Market Value of Shareholder's Equity | Discounted Cash Flow |
| **INDICATIONS** | Multiples of the Companies Peers are available | Companies stocks are publicly traded | Companies with large capital | Companies that generate cash flow |
| | Significant market of comparable companies | Significant market of comparable companies | Companies that don't generate significant value from operations | Companies risks can be measured (discount rate) |
| **ADVANTAGES** | Analyzes how investors and other players are pricing the market | Considers market trends and the projected future results | Valuations based on the historical results of companies | Flexibility to measure opportunities, competitive advantages, growth and business profile |
| | Transaction values include control and liquidity premiums | Data available to the market | Conservative valuation method | Reflects the expected return considering risk (sector, company and country) |
| **DIFFICULTIES** | Separating the control and/or liquidity primiums from the transaction value | Similar companies may present different perspectives | When financial statements aren't audited | Macro and microeconomic changes affect projected scenarios |
| | Limited sample (few comparable companies) | Emerging markets tend to be more affected by short term macroeconomic variables | Economic possibilities and trends are not considered | Sensitivity to the capital structure and discount rate |

## 3. PRESENTATION OF THE REPORT

The final report will be presented in digital format, that is, in PDF (Portable Document Format) format with a digital certificate* and will be available to the client in an exclusive plataform at our extranet for a period of 90 (ninety) days.

If requested by the client, APSIS will make an original printed version of the document available, with no extra cost, within 5 (five) business days.

* **Digital Certificate**: identification technology that allows various types of electronic transactions considering the integrity, authenticity and confidentiality of data, in a way that avoids alterations, captures of private information or other types of unwanted actions.

## 4. DEADLINE

4.1. APSIS will present a draft of the report(s) within 20 (twenty) bussiness days. This estimate assumes that the contractor and all involved parties will provide all necessary information for the work be performed.

4.2. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarifications and/or approve the draft for publication of the final report. After that period, APSIS can consider the work complete, at which time it will be authorized to send the final invoice, regardless of the issuance of the final report. After the draft is approved, APSIS will have a period of 5 (five) bussiness days to issue the final report.

4.3. Services will begin with the express approval of this proposal, submission of the down payment and receipt of all documents requested by APSIS.

4.4. Any alterations requested after the delivery of the Digital Report will be subject to a new quotation.

## 5. FEES

5.1. Professional fees for the services rendered, considering all taxes (as well as duties, emoluments, fiscal and para-fiscal contributions), will be **R$35.000,00 (thirty five thousand reais)**, to be paid in the following manner:

- **50,00% (fifty percent) of the total value, upon accepting the present proposal**
- **50,00% (fifty percent) of the total value, 30 (thirty) days after the previous installment**

5.2. For each step mentioned above, the expiration date of the corresponding invoice will be 05 (five) days counting from the occurrence of each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

5.3. Activities that go beyond the scope determined in this proposal will be informed to the client and charged through an activities report (issued by APSIS) containing a description of the activities and timesheet.

## 6. VALIDITY OF THIS PROPOSAL

The present proposal is valid for 30 (thirty) days, counting from the date in which it was sent.

## 7. CONFIDENTIALITY

APSIS takes responsibility for maintaining absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS might access while providing its services, either directly or indirectly.

Confidential information includes all types of oral, written, recorded and computerized disclosures or any other form disclousure made by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

APSIS, its consultants and employees have no interest, directly or indirectly, in the company(ies) involved or in the transaction described in this proposal.

## 8. GENERAL CONDITIONS

8.1. The basic parameters relevant to the scope of this project will be defined immediately after acceptance of this proposal to allow enough time for the adequate planning of the project.

8.2. Our work does not represent an audit of financial statements or a review of the work performed by the client's auditors. Therefore, our work cannot be considered or interpreted as an opinion or conclusion in this regard.

8.3. The present proposal can be rescinded by mutual agreement between both parties. In this case, APSIS will collect payment fees (as determined in Chapter 5) proportionally to the amount of work already performed.

8.4. Traveling and lodging expenses are not included in the value of this proposal. If necessary, they will be charged separately, being subject to the client's prior approval. In case said arrangements are performed directly by APSIS, the costs will be charged to the client (the receipts for such costs will be properly accounted for), being exempt from any taxation as they do not constitute the object of the herein contract.

8.5. For works involving the engineering areas, the Technical Responsibility Note (ART) will be sent to collect the contractor's signature. ART is a document that gives legitimacy to the work done and is registered with the Regional Council of Engineering and Agronomy (CREA).

8.6. At the end of the work, a model of Technical Capacity Attestation (ACT) will be sent to the contractor for analysis. In case of approval, we will request the return of the ACT completed and signed on the letterhead of the company.

8.7. The parties have elected the city of Rio de Janeiro as the relevant jurisdiction and court, excluding any other courts, no matter how privileged they may be, to resolve any matter that may arise during the realization of this proprosal, as well as all situations not mentioned in this docummment.

## 9. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documenntario required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

**LUIZ PAULO CESAR SILVEIRA**
**Managing Director**

**AMILCAR DE CASTRO**
**Director**

Acceptance:

__________________________________
(Location / Date)

________________________________________
Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Av. Angélica, 2.503, Conj. 101
Consolação • São Paulo • SP
CEP 01227-200
Tel.: +55 11 4550-2701

MINAS GERAIS
Rua Sergipe, 1440
Savassi • Belo Horizonte • MG
CEP 30130-174
Tel.: +55 31 98299-6678

# ACKNOWLEDGMENTS

## APSIS

We thank you for the opportunity of presenting this proposal. APSIS has been in the market since 1970's, providing integrated consulting services worldwide.

Committed to strict quality standards, APSIS offers extremely fast and tailor made services. Our great experience on several industries helps us identify your company's needs and propose simple and smart solutions.

Our services are performed by a multidisciplinary team that is highly qualified and informed, and take into consideration international accountability standards such as the IFRS, published and revised by the International Accounting Standards Board (IASB), as well the statements issued by the Brazilian accountability committee (*Comitê de Pronunciamento Contábil* - CPC), ABNT and other related procedures and standards.

0.6830
IDGH
EJ+E
0.650
86.560
807.5
57.030
0.607
5.7540
540.5
0.7540
EFF
-WEF
405.4
2.2400
054.0
4.9870
8.6350
8.7860
760.7
5.3230

O VALOR DAS GRANDES DECISÕES

**BUSINESS PROPOSAL**

**AP-00458/20**

**Company: TIM CELULAR S/A**
**C/O: Mrs. Manoela Suassuna**

# SINCE 1978

## CREATING VALUE

APSIS stands out as an independent consulting company specialized in valuation and in creating value to our clients.

APSIS' credibility and impartiality make it a reference in advisory.

- Over 20,000 reports issued
- Over R$ 600 billion in assets valued
- Over 23 million assets inventoried
- Over R$ 65 billion in real estate assets appraised
- Over 2,000 clients, 80% of which are large-sized companies

# CERTIFICATES

## INTERNATIONAL STANDARDS

Proposal AP-00458/20

June 25, 2020

**TIM CELULAR S/A**
Avenida das Américas, 3434 , Barra da Tijuca
Rio de Janeiro - RJ

C/O: Manoela Suassuna

Dear Mrs.
We are pleased to present our proposal to the requested services, and will be your disposal in case of any questions or considerations.

## 1. PROJECT SCOPE

### 1.1. Description of the situation

According to discussions held with administration, TIM S.A. intends to carry out a corporate reorganization in which its parent company, TIM PARTICIPAÇÕES S.A., will be the object of a reverse merger. In view of the fact that both companies have shares listed on the stock exchange market, the aforementioned operation requires the preparation of an appraisal report by both companies in compliance with Article 264 of the Brazilian Corporation Law and, in this context, the company's management sought APSIS to assist it in preparation of the agreement report.

### 1.2. Project Description

**Report in accordance with Article 264 Brazilian Corporate Law: Exchange ratio based on Net Assets Market Value:**

Under the terms and for the purposes of the corporate restructuring operations described above, calculate at market prices, including the value of fixed assets of both TIM SA and TIM PARTICIPAÇÕES SA, as well as the values of the relevant intangible assets, with the preparation of the respective appraisal reports, in accordance with the applicable laws and regulations, specifically Article 264 of Law 6,404 / 76 (Brazilian Corporate Law).

According to discussions held with administration and analysis of the published Financial Statements, the main assets subject to appraisal are the company's fixed assets (whose details of methodology and assumptions for valuation are set out below) and its intangibles, composed of the licenses and authorizations held by TIM SA as well as the company's customer portfolio.

Intangible assets will be valued using the income approach, based on the historical retrospective analysis, and expected profitability of the company.

**FIXED ASSETS MARKET VALUE PREMISSES AND METHODOLOGY:**

**For these services, the following steps will be performed:**

- Planning;
- Asset valuation;
- Preparation of an equity report.

**The assets that will be part of the scope are classified as:**

- Machines and equipment;
- Improvements;
- Furniture and properties;
- Computer equipment and IT.

**The scope does not cover the following topics:**

- Physical inventory and reconciliation of invoices / purchase documents;
- Loading of data collected in the system;
- Parameterization or supply of systems;
- Creation of load layout in the system;

**Comments:**

1. The valuations will be performed based on the analytical control of the fixed assets provided by the company, and based on the fact that the audited documents present solid controls in relation to the existence of the assets.

2. APSIS identifies the need for support from the contractor's engineering and project teams to make data available regarding the recent purchase of equipment and the link of similarity and replacement of the existing plant.

3. The support of technical teams will be necessary for the identification and segregation of properties and constructions

4. If the fixed asset documents are not suficient to support the assessment (with a detailed description of the items), it will be necessary for the contractor to work with the necessary information to enable the correct understanding and use of the documents.

1.3. Required Documentation

- **Documentation listed in a file previously sent to the company, called "Documentation Control - TIM Consolidado Proposals.xls"**

1.4. If the documentation or the required information for conducting the proposed work is not provided by the client, and its acquisition or preparation results in additional working hours for APSIS, the additional hours will be ascertained and charged according to the current schedule of man/hour costs. The same charges will occur when documentation or information is substituted after the start of the project.

1.5. Any work not described in the present scope, directly or indirectly related to the proposal described, which is to be performed by APSIS as requested by the client, will be charged as additional working hours for APSIS' team. If requested, it can be the object of a new proposal. The hours in question will be ascertained and charged according to the current schedule of man/hour costs.

1.6. The scope of the proposal does not include hours for clarifications to the auditors. If necessary, additional hours will be charged according to the current schedule of man/hour costs.

## 2. METHODOLOGY

Although there are considerable differences between valuation methodologies, all of them derive from one common principle: replacement, which states that no investor would pay more for something if he can pay less for another equivalent and corresponding good.
Below is a summary of valuation methodologies:

• **Market Approach** - Aims to compare the company under analysis with other recently sold or for-sale companies in the market (multiples or market prices).

• **Asset Approach** - Analyzes the accounting records and value the book value of equity or the market value of equity. For the market value of equity, the necessary adjustments are made to the assets and liabilities registered in the balance sheet (difference between book value and market value).

• **Income approach** - Also known as discounted cash flow. In this approach, the market value of the company is equal to the sum of all the future monetary cash flows that it can offer to its shareholders (with projected future values being converted to present value by an appropriate discount rate).

The table below summarizes the aforementioned methodologies and shows its indications, difficulties and advantages. APSIS will determine the most appropriate methodology for each project.

| APPROACH | MARKET | MARKET | ASSETS | INCOME |
|---|---|---|---|---|
| METHOD | Multiples | Stock Price | Market Value of Shareholder's Equity | Discounted Cash Flow |
| INDICATIONS | Multiples of the Companies Peers are available | Companies stocks are publicly traded | Companies with large capital | Companies that generate cash flow |
| | Significant market of comparable companies | Significant market of comparable companies | Companies that don't generate significant value from operations | Companies risks can be measured (discount rate) |
| ADVANTAGES | Analyzes how investors and other players are pricing the market | Considers market trends and the projected future results | Valuations based on the historical results of companies | Flexibility to measure opportunities, competitive advantages, growth and business profile |
| | Transaction values include control and liquidity premiums | Data available to the market | Conservative valuation method | Reflects the expected return considering risk (sector, company and country) |
| DIFFICULTIES | Separating the control and/or liquidity primiums from the transaction value | Similar companies may present different perspectives | When financial statements aren't audited | Macro and microeconomic changes affect projected scenarios |
| | Limited sample (few comparable companies) | Emerging markets tend to be more affected by short term macroeconomic variables | Economic possibilities and trends are not considered | Sensitivity to the capital structure and discount rate |

## 3. PRESENTATION OF THE REPORT

The final report will be presented in digital format, that is, in PDF (Portable Document Format) format with a digital certificate* and will be available to the client in an exclusive plataform at our extranet for a period of 90 (ninety) days.

If requested by the client, APSIS will make an original printed version of the document available, with no extra cost, within 5 (five) business days.

* **Digital Certificate:** identification technology that allows various types of electronic transactions considering the integrity, authenticity and confidentiality of data, in a way that avoids alterations, captures of private information or other types of unwanted actions.

## 4. DEADLINE

4.1. APSIS will present a draft of the report(s) within 20 (twenty) bussiness days. This estimate assumes that the contractor and all involved parties will provide all necessary information for the work be performed.

4.2. Upon receiving a draft of the report, the client will have 20 (twenty) days to request clarifications and/or approve the draft for publication of the final report. After that period, APSIS can consider the work complete, at which time it will be authorized to send the final invoice, regardless of the issuance of the final report. After the draft is approved, APSIS will have a period of 5 (five) bussiness days to issue the final report.

4.3. Services will begin with the express approval of this proposal, submission of the down payment and receipt of all documents requested by APSIS.

4.4. Any alterations requested after the delivery of the Digital Report will be subject to a new quotation.

## 5. FEES

5.1. Professional fees for the services rendered, considering all taxes (as well as duties, emoluments, fiscal and para-fiscal contributions), will be **R$420.000,00 (four hundred and twenty thousand reais)**, to be paid in the following manner:

- **50,00% (fifty percent) of the total value, upon accepting the present proposal**
- **50,00% (fifty percent) of the total value, 30 (thirty) days after the previous installment**

5.2. For each step mentioned above, the expiration date of the corresponding invoice will be 05 (five) days counting from the occurrence of each event that led to the charge. After expiration, a rate of 1% (one percent) per month will be charged on the net value of the invoice, plus a 2% (two percent) penalty on the invoice for breach of contract.

5.3. Activities that go beyond the scope determined in this proposal will be informed to the client and charged through an activities report (issued by APSIS) containing a description of the activities and timesheet.

## 6. VALIDITY OF THIS PROPOSAL

The present proposal is valid for 30 (thirty) days, counting from the date in which it was sent.

## 7. CONFIDENTIALITY

APSIS takes responsibility for maintaining absolute secrecy with respect to confidential information that it comes in contact with while rendering services. For the purposes of this proposal, all information will be considered confidential including any information APSIS might access while providing its services, either directly or indirectly.

Confidential information includes all types of oral, written, recorded and computerized disclosures or any other form disclousure made by the client or obtained in observations, interviews or analysis, including, appropriately and without limitations, all compositions, machinery, equipment, receipts, reports, outlines, use of patents and documents, as well as all data, compilations, specifications, strategies, projections, processes, procedures, techniques, models and all tangible and intangible manifestations of any nature.

APSIS, its consultants and employees have no interest, directly or indirectly, in the company(ies) involved or in the transaction described in this proposal.

## 8. GENERAL CONDITIONS

8.1. The basic parameters relevant to the scope of this project will be defined immediately after acceptance of this proposal to allow enough time for the adequate planning of the project.

8.2. Our work does not represent an audit of financial statements or a review of the work performed by the client's auditors. Therefore, our work cannot be considered or interpreted as an opinion or conclusion in this regard.

8.3. The present proposal can be rescinded by mutual agreement between both parties. In this case, APSIS will collect payment fees (as determined in Chapter 5) proportionally to the amount of work already performed.

8.4. Traveling and lodging expenses are not included in the value of this proposal. If necessary, they will be charged separately, being subject to the client's prior approval. In case said arrangements are performed directly by APSIS, the costs will be charged to the client (the receipts for such costs will be properly accounted for), being exempt from any taxation as they do not constitute the object of the herein contract.

8.5. For works involving the engineering areas, the Technical Responsibility Note (ART) will be sent to collect the contractor's signature. ART is a document that gives legitimacy to the work done and is registered with the Regional Council of Engineering and Agronomy (CREA).

8.6. At the end of the work, a model of Technical Capacity Attestation (ACT) will be sent to the contractor for analysis. In case of approval, we will request the return of the ACT completed and signed on company letterhead.

8.7. The parties have elected the city of Rio de Janeiro as the relevant jurisdiction and court, excluding any other courts, no matter how privileged they may be, to resolve any matter that may arise during the realization of this proprosal, as well as all situations not mentioned in this documment.

## 9. ACCEPTANCE AND CONTRACT

Upon acceptance, the proposal must be signed by the company's legal representative and subsequently returned to APSIS, followed by all the documenntario required in order for APSIS to begin rendering services.

Once the proposal has been returned to APSIS, it will become a formal contract between APSIS and its client according to the current civil legislation.

The legal representatives of both parties are to sign 2 copies of the present proposal, after which the proposal will automatically become a contract for the rendering of services.

Best regards,

**LUIZ PAULO CESAR SILVEIRA**
**Managing Director**

**AMILCAR DE CASTRO**
**Director**

Acceptance:

________________________
(Location / Date)

________________________
Legal Representative

Company Registration Number (CRN):

Witness 1:

Identification number:

Witness 2:

Identification number:

RIO DE JANEIRO
Rua do Passeio, 62, 6º andar
Centro • Rio de Janeiro • RJ
CEP 20021-280
Tel.: +55 21 2212-6850

SÃO PAULO
Av. Angélica, 2.503, Conj. 101
Consolação • São Paulo • SP
CEP 01227-200
Tel.: +55 11 4550-2701

MINAS GERAIS
Rua Sergipe, 1440
Savassi • Belo Horizonte • MG
CEP 30130-174
Tel.: +55 31 98299-6678

# ACKNOWLEDGMENTS

## APSIS

We thank you for the opportunity of presenting this proposal. APSIS has been in the market since 1970's, providing integrated consulting services worldwide.

Committed to strict quality standards, APSIS offers extremely fast and tailor made services. Our great experience on several industries helps us identify your company's needs and propose simple and smart solutions.

Our services are performed by a multidisciplinary team that is highly qualified and informed, and take into consideration international accountability standards such as the IFRS, published and revised by the International Accounting Standards Board (IASB), as well the statements issued by the Brazilian accountability committee (*Comitê de Pronunciamento Contábil* - CPC), ABNT and other related procedures and standards.

6. Information of art. 11 of ICVM 481 (to/from the Bylaws)

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Changes – Origin, Justification and Analysis of Effects
CHAPTER I THE COMPANY’S CHARACTERISTICS
SECTION 1º - TIM S.A. (the “Company”) is a publicly held company, governed by these By-laws and by the applicable legislation.	UNCHANGED
SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter’s address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.	UNCHANGED
SECTION 3º - The purpose of the Company is to:	UNCHANGED
I. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;	UNCHANGED
II. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

III. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and	UNCHANGED
IV. Hold interest in the capital of other business or non-business companies.	UNCHANGED
Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:	UNCHANGED
i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;	UNCHANGED
ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;	UNCHANGED
iii. Provide administrative, consulting, advisory and planning services;	UNCHANGED
iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;	UNCHANGED
vi. Provide services of information security, of monitoring and of georeferencing;	UNCHANGED
vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;	UNCHANGED
viii. Provide commercial representation and insurance representative services;	UNCHANGED
ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution;	UNCHANGED
x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xi. Promote charging and data management services;	UNCHANGED
xii. Engage in any other activities related or akin to the previous items.	UNCHANGED
SECTION 4º - The duration term of the Company is indeterminate.	UNCHANGED
CHAPTER II CAPITAL STOCK
SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred seventy-six million, one hundred seventy-one thousand, seven hundred sixty four reais and eighty seven cents (R$ 13,476,171,764,87) divided into four hundred and twenty-two million, nine hundred and sixty-seven thousand and eight hundred and ninety-six (422,967,896) common shares, all nominative, book-entry and with no-par value.

SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55)thirteen billion, four hundred seventy-six million, one hundred seventy-one thousand, seven hundred sixty four Brazilian and eighty seven cents (R$ 13,476,171,764,87) divided into 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand and nineteen) four hundred and twenty-two million, nine hundred and sixty-seven thousand and eight hundred and ninety-six(422,967,896) common shares, all nominative, book-entry and with no-par value.

Adjustment to reflect the Company’s Capital Stock after the Merger.
SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders’ Meeting resolutions.	UNCHANGED
SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors’ resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders’ Meeting.	UNCHANGED
Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.	UNCHANGED
SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 (“Law 6,404/76”).	UNCHANGED
CHAPTER III SHAREHOLDERS’ MEETING
SECTION 9º - The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 10 – The following are exclusive powers of the Shareholders’ Meeting:	UNCHANGED
I. To amend the By-Laws;	UNCHANGED
II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	UNCHANGED
III. To decide on the Company’s transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;	UNCHANGED
IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the “Novo Mercado Rules”) disclosed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”);	UNCHANGED
V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;	UNCHANGED
VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;	UNCHANGED
VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law no. 6,404/76;	UNCHANGED
IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and	UNCHANGED
X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Sole Paragraph. The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares.	UNCHANGED
SECTION 11 – The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.	UNCHANGED
SECTION 12 – The Shareholders’ Meeting shall be opened and presided over by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders’ Meeting shall appoint the Secretary.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company’s head-office, no later than two (2) working days before the Shareholders’ Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders’ Meeting.	UNCHANGED
Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders’ Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.	UNCHANGED
SECTION 13 – The Shareholders’ Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	UNCHANGED
Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.	UNCHANGED
Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders’ signatures.	UNCHANGED
SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders’ Meeting shall be convened to:	UNCHANGED
(i) Take the management accounts; examine, discuss and vote the financial statements;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and	UNCHANGED
(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.	UNCHANGED
SECTION 15 – The Shareholders’ Meeting shall be convened, extraordinarily, whenever the Company’s interests so require.	UNCHANGED
SECTION 16 – The shareholders shall exercise their voting rights in the Company’s interests.	UNCHANGED
CHAPTER IV COMPANY MANAGEMENT
SECTION I GENERAL RULES
SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.	UNCHANGED
Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 2º - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.	UNCHANGED
Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.	UNCHANGED
Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.	UNCHANGED
Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.	UNCHANGED
SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers’ Meetings, as the case may be.	UNCHANGED
Sole Paragraph. The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Policies and Code of Ethics and Conduct.	UNCHANGED
SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.	UNCHANGED
Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.	UNCHANGED
Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders’ Meeting. The alternate elected by the Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	UNCHANGED
SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.	UNCHANGED
Sole Paragraph. The terms of office of the Managers shall be extended until the instatement of their elected successors.	UNCHANGED
SECTION II BOARD OF DIRECTORS
SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:	UNCHANGED
i. Approving and following up the Company’s annual budget and the Company’s goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;	UNCHANGED
iii. Authorizing the issue of commercial papers for public offering;	UNCHANGED
iv. Deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;	UNCHANGED
v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	UNCHANGED
vi. Deciding on the approval of a program of depository receipts issued by the Company;	UNCHANGED
vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture that requires the incorporation of a new company;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;	UNCHANGED
ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;	UNCHANGED
x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements;	UNCHANGED
xi. Deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	UNCHANGED
xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED
xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);	UNCHANGED
xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED
xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;	UNCHANGED
xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);	UNCHANGED
xx. Approving the Company’ supplementary pension plan and that of its controlled companies;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;	UNCHANGED
xxii. Dividing the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be;	UNCHANGED
xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;	UNCHANGED
xxiv. Approve the Board of Officers’ internal rulings, with its respective organizational structure;	UNCHANGED
xxv. Appointing the Company's representatives in the management of its controlled companies;	UNCHANGED
xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;	UNCHANGED
xxviii. Decide on any subject or proposal to be submitted to the Shareholders’ Meeting and to resolve on its convening, whenever it is necessary;	UNCHANGED
xxix. review, annually, the corporate governance program, in order to improve it;	UNCHANGED
xxx. decide on independent auditors’ annual work plan, after prior assessment of the Statutory Audit Committee of the Company;	UNCHANGED
xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and	UNCHANGED
xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	UNCHANGED
Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company’s administrative organization, always observing the provisions of these By-Laws.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	UNCHANGED
Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.	UNCHANGED
Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.	UNCHANGED
Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders’ Meeting that elects them and expressly recorded in its Minutes.	UNCHANGED
SECTION 24 – The Directors shall be elected and dismissible by the Shareholders’ Meeting, and the Board of Directors shall appoint, among them, its Chairman.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders’ Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.	UNCHANGED
Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	UNCHANGED
SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer.	UNCHANGED
Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	UNCHANGED
Paragraph 3º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	UNCHANGED
SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.	UNCHANGED
Subsection I Committees of The Board of Directors
SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.	UNCHANGED
Sole Paragraph. The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.	UNCHANGED
SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.	UNCHANGED
Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.	UNCHANGED
Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.	UNCHANGED
Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.	UNCHANGED
Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.	UNCHANGED
Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.	UNCHANGED
SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:	UNCHANGED
I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;	UNCHANGED
III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;	UNCHANGED
IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;	UNCHANGED
VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;	UNCHANGED
VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	UNCHANGED
VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;	UNCHANGED
X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;	UNCHANGED
XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and	UNCHANGED
XII. evaluating the quarterly information, interim statements and financial statements.	UNCHANGED
Sole Paragraph. The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.	UNCHANGED
SECTION III BOARD OF EXECUTIVE OFFICERS
SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.	UNCHANGED
Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.	UNCHANGED
SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:	UNCHANGED
i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting;	UNCHANGED
ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;	UNCHANGED
iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;	UNCHANGED
v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	UNCHANGED
vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);	UNCHANGED
viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	UNCHANGED
ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);	UNCHANGED
xi. Approve the execution of collective agreements by the Company or its controlled companies; and	UNCHANGED
xii. Establish financial thresholds to be applied down the hierarchical structure of the Company’s administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.	UNCHANGED
Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company’s Management, as follows:	UNCHANGED
i. To guarantee the effectiveness and the proper operation of the Board of Officers;	UNCHANGED
ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;	UNCHANGED
iii. To convene, directly or through the Secretary collaboration, the Board of Officers’ Meetings;	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

iv. To install and chair the Board of Officers’ Meetings;	UNCHANGED
v. To coordinate the discussions and resolutions taken in the Board of Officers’ Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;	UNCHANGED
vi. To combine the Board of Officers’ activities with the interests of the Company, its shareholders and related parties; and	UNCHANGED
vii. To address to the Board of Directors’ Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.	UNCHANGED
Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:	UNCHANGED
i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.	UNCHANGED
Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

i. To ensure financial, administrative, economic-managerial and tax procedures.	UNCHANGED
Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:	UNCHANGED
i. To ensure the Company's tutelage and legal support, except for tax matters.	UNCHANGED
SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.	UNCHANGED
Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.	UNCHANGED
Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 3º – The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	UNCHANGED
Paragraph 4º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.	UNCHANGED
SECTION 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED
Paragraph 1º - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED
Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company’s Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:	UNCHANGED
i. any Officer, acting individually;	UNCHANGED
ii. 2 (two) attorneys acting jointly; or	UNCHANGED
iii. a single attorney, acting individually, as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of them necessarily being the Chief Executive Officer, or (b) by 3 (three) Officers acting jointly;	UNCHANGED
Paragraph 1º - The powers of attorney granted by the Company shall be signed by one Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section, observing the relevant levels of authority established by these By-laws.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney ad negotia is prohibited.	UNCHANGED
SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company’s corporate purposes.	UNCHANGED
CHAPTER V FISCAL COUNCIL
SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and of information to shareholders and shall be operated permanently.	UNCHANGED
SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.	UNCHANGED
Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.	UNCHANGED
Paragraph 3º – The term of office of the Fiscal Council’s members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.	UNCHANGED
Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body’s resolutions.	UNCHANGED
Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company’s Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.	UNCHANGED
SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.	UNCHANGED
SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.	UNCHANGED
Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.	UNCHANGED
Paragraph 2º – The Fiscal Council’s resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders’ Meeting.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.	UNCHANGED
SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.	UNCHANGED
Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.	UNCHANGED
Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	UNCHANGED
SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Sole Paragraph. The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	UNCHANGED
SECTION 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.	UNCHANGED
Paragraph 1º – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed.	UNCHANGED
Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the caput of this Section.	UNCHANGED
CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS
SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 46 – The Management shall submit to the Annual Shareholders’ Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.	UNCHANGED
Paragraph 1º - The net income shall have the following destination:	UNCHANGED
(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and	UNCHANGED
(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders	UNCHANGED
Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.	UNCHANGED
Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.	UNCHANGED
Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.	UNCHANGED
CHAPTER VII LIQUIDATION
SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

CHAPTER VIII DISPOSAL OF CORPORATE CONTROL
SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company’s Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.	UNCHANGED
CHAPTER IX ARBITRATION

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.	UNCHANGED
CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT
SECTION I GENERAL PROVISIONS
SECTION 50 – The Company’s delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:	UNCHANGED
I. the decision of the controlling shareholder or of the Company;	UNCHANGED
II. the non-compliance with obligations under the Novo Mercado Rules; and	UNCHANGED
III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.	UNCHANGED
SECTION II VOLUNTARY DELISTING OF THE COMPANY

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.	UNCHANGED
Sole Paragraph. The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders’ Meeting, in accordance with the Novo Mercado Rules.	UNCHANGED
SECTION III COMPULSORY DELISTING OF THE COMPANY
SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

Sole Paragraph. In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.	UNCHANGED
CHAPTER XI CORPORATE RESTRUCTURING
SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that resolved on the said restructuring.	UNCHANGED
Sole Paragraph. In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders’ Meeting shall agree to this corporate structure.	UNCHANGED
CHAPTER XII TEMPORARY PROVISIONS
SECTION 54 – Upon the Company’s admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively):	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;	UNCHANGED
II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and	UNCHANGED
III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	UNCHANGED
SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.	UNCHANGED
SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.	UNCHANGED

PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS COMPARATIVE TABLE

SECTION 57 – The effectiveness of the provisions established in the items (iv) and (ix) of Paragraph 1º and 2º, of Section 23, and in the Sections 27, 28, 29 and 30, Chapters VIII, IX, X and XI, and in the Section 54 of these By-Laws are subject, upon suspensive condition, to the granting of Company’s registration as a issuer with B3 and to the submission to Novo Mercado Rules.	UNCHANGED
SECTION 58 – This instrument is governed by the laws of Federative Republic of Brazil.	UNCHANGED

7. Consolidated Bylaws

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

August 31st, 2020

TIM S.A.

Publicly-Held Company

CNPJ/ME nº 02.421.421/0001-11

NIRE 333.0032463-1

ANNEX I

BY-LAWS

CHAPTER I

THE COMPANY’S CHARACTERISTICS

SECTION 1º - TIM S.A. (the “Company”) is a publicly held company, governed by these By-laws and by the applicable legislation.

SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter’s address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.

SECTION 3º - The purpose of the Company is to:

i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation;

ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use;

iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and

iv. Hold interest in the capital of other business or non-business companies.

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

August 31st, 2020

Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities:

i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts;

ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose;

iii.       Provide administrative, consulting, advisory and planning services;

iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others;

v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services;

vi. Provide services of information security, of monitoring and of georeferencing;

vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium;

viii. Provide commercial representation and insurance representative services;

ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

August 31st, 2020

of proposals for the supply of credit cards under the responsibility of contracting institution;

x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others;

xi. Promote charging and data management services;

xii.       Engage in any other activities related or akin to the previous items.

SECTION 4º - The duration term of the Company is indeterminate.

CHAPTER II

CAPITAL STOCK

SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand and nineteen) common shares, all nominative, book-entry and with no-par value.

SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders’ Meeting resolutions.

SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors’ resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders’ Meeting.

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

August 31st, 2020

Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures.

SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 (“Law 6,404/76”).

CHAPTER III

SHAREHOLDERS’ MEETING

SECTION 9º - The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

SECTION 10 – The following are exclusive powers of the Shareholders’ Meeting:

I.       To amend the By-Laws;

II. To decide on the appraisal of assets given by shareholders to pay up capital stock;

III. To decide on the Company’s transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts;

IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the “Novo Mercado Rules”) disclosed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council;

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VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management;

VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law no. 6,404/76;

IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and

X.       To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares.

SECTION 11 – The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76.

SECTION 12 – The Shareholders’ Meeting shall be opened and presided over by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, or by an

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attorney-in-fact expressly appointed by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders’ Meeting shall appoint the Secretary.

Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company’s head-office, no later than two (2) working days before the Shareholders’ Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders’ Meeting.

Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders’ Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before.

SECTION 13 – The Shareholders’ Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests.

Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders’ signatures.

SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders’ Meeting shall be convened to:

(i) Take the management accounts; examine, discuss and vote the financial statements;

(ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

(iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

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SECTION 15 – The Shareholders’ Meeting shall be convened, extraordinarily, whenever the Company’s interests so require.

SECTION 16 – The shareholders shall exercise their voting rights in the Company’s interests.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL RULES

SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers.

Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph 2º - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office.

SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers’ Meetings, as the case may be.

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Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements.

SECTION 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Policies and Code of Ethics and Conduct.

SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors.

Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication.

Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders’ Meeting. The alternate elected by the Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office.

Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors.

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SECTION II

BOARD OF DIRECTORS

SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

i. Approving and following up the Company’s annual budget and the Company’s goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies;

ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;

iii. Authorizing the issue of commercial papers for public offering;

iv. Deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

vi. Deciding on the approval of a program of depository receipts issued by the Company;

vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture that requires the incorporation of a new company;

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viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies;

x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements;

xi. Deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws;

xii.       Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

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xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);

xv.       Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);

xvi.       Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities;

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xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);

xx. Approving the Company’ supplementary pension plan and that of its controlled companies;

xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers;

xxii. Dividing the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be;

xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees;

xxiv. Approve the Board of Officers’ internal rulings, with its respective organizational structure;

xxv. Appointing the Company's representatives in the management of its controlled companies;

xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee;

xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points

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the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;

xxviii. Decide on any subject or proposal to be submitted to the Shareholders’ Meeting and to resolve on its convening, whenever it is necessary;

xxix. review, annually, the corporate governance program, in order to improve it;

xxx. decide on independent auditors’ annual work plan, after prior assessment of the Statutory Audit Committee of the Company;

xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and

xxxii.       Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company’s administrative organization, always observing the provisions of these By-Laws.

SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules.

Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.

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Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders’ Meeting that elects them and expressly recorded in its Minutes.

SECTION 24 – The Directors shall be elected and dismissible by the Shareholders’ Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders’ Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections.

Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer.

Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph 3º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or

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recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

Subsection I

Committees of The Board of Directors

SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary.

Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed.

Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office

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of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76.

Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above.

Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations.

Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

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I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

VI.       to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;

VII.       analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

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VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

IX.       preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company;

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and

XII. evaluating the quarterly information, interim statements and financial statements.

Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

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SECTION III

BOARD OF EXECUTIVE OFFICERS

SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.

Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers.

SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body:

i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting;

ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

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iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;

v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);

vii.       Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);

viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total

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amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);

xi.       Approve the execution of collective agreements by the Company or its controlled companies; and

xii.       Establish financial thresholds to be applied down the hierarchical structure of the Company’s administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.

Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company’s Management, as follows:

i. To guarantee the effectiveness and the proper operation of the Board of Officers;

ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings;

iii. To convene, directly or through the Secretary collaboration, the Board of Officers’ Meetings;

iv. To install and chair the Board of Officers’ Meetings;

v. To coordinate the discussions and resolutions taken in the Board of Officers’ Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;

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vi. To combine the Board of Officers’ activities with the interests of the Company, its shareholders and related parties; and

vii. To address to the Board of Directors’ Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.

Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution:

i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed.

Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution:

i. To ensure financial, administrative, economic-managerial and tax procedures.

Paragraph 4º - The Legal Officer shall, among other activities, the following attribution:

i. To ensure the Company's tutelage and legal support, except for tax matters.

SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers.

Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present.

Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they

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are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting.

Paragraph 3º – The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph 4º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.

SECTION 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph 1º - The Board of Directors is responsible for determining the scope of authority of each one of the other Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph 2º - Without prejudice of the provisions in the caput and in paragraph 1º of this Section, any of the Company’s Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.

SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

i. any Officer, acting individually;

ii. 2 (two) attorneys acting jointly; or

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iii. a single attorney, acting individually, as long as the respective power of attorney has been signed (a) by 2 (two) Officers, one of them necessarily being the Chief Executive Officer, or (b) by 3 (three) Officers acting jointly;

Paragraph 1º - The powers of attorney granted by the Company shall be signed by one Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the caput of this Section, observing the relevant levels of authority established by these By-laws.

Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney ad negotia is prohibited.

SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company’s corporate purposes.

CHAPTER V

FISCAL COUNCIL

SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and of information to shareholders and shall be operated permanently.

SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting.

Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council.

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Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.

Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.

Paragraph 3º – The term of office of the Fiscal Council’s members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body’s resolutions.

Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company’s Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council.

SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

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Paragraph 2º – The Fiscal Council’s resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders’ Meeting.

SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above.

Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing.

Sole Paragraph - The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

SECTION 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

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Paragraph 1º – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed.

Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the caput of this Section.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

SECTION 46 – The Management shall submit to the Annual Shareholders’ Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year.

Paragraph 1º - The net income shall have the following destination:

(i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and

(ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders

Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the

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August 31st, 2020

Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.

Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of dividends or interest on capital stock, account of retained earnings or account of profit reserves existing.

Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.

CHAPTER VII

LIQUIDATION

SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII

DISPOSAL OF CORPORATE CONTROL

SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company’s Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the

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August 31st, 2020

Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.

CHAPTER IX

ARBITRATION

SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement.

CHAPTER X

DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT

SECTION I

GENERAL PROVISIONS

SECTION 50 – The Company’s delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:

I. the decision of the controlling shareholder or of the Company;

II. the non-compliance with obligations under the Novo Mercado Rules; and

III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

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August 31st, 2020

SECTION II

VOLUNTARY DELISTING OF THE COMPANY

SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.

Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders’ Meeting, in accordance with the Novo Mercado Rules.

SECTION III

COMPULSORY DELISTING OF THE COMPANY

SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.

Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.

CHAPTER XI

CORPORATE RESTRUCTURING

SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo

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TIM S.A

August 31st, 2020

Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that resolved on the said restructuring.

Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders’ Meeting shall agree to this corporate structure.

CHAPTER XII

TEMPORARY PROVISIONS

SECTION 54 – Upon the Company’s admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively):

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis.

SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively.

CONT. MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF

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August 31st, 2020

SECTION 57 – The effectiveness of the provisions established in the items (iv) and (ix) of Paragraph 1º and 2º, of Section 23, and in the Sections 27, 28, 29 and 30, Chapters VIII, IX, X and XI, and in the Section 54 of these By-Laws are subject, upon suspensive condition, to the granting of Company’s registration as a issuer with B3 and to the submission to Novo Mercado Rules.

SECTION 58 – This instrument is governed by the laws of Federative Republic of Brazil.

8. Financial Statements TIM Participações - 03/31/2020

# TIM Participações S.A., TIM Participações S.A. and Subsidiary

*QUARTERLY INFORMATION*
*as at March 31, 2020*

# TIM PARTICIPAÇÕES S.A. and
# TIM PARTICIPAÇÕES S.A. e SUBSIDIARY

QUARTERLY INFORMATION
March 31, 2020 and 2019

Contents

| | |
|---|---|
| Report of the independent auditors on the quarterly information | 1 |
| Audited quarterly information | |
| Balance sheets | 3 |
| Income statements | 5 |
| Statements of comprehensive income | 7 |
| Statements of changes in shareholders' equity | 9 |
| Cash flow statements | 11 |
| Statements of value added | 12 |
| Comments on performance | 13 |
| Notes to the quarterly information | 34 |
| Opinion of the Fiscal Council | 105 |
| Declaration of the officers on the financial statements | 106 |
| Statutory officers statement on independent auditors | 107 |

**TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY**

BALANCE SHEETS

March 31, 2020 and December 31, 2019

**(In thousands of Reais)**

| | Notes | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| **Asset** | | 22,737,360 | 23,133,188 | 39,499,755 | 40,348,924 |
| **Current Assets** | | 108,250 | 677,929 | 7,186,880 | 8,454,129 |
| Cash and cash equivalents | 4 | 20,396 | 762 | 1,590,927 | 2,284,810 |
| Marketable securities | 5 | 14,365 | 12,167 | 39,279 | 654,479 |
| Trade accounts receivable | 6 | 520 | 1,844 | 3,123,849 | 3,184,780 |
| Inventory | 7 | - | - | 268,547 | 203,278 |
| Dividends and interest on shareholders' equity receivable | 13 | - | 597,550 | - | - |
| Indirect taxes, charges and contributions recoverable | 8 | - | - | 419,074 | 420,284 |
| Direct taxes, charges and contributions recoverable | 9 | 28,474 | 28,383 | 1,137,312 | 1,395,193 |
| Prepaid expenses | 11 | 2,327 | 2.729 | 411,720 | 175,868 |
| Derivative Financial Instruments | 37 | - | - | 49,444 | 16,602 |
| Financial leases | 16 | - | - | 5,379 | 4,931 |
| Regulatory credits recoverable | 17 | - | - | 47,293 | 33,090 |
| Other current assets | | 42,168 | 34,494 | 94,056 | 80,814 |
| **Non-current assets** | | 22,629,110 | 22,455,259 | 32.312.875 | 31,894,795 |
| **Long-term receivables** | | 86,855 | 88,077 | 4,899,272 | 4,614,305 |
| Marketable securities | 5 | - | - | 3,926 | 3,849 |
| Trade accounts receivable | 6 | - | - | 155,841 | 103,075 |
| Indirect taxes, charges and contributions recoverable | 8 | - | - | 835,344 | 823,349 |
| Direct taxes, charges and contributions recoverable | 9 | - | - | 2,386,830 | 2,367,607 |
| Deferred income tax and social contribution | 10 | - | - | - | - |
| Judicial Deposit | 12 | 85,617 | 87,049 | 969,556 | 1,006,899 |
| Prepaid expenses | 11 | 1,238 | 1,028 | 63,172 | 69,656 |
| Derivative Financial Instruments | 37 | - | - | 272,627 | 29,909 |
| Financial leases | 16 | - | - | 150,135 | 151,447 |
| Other current assets | | - | - | 61,841 | 58,514 |
| | | | | | |
| Investment | 13 | 22,384,699 | 22,209,626 | - | - |
| Property, plant and equipment | 14 | - | - | 17,874,186 | 17,612,164 |
| Intangible | 15 | 157,556 | 157,556 | 9,539,417 | 9,668,326 |

The accompanying notes are an integral part of the quarterly information.

3

**TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY**

BALANCE SHEETS

March 31, 2020 and December 31, 2019

**(In thousands of Reais)**

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| **Other Long-Term Liabilities** | | 22,737,360 | 23,133,188 | 39,499,755 | 40,348,924 |
| | | | | | |
| **Total Liabilities** | | 149,905 | 701,370 | 16,912,300 | 17,917,106 |
| | | | | | |
| **Current** | | 71,531 | 624,194 | 5,957,115 | 8,117,479 |
| **Current Assets** | 18 | 9,680 | (6,987) | 2,634,800 | 3,923,035 |
| Suppliers | 20 | - | - | 1,149,764 | 1,384,180 |
| Loans and financings | 16 | - | - | 885,521 | 873,068 |
| Financial leases | 36 | - | - | 4,146 | 858 |
| Derivative Financial Instruments | | 1,146 | 898 | 253,513 | (218,421) |
| Payroll and related charges | 21 | 545 | 530 | 585,453 | 463,606 |
| Indirect taxes, charges and contributions payable | 22 | 190 | 25,816 | 73,864 | 296,305 |
| Direct taxes, charges and contributions payable | 25 | 47,834 | 577,837 | 47,834 | 577,837 |
| Dividends and interest on shareholders' equity payable | 19 | - | - | 89,285 | 88,614 |
| Authorizations payable | 23 | - | - | 219,623 | 281,930 |
| Deferred revenues | | 12,136 | 12,126 | 13,312 | 9,625 |
| Other current liabilities | | | | | |
| | | 78,374 | 77,176 | 10,955,185 | 9,799,627 |
| **Non-current assets** | | | | | |
| Loans and financings | 20 | - | - | 1,311,574 | 644,908 |
| Derivative Financial Instruments | 36 | - | - | - | 3,547 |
| Financial leases | 16 | - | - | 7,283,025 | 6,907,802 |
| Indirect taxes, charges and contributions payable | 21 | - | - | 3,036 | 2,997 |
| Direct taxes, charges and contributions payable | 22 | - | - | 212,770 | 212,310 |
| Deferred income tax and social contribution | 10 | | | 146,441 | 47,734 |
| Provision for legal and administrative proceedings | 24 | 48,622 | 47,423 | 885,663 | 840,637 |
| Pension plan and other post-employment benefits | 37 | - | - | 5,782 | 5,782 |
| Authorizations payable | 19 | - | - | 239,065 | 237,723 |
| Deferred revenues | 23 | - | - | 808,276 | 827,182 |
| Other current liabilities | | 29,752 | 29,753 | 59,553 | 69,005 |
| | | | | | |
| **Shareholders' equity** | 25 | 22,587,455 | 22,431,818 | 22,587,455 | 22,431,818 |
| Capital Stock | | 9,866,298 | 9,866,298 | 9,866,298 | 9,866,298 |
| Capital reserves | | 410,753 | 410,650 | 410,753 | 410,650 |
| Profit reserves | | 12,159,162 | 12,159,162 | 12,159,162 | 12,159,162 |
| Accumulated other comprehensive income | | (1,088) | (1,088) | (1,088) | (1,088) |
| Treasury shares | | (9,511) | (3,204) | (9,511) | (3,204) |
| Profit for the period | | 161,841 | - | 161,841 | - |

The explanatory notes are an integral part of the quarterly information.

4

## TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

**(In thousands of Reais, except as otherwise stated)**

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | **Notes** | **1st Qtr / 20** | **03/2020** | **1st Qtr / 19** | **03/2019** |
| Net revenue | 27 | - | - | - | - |
| Costs of services provided and goods sold | 28 | - | - | - | - |
| Gross income | | - | - | - | - |
| Operational incomes (expenses): | | | | | |
| Selling expenses | 28 | - | - | - | - |
| General and administrative expenses | 28 | (8,476) | (8,476) | (9,094) | (9,094) |
| Income from equity accounting | 13 | 172,873 | 172,873 | 213,721 | 213,721 |
| Other revenues (expenses), net | 29 | 722 | 722 | (45,972) | (45,972) |
| | | 165,119 | 165,119 | 158,655 | 158,655 |
| Operating income | | 165,119 | 165,119 | 158,655 | 158,655 |
| Financial income (Expenses) | | | | | |
| Financial income | 30 | 2.519 | 2.519 | (640) | (640) |
| Financial expenses | 31 | (5,797) | (5,797) | (41,227) | (41,227) |
| | | (3,278) | (3,278) | (41,867) | (41,867) |
| Profit before income tax and social contribution | | 161,841 | 161,841 | 116,788 | 116,788 |
| Income tax and social contributions | 32 | - | - | 3,246 | 3,246 |
| Net profit for the period | | 161,841 | 161,841 | 120,034 | 120,034 |
| *Earnings per share attributable to the Company's shareholders (expressed in R $ per share)* | | | | | |
| Basic earnings per share | 33 | 0.07 | 0.07 | 0.05 | 0.05 |
| Diluted earnings per share | 33 | 0.07 | 0.07 | 0.05 | 0.05 |

The accompanying notes are an integral part of the quarterly information.

5

## TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

**(In thousands of reais, unless otherwise stated)**

| | | Consolidated | | | |
|---|---|---|---|---|---|
| | **Notes** | **1st Qtr / 20** | **03/2020** | **1st Qtr / 19** | **03/2019** |
| Net revenue | 27 | 4,215,308 | 4,215,308 | 4,190,826 | 4,190,826 |
| Costs of services provided and goods sold | 28 | (1,961,448) | (1,961,448) | (1,957,381) | (1,957,381) |
| Gross profit | | 2,253,860 | 2,253,860 | 2,233,445 | 2,233,445 |
| Operational incomes (expenses): | | | | | |
| Sales | 28 | (1,209,040) | (1,209,040) | (1,277,046) | (1,277,046) |
| General and administrative | 28 | (438,164) | (438,164) | (405,348) | (405,348) |
| Other revenues (expenses), net | 29 | (91,534) | (91,534) | (102,396) | (102,396) |
| | | (1,738,738) | (1,738,738) | (1,784,790) | (1,784,790) |
| Operating profit | | 515,122 | 515,122 | 448,655 | 448,655 |
| Financial income (Expenses) | | | | | |
| Financial income | 30 | 365,217 | 365,217 | 62,557 | 62,557 |
| Financial expenses | 31 | (619,792) | (619,792) | (325,105) | (325,105) |
| | | (254,575) | (254,575) | (262,548) | (262,548) |
| Profit before income tax and social contribution | | 260,547 | 260,547 | 186,107 | 186,107 |
| Income tax and social contributions | 32 | (98,706) | (98,706) | (66,073) | (66,073) |
| Net profit for the period | | 161,841 | 161,841 | 120,034 | 120,034 |
| *Earnings per share attributable to the Company's shareholders (expressed in R $ per share)* | | | | | |
| Basic earnings per share | 33 | 0.07 | 0.07 | 0.05 | 0.05 |
| Diluted earnings per share | 33 | 0.07 | 0.07 | 0.05 | 0.05 |

6

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

COMPREHENSIVE INCOME STATEMENT

Periods ended March 31, 2020 and 2019

(In thousands of Reais)

	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019
Net income for the year	161,841	161,841	120,034	120,034
Other items in comprehensive income				
Item not to be reclassified to income:				
Pension plan and other post-employment benefits	-	-	-	-
Total comprehensive income for the period	161,841	161,841	120,034	120,034

The accompanying notes are an integral part of the quarterly information.

7

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Periods ended March 31, 2020 and 2019

(In thousands of Reais)

	Share capital	Capital reserve	Income reserves: Legal reserve	Income reserves: Expansion reserve	Income reserves: Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on December 31st, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818
Total comprehensive income for the period									
Net profit for the period								161,841	161,841
Reflection of the amount of post-employment benefit posted directly in the subsidiary's shareholders' equity (note 13)	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	161,841	161,841
Total shareholder contributions and distributions to shareholders									
Stock options (note 25.b)	-	103	-	-		-	-	-	103
Purchase of treasury shares, net of disposals	-	-	-	-		6,307	-	-	6,307
Total contributions from shareholders and distributions to shareholders	-	103	-	-	-	6,307	-	-	6,204
Balances on March 31, 2020	9,866,298	410,753	1,010,090	9,537,053	1,612,019	(9,511)	(1,088)	161,841	22,587,455

The explanatory notes are an integral part of the quarterly information.

8

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Periods ended March 31, 2020 and 2019

(In thousands of Reais)

			Income reserves						
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury stock	Equity valuation adjustments	Retained earnings	Total
Balances on December 31st, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	-	22,431,818
Total comprehensive income for the period									
Net profit for the period								161,841	161,841
Reflection of the amount of post-employment benefit posted directly in the subsidiary's shareholders' equity (note 13)	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	161,841	161,841
Total shareholder contributions and distributions to shareholders									
Stock options (note 25.b)	-	103	-	-		-	-	-	103
Purchase of treasury shares, net of disposals	-	-	-	-		6,307	-	-	6,307
Total contributions from shareholders and distributions to shareholders	-	103	-	-	-	6,307	-	-	6,204
Balances on March 31, 2020	9,866,298	410,753	1,010,090	9,537,053	1,612,019	(9,511)	(1,088)	161,841	22,587,455

The explanatory notes are an integral part of the quarterly information.

8

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENT OF CASH FLOWS

Periods ended March 31

(In thousands of Reais)

		Parent Company		Consolidated	
	Note	03/2020	03/2019	03/2020	03/2019
Operational activities					
Income Before Income Tax and Social Contribution		161,841	116,788	260,547	186,107
Adjustments to reconcile profit to cash provided by operating activities					
Depreciation and amortization		-	-	1,408,605	1,334,210
Result of equity pickup	13	(172,873)	(213,721)	-	-
Residual value of fixed and intangible assets written off		-	-	2,411	4,533
Interest on obligations arising from the demobilization of assets		-	-	13	133
Provision for administrative and judicial proceedings	24	8,670	44,119	98,088	95,108
Monetary update on deposits and administrative and judicial proceedings		2,582	41,516	57,712	42,714
Interest, monetary and exchange variation on loans and other financial adjustments		1,030	-	68,960	21,141
Interest on commercial leasing	31	-	-	166,413	210,001
Interest on commercial leasing	30	-	-	(4,937)	6,422
Losses on expected settlement credits	28	-	-	188,588	172,610
Calls on shares	26	1,324	553	876	3,198
		(74)	10,745	2,247,276	2,063,333
Decrease (Increase) of operating assets					
Accounts receivable from customers		1,324	103	(150,774)	(327,822)
Taxes and contributions recoverable		(91)	27,891	245,268	96,847
Inventory		-	-	(65,269)	(31,569)
Early expenses		192	543	(229,369)	(634,559)
Dividends and interest on the stockholders' equity		597,550	362,436	-	-
Judicial deposits		3,616	24,962	44,042	44,526
Other assets		7,673	8,843	(30,311)	(17,125)
Increase (decrease) in operating liabilities					
Labor liabilities		248	1.562	35,092	33,587
Suppliers		2,614	7.878	(1,302,096)	(540,745)
Taxes, fees and contributions		11.534	16,029	(38,782)	(112,763)
Commitments to be paid		-	-	-	7,843
Payments of judicial and administrative proceedings	24	(12,236)	42.023	(117,473)	(157,432)
Deferred revenues		-	-	(81,213)	(77,118)
Other liabilities		(927)	(20)	(41,470)	5,733
Cash generated from operations		**596,077**	**349,645**	**514,921**	**341,270**
Paid income tax and social contributions		-	-	(27,308)	(45,462)
Net cash generated by operating activities		**596,077**	**349,645**	**487,613**	**295,808**
Investing activities					
Bond and securities		(2,198)	(7,820)	615,124	32.004
Additions to fixed and non-tangible assets		-	-	(904,351)	(650,092)
Receipt of finance lease		-	-	(5.802)	(5,802)
Net cash (invested in) generated by financing activities		**(2,198)**	**(7,820)**	**(283,425)**	**(612,286)**

10

**TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY**

STATEMENT OF CASH FLOWS

Periods ended March 31

**(In thousands of Reais)**

| | | Parent Company | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 03/2020 | 03/2019 | 03/2020 | 03/2019 |
| Financing activities | | | | | |
| New loans | | - | - | 800,000 | 1,000,000 |
| Amortization of loans | | - | - | (665,997) | (134,678) |
| Interest paid - Loans | | - | - | (33.264) | (15.368) |
| Payment of commercial leasing | | - | - | (213,313) | (151,595) |
| Interest paid on commercial leasing | | - | - | (211,252) | (200,448) |
| Derivative Financial Instruments | | - | - | - | - |
| Purchase of treasury shares, net of disposals | | 7,080 | 1,045 | (7,080) | 1,045 |
| Dividends and interest on paid equity | | (567,165) | (342,958) | (567,165) | (342,958) |
| **Net cash used in financing activities** | | **(574,245)** | **(341,913)** | **(898,071)** | **155,998** |
| **Increase (decrease) in cash and cash equivalents** | | **19,634** | **(88)** | **(693,883)** | **(160,480)** |
| **Cash and equivalents at the beginning of the period** | | **762** | **167** | **2,284,810** | **1,075,530** |
| **Cash and equivalents at the end of the period** | | **20,396** | **79** | **1,590,927** | **915,050** |

| | Consolidated | |
|---|---|---|
| | 03/2020 | 03/2019 |
| Non-cash transactions | | |
| Additions to property, plant and equipment and intangible assets - with no effect on cash | (643,466) | (5,054,003) |
| Increase in leasing obligations - no effect on cash | 643,466 | 5,054,003 |

The accompanying notes are an integral part of the quarterly information.

11

**TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY**

STATEMENTS OF VALUE ADDED

Periods ended March 31, 2020 and 2019

**(In thousands of Reais)**

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 03/2019 | 03/2020 | 03/2019 |
| Revenue | | | | |
| Gross operational revenue | - | - | 6,091,893 | 6,104,071 |
| Losses on allowance for loan losses | - | - | (188,588) | (172,610) |
| Discounts granted, returns and others | - | - | (679,874) | (658,608) |
| | - | - | 5,223,431 | 5,272,853 |
| Supplies acquired from third parties | | | | |
| Costs of services provided and goods sold | - | - | (599,276) | (717,716) |
| Materials, energy, third-party services, and other | (2,517) | (48,286) | (796,131) | (852,903) |
| | (2,517) | (48,286) | (1,395,407) | (1,570,619) |
| Retentions | | | | |
| Depreciation and amortization | - | - | (1,408,605) | (1,334,210) |
| Net value added generated | (2,517) | (48,286) | 2,419,419 | 2,368,024 |
| Value added received in transfer | | | | |
| Result of equity pickup | 172,873 | 213,721 | - | - |
| Financial income | 2.519 | (640) | 365,217 | 62,557 |
| | 175,392 | 213,081 | 365,217 | 62,557 |
| Total added value to be distributed | 172,875 | 164,795 | 2,784,636 | 2,430,581 |
| | | | | |
| Added value distribution | | | | |
| Personnel and expenses | | | | |
| Direct remuneration | 1,986 | 4,125 | 136,108 | 124,733 |
| Benefits | 216 | 241 | 47,894 | 47,127 |
| F.G.T.S. | 67 | 111 | 14,878 | 13,749 |
| Others | 1,362 | 1,426 | 11,133 | 16,046 |
| | 3,631 | (5.903) | 210,013 | 201,655 |
| Taxes, fees and contributions | | | | |
| Federal | 1,609 | (2,369) | 592,043 | 624,393 |
| State | - | - | 953,761 | 961,074 |
| Municipal | - | - | 33,745 | 28,690 |
| | 1,609 | (2,369) | 1,579,549 | 1,614,157 |
| Third-party Capital Remuneration | | | | |
| Interest | 5,787 | 41,224 | 619,188 | 324,857 |
| Rentals | 7 | 3 | 214,045 | 168,188 |
| | 5,794 | 41,227 | 833,233 | 493,045 |
| Others | | | | |
| Social investment | - | - | - | 1,690 |
| | - | - | - | 1,690 |
| Shareholder's Equity Remuneration | | | | |
| Retained earnings | 161,841 | 120,034 | 161,841 | 120,034 |
| | 161,841 | 120,034 | 161,841 | 120,034 |

The accompanying notes are an integral part of the quarterly information.

12

# 2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## HIGHLIGHTS

### Migrating from Volume to Value: continued transformation of the customer base profile

- **TIM Live's UBB customer base grew 20.2% YoY,** totaling 584k connections;
- **Mobile ARPU maintained a solid advance of 4.8% YoY,** reaching R$ 23.9;
- **TIM Live ARPU posted robust growth of 6.1% YoY,** reaching R$ 84.5;
- **TIM Black Família** offer reached **~500 thousand clients**, contributing in a positive manner to the dynamics of migration to **higher-value plans.**

### Infrastructure Development for a Better Client Experience

- **Leader in 4G coverage spanning 3,506 cities,** while utilizing multiple frequencies (700 MHz, 1.8 GHz, 2.1 GHz and 2.5 GHz) in order to expand capacity;
- **4G coverage in 100% of Paraná, Santa Catarina and Espírito Santo municipalities.** São Paulo and Rio de Janeiro are also entirely covered;
- **VoLTE technology available in more than 3,459 cities,** improving voice user experience;
- **Accelerated expansion of FTTH with 2.5 million homes** covered by fiber optic in 24 cities as of March.

### Resilient EBITDA, with strong cost efficiency compensating for post-COVID-19 challenges

- **Services Revenue up 1.7% YoY in 1Q20;**
- **Client Generated Net Revenues (mobile segment) rose 1.3% YoY;**
- **TIM Live revenues advanced 29.1% YoY,** maintaining its fast growth;
- **Normalized Costs and Expenses* dropped 4.9% YoY,** demonstrating an efficient approach amid short-term challenges;
- **Normalized EBITDA* reached R$ 1.9 billion, maintaining its solid evolution at 8.0% YoY;**
- **Normalized EBITDA Margin* reached 45.7% in 1Q20,** maintaining a good YoY expansion (+3.1 p.p.).

| | DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|---|
| Operational | Mobile Customer Base ('000) | 52,826 | 55,083 | -4.1% | 54,447 | -3.0% |
| | Prepaid | 31,153 | 34,507 | -9.7% | 32,984 | -5.5% |
| | Postpaid | 21,673 | 20,576 | 5.3% | 21,463 | 1.0% |
| | 4G Users Base ('000) | 38,620 | 35,672 | 8.3% | 38,641 | -0.1% |
| | TIM Live Customer Base ('000) | 584 | 486 | 20.2% | 566 | 3.2% |
| Financial (R$ million) | Net Revenues | 4,215 | 4,191 | 0.6% | 4,587 | -8.1% |
| | Services Revenues | 4,091 | 4,024 | 1.7% | 4,357 | -6.1% |
| | Mobile Service | 3,840 | 3,795 | 1.2% | 4,101 | -6.4% |
| | Fixed Service | 251 | 229 | 9.4% | 256 | -2.1% |
| | Normalized* Operating Expenses | (2,289) | (2,406) | -4.9% | (2,276) | 0.6% |
| | Normalized* EBITDA | 1,926 | 1,784 | 8.0% | 2,311 | -16.6% |
| | Normalized* EBITDA Margin | 45.7% | 42.6% | 3.1p.p. | 50.4% | -4.7p.p. |
| | Normalized* Net Income | 164 | 152 | 8.3% | 918 | -82.1% |
| | Capex (Ex-licenses aquisition) | 904 | 650 | 39.1% | 1,334 | -32.2% |

*Normalized Operating Costs and Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19). Net Income normalized by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

## FINANCIAL PERFORMANCE (Including the effects of IFRS 9, 15 and 16)

13

# 2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## OPERATING REVENUE

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Net Revenues** | **4,215** | **4,191** | **0.6%** | **4,587** | **-8.1%** |
| **Services Revenues** | **4,091** | **4,024** | **1.7%** | **4,357** | **-6.1%** |
| **Mobile Service** | **3,840** | **3,795** | **1.2%** | **4,101** | **-6.4%** |
| Client Generated | 3,553 | 3,506 | 1.3% | 3,786 | -6.2% |
| Interconnection | 111 | 139 | -19.7% | 111 | -0.2% |
| Others | 176 | 151 | 17.0% | 203 | -13.3% |
| **Fixed Service** | **251** | **229** | **9.4%** | **256** | **-2.1%** |
| of which TIM Live | 144 | 112 | 29.1% | 137 | 5.1% |
| **Product Revenues** | **124** | **166** | **-25.5%** | **229** | **-45.9%** |

**In 1Q20, Net Revenues reached R$ 4,215 million, up 0.6% compared to the first quarter of 2019. Net Service Revenues grew 1.7% YoY in 1Q20**, slowing its pace of expansion, after three consecutive quarters of growth acceleration, impacted mostly by the economic fallout from the COVID-19 pandemic, starting in the third week of March. Net Product Revenues fell 25.5% YoY in 1Q20, reflecting the sharp retreat in the market for handsets.

### Mobile Segment Details (net of taxes and deductions):

**Mobile Service Revenues (MSR) reached R$ 3,840 million in 1Q20, growth of 1.2%** compared to the same quarter of the previous year. The expansion slowdown reflected mostly a sharper decline in prepaid revenues, following the reduction in the number of rechargers in the segment.

The dynamic of **Mobile ARPU (Average Monthly Revenues per User)**, which grew 4.8% YoY to reach R$ 23.9, reflects the maintenance of the company's successful efforts to monetize its customer base through migrations to higher-value plans.

The segments' ARPU, which excludes other mobile revenues, **rose in prepaid by 4.6% YoY** (R$ 12.1) and in **postpaid (ex-M2M) by 4.3% YoY** (R$ 44.5).

Prepaid ARPU
(R$; YoY)
11.6
4.6%
12.1
1Q19
1Q20

Human Postpaid ARPU
(R$; YoY)
42.6
4.3%
44.5
1Q19
1Q20

Breakdown of each mobile segment in the first quarter:

14

**2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)**

(i) In prepaid we saw a reduction in the number of rechargers, reflecting the economic fallout from the COVID-19 pandemic, especially income restrictions and the shuttering of many physical recharge channels. We noted a reduction of approximately 10% YoY in the number of clients that recharged in 1Q20, an impact mainly from social distancing. The TIM Pré Top offer already accounts for 72% of the segment's base and keeps contributing for a greater resiliency in recharger spending. As a result, **Prepaid Revenues fell 4.5% YoY in 1Q20.**

(ii) The postpaid segment had a more limited financial impact from COVID-19 in the quarter. The TIM Black Família offer reached ~500k clients, positively contributing to higher-value plans representativeness in the base mix. In addition, the segment recorded a reduction in disconnections, corroborating the return to positive net additions, and **resulting in a 2.8% YoY growth in Postpaid revenues in 1Q20 (+3.7% YoY excluding interconnection).** The segment's dynamics experienced relevant changes from the third week of March, with the gradual shuttering of virtually all physical sales channels. Amid this context, we witnessed a sharp contraction in gross additions, which were partially compensated for by a reduction in disconnections.

MTR Exposure on Revenues
(% over Net Service Revenues)
2.8%
2.4%
1Q19
1Q20

Interconnection Revenues (ITX) maintained a downward trajectory and in 1Q20 posted a 19.7% reduction YoY, reflecting a lower incoming traffic. **The incidence of VU-M on Net Service Revenues reached 2.4% in the quarter.**

Other Revenues rose 17.0% YoY in 1Q20. This performance remains impacted mainly by revenues generated by network sharing and swap agreements. The increase in network sharing volume is aligned with the company's strategy to expand the fiber transport infrastructure (backbone and backhaul) with greater efficiency in asset allocation (Capex and Opex).

### Breakdown of Fixed Segment (net of taxes and deductions):

**Fixed Service Revenues totaled R$ 251 million in the quarter, a 9.4% increase from 1Q19.** This performance reflects the growth of **TIM Live, which in rose 29.1% YoY in 1Q20** and already accounts for approximately 58% of fixed service revenues. By the end of March, TIM Live was present in 26 cities (including 6 capitals) and will further expand its coverage in the coming quarters.

Contribution of Live on Fixed Revenues
48.8%
49.9%
54.3%
53.6%
57.6%
1Q19
2Q19
3Q19
4Q19
1Q20

15

2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

The remaining services in the fixed segment dropped 9.3% YoY.

**ARPU (Average Monthly Revenues per User) for TIM Live was R$ 84.5, 6.1% higher than 1Q19**. The performance is explained by the penetration of higher-value FTTH offers with faster speeds.

TIM Live ARPU
(R$; YoY)
79.6
6.1%
84.5
1Q19
1Q20

### Detailing Handsets and Devices (net of taxes and deductions):

**In the quarter, Revenues from Products fell 25.5% YoY,** mainly due to a decline in the volume of handsets sold (29.4% YoY) reflecting the handset market's sharp contraction stemming from lower disposable income and a currency devaluation increasing handset prices.

16

2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## OPERATING COSTS AND EXPENSES

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Reported Operating Expenses** | **(2,292)** | **(2,408)** | **-4.8%** | **(2,276)** | **0.7%** |
| **Normalized* Operating Expenses** | **(2,289)** | **(2,406)** | **-4.9%** | **(2,276)** | **0.6%** |
| Personnel | (261) | (249) | 4.7% | (255) | 2.2% |
| Selling and Marketing | (802) | (893) | -10.2% | (798) | 0.5% |
| Network & Interconnection | (627) | (658) | -4.7% | (557) | 12.6% |
| General & Administrative | (162) | (134) | 21.3% | (160) | 1.6% |
| Cost Of Goods Sold (COGS) | (159) | (199) | -20.1% | (272) | -41.5% |
| Bad Debt | (189) | (173) | 9.3% | (187) | 0.9% |
| Other operational revenues (expenses) | (89) | (101) | -11.9% | (48) | 87.0% |
| **Normalized* Operating Expenses Ex-COGS** | **(2,130)** | **(2,208)** | **-3.5%** | **(2,004)** | **6.3%** |

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19).

Operating Costs and Expenses were R$ 2,292 million in 1Q20 (-4.8% YoY). During the quarter, this item was impacted by non-recurring expenses – totaling R$ 2.6 million – related to adjustments to the sale-leaseback contract of towers.

*Note: due to the adoption of IFRS 16, Operating Costs and Expenses - mainly those reported within the Network account - are not impacted by rents, sharing or other types of lease agreements with terms exceeding 12 months, as determined by the standard. Therefore, the amounts for long-term contracts related to infrastructure lease (in addition to others less relevant), important for the company's operations, are reflected in the P&L under Depreciation and Financial Expenses.*

**In 1Q20, Normalized Operating Costs and Expenses totaled R$ 2,289 million, down 4.9% YoY,** reflecting the solid execution of cost controls and the delivery of efficiency on several fronts. Excluding Cost of Goods Sold, normalized Opex fell 3.5% YoY compared to 1Q19, despite inflation (12M IPCA; 3.3%).

### Breakdown of Performance of Costs and Expenses:

**Personnel rose 4.7% YoY in 1Q20.** This performance was influenced mainly by organic elements such as inflation on wages.

**Selling and Marketing Expenses fell 10.2% YoY in 1Q20,** reflecting the structural trends seen in prior quarters with efficiency gains from initiatives focusing on process digitization, reduction of FISTEL expenses and lower prepaid recharging fees, as well as lower spending on advertising. It is important to note that this line was also impacted during part of 1Q20 by a lower volume of sales and recharging due to the economic fallout from the COVID-19 pandemic.

**The Network and Interconnection Group fell 4.7% YoY in 1Q20,** driven by lower costs in the interconnection subgroup (ITX). The decline in the ITX subgroup is explained by: (i) drop in the mobile termination rate (VU-M) in January and February compared to 2019 and (ii) lower pressure from traffic to other operators. The Network subgroup was impacted by lower costs from infrastructure sharing.

17

2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

**General and Administrative Expenses (G&A) rose 21.3% YoY in the quarter**. This growth is explained mainly by higher spending on IT projects, consultancies and legal and administrative services.

**Cost of Goods Sold (COGS) fell 20.1% YoY in 1Q20,** aligned with the sharp decline in Prouct Revenues caused by a lower volume of handsets sold, mostly due to the COVID-19 pandemic, although higher-value products represented bigger share of the sales mix.

**In 1Q20, Provisions for Doubtful Accounts (Bad Debt) rose 9.3% YoY.** For the fourth consecutive quarter, the pace of growth slowed, remaining the most challenging cost-related line. After posting the first quarterly reduction in 4Q19, the line grew by 0.9% QoQ in 1Q20. The performance is explained by a higher revenue base exposed to delinquencies, due to the 5.3% YoY increase in the postpaid base, in addition to a challenging macroeconomic environment (unemployment, income and indebtedness). Still, the improvement seen in the past two quarters reflects efforts to enhance client acquisition, through more sophisticated credit models and policies, and higher efficiency in collection and recovery.

**Other Operating Expenses normalized by non-recurring effects declined 11.9% YoY in 1Q20,** explained mainly by a reduction in contingency expenses. The participation of this line in total normalized OPEX was 3.9% in 1Q20 (4.2% in 1Q19).

**Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 59.6 per gross addition in 1Q20,** down by 5.2% YoY. The steep reduction was due to more efficiency in selling and marketing expenses.

**2.4**
Months
payback

**The SAC/ARPU ratio (payback per client) fell YoY, reaching 2.4 months in 1Q20, from 2.8 months in 1Q19.**

18

# 2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## FROM EBITDA TO NET INCOME

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Normalized* EBITDA** | **1,926** | **1,784** | **8.0%** | **2,311** | **-16.6%** |
| Normalized* EBITDA Margin | 45.7% | 42.6% | 3.1p.p. | 50.4% | -4.7p.p. |
| Total Normalized Items | (3) | (1) | 75.7% | - | n.a. |
| **Normalized* EBIT** | **518** | **450** | **15.0%** | **1,251** | **-58.6%** |
| Normalized* EBIT Margin | 12.3% | 10.7% | 1.5p.p. | 27.3% | -15.0p.p. |
| **Normalized* Net Financial Results** | **(255)** | **(263)** | **-3.0%** | **(236)** | **8.0%** |
| Normalized* Income tax and social contribution | (99) | (36) | 175.8% | (97) | 2.2% |
| **Normalized* Net Income** | **164** | **152** | **8.3%** | **918** | **-82.1%** |
| Total Normalized Items | (3) | (32) | -91.9% | - | n.a. |
| **Reported EBITDA** | **1,924** | **1,783** | **7.9%** | **2,311** | **-16.8%** |
| Reported EBITDA Margin | 45.6% | 42.5% | 3.1p.p. | 50.4% | -4.7p.p. |
| **Depreciation & Amortization** | **(1,409)** | **(1,334)** | **5.6%** | **(1,060)** | **32.9%** |
| Depreciation | (935) | (863) | 8.4% | (555) | 68.6% |
| Amortization | (473) | (471) | 0.5% | (505) | -6.4% |
| **EBIT** | **515** | **449** | **14.8%** | **1,251** | **-58.8%** |
| EBIT Margin | 12.2% | 10.7% | 1.5p.p. | 27.3% | -15.0p.p. |
| **Net Financial Results** | **(255)** | **(263)** | **-3.0%** | **(236)** | **8.0%** |
| Financial expenses | (326) | (317) | 2.8% | (254) | 28.0% |
| Financial income | 64 | 54 | 18.8% | 20 | 226.9% |
| Net exchange variation | 7 | 1 | 1272.9% | (1) | n.a. |
| **Income before taxes** | **261** | **186** | **40.0%** | **1,015** | **-74.3%** |
| Income tax and social contribution | (99) | (66) | 49.4% | (97) | 2.2% |
| **Net Income** | **162** | **120** | **34.8%** | **918** | **-82.4%** |

* EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19). Net Income normalized by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

## BITDA (Earnings before interest, taxes, depreciation and amortization)

**Normalized EBITDA in 1Q20 totaled R$ 1,926 million**, up 8.0% YoY. The main levers were (i) maintenance of stringent costs/expenses control, (ii) rise in Mobile Revenues and (iii) growth of Fixed Service Revenues reflecting the acceleration of TIM Live.

**Normalized EBITDA Margin reached 45.7%, once more representing a new first-quarter record.** The 3.1 p.p. rise against 1Q19 was mainly influenced by costs performance, in addition to an expansion of revenues, despite the challenging macroeconomic environment.

Normalized EBITDA Margin
(%)
42.6%
45.7%
1Q19
1Q20

EBITDA exposure to MTR was 0.4% in 1Q20. In this quarter, net MTR (revenue – cost) was positive due to interconnection revenues slightly higher than costs with MTR.

## DEPRECIATION AND AMORTIZATION (D&A) / EBIT

**In 1Q20, D&A rose 5.6% YoY** explained mostly by an increase in the amortization of the 700 MHz license, related to the operational expansion in new cities (offset by lower software amortization), and by a higher volume of leasing contracts following the adoption of IFRS 16.

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**2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)**

**Normalized EBIT in 1Q20 rose 15.0% YoY,** reflecting EBITDA growth. Normalized EBIT margin ended the quarter at 12.3%, a 1.5 p.p. expansion from 1Q19.

## NET FINANCIAL RESULT

Net Financial Result in 1Q20 was negative by R$ 255 million, a R$ 8 million improvement compared to 1Q19. The difference is mainly due to:

(i) Higher financial revenues from monetary correction of the tax credit balance stemming from the right to exclude ICMS from the calculation basis for PIS and COFINS contributions (the remaining balance at the end of each period is updated by the Selic rate until its full compensation, thus becoming a recurring element for the subsequent years);

(ii) Lower expense due to a decline in the interest rate and, consequently, lower accrual of interest on debt, and a smaller volume of interest on leasings.

## INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q20, Income Tax and Social Contribution totaled -R$ 99 million, a R$ 33 million increase compared to 1Q19, mainly due to higher Earnings Before Taxes. On a Normalized basis, the R$ 63 million increase compares to IR/CSLL of R$ 36 million in 1Q19, when the line was impacted extraordinarily by deferred taxes.

In 1Q20, the effective rate stood at -37.9% vs. -35.5% in 1Q19 (-19.1% on a Normalized basis).

## NET INCOME

In the quarter, **Normalized Net Income rose 8.3% YoY from 1Q19, totaling R$ 164 million**. Earnings per Share (EPS) was R$ 0.07 compared to R$ 0.06 (Normalized) in 1Q19. Reported Net Income increased 34.8% YoY.

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## CASH FLOW, DEBT AND CAPEX

| DESCRIPTION | 1Q20 | 1Q19 | %YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| EBITDA Normalized* | 1,926 | 1,784 | 8.0% | 2,311 | -16.6% |
| Capex | (904) | (650) | 39.1% | (1,334) | -32.2% |
| **EBITDA - Capex** | **1,022** | **1,134** | **-9.9%** | **977** | **4.6%** |
| **Δ Working Capital** | **(1,415)** | **(1,457)** | **-2.9%** | **1,237** | **n.a.** |
| Non recurring operating items | (3) | (1) | 75.7% | - | n.a. |
| **Operating Free Cash Flow** | **(396)** | **(324)** | **22.0%** | **2,214** | **n.a.** |

* EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19).

**Operating Free Cash Flow (FOFC) in 1Q20 was negative by R$ 396 million**, a reduction of R$ 71 million compared to 1Q19. This result reflects mainly the Capex increase due to a lower comparative base in the same period of 2019.

### CAPEX

**Capex totaled R$ 904 million in 1Q20,** growth of 39.1% from 1Q19. The increase was mostly due to a lower level of Capex in 1Q19, which represented only 17% of the total amount invested in 2019. The Capex of 1Q20 remains in accordance to our plan. Investments are still being destined to infrastructure (exceeding 90% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 15% of the investments made in 1Q20).

### VARIATION IN WORKING CAPITAL

Working capital variation was negative by R$ 1,415 million, a decrease of 2.9% when compared to 1T19. Unlike the first quarter of last year, the negative impact in 1Q20 was caused mainly by a R$ 1,302 million reduction in the Suppliers account (vs. a reduction of 541 million in 1Q19). In 2019, the impact on Working Capital from the payment of acquisitions at the end of 2018 was seen only partially in 1Q19, with the remainder impacting 2Q19. For late 2019 acquisitions, this impact was mainly seen in 1Q20.

In 1Q20, the FISTEL payment (about R$ 789 million) – usually due in March – was postponed to August 31st (with the possibility make the full payment on this date or to pay it in five instances beginning on this date). However, it is important to highlight that the share of FISTEL related to Condecine (approximately R$ 227 million) was paid in March 31st (original due date) due to lack of legal support warranting the non-payment. The injunction postponing this payment to August was released by the end of the same day e the amount was fully refunded on April 2nd. In summary, this payment negatively impacted 1Q20 Cash Flow (with benefit in this quarter thus totaling approximately R$ 562 million, relative to TFF and CFRP). On the other hand, its refund will bring a positive effect to Cash Flow of 2T20.

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**2020 FIRST QUARTER RESULTS** (Including the effects of IFRS 9, 15 e 16)

## DEBT AND CASH

**Gross Debt in 1Q20 was R$ 10,156 million,** up R$ 1,012 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,013 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months, pursuant to IFRS 16) and (ii) hedge position in the amount of R$ 318 million (reducing gross debt). Excluding the leasing contracts related to the adoption of IFRS 16, gross debt would be R$ 3,571 million. At the end of march, TIM's financing debt (post hedge) was R$ 2,143 million.

TIM's financing debt consists mainly of Debentures and financing with private banks. Approximately 38% of the total financing debt is denominated in foreign currency (USD and EUR) and is fully hedged to local currency. **The average cost of debt excluding leasing was 4.5% p.y. in the quarter,** down compared to 7.6% p.y. in 1Q19.

In 1Q20, TIM borrowed R$ 800 million to strengthen its cash position after repaying the outstanding balance with BNDES (~R$ 620 million). In April, the company's Board of Directors approved a R$ 1,000 million debt financing to enhance liquidity ahead of possible impacts that the COVID-19 pandemic may cause on the economy. Of that figure, TIM raised R$ 574 million from Scotiabank in April and is now monitoring alternatives regarding the remainder. At the end of March, TIM had R$ 2,252 million worth of credit lines available for drawdown at BNDES and BNB.

Debt Movements
9,611
-621
-728
+800
+1,340
+221
10,156
Debt 1Q19
Pre-Payments
Ordinary Payments
New Loans
var. IFRS16
Recurring movements
Debt 1Q20

The debt repayment schedule is presented below:

Stand-by facilities
Cash raised through financing in April, 2020
Cash Position by the end of March, 2020
2,252
574
1,630
1,104
574
858
59
122
Liquidity
2020
2021
2022
2023 foward

**At the end of the quarter, Cash and Securities totaled R$ 1,630 million,** a reduction of R$ 38 million YoY.

22

**2020 FIRST QUARTER RESULTS** (Including the effects of IFRS 9, 15 e 16)

**The average financial yield was stable at 3.9% p.y. in 1Q20, down compared to 6.5% p.y. in 1Q19,** following the reduction of the Selic base rate.

**In 1Q20, Net Debt totaled R$ 8,526 million,** up by R$ 1,050 million compared to the same period a year earlier, when net debt was R$ 7,477 million. The increase is explained by a higher leasing volume due to more rentals and infrastructure sharing contracts being classified as financial leases under IFRS 16.

**Net Debt to EBITDA stood at 1.03x in the quarter.** Excluding financial leasing from the adoption of IFRS 16, Net Debt to EBITDA was 0.28x in the quarter, down compared to 0.35x in 1Q19.

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

# QUARTERLY EVENTS AND SUBSEQUENT EVENTS

## TIM REINFORCES COMMITMENT TO EMPLOYEES, CUSTOMERS AND SOCIETY IN FIGHTCOVID-19

The services will remain in full operation and the company is focused on customer demands and access to information, in addition to taking all measures to preserve the health and safety of its employees and prioritize collaboration with government agencies and other entities. These are TIM's commitments in fighting the transmission of the new coronavirus, described in a letter sent to Anatel on April 3rd.

TIM is aware that technology has an essential role to face the crisis and contain the spread of the virus.

The TIM Group's experience in Italy has been important in anticipating and adapting the necessary actions and meeting the requirements during the period of coronavirus fight in Brazil. TIM is confident that the whole of society will be united and will emerge even stronger from this situation.

## CADE AND ANATEL APPROVAL FOR TIM-VIVO NETWORK SHARING AGREEMENT

On April 23rd, the general office of the CADE Antitrust council approved - without restrictions - the agreement signed between TIM and Vivo to share 2G, 3G and 4G networks. Later, on April 30th, Anatel also unanimously approved the agreement. TIM expects, initially, to consolidate the 2G network in 50 cities.

## TIM CHOSES GOOGLE CLOUD AS STRATEGIC PARTNER TO PROVIDE CLOUD BIG DATA, ANALYTS AND MACHINE LEARNING PLATFORM

TIM Brasil concluded an agreement with Google Cloud to use Google Cloud Platform (GCP) as its strategic platform of cloud for Big Data, Analytics and Machine Learning. The Google Cloud platform allows the company to make analysis in real-time to achieve exclusive insights about its business. This information will help the operator to enhance even further its services to clients, the planning and optimization of the network and to provide custom offers to users, as well as product based on data and analytics. Google Cloud will be responsible for providing Google Cloud Platform and also consultancy involving the migration from current environment, redesign and optimization on cloud, as well as the support in constructing TIM's CoE (Center of Excellence), which will be responsible to manage the environment once it is complete.

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

# OPERATING AND MARKETING PERFORMANCE

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| Mobile Customer Base ('000) | 52,826 | 55,083 | -4.1% | 54,447 | -3.0% |
| Prepaid | 31,153 | 34,507 | -9.7% | 32,984 | -5.5% |
| Postpaid | 21,673 | 20,576 | 5.3% | 21,463 | 1.0% |
| 4G Users Base ('000) | 38,620 | 35,672 | 8.3% | 38,641 | -0.1% |
| Market Share | 23.3% | 24.1% | -0.8p.p. | 24.0% | -0.7p.p. |
| Prepaid | 27.3% | 27.2% | 0.1p.p. | 28.2% | -0.9p.p. |
| Postpaid | 19.3% | 20.3% | -1.0p.p. | 19.5% | -0.2p.p. |
| Net Additions ('000) | (1,621) | (840) | 93.1% | (80) | 1920.1% |
| Fixed Telephony Customer Base ('000) | 1,101 | 946 | 16.4% | 1,079 | 2.0% |
| TIM Live Customer Base ('000) | 584 | 486 | 20.2% | 566 | 3.2% |

## MOBILE SEGMENT:

### GENERAL MARKET

**The mobile market fell 0.8% YoY in 1Q20, a record low level of reduction in 20 quarters.** Prepaid led the contraction, as the SIM card consolidation continued. In the past 12 months, the segment experienced net disconnections of 12.6 million users. Postpaid retained its pace of expansion with net additions of 10.8 million users. Human lines (ex-M2M) still accounted for approximately half of this performance.

### TIM

**TIM ended 1Q20 with 52.8 million users,** ending the period at -4.1% YoY.

**Postpaid Base Mix**
(% over Total Customer Base)

41.0%
38.8%
39.0%
39.4%
37.4%
1Q19
2Q19
3Q19
4Q19
1Q20

*Source: Anatel.*

**The postpaid base totaled 21.7 million lines.** The addition of 1.1 million lines in the past 12 months led to 5.3% growth YoY in the number of users. The segment keeps expanding within the total base, setting a new record of 41.0% (+3.7 p.p. YoY). New activations remained as the main lever of growth in the quarter, however at low levels - similar to those observed three years ago - due to the shuttering of sales channels during March 2020. On the other hand, voluntary churn fell 3.9% compared to the prior quarter. TIM Black Família remains an important driver of value, reaching a milestone of ~500k users in the quarter. Since the end of March 2020, TIM has been adopting adjustment measures to the segment amid the pandemic, in order to help clients to keep their lines with special payment conditions.

**The prepaid base totaled 31.2 million users,** down 9.7% YoY. In the past 12 months, the segment presented 3.4 million net disconnections. During the quarter, total net disconnections hit 1.8 million. With the dynamic for new users affected, churn had a greater impact on net growth for the segment as the metric is determined by business rules that are still in place during social distancing. The uncertain macroeconomic environment could add another challenge to prepaid acquisitions. We

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

implemented a few temporary bonuses, seeking to retain clients and avoid increased marketing costs in the future aimed at acquiring clients.

**The 4G base ended 1Q20 with 38.6 million users,** again presenting fast growth (8.3% YoY). Total handsets featuring this technology reached 79% of voice users (+11.1 p.p. YoY). YoY).

**The M2M base ended the quarter with 3.8 million users** (+60% YoY). The strong result in the year is still an outcome of the incorporation of the M2M user base of Porto Seguro Conecta in 2Q19.

## FIXED SEGMENT:

**TIM Live ended 1Q20 with 584k users** (+20.2% YoY). Users starting at 100 mbps reached 36% of the total, a 20 p.p. increase YoY.

**TIM Live Clients Evolution**
(# users)

584 k
486 k
1Q19
2Q19
3Q19
4Q19
1Q20

Net additions to FTTH (Fiber To The Home) remained responsible for the good performance of the business, and kept an YoY acceleration with 28k new users in the quarter and 124k in the past 12 months. It is important to note that the commercial dynamic initially saw a deceleration, as social distancing took effect. As the operation had to be adapted, our main sales channel, dubbed door-to-door, made way to digital and the impact was accommodated, allowing the resumption of growth for this service.

In 1Q20 we launched in a new city, Betim (Minas Gerais state), furthering the expansion into the segment's potential market. TIM Live coverage ended the period present in 24 cities with FTTH.

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

# QUALITY AND NETWORK

## QUALITY AND CUSTOMER EXPERIENCE

Given the challenging scenario during the initial months of 2020, the concept of **digital transformation** was never as important as it is now. Currently, all efforts undertaken by TIM in recent years, through digital initiatives to beef up its market position and with the aim of providing a superior experience for its clients, have demonstrated solid results. Therefore, **during 1Q20, TIM reinforced its digital initiatives and the results demonstrate once more the success obtained within this environment**.

With the social distancing caused by the COVID-19 pandemic, at the end of March, 100% of TIM's brick-and-mortar stores were closed. This led to an even higher need for digital sales channels. In this quarter, sales in postpaid and consumer control rose 4.6% YoY. Also, digital recharges keep increasing their penetration in total sales, up +3.6 p.p. YoY in 1Q20.

E-Sales
(postpaid and control)
+5%
1Q19
1Q20

Digital Recharges
(% over total)
+4 p.p.
1Q19
1Q20

The app Meu TIM again proved to be a highly relevant platform in customer relationship, streamlining customer service and promoting adequate functions to help clients manage their plans. The app's total unique users grew 18.9% YoY. Even with added relationship difficulties, human interactions declined 24.9% YoY, corroborating our caring strategy and cutting dependence on call centers.

MEU TIM
(single users)
+19%
1Q19
1Q20

Human Interactions
(# interactions)
-25%
1Q19
1Q20

Additional important factors are the digital means for billing and payment, which maintained growth during 1Q20. The invoices delivered via digital channels rose 12.3% YoY. Meanwhile, the number of users paying via digital channels also expanded by +11.7% YoY. Another important function offered

27

2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

to customers is the possibility to add credit and/or to check one's balance, in addition to receiving invoices through WhatsApp.

E-Billing
(# e-bills delivered)
+12%
1Q19
1Q20

E-Payment
(# of accesses with payment by e-methods)
+12%
1Q19
1Q20

In the latest Satisfaction and Perceived Quality Survey released by Anatel in 2020, TIM maintained a superior perception in terms of general satisfaction for broadband and fixed services, compared to the average in Brazil.

Overall Satisfaction
7.0
6.6
7.4
7.2
Broadband
Fixed Telephone Service
TIM
Market

## NETWORK DEVELOPMENT

As a fundamental pillar within TIM's strategic plans, the expansion and enhancement of network infrastructure is associated with the continuous improvement of service quality. At the beginning of the year, TIM took another important step in this process. Even with the challenges concerning the fight against the novel coronavirus, the company maintained its investments in network expansion and completed the 4G coverage in all 399 municipalities in the state of Paraná, all 295 municipalities in the state of Santa Catarina and all 78 municipalities in the state of Espírito Santo, becoming the third, fourth and fifth states with 100% of their municipalities covered by the technology.[1]

Capex dedicated to infrastructure projects (Network + IT) topped 90% in 1Q20, again underpinned by analytical tools that allowed an efficient resource allocation. Highlighted projects:

- Expansion of the fiber optic network (backbone, backhaul and FTTH);
- Frequency refarming;
- Densification of sites;
- Aggregation of carriers;
- Agreements in sharing and transport network.

Regarding the main actions and projects underway for modernization, efficiency and/or enhancement of our infrastructure during this quarter, we highlight:

- Expansion of **refarming of 2.1 GHz frequency in 4G, reaching approximately 304 cities;**
- Installation of multiple data centers to enhance experience (25 at the end of 1Q), of which are 14 DCC (Data Center Core) and 11 are DCE (Data Center Edge);

[1] São Paulo, Rio de Janeiro, Espírito Santo, Santa Catarina and Paraná are the states with 4G coverage from TIM for 100% of their municipalities.

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**2020 FIRST QUARTER RESULTS** (Including the effects of IFRS 9, 15 e 16)

- Infrastructure virtualization project;
- Expansion of **VoLTE, available in more than 3,450 cities;**
- Expansion of network capacity through the solution **Massive MIMO;**
- Approval of the Network Sharing Agreement with Vivo: 50 cities with shared 2G as an initial effort;
- Consolidation of **NB-IoT network, present in more than 3,322 municipalities,** enabling the creation of IoT solutions not only in big cities, but in distant municipalities.

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| **4G Cities** | **3,506** | **3,295** | **6.4%** | **3,477** | **0.8%** |
| of which 700 MHz enabled | 2,436 | 1,471 | 65.6% | 2,313 | 5.3% |
| of which VoLTE enabled | 3,459 | 2,710 | 27.6% | 3,401 | 1.7% |
| **Urban Population Coverage (4G)** | **94%** | **93%** | **1.0p.p.** | **94%** | **0.0p.p.** |
| of which 700 MHz enabled | 82% | 66% | 16.3p.p. | 81% | 1.0p.p. |
| of which VoLTE enabled | 93% | 82% | 10.6p.p. | 93% | 0.0p.p. |
| 3G Cities | 3,285 | 3,186 | 3.1% | 3,283 | 0.1% |
| Urban Population Coverage (3G) | 92% | 92% | 0.2p.p. | 92% | 0.1p.p. |

As the **leader in 4G coverage** in Brazil, **TIM reached 3,506 cities (94% of the country's urban population)** in the first quarter of 2020. The 37% growth YoY in network elements for this technology adds to our focus to increase capacity and quality of the mobile network. As a result, **4G data traffic accounted for approximately 87% of the total**, up 8 p.p. compared to 1Q19.

Fixed broadband coverage is also enjoying constant expansion, having reached in the first quarter of this year 2.5 million homes in FTTH, while FTTC surpassed 3.6 million. This represents a total of 5.6 million homes in 26 cities (FTTH + FTTC)[2]. In 1Q20, FTTH initiated commercial activities in a new city: Betim (Minas Gerais state).

In transport infrastructure, **TIM reached a total of 21,652 sites in the quarter** and 84% of said units are connected via high capacity backhaul. The company exceeded **102,000km with its fiber optic** for backbone and backhaul (representing an 11.2% advance YoY).

Lastly, by reaching a total of 1,582 active Biosites at the end of 1Q20, TIM again proves that it keeps targeting the development of this infrastructure, which is aligned with its corporate social responsibility values, in addition to being a solution for the densification of the mobile access network (antennas/towers) with a very low visual impact. In addition, Biosites also have a lower cost, are installed quickly and contribute to the harmonization with the environment and urban infrastructure – a multi-functionality beyond the transmission of telecommunications, lighting and security cameras.

Currently, the Company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

[2] (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO) and Manaus (AM).

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2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

## CORPORATE SOCIAL RESPONSIBILITY

To access the quarterly report on Social and Corporate Responsibility, please refer to: www.tim.com.br/ri/ ESG-Report.

## DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2019 (1Q19) and the year to date 2020 (3M20), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

31

**2020 FIRST QUARTER RESULTS** (Including the effects of IFRS 9, 15 e 16)

# ATTACHMENTS

Attachment 1: Operating Indicators

32

2020 FIRST QUARTER RESULTS (Including the effects of IFRS 9, 15 e 16)

Attachment 6
TIM PARTICIPAÇÕES S.A.
**Operating Ratios**

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| Mobile Customer Base ('000) | 52,826 | 55,083 | -4.1% | 54,447 | -3.0% |
| Prepaid | 31,153 | 34,507 | -9.7% | 32,984 | -5.5% |
| Postpaid | 21,673 | 20,576 | 5.3% | 21,463 | 1.0% |
| 4G Users Base ('000) | 38,620 | 35,672 | 8.3% | 38,641 | -0.1% |
| Market Share | 23.3% | 24.1% | -0.8p.p. | 24.0% | -0.7p.p. |
| Prepaid | 27.3% | 27.2% | 0.1p.p. | 28.2% | -0.9p.p. |
| Postpaid | 19.3% | 20.3% | -1.0p.p. | 19.5% | -0.2p.p. |
| Gross Additions ('000) | 5,357 | 5,626 | -4.8% | 6,476 | -17.3% |
| Net Additions ('000) | (1,621) | (840) | 93.1% | (80) | 1920.1% |
| Monthly Churn (%) | 4.3% | 3.9% | 0.5p.p. | 4.0% | 0.3p.p. |
| Mobile ARPU (R$) | 23.9 | 22.8 | 4.8% | 25.1 | -4.8% |
| Prepaid | 12.1 | 11.6 | 4.6% | 12.9 | -6.6% |
| Postpaid | 37.2 | 38.2 | -2.6% | 39.4 | -5.8% |
| Postpaid (ex-M2M) | 44.5 | 42.6 | 4.3% | 47.0 | -5.3% |
| SAC/Gross (R$) | 60 | 63 | -5.2% | 44 | 35.0% |
| Fixed Telephony Customer Base ('000) | 1,101 | 946 | 16.4% | 1,079 | 2.0% |
| TIM Live Customer Base ('000) | 584 | 486 | 20.2% | 566 | 3.2% |
| TIM Live ARPU (R$) | 84.5 | 79.6 | 6.1% | 83.8 | 0.8% |
| Handsets Sold ('000) | 174 | 246 | -29.4% | 277 | -37.4% |
| Headcount | 9,588 | 9,411 | 1.9% | 9,700 | -1.2% |

33

**TIM PARTICIPAÇÕES S.A. AND**
**TIM PARTICIPAÇÕES AND SUBSIDIARY**

NOTES TO THE QUARTERLY INFORMATION
As at March 31
(In thousands of Reais, except as otherwise stated)

# 1. Operations

## 1. a Corporate Structure

TIM Participações SA ("TIM Participações" and / or "Company") is a publicly-held company, headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações SA ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia group and held 66.58% of TIM Participações' capital stock on March 31, 2020 and December 31, 2019.

The main purpose of the Company and its subsidiary (the "Group") is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações' subsidiary are regulated by the Agência Nacional de Telecomunicações ("ANATEL").

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

CVM approves category "A" registration request of TIM S.A

On March 18, 2020, TIM PARTICIPAÇÕES SA and its wholly-owned subsidiary, TIM SA, after the Material Fact published on October 28, 2019, communicate to their shareholders, the market in general and the other interested parties that TIM SA that received, on March 17, 2020, Official Letter-RIC nº 4/2020 / CVM / SEP informing about the granting of registration as a publicly held company in category "A" before CVM (without offering securities), according to CVM Instruction 480/09 .

The Company and TIM SA note that there was no request to register a Securities Offer, which is why this communication should not be considered a public offering of shares or other securities of the Company or TSA. Single Company

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

The Company holds 100% of TIM S.A.'s capital. This subsidiary provides Landline Telephone Services ("STFC") - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service ("SMP") and Multimedia Communication Services ("SCM") in all Brazilian states and in the Federal District.

34

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

## 2. Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the rulings issued by the CVM and the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee ("CPC") and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and provide all material information required for such quarterly information, and only such information, which is consistent with the information used by Management in the course of its duties. In addition, the Company has taken into account the guidance provided in Technical Guidance OCPC 07 in the preparation of its quarterly information. Thus, the relevant information in the quarterly information is being evidenced and corresponds to that used by the Management in its management.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The quarterly information were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information were prepared in accordance with accounting practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Due to the fact that accounting practices adopted in Brazil applied in the individual quarterly information, as from 2014, do not differ from the IFRS applicable to the separate quarterly information, since this standard now allows the application of the equity method in subsidiaries, affiliates and joint ventures in the separate statements, they also comply with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These individual statements are disclosed together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – "DVA") is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - "Statement of Value Added". IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

35

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

*(a) Impairment losses on non-financial assets*

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model.

Any reorganization activities to which the Company has not yet committed itself on the quarterly information disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15) and its tangible assets.

*(b) Income tax and social contribution (current and deferred)*

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force and CPC 32 / IAS 12. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

*(c) Provision for legal and administrative proceedings*

Legal and administrative proceedings are analyzed by the Company's Management and internal and external legal advisors. The Company's review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management's judgment (Note 24).

*(d) Fair value of derivatives and other financial instruments*

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 36).

*(e) Unbilled revenue*

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

39

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

*(f) Leasing*

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16/CPC 06(R2) – Leasing, as disclosed in Note 2.f., the Company's Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and therefore considers its incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with similar value to the asset with similar right of use in a similar economic environment. Therefore, this assessment requires management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers in this estimate aspects that are specific to the Company (such as the cost of the subsidiary's debt). The Company´s average incremental rate is 10.28% for an average lease term as described in note 14.

## 4 Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company's Management determines the classification of its financial assets upon initial recognition.

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| Cash and banks | 182 | 61 | 91,278 | 101,928 |
| Free financial investments availability | | | | |
| CDB / Commitments | 20,214 | 701 | 1,499,649 | 2,182,882 |
| | 20,396 | 762 | 1,590,927 | 2,284,810 |

Bank Deposit Certificates ("CDBs") and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company's investments in CBDs and Repurchases is 100.28% (99.95% at December 31, 2019) of the Interbank Deposit Certificate ("CDI") rate.

40

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

The age of accounts receivable is as follows:

| | | Consolidated |
|---|---|---|
| | 03/2020 | 12/2019 |
| **Total** | 4,041,678 | 4,061,932 |
| Unmatured | 2,643,907 | 2,576,307 |
| Due within 30 days | 315,229 | 328,457 |
| Past due up to 60 days | 155,678 | 146,200 |
| Due within 90days | 181,286 | 149,852 |
| Expired more than 90 days ago | 745,578 | 861,116 |

## 7 Inventory

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

| | | Consolidated |
|---|---|---|
| | 03/2020 | 12/2019 |
| **Total inventories** | 268,547 | 203,278 |
| Inventory | 281,696 | 214,889 |
| Mobile handsets and tablets | 198,096 | 146,295 |
| Accessories and prepaid cards | 68,932 | 61,436 |
| TIM chips | 14,668 | 7,158 |
| Losses on adjustment to realizable amount | (13,149) | (11,611) |

## 8. Indirect taxes, charges and contributions recoverable

| | | Consolidated |
|---|---|---|
| | 03/2020 | 12/2019 |
| **Indirect taxes, charges and contributions recoverable** | 1,254,418 | 1,243,633 |
| ICMS | 1,212,229 | 1,201,502 |
| Others | 42,189 | 42,131 |
| Current portion | (419,074) | (420,284) |
| Non-current portion | 835,344 | 823,349 |

43

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

## 11. Prepaid expenses

| | Consolidated | |
|---|---|---|
| | 03/2020 | 12/2019 |
| | 474,892 | 245,524 |
| Fistel Fee (1) | 170,448 | - |
| Advertisements not served (2) | 71,259 | 854 |
| Network Swap | 75,071 | 75,809 |
| Incremental costs for obtaining customer contracts (3) | 146,190 | 158,093 |
| Others | 11,924 | 10,768 |
| Current portion | (411,720) | (175,868) |
| Non-current portion | 63,172 | 69,656 |

(1) The Fistel rate, which is appropriated monthly to the result.

(2) Represent advance payments of advertising expenses for TIM brand products and services that are recognized in the income statement according to the advertising period.

(3) It is substantially represented by the incremental costs related to sales commissions paid to / partners to obtain customer contracts resulting from the adoption of IFRS 15 / CPC 47, which are deferred to the result in accordance with the contract term and / or economic benefit, usually 2 years.

## 12. Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| | 85,617 | 87,049 | 969,556 | 1,006,899 |
| Civil | 7,400 | 7,203 | 357,806 | 355,093 |
| Labor | 40,810 | (38,238) | 226,513 | 245,928 |
| Tax | 10,015 | 1,828 | 198,972 | 203,110 |
| Regulatory | - | - | 111 | 111 |
| Online Attachment (*) | 27,392 | 39,780 | 186,154 | 202,657 |

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

48

**TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY**

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

(a) Changes in property, plant and equipment

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | **Balance as** | Additions | Write-off | Transfers | **Balance in** |
| **Total Cost of property, plant and equipment, gross** | 43,353,099 | 1,197,357 | (61,075) | - | 44,489,381 |
| Commutation/transmission equipment | 22,812,029 | - | (56,397) | 723,995 | 23,479,627 |
| Fiber-Optic Cables. | 813,589 | - | - | 20,497 | 834,086 |
| Leased handsets | 2,489,995 | 266 | (2,202) | 32,320 | 2,520,379 |
| Infrastructure | 6,096,847 | - | (1,084) | 35,118 | 6,130,881 |
| Informatics assets | 1,721,251 | 1 | (991) | 22,558 | 1,742,819 |
| Use assets | 859,505 | 1 | (104) | 13,871 | 873,273 |
| Right of use in leases | 6,933,416 | 638,094 | - | - | 7,571,510 |
| Land | 40,794 | - | - | - | 40,794 |
| Construction in progress | 1,585,673 | 558.995 | (297) | (848.359) | 1,296,012 |
| | | | | | |
| **Total Accumulated Depreciation** | (25,740,935) | (930,344) | 56,084 | - | (26,615,195) |
| Commutation/transmission equipment | (16,383,561) | (461,700) | 53,404 | - | (16,791,857) |
| Fiber-Optic Cables. | (410.567) | (17,601) | - | - | (428,168) |
| Leased handsets | (2,256,863) | (35,300) | 580 | - | (2,291,583) |
| Infrastructure | (3,593,833) | (107,680) | 1.005 | - | (3,700,508) |
| Informatics assets | (1,565,309) | (15,692) | 991 | - | (1,580,010) |
| General Purpose Goods | (590,658) | (11,730) | 104 | - | (602,284) |
| Right of use in leases | (940,144) | (280,641) | - | - | (1,220,785) |
| | | | | | |
| **Total fixed net assets** | 17,612,164 | 267,013 | (4,991) | - | 17,874,186 |
| Commutation/transmission equipment | 6,428,468 | (461.700) | (2,993) | 723.995 | 6,687,770 |
| Fiber-Optic Cables. | 403,022 | (17,601) | - | 20,497 | 405,918 |
| Leased handsets | 233,132 | (35,034) | (1,622) | 32,320 | 228,796 |
| Infrastructure (i) | 2,503,014 | (107,680) | (79) | 35,118 | 2,430,373 |
| Informatics assets | 155,942 | (15,691) | - | 22,558 | 162,809 |
| General Purpose Goods | 268,847 | (11,729) | - | 13,871 | 270,989 |
| Right of use in leases | 5,993,272 | 357,453 | - | - | 6,350,725 |
| Land | 40,794 | - | - | - | 40,794 |
| Works in progress | 1,585,673 | 558.995 | (297) | (848.359) | 1,296,012 |

Works in progress represent the cost of ongoing projects related to the construction of networks and / or other tangible assets during the period of their construction and installation, until the moment they start operating, when they will be transferred to the corresponding accounts of these assets.

Represented by the lease contracts for identifiable assets, framed in the new rule of IFRS16 / CPC 06 (R2). Basically: network infrastructure leasing, vehicle leasing, store leasing and property leasing, as shown below:

52

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

| | - comme rcial leasing | Leasing - vehicles | Leasing - Shops & Kiosks and real estate | Leasing - Land (Rede) | Leasing - Fiber | Total |
|---|---|---|---|---|---|---|
| **Balances on December 31st, 2019** | 3,172,142 | 6,988 | 479,472 | 1,539,913 | 794,757 | 5,993,272 |
| Additions in the period, net of cancellation | 329,932 | 4,418 | 56,696 | 184.153 | 62,895 | 638,094 |
| Depreciation | (116,771) | (1,445) | (26,943) | (50,169) | (85,313) | (280,641) |
| **Balances on March 31, 2020** | 3,385,303 | 9,961 | 509,225 | 1,673,897 | 772,339 | 6,350,725 |
| Useful Life | 12.63 | 38.92 | 19,19 | 10.92 | 30.95 | |

(a) Depreciation rates

| | Annual Rate % |
|---|---|
| Switching / transmission equipment | 8 to 14.29 |
| Fiber-Optic Cables. | 4 to 10 |
| Lending devices | 14.28 to 50 |
| Infrastructure | 4 TO 20 |
| COMPUTER EQUIPMENTS | 10 to 20 |
| General Purpose Goods | 10 to 20 |

In 2019, in accordance with IAS 16 / CPC 27, approved by CVM Resolution, the Company and its subsidiaries carried out assessments of the useful life applied to their fixed assets and concluded that there was no significant change or change in the circumstances in which the estimates were based in order to justify changes in the useful life currently used.

## 15. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. As at March 31, 2020 and December 2019, the Company has no indication of impairment in its intangible assets of defined and indefinite useful life.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

53

**TIM PARTICIPAÇÕES S.A. AND**
**TIM PARTICIPAÇÕES AND SUBSIDIARY**

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

In the case of TIM Participações, its securities are traded on BOVESPA with a code (TIMP3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the quantity held by the entity.

The measurement was made based on the share value on the balance sheet date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, with the fair value being higher than the carrying amount. Therefore, as the fair value is higher than the carrying amount, it is not necessary to calculate the value in use.

As of March 31, 2020, the Company did not identify any indicators of *impairment* and therefore, there is no need to review the *impairment* in the period.

(e) Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fell within the scope of IFRIC 4 / ICPC 3 and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(f) Auction and payment of 4G License 700 MHz

In 2018 the Intangible assets in progress are substantially represented by costs for the development of 4G technology, which included: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i) On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company made the payment of R$ 1,678 million, recording the remaining balance payable in the amount of R$ 61 million as a liability (note 19), as provided for in the announcement.

The subsidiary is contesting this remaining balance before ANATEL and is subject to interest of 1% pm and indexed to the IGP-DI, such amounts being capitalized by the Company. The impact in the period ended March 31, 2019 was R $ 1,032 of interest and R $ -539 of monetary restatement on the balance. In 2020, there was no capitalization, as the asset was considered in operation by Management.

(ii) Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company also had an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

56

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

Liabilities

| | Consolidated | |
|---|---|---|
| | 03/2020 | 12/2019 |
| LT Amazonas (i) | 274,851 | 276,233 |
| Towers for sale (*leaseback* ) (ii) | 1,190,623 | 1,192,596 |
| Others (iv) | 117,529 | 115,973 |
| Sub-total | 1,583,003 | 1,584,802 |
| Other leases (Note 2.f) and (iii): | | |
| - commercial leasing | 3,512,801 | 3,294,261 |
| Leasing - Vehicles | 5,912 | 3,005 |
| Leasing - Shops & Kiosks | 278,953 | 255,857 |
| Leasing - Real Estate | 259,610 | 243,921 |
| Leasing - Land (Rede) | 1,749,371 | 1,600,456 |
| Leasing - Fiber | 778,896 | 798,568 |
| Sub-total for the adoption of IFRS16 / CPC 06 (R2) | 6,585,543 | 6,196,068 |
| **Total** | 8,168,546 | 7,780,870 |
| Current portion | (885,521) | (873,068) |
| Non-current portion | 7,283,025 | 6,907,802 |

Interest paid in the period ended March 31, 2020 regarding IFRS16 / CPC 06 (R2) amounted to R$157,491.

Changes to the financial liabilities of lease operations are shown in Note 37.

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil ("LT Amazonas"). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

| | Rated values | Amount present |
|---|---|---|
| Until March 2021 | 44,079 | 10,937 |
| April 2021 to March 2025 | 176,315 | 43,663 |
| April 2025 onwards | 370,141 | 220,251 |
| | 590,535 | 274,851 |

59

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| | 9,680 | 6,987 | 2,634,800 | 3,923,035 |
| National currency | 8,211 | 6,624 | 2,431,500 | 3,769,298 |
| Material and Service Providers | 8,211 | 6,624 | 2,313,238 | 3,667,152 |
| Interconnection (b) | - | - | 85,314 | 67,396 |
| Roaming (c) | - | - | 1.164 | 441 |
| Co-billing (d) | - | - | 31,784 | 34.309 |
| Foreign currency | 1,469 | 363 | 203,300 | 153,737 |
| Material and Service Providers | 1,469 | 363 | 149,871 | 116,057 |
| Roaming (c) | - | - | 53,429 | 37.680 |
| Current installment | 9,680 | 6,987 | 2,634,800 | 3,923,035 |

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

## 19. Authorizations payable

As at March 31, 2020, the Company and its subsidiary had the following commitments to ANATEL:

| | Consolidated | |
|---|---|---|
| | 03/2020 | 12/2019 |
| Renewal of authorizations (i) | 199,363 | 199,363 |
| Updated ANATEL debt (ii) | 128,987 | 126,974 |
| | 328,350 | 326,337 |
| Current portion | (89,285) | 88,614 |
| Non-current portion | 239,065 | 237,723 |

(i) For the provision of SMP, the subsidiary obtained Authorizations for the right to use radio frequencies for a specified period, renewable for another 15 (fifteen) years. In the option to extend the right of such use, the payment of 2% of the net revenue of the region covered by the Authorization that ends each biennium is due. As of March 31, 2020, the subsidiary had outstanding balances related to the renewal of Authorizations in the amount of R $ 199,363 (R $ 199,363 on December 31, 2019).

62

TIM PARTICIPAÇÕES S.A. AND
TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

Loans and financing on December 31, 2020 due on long-term is in accordance with the following schedule:

| | Consolidated |
|---|---|
| 2021 | 1,052,733 |
| 2022 | 86,129 |
| 2023 | 43,344 |
| 2024 | 101,854 |
| 2025 | 27,514 |
| | 1,311,574 |

The nominal value of loans is consistent with their respective payment schedule.

Borrowing fair value

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. For the purposes of analyzing the fair value, considering the characteristics of this transaction, the Company believes that its fair value is equal to that recorded in the balance sheet.

With regard to funding contracted with Cisco Capital, The Bank of Nova Scotia and Bank of America, the current market conditions do not indicate the existence of factors that could lead to a fair value of operations different from that recorded in the accounting books.

## 1. Indirect taxes, charges and contributions payable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| **Indirect taxes, charges and contributions payable** | 545 | 530 | 588,489 | 466,603 |
| Value added tax on goods and services - ICMS | - | - | 357,780 | 377,105 |
| ANATEL taxes and charges | - | - | 161,935 | 22,009 |
| ISS | 539 | 525 | 60,448 | 61,673 |
| Others | 6 | 5 | 8,326 | 5.816 |
| Current portion | (545 | (530) | (585,453) | (463,606) |
| Non-current portion | - | - | 3,036 | 2,997 |

## 22. Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payments of income tax and social contribution.

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 03/2020 | 12/2019 | 03/2020 | 12/2019 |
| **Direct taxes, charges and contributions payable** | 190 | 25,816 | 286,634 | 508,615 |
| Income tax and social contribution | - | - | 204,809 | 346,097 |
| PIS/COFINS | 180 | 25,813 | 46,721 | 130,327 |
| Other (*) | 10 | 3 | 35,104 | 32,191 |
| Current portion | (190) | (25,816) | (73,864) | (296,305) |
| Non-current portion | - | - | 212,770 | 212,310 |

(*) The composition of this account refers mainly to the subsidiary's adherence to the Tax Recovery Program – REFIS, as of 2009. For installment payment of debts due on federal taxes (PIS, COFINS, IR and CSLL) whose final maturity will be on October 31, 2024.

## 23. Deferred revenue

| | | Consolidated |
|---|---|---|
| | 03/2020 | 12/2019 |
| **Deferred revenues** | 1,027,899 | 1,109,112 |
| Prepaid services (1) | 139,199 | 186,310 |
| Government grants (2) | 37,044 | 42,159 |
| *Network swap (3)* | 529 | 2,713 |
| Anticipated revenue | 13,154 | 11.651 |
| Deferred revenue from tower sales (4) | 829,493 | 843,017 |
| Contractual liabilities (5) | 8,480 | 23,262 |
| Current portion | (219,623) | (281,930) |
| Non-current portion | 808,276 | 827,182 |

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds related to the financing line with the BNDES (Investment Support Program - BNDES PSI). The sum of grants awarded by BNDES until March 31, 2020 is R $ 203 million and the amount outstanding at March 31, 2020 and R $ 37,044 (42,159 at December 31, 2019) This amount is being amortized over the term useful life of the asset being financed and appropriated to the group of "other income (expenses), net" (note 29).

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

(5) Contracts with customers.

As of March 31, 2020, the balance of contractual assets and liabilities is as follows:

| | 03/2020 | 12/2019 |
|---|---|---|
| Accounts receivable included in accounts receivable from customers | 2,270,369 | 2,413,865 |
| Contractual assets (Note 6) | 16,272 | 15,142 |
| Contractual liabilities | (8,480) | (23,262) |

Contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

| | Contractual assets (liabilities) |
|---|---|
| Balance on December 31, 2019 | (8,120) |
| Additions | 3,352 |
| Write-off | 12,560 |
| Balance March 31, 2020 | 7,792 |

The estimated realization of the balances of contractual assets and liabilities is described below:

| | 2020 | 2021 | 2022 |
|---|---|---|---|
| Contractual assets (liabilities) | 9,703 | (1,832) | (79) |

In accordance with paragraph 121 of IFRS 15 / CPC 47, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

## 24. Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company's legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The Company is party to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

*e.2.1. Social security*

TIM Celular received Tax Notification of Debt Entry, referring to the alleged irregularity in the payment of social security contributions related to the payment of Profit Sharing, in the amount of updated R $ 508 (R $ 538 on December 31, 2019) and suffered still tax assessment related to alleged social security contributions on hiring bonus; unadjusted bonus; consideration for self-employed activities and sales incentives in the updated amount of R $ 8,828 as of March 31, 2020.

TIM SA received Tax Notices of Debt Entry, referring to the alleged irregularity in the payment of social security contributions levied on profit sharing; lack of payment on directors' fees and lack of proper filling in of the FGTS Collection Guide - GFIP, in addition to a wrong statement in the GFIP in the total amount of R $ 1,395 updated (R $ 1,559 on December 31, 2019).

e.2.2. Labor

There are 3,843 labor claims on March 31, 2020 (3,976 on December 31, 2019) filed against the Company and its subsidiary, relating to claims involving ex-employees and employees of service providers in the amount of updated R $ 437,593 (R $ 459,020 as of December 31, 2019).

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

A significant portion of the existing contingency concerns organizational restructuring processes, notably the closure of the activities of the Customer Relationship Centers (*call center*), as well as processes related to TIM's internal websites, which resulted in the dismissal of employees. Added to these lawsuits are those brought by third-party service providers with requests for employment with TIM, whose amounts add up to R $ 16,143 updated (R $ 14,349 as of December 31, 2019).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former employees of Gazeta Mercantil, Jornal do Brasil and JB Editora requesting in court the inclusion in the liability center of Holdco, which before the merger with TIM Participações, belonged to the Grupo Econômico Docas, of which Gazeta Mercantil and Jornal do Brasil are part.

The other amounts are related to labor lawsuits filed by former employees and third companies.

e.3. Tax

| | 03/2020 | 12/2019 |
|---|---|---|
| Federal taxes (e.3.1) | 4,390,769 | 4,279,570 |
| State Taxes (e.3.2) | 8,558,124 | 8,221,808 |
| Municipal taxes (e.3.3) | 711,924 | 703,132 |
| FUST, FUNTTEL and EBC (e.3.4) | 2,953,512 | 2,991,567 |
| | 16,614,329 | 16,196,077 |

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,549,274 (R$ 11,662,216 as of December 31, 2019).

*e.3.1. Federal taxes*

The total amount assessed against Grupo TIM in relation to federal taxes is R $ 4,390,769 as of March 31, 2020 (R $ 4,279,570 as of December 31, 2019). Of this value, the following discussions stand out:

(i) Alleged of alleged incorrect use of tax credits for carrying out reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Federal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R $ 2,687,503 (R $ 2,672,754 as of December 31, 2019).

(ii) Method of offsetting tax losses and negative bases. The amount involved is R $ 200,792 (R $ 203,302 on December 31, 2019)

(iii) Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R $ 66,962 (R $ 66,164 on December 31, 2019).

(iv) Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R $ 257,452 (R $ 256,833 on December 31, 2019).

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

(v) Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R $ 515,202 (R $ 427,233 on December 31, 2019).

*e.3.2. State taxes*

The total amount assessed against Grupo TIM in relation to state taxes on March 31, 2020 is R $ 8,558,124 (R $ 8,221,808 on December 31, 2019). Of this value, the following discussions stand out:

(i) Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R $ 1,048,066 (R $ 1,053,411 on December 31, 2019).

(ii) Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R $ 893,337 (R $ 887,637 on December 31, 2019).

(iii) Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM SA is R $ 645,677 (R $ 731,864 as of December 31, 2019).

(iv) ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As of March 31, 2020, the amount in the subsidiary is R $ 3,310,379 (R $ 3,284,473 as of December 31, 2019).

(v) The use of credit to purchase electricity for the companies' production processes. The amount involved is R$133,269 (R$131,057 as at December 31, 2019).

(vi) Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$505,407 (R$138,684 as at December 31, 2019).

(vii) Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$200,004 (R$198,505 as at December 31, 2019).

(viii) Credits booked for the return of cell phones on free lease. The amount involved is R$182,052 (R$180,920 as at December 31, 2019).

(ix) Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$253,871 (R$249,659 as at December 31, 2019).

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 (CPC 47), the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Prior to the adoption of the standard, the Company recognized revenue from each element identified based on its contractual price, with the discount on the sale of handsets being allocated completely to the price of the handset.

As a consequence of the adoption of the new standard, an additional portion of the revenue was allocated to revenues from sale of handsets at the beginning of the contract, representing an increase in revenues from the sale of equipment in relation to previously adopted accounting practice. The difference between the amount of revenue and the amount of equipment sales revenue at the beginning of the contract was recognized at the time each as a contractual asset, allocated to service revenue along the contract period.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

| | | Consolidated |
|---|---|---|
| | 03/2020 | 03/2019 |
| **Net operational revenue** | 4,215,308 | 4,190,826 |
| Gross operating revenue | 6,091,892 | 6,104,070 |
| Service revenue | 5,850,560 | 5,833,801 |
| Service revenue – Mobile | 5,426,617 | 5,437,748 |
| Service revenue – Landline | 423,943 | 396,053 |
| Goods sold | 241,332 | 270,269 |
| Deductions from gross revenue | (1,876,584) | (1,913,244) |
| Taxes | (1,196,711) | (1,254,637) |
| Discounts given | (676,842) | (654,130) |
| Returns and other | (3,031) | (4,477) |

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

## 28. Operating costs and expenses

| | Consolidated | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 03/2020 | | | | 03/2019 | | | |
| | Cost of services rendered and goods sold | Selling expenses | General and administrative expenses | Total | Cost of services rendered and goods sold | Selling expenses | General and administrative expenses | Total |
| | (1,961,448) | (1,209,040) | (438,164) | (3,608,652) | (1,957,381) | (1,277,046) | (405,348) | (3,639,775) |
| Personnel | (14,877) | (157,945) | (87,984) | (260,806) | (11,470) | (155,168) | (82,389) | (249,027) |
| Third-party services | (161,764) | (492,564) | (139,475) | (793,803) | (154,172) | (531,216) | (116,921) | (802,309) |
| Interconnection and means of | (374,214) | - | - | (374,214) | (427,170) | - | - | (427,170) |
| Depreciation and amortization | (1,160,368) | (60,455) | (187,782) | (1,408,605) | (1,088,972) | (56,144) | (189,094) | (1,334,210) |
| Taxes, fees and contributions | 8,334 | (179,973) | (9,375) | (197,682) | (7,192) | (198,453) | (5,116) | (210,761) |
| Rentals and insurance | (81,889) | (37,409) | (242) | (119,540) | (69,167) | 32,940 | (6,117) | (108,224) |
| Cost of goods sold | (158,743) | - | - | (158,743) | (198,633) | - | - | (198,633) |
| Publicity And Advertising | - | (87,816) | - | (87,816) | - | (125,085) | - | (125,085) |
| Losses on allowance for loan | - | (188,588) | - | (188,588) | - | (172,610) | - | (172,610) |
| Others | 1,259 | (4,290) | (13,306) | 18,855 | (605) | 5,430 | (5,711) | $ 11,746 |

| | Parent Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 03/2020 | | | | 03/2019 | | | |
| | Cost of services rendered and goods sold | Selling expenses | General and administrative expenses | Total | Cost of services rendered and goods sold | Selling expenses | General and administrative expenses | Total |
| | - | - | (8,476) | (8,476) | - | - | (9,094) | (9,094) |
| Personnel | - | - | (4,008) | (4,008) | - | - | (6,674) | (6,674) |
| Third-party services | - | - | (3,401) | (3,401) | - | - | (2,294) | (2,294) |
| Taxes, fees and | - | - | (1,035) | (1,035) | - | - | (102) | (102) |
| Rent and insurance | - | - | (7) | (7) | - | - | (5) | (5) |
| Other | - | - | (25) | (25) | - | - | (19) | (19) |

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

## 36. Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company's derivative financial transactions consist specifically of swap contracts.

The Company's financial instruments are presented, through its subsidiary, in compliance with IFRS 9 / CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at March 31, 2020, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of financing obtained by the subsidiary indexed to TJLP, IPCA and / or TLP, when such rates do not proportionally follow the rates referring to Interbank Deposit Certificates (CDI). As of March 31, 2019, the subsidiary did not have any swap operations linked to TJLP, IPCA and / or TLP.

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

March 31, 2020

| | Measured At Amortized Cost | Fair value through profit and income | Total |
|---|---|---|---|
| Assets, according to balance sheet | 6,142,980 | 365,275 | 6,508,255 |
| | | | |
| Derivative Financial Instruments | - | 322,071 | 322,071 |
| Accounts receivable from customers and other accounts receivable, excluding prepayments | 3,379,690 | - | 3,379,690 |
| Bond and securities | - | 43,204 | 43,204 |
| Cash and cash equivalent | 1,590,927 | - | 1,590,927 |
| Leasing - leasing | 155,514 | - | 155,514 |
| Judicial deposits | 969,556 | - | 969,556 |
| Other amounts to be offset | 47,293 | - | 47,293 |

| | Measured at amortized cost | Fair value through profit and income | Total |
|---|---|---|---|
| Liabilities, according to the balance sheet | 13,312,519 | 4,146 | 13,316,665 |
| | | | |
| Loans and financings | 2,461,339 | - | 2,461,339 |
| Derivative Financial Instruments | - | 4,146 | 4,146 |
| Suppliers and other obligations, excluding legal obligations | 2,634,800 | - | 2,634,800 |
| Leasing | 8,168,546 | - | 8,168,546 |
| Dividends payable | 47,834 | - | 47,834 |

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NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

December 31, 2019

| | Measured at amortized cost | Fair value through profit or loss | Total |
|---|---|---|---|
| Assets per balance sheet | 6,769,033 | 704,839 | 7,473,872 |
| Derivative financial instruments | - | 46,511 | 46,511 |
| Trade accounts receivable and other accounts receivable, excluding prepayments | 3,287,855 | - | 3,287,855 |
| Marketable securities | - | 658,328 | 658,328 |
| Cash and cash equivalents | 2,284,810 | - | 2,284,810 |
| Leasing | 156,379 | - | 156,379 |
| Judicial deposits | 1,006,899 | - | 1,006,899 |
| Other assets to offset | 33,090 | - | 33,090 |

| | Measured at amortized cost | Fair value through profit and income | Total |
|---|---|---|---|
| Liabilities, according to the balance sheet | 14,310,830 | 4,405 | 14,315,235 |
| Loans and financings | 2,029,088 | - | 2,029,088 |
| Derivative Financial Instruments | - | 4,405 | 4,405 |
| Suppliers and other obligations, excluding legal obligations | 3,923,035 | - | 3,923,035 |
| Leasing | 7,780,870 | - | 7,780,870 |
| Dividends payable | 577,837 | | 577,837 |

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

**Financial risk hedge policy adopted by the Company – Synthesis**

The Company's policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As of March 31, 2020, there are no types of margins or guarantees applied to operations with derivative financial instruments of the Company and its subsidiary.

98

**TIM PARTICIPAÇÕES S.A. AND**
**TIM PARTICIPAÇÕES AND SUBSIDIARY**

NOTES TO THE QUARTERLY INFORMATION - continued
As at March 31
(In thousands of Reais, except as otherwise stated)

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders' equity and concentration levels of transactions and funding.

The operations with derivative financial instruments contracted by the subsidiaries and in force on March 31, 2020 and December 31, 2019 are shown in the table below:

March 31, 2020

| | | COUNTERPARTY | | | | Coverage | AVERAGE RATES SWAP | |
|---|---|---|---|---|---|---|---|---|
| Currency | Kind of SWAP | Debt | SWAP | Total Debt | Total Swap (Active Tip) | | Asset position: | Liability Position |
| USD | LIBOR X DI | KfW Finnvera | JP Morgan and Bank of America | 442,578 | 442,578 | 100% | LIBOR 6M + 0.75% pa | 85.03% of the CDI |
| USD | PRE X DI | CISCO | JP Morgan | 52,391 | 52,391 | 100% | 2.50% pa | 84.50% of CDI |
| EUR | PRE X DI | Bank of America | Bank of America | 512,529 | 512,529 | 100% | 0.33% pa | 108.05% of the CDI |
| USD | PRE X DI | The Bank of Nova Scotia | Scotiabank | 455,882 | 455,882 | 100% | 2.04% pa | 108.70 %d the CDI |

December 31, 2019

| | | COUNTERPARTY | | | | Coverage | AVERAGE RATES SWAP | |
|---|---|---|---|---|---|---|---|---|
| Currency | Kind of SWAP | Debt | SWAP | Total Debt | Total Swap (Active Tip) | | Asset position: | Liability Position |
| USD | LIBOR X DI | KfW Finnvera | JP Morgan and BOFA | 330,217 | 330,217 | 100% | LIBOR 6M + 0.75% pa | 85.50% of CDI |
| USD | PRE X DI | CISCO | Santander and JP Morgan | (40,366) | (40,366) | 100% | 2.50% pa | 84.50% of CDI |

Demonstrative table the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was carried out considering the variables CDI, US Dollar (USD), Euro (EUR) and Libor, individually, in three different scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the variation of the CDI, USD, EUR and Libor, used in operations as appropriate, and for each scenario, the percentages and quotations indicated below were used:

99

STATUTORY OFFICERS' STATEMENT

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer), **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Information Officer), **Jaques Horn** (Legal Officer) and **Alberto Mario Griselli** (*Chief Revenue Officer*), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company's Financial Statements for the period ended on March 31th, 2020.

Rio de Janeiro, May 5th, 2020.

PIETRO LABRIOLA
Chief Executive Officer

ADRIAN CALAZA
Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LEONARDO DE CARVALHO CAPDEVILLE
Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL
Business Support Officer

ALBERTO MARIO GRISELLI
Chief Revenue Officer

JAQUES HORN
Legal Officer

106

## STATUTORY OFFICERS' STATEMENT

**Pietro Labriola** (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer), **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Information Officer), **Jaques Horn** (Legal Officer) and **Alberto Mario Griselli** (*Chief Revenue Officer*), as Statutory Officers of TIM Participações S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company's Independent Auditors' Report regarding the Company's Financial Statements for the period ended March 31th, 2020.

Rio de Janeiro, May 5th, 2020.

**PIETRO LABRIOLA**
Chief Executive Officer

**ADRIAN CALAZA**
Chief Financial Officer and Investor Relations Officer

**MARIO GIRASOLE**
Regulatory and Institutional Affairs Officer

**LEONARDO DE CARVALHO CAPDEVILLE**
Chief Technology Information Officer

**BRUNO MUTZENBECHER GENTIL**
Business Support Officer

**ALBERTO MARIO GRISELLI**
Chief Revenue Officer

**JAQUES HORN**
Legal Officer

107

9. Financial Statements TIM S.A - 03/31/2020

# TIM S.A.

*QUARTERLY INFORMATION as at*
*March 31, 2020*

**TIM S.A.**

QUARTERLY INFORMATION

March 31, 2020

**Content**

| | |
|---|---|
| Independent auditors' report on quarterly information | 1 |
| Audited quarterly information | |
| Balance sheets | 3 |
| Statements of income | 5 |
| Statements of comprehensive income | 6 |
| Statements of changes in shareholders´ equity | 7 |
| Statements of cash flows | 9 |
| Statements of value added | 11 |
| Earnings releases | 12 |
| Notes to the quarterly information | 33 |
| Declaration of the officers on the quarterly information | 96 |
| Statutory officers statement on Independent Auditors´ report | 97 |

Building a better
working world

Centro Empresarial PB 370
Praia de Botafogo, 370
6º ao 10º andar - Botafogo
22250-040 - Rio de Janeiro - RJ - Brasil
Tel: +55 21 3263-7000
ey.com.br

# INDEPENDENT AUDITOR'S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholder, board of directors and officers
**TIM S.A.**
Rio de Janeiro - RJ

## Introduction

We have reviewed the accompanying interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. ("Company") for the quarter ended March 31, 2020, comprising the balance sheet as of March 31, 2020 and the statements of income and comprehensive income for the three-month period then ended, and the statements of changes in shareholders' equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for preparation of the interim financial information in accordance with NBC TG 21 – *Demonstração Intermediária*, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

## Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

**TIM S.A.**

BALANCE SHEETS

March 31, 2019 and December 31, 2018

**(In thousands of reais)**

| | Note | 03/2020 | 12/2019 |
|---|---|---|---|
| | | | |
| Assets | | 38,988,452 | 39,857,182 |
| | | | |
| **Current** | | 7,130,003 | 8,418,034 |
| Cash and cash equivalents | 4 | 1,570,531 | 2,284,048 |
| Marketable securities | 5 | 24,914 | 642,312 |
| Trade accounts receivable | 6 | 3,123,329 | 3,182,935 |
| Inventory | 7 | 268,547 | 203,278 |
| Indirect taxes, charges and contributions recoverable | 8 | 419,074 | 420,284 |
| Direct taxes, charges and contributions recoverable | 9 | 1,108,838 | 1,366,809 |
| Prepaid expenses | 11 | 409,393 | 173,139 |
| Derivative financial instruments | 35 | 49,444 | 16,602 |
| Financial leases | 15 | 5,379 | 4,931 |
| Regulatory credits recoverable | 16 | 47,293 | 33,090 |
| Other assets | | 103,261 | 90,606 |
| | | | |
| **Non-current asset** | | 31,858,449 | 31,439,148 |
| **Long term receivables** | | 4,812,416 | 4,526,228 |
| Marketable securities | | 3,926 | 3,849 |
| Trade accounts receivable | 6 | 155,841 | 103,075 |
| Indirect taxes, charges and contributions recoverable | 8 | 835,344 | 823,349 |
| Direct taxes, charges and contributions recoverable | 9 | 2,386,831 | 2,367,608 |
| Deferred income tax and social contribution | 10 | - | - |
| Judicial deposit | 12 | 883,939 | 919,850 |
| Prepaid expenses | 11 | 61,935 | 68,628 |
| Derivative financial instruments | 35 | 272,627 | 29,909 |
| Financial leases | 15 | 150,135 | 151,447 |
| Other assets | | 61,838 | 58,513 |
| | | | |
| Property, plant and equipment | 13 | 17,874,186 | 17,612,164 |
| Intangible | 14 | 9,171,847 | 9,300,756 |

The explanatory notes are an integral part of the quarterly information.

3

**TIM S.A.**

BALANCE SHEETS

March 31, 2019 and December 31, 2018

**(In thousands of reais)**

| | Note | 03/2020 | 12/2019 |
|---|---|---|---|
| **Total Liabilities and Shareholders´ Equity** | | 38,988,452 | 39,857,182 |
| | | | |
| **Total Liabilities** | | 16,754,703 | 17,798,375 |
| | | | |
| **Current** | | 5,936,957 | 8,135,119 |
| Suppliers | 17 | 2,625,120 | 3,916,048 |
| Borrowing and financing | 19 | 1,149,764 | 1,384,180 |
| Financial leases | 15 | 885,521 | 873,068 |
| Derivative financial instruments | 35 | 4,146 | 858 |
| Payroll and related charges | | 252,367 | 217,523 |
| Indirect taxes, charges and contributions payable | 20 | 584,909 | 463,075 |
| Direct taxes, charges and contributions payable | 21 | 73,674 | 270,489 |
| Dividends and interest on the stockholders' equity payable | 24 | - | 597,550 |
| Authorizations payable | 18 | 89,285 | 88,614 |
| Deferred revenues | 22 | 219,623 | 281,930 |
| Other liabilities | | 52,548 | 41,784 |
| | | | |
| **Non-current** | | 10,817,746 | 9,663,256 |
| | | | |
| Borrowing and financing | 19 | 1,311,574 | 644,908 |
| Derivative financial instruments | 35 | - | 3,547 |
| Financial leases | 15 | 7,283,025 | 6,907,802 |
| Indirect taxes, charges and contributions payable | 20 | 3,036 | 2,997 |
| Direct taxes, charges and contributions payable | 21 | 212,770 | 212,310 |
| Deferred income tax and social contribution | 10 | 176,869 | 78,230 |
| Provision for legal and administrative proceedings | 23 | 747,547 | 703,522 |
| Pension plan and other post-employment benefits | | 5,782 | 5,782 |
| Authorizations payable | 18 | 239,065 | 237,723 |
| Deferred revenues | 22 | 808,276 | 827,182 |
| Other liabilities | | 29,802 | 39,253 |
| | | | |
| **Shareholders´ Equity** | 24 | 22,233,749 | 22,058,807 |
| Share capital | | 13,476,172 | 13,476,172 |
| Capital reserves | | 38,354 | 36,154 |
| Profit reserves | | 8,550,298 | 8,550,298 |
| Accumulated other comprehensive income | | (3,817) | (3,817) |
| Income for the period | | 172,742 | - |

The explanatory notes are an integral part of the quarterly information.

4

**TIM S.A.**

STATEMENT OF INCOME

Periods ended March 31, 2020 and 2019

**(In thousands of reais, unless otherwise stated)**

| | Notes | 03/2020 | 03/2019 |
|---|---|---|---|
| Net revenue | 26 | 4,215,308 | 4,190,826 |
| Costs of services provided and goods sold | 27 | (1,961,448) | (1,957,381) |
| Gross income | | 2,253,860 | 2,233,445 |
| Operating income (expenses): | | | |
| Selling expenses | 27 | (1,209,040) | (1,277,046) |
| General and administrative expenses | 27 | (429,687) | (396,255) |
| Other revenues (expenses), net | 28 | (92,455) | (56,425) |
| | | (1,731,182) | (1,729,726) |
| Operating income | | 522,678 | 503,719 |
| Financial income (expenses): | | | |
| Financial income | 29 | 362,698 | 63,197 |
| Financial expenses | 30 | (613,995) | (283,878) |
| | | (251,297) | (220,681) |
| Income before income tax and social contribution | | 271,381 | 283,038 |
| Income tax and social contribution | 31 | (98,639) | (69,317) |
| Net income for the period | | 172,742 | 213,721 |
| *Earnings per share attributable to the Company's shareholders (expressed in R$ per share)* | | | |
| Basic earnings per share | 32 | 0.004 | 0.005 |

The explanatory notes are an integral part of the quarterly information.

5

TIM S.A.

COMPREHENSIVE INCOME STATEMENTS

Periods ended March 31, 2020 and 2019

(In thousands of reais)

	03/2020	03/2019
Net income for the period	172,742	213,721
Other items in the comprehensive income	-	-
Item that will not be reclassified for the result:	-	-
Total comprehensive income for the period	172,742	213,721

The explanatory notes are an integral part of the quarterly information.

6

TIM S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

Periods ended March 31, 2020 and 2019

(In thousands of reais)

			Profit reserves					
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Equity valuation adjustments	Retained earnings	Total
Balances on December 31, 2019	13,476,172	36,154	952,486	5,985,793	1,612,019	(3,817)	-	22,058,807
Total comprehensive income for the period								
Net income for the period	-	-	-	-	-	-	172,742	172,742
Total comprehensive income for the period	-	-	-	-	-	-	172,742	172,742
Total shareholder contributions and distributions to shareholders								
Stock options (note 24.b)	-	2,200	-	-		-	-	2,200
Purchase of treasury shares, net of disposals	-	-	-	-		-	-	-
Total shareholder contributions and distributions to shareholders	-	2,200	-	-	-	-	-	2,200
Balances on March 31, 2020.	13,476,172	38,354	952,486	5,985,793	1,612,019	(3,817)	172,742	22,233,749

The explanatory notes are an integral part of the quarterly information.

7

TIM S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

Periods ended March 31

(In thousands of reais)

			Profit reserves					
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Equity valuation adjustments	Retained earnings	Total
Balances on December 31, 2018	13,476,172	33,363	769,187	5,063,991	39,958	(1,882)	-	19,380,789
Total comprehensive income for the period								
Net income for the period							213,721	213,721
Total comprehensive income for the period	-	-	-	-	-	-	213,721	213,721
Total shareholder contributions and distributions to shareholders								
Stock options (note 24.b)	-	2,646	-	-		-	-	2,646
Total shareholder contributions and distributions to shareholders	-	2,646	-	-	-	-	-	2,646
Balances on March 31, 2019	13,476,172	36,009	769,187	5,063,991	39,958	(1,882)	213,721	19,597,156

The explanatory notes are an integral part of the quarterly information.

8

TIM S.A.

STATEMENT OF CASH FLOWS

Periods ended March 31

(In thousands of reais)

	Note	03/2020	03/2019
Operating activities			
Income before Income tax and social contribution		271,381	283,038
Adjustments to reconcile income to cash provided by operating activities:			
Depreciation and amortization		1,408,605	1,334,210
Residual value of property, plant and equipment and intangible assets written off		2,411	4,533
Interest on obligations arising from the demobilization of assets		13	134
Provision for legal and administrative proceedings	23	89,616	50,990
Monetary update on deposits and legal and administrative proceedings		55,130	1,199
Interest, monetary and exchange variation on borrowings and other financial adjustments		67,930	21,125
Interest on leasing liabilities	30	166,413	210,001
Interest on leasing assets	29	(4,937)	(6,422)
Losses on expected settlement credits	27	188,588	172,610
Stock options	25	2,200	2,646
		2,247,350	2,074,064
Decrease (increase) of operating assets			
Trade accounts receivable		(152,098)	(327,936)
Taxes and contributions recoverable		245,358	68,956
Inventory		(65,269)	(31,569)
Prepaid expenses		(229,561)	(635,102)
Judicial deposits		40,427	19,564
Other assets		(22,638)	(17,213)
Increase (decrease) in operating liabilities			
Payroll and related charges		34,844	32,026
Suppliers		(1,304,710)	(532,849)
Taxes, charges and contributions		(50,316)	(65,423)
Authorizations payable		-	7,843
Payments of legal and administrative proceedings	23	(105,238)	(115,409)
Deferred revenues		(81,213)	(77,118)
Other liabilities		(40,542)	(14,470)
Cash generated from operations		516,394	385,364
Income tax and social contributions payments		(27,308)	(45,408)
Net cash generated by operating activities		489,086	339,956

9

**TIM S.A.**

STATEMENT OF CASH FLOWS

Periods ended March 31

**(In thousands of reais)**

| | Note | 03/2020 | 03/2019 |
|---|---|---|---|
| Investment activities | | | |
| Marketable securities | | 617,322 | 39,823 |
| Additions to property, plant and equipment and intangible assets | | (904,351) | (650,092) |
| Receipt of leases | | 5,802 | 5,802 |
| Net cash (invested in) generated by financing activities | | (281,227) | (604,467) |
| Financing activities | | | |
| New borrowing | | 800,000 | 1,000,000 |
| Amortization of borrowing | | (665,997) | (134,678) |
| Interest paid – Borrowing | | (33,264) | (15,368) |
| Payment of leases | | (213,313) | (151,595) |
| Interest paid - Leases | | (211,252) | (200,448) |
| Derivative financial instruments | | - | - |
| Dividends and interest on shareholders´ equity payment | | (597,550) | (393,792) |
| Net cash used in financing activities | | (921,376) | 104,119 |
| Increase (decrease) in cash and cash equivalents | | (713,517) | (160,392) |
| Cash and equivalents at the beginning of the period | | 2,284,048 | 1,075,363 |
| Cash and equivalents at the end of the period | | 1,570,531 | 914,971 |

| | 03/2020 | 03/2019 |
|---|---|---|
| Non-cash transactions | | |
| Additions to property, plant and equipment and intangible assets - with no effect on cash | (643,466) | (5,054,003) |
| Increase in leasing obligations - no effect on cash | 643,466 | 5,054,003 |

The explanatory notes are an integral part of the quarterly information.

10

TIM S.A.

STATEMENTS OF VALUE ADDED

Periods ended March 31

(In thousands of reais)

	03/2020	03/2019
Revenue		
Gross operating revenue	6,091,893	6,104,071
Provision for expected credit losses	(188,588)	(172,610)
Discounts granted, returns and others	(679,874)	(658,608)
	5,223,431	5,272,853
Inputs acquired from third parties		
Costs of services provided and goods sold	(599,276)	(717,716)
Materials, energy supply, third party services and others	(793,813)	(804,618)
	(1,393,089)	(1,522,334)
Withholdings		
Depreciation and amortization	(1,408,605)	(1,334,210)
Net value added generated	2,421,737	2,416,309
Added value received in transfer		
Financial income	362,698	63,198
	362,698	63,198
Total added value to be distributed	2,784,435	2,479,507
Distribution of added value		
Personnel and fees		
Direct remuneration	134,123	120,608
Benefits	47,678	46,886
F.G.T.S. [Unemployment guarantee fund]	14,810	13,638
Others	9,770	14,622
	206,381	195,754
Taxes, fees and contributions		
Federal	590,366	626,761
State	953,761	961,074
Municipal	33,745	28,690
	1,577,872	1,616,525
Third-party Capital Remuneration		
Interest	613,402	283,633
Rent	214,038	168,184
	827,440	451,817
Others		
Social investment	-	1,690
	-	1,690
Remuneration on the Shareholders´ Equity		
Retained earnings	172,742	213,721
	172,742	213,721

The explanatory notes are an integral part of the quarterly information.

11

RESULTS OF THE FIRST QUARTER OF 2020

# FINANCIAL PERFORMANCE (Without the effects of the adoption of IFRS 16 and with the effects of IFRS 9 and 15)

## OPERATING REVENUE

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Net Revenues** | **4,215** | **4,191** | **0.6%** | **4,587** | **-8.1%** |
| **Services Revenues** | **4,091** | **4,024** | **1.7%** | **4,357** | **-6.1%** |
| **Mobile Service** | **3,840** | **3,795** | **1.2%** | **4,101** | **-6.4%** |
| Client Generated | 3,553 | 3,506 | 1.3% | 3,786 | -6.2% |
| Interconnection | 111 | 139 | -19.7% | 111 | -0.2% |
| Others | 176 | 151 | 17.0% | 203 | -13.3% |
| **Fixed Service** | **251** | **229** | **9.4%** | **256** | **-2.1%** |
| of which TIM Live | 144 | 112 | 29.1% | 137 | 5.1% |
| **Product Revenues** | **124** | **166** | **-25.5%** | **229** | **-45.9%** |

**In 1Q20, Net Revenue was R$ 4,215 million, an increase of 0.6% compared to the first quarter of 2019. Net Service Revenue grew 1.7% YoY in 1Q20**, reducing its pace of expansion, after three consecutive quarters of accelerated growth, mainly impacted by the developments of the COVID-19 pandemic from the second half of March. Net Product Revenue fell 25.5% YoY in 1Q20, reflecting the strong retraction in the device market.

### Mobile Segment Details (net of taxes and deductions):

***Receita do Serviço Móvel* [Mobile service revenue] (RSM) totaled R$ 3,840 million in 1Q20**, an **increase of 1.2%** compared to the same quarter last year. The slowdown in the expansion of this line mainly reflected the more pronounced drop in revenue in the prepaid segment with the reduction in the number of reloading customers in the segment.

The dynamics of the **Mobile ARPU (*Receita Média Mensal Por Usuário* [Average monthly revenue per user]), which** grew by 4.8% YoY and reached R$ 23.9, reflects the continuity of the company's successful efforts to monetize its customer base through migrations to higher value plans.

The ARPU of the segments, which excludes other mobile revenues, **increased by 4.6% YoY in prepaid** (R$ 12.1) and by 4.3% **YoY in postpaid (ex-M2M)** (R$ 44.5).

Prepaid ARPU
(R$; YoY)
4.6%
11.6
12.1
1Q19
1Q20

Human Postpaid ARPU
(R$; YoY)
42.6
4.3%
44.5
1Q19
1Q20

12

**RESULTS OF THE FIRST QUARTER OF 2020**

Breakdown of each mobile segment in the first quarter:

(i) In the prepaid segment, we had a reduction in the number of recharging customers, reflecting the economic consequences of the COVID-19 pandemic, notably the income restrictions and closing of most of the physical recharging channels. We observed a reduction of approximately 10% YoY in the number of customers who recharged, mainly due to social isolation. The TIM Pré Top offer, which already represents 72% of the segment's base and continues to contribute to greater resilience of spending per customer that recharges. As a result, **Prepaid Revenue fell 4.5% YoY in 1Q20.**

(ii) The postpaid segment had a more limited financial impact in the quarter due to COVID-19. The TIM Black Família offer reached ~ 500 thousand customers, contributing positively to the participation of higher value plans in the base mix. In addition, the segment showed a reduction in disconnections, confirming the return to positive net additions, **resulting in a growth of 2.8% YoY in Revenue from Postpaid Customers in 1Q20 (+ 3.7% YoY excluding interconnection).** The operating dynamics of the segment had some relevant changes since the last half of the quarter, with the gradual closure of practically all physical sales channels. In this context, we had a strong retraction in gross additions that were partially offset by the reduction in disconnections.

**MTR Exposure on Revenues**
(% over Net Service Revenues)

2.8%
2.4%
1Q19
1Q20

Interconnection Revenue (ITX) continued to fall and, in 1Q20, decreased 19.7% YoY, reflecting lower incoming traffic. **The incidence of VU-M in Net Service Revenues reached 2.4% in the quarter.**

The Other Revenues line grew 17.0% YoY in 1Q20. The performance of this line continues to be impacted mainly by the revenue generated by the network swap and sharing contracts. The increase in the share volume is in line with the company's strategy of expanding the fiber transport infrastructure (backbone and backhaul) with greater efficiency in the allocation of resources (Capex and Opex).

13

RESULTS OF THE FIRST QUARTER OF 2020

## Fixed Segment Details (net of taxes and deductions):

**Fixed Service Revenue totaled R$ 251 million this quarter, an increase of 9.4% compared to 1Q19.** This performance reflects the growth of **TIM Live, which grew 29.1% YoY in 1Q20 and** already represents approximately 58% of fixed service revenue. At the end of March, Live was present in 26 cities (including 6 capitals) and will continue to expand its coverage in the coming quarters.

**Contribution of Live on Fixed Revenues**

48.8%
49.9%
54.3%
53.6%
57.6%
1Q19
2Q19
3Q19
4Q19
1Q20

Other services in the fixed segment decreased 9.3% YoY.

**TIM Live's ARPU (Average Revenue Per User) was R$ 84.5, 6.1% higher than in 1Q19.** The performance is explained by the penetration of higher value FTTH offers at higher speeds.

**TIM Live ARPU**
(R$; YoY)

79.6
6.1%
84.5
1Q19
1Q20

## Breakdown of Handsets and Devices (net of taxes and deductions):

**In the quarter, Product Revenue decreased by 25.5% YoY**, mainly due to the drop in the volume of handsets sold in the period (29.4% YoY), reflecting the strong retraction in the handset market resulting from the lower income availability and the impact of currency devaluation by raising unit prices for handsets.

14

RESULTS OF THE FIRST QUARTER OF 2020

## OPERATING COSTS AND EXPENSES

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Reported Operating Expenses** | **(2,284)** | **(2,353)** | **-2.9%** | **(2,270)** | **0.6%** |
| **Normalized* Operating Expenses** | **(2,281)** | **(2,351)** | **-3.0%** | **(2,270)** | **0.5%** |
| Personnel | (257) | (242) | 6.0% | (252) | 1.8% |
| Selling and Marketing | (802) | (893) | -10.2% | (798) | 0.5% |
| Network & Interconnection | (627) | (658) | -4.7% | (557) | 12.6% |
| General & Administrative | (158) | (131) | 20.1% | (158) | 0.0% |
| Cost Of Goods Sold (COGS) | (159) | (199) | -20.1% | (272) | -41.5% |
| Bad Debt | (189) | (173) | 9.3% | (187) | 0.9% |
| Other operational revenues (expenses) | (90) | (55) | 63.5% | (46) | 93.4% |
| **Normalized* Operating Expenses Ex-COGS** | **(2,123)** | **(2,153)** | **-1.4%** | **(1,998)** | **6.2%** |

*Normalized Operating Costs and Normalized EBITDA according to the items listed in the Costs section (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18).

Reported Operating Costs and Expenses totaled R$ 2,284 million in 1Q20 (-2.9% YoY). In this quarter, this line was impacted by non-recurring expenses - in the amount of R$ 2.6 million - related to adjustments to the tower sale-leaseback agreement.

*Note: due to the adoption of IFRS 16, Operating Costs and Expenses, mainly those reported under the Network line, are not impacted by rents, shares and other types of leases with terms longer than 12 months, as established by the standard. Accordingly, the values of long-term contracts related to infrastructure leasing (in addition to others of lesser relevance), which are important for the company's operations, are reflected in the Income statement under the Depreciation and Financial Expenses lines.*

**In 1Q20, Normalized Operating Costs and Expenses totaled R$ 2,281 million, a 3.0% YoY decrease,** reflecting the solid execution in cost control and the delivery of efficiency on multiple fronts. Excluding the Cost of Goods Sold, the normalized Opex recorded a decrease of 1.4% YoY compared to 1Q19, despite the inflation registered in the period (IPCA 12M; 3.3%).

### Breakdown of the Performance of Costs and Expenses:

**Personnel costs increased by 6.0% YoY in 1Q20.** This performance was mainly influenced by higher expenditure on salaries.

**The Commercialization line fell by 10.2% YoY in 1Q20,** reflecting the structural trends of the previous quarters, with the gains in efficiencies generated by the process digitalization initiatives, reduced expenses with FISTEL and lower prepaid recharge fees, in addition to lower advertising and publicity expenses. It is important to note that this line was also impacted, in part, in 1Q20 by a lower volume of sales and recharges due to COVID-19.

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RESULTS OF THE FIRST QUARTER OF 2020

**The Network and Interconnection group decreased by 4.7% YoY in 1Q20,** driven by lower costs in the interconnection subgroup (ITX). The drop in the ITX subgroup is explained by: (i) a drop in the mobile termination rate (VU-M) in the months of January and February compared to the same months of 2019 and (ii) less pressure from outgoing traffic to other operators. The Rede subgroup had the opposite movement and was negatively impacted by lower infrastructure sharing costs.

**General and Administrative Expenses (G&A) increased 20.1% YoY in the quarter**. This growth is mainly explained by higher expenses with IT projects, consultancy and legal and administrative services.

**The Cost of Goods Sold (CMV) fell 20.1% YoY in 1Q20**, following the sharp drop in Product Revenue, caused by the lower volume of handsets sold due mainly to the COVID-19 pandemic, despite the increase in the mix of higher value products.

**In 1Q20, Provisions for Doubtful Accounts (PDD) increased by 9.3% YoY**, representing the fourth consecutive quarter of deceleration in the growth pace, still being the most challenging line in costs. After presenting the first Q-o-Q reduction in 4Q19, the line grew 0.9% Q-on-Q in 1Q20. This performance is explained by the increase in the revenue base exposed to defaults due to the 5.3% YoY increase in the postpaid base, in addition to a challenging macroeconomic environment (unemployment, income and household indebtedness). Despite this, the improvement in the last two quarters reflects efforts to improve customer acquisition, through more sophisticated models and credit policies, in addition to greater efficiency in billing and recovery.

**Other Operating Expenses normalized by non-recurring effects registered a 63.5% YoY decrease in 1Q20**, mainly explained by a reduction in contingency expenses.

**Customer acquisition costs (SAC [customer service hotline] = grant + commissioning + advertising expenses) totaled R$ 59.6 per gross addition in 1Q20,** registering a 5.2% YoY decrease. The strong reduction was due to greater efficiency in marketing and advertising costs.

**2.4**
Payback
Months

**The SAC/ARPU ratio (which indicates the payback per client) decreased YoY reaching 2.4 months, compared to 2.8 months in 1Q19**.

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RESULTS OF THE FIRST QUARTER OF 2020

## FROM EBITDA TO NET INCOME

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| **Normalized* EBITDA** | **1,934** | **1,839** | **5.1%** | **2,317** | **-16.5%** |
| Normalized* EBITDA Margin | 45.9% | 43.9% | 2.0p.p. | 50.5% | -4.6p.p. |
| Total Normalized Items | (3) | (1) | 75.7% | - | n.a. |
| **Normalized* EBIT** | **525** | **505** | **4.0%** | **935** | **-43.8%** |
| Normalized* EBIT Margin | 12.5% | 12.1% | 0.4p.p. | 20.4% | -7.9p.p. |
| **Normalized* Net Financial Results** | **(251)** | **(221)** | **13.9%** | **(205)** | **22.5%** |
| Normalized* Income tax and social contribution | (99) | (39) | 152.7% | 12 | n.a. |
| **Normalized* Net Income** | **175** | **245** | **-28.6%** | **742** | **-76.4%** |
| Total Normalized Items | (3) | (32) | -91.9% | - | n.a. |
| **Reported EBITDA** | **1,931** | **1,838** | **5.1%** | **2,317** | **-16.6%** |
| Reported EBITDA Margin | 45.8% | 43.9% | 2.0p.p. | 50.5% | -4.7p.p. |
| **Depreciation & Amortization** | **(1,409)** | **(1,334)** | **5.6%** | **(1,382)** | **1.9%** |
| Depreciation | (935) | (863) | 8.4% | (877) | 6.7% |
| Amortization | (473) | (471) | 0.5% | (505) | -6.4% |
| **EBIT** | **523** | **504** | **3.8%** | **935** | **-44.1%** |
| EBIT Margin | 12.4% | 12.0% | 0.4p.p. | 20.4% | -8.0p.p. |
| **Net Financial Results** | **(251)** | **(221)** | **13.9%** | **(205)** | **22.5%** |
| Financial expenses | (320) | (276) | 16.1% | (221) | 45.1% |
| Financial income | 61 | 54 | 12.7% | 16 | 276.1% |
| Net exchange variation | 7 | 1 | 1272.7% | (1) | n.a. |
| **Income before taxes** | **271** | **283** | **-4.1%** | **730** | **-62.8%** |
| Income tax and social contribution | (99) | (69) | 42.3% | 12 | n.a. |
| **Net Income** | **173** | **214** | **-19.2%** | **742** | **-76.7%** |

*Normalized Operating Costs and Normalized EBITDA according to the items listed in the Costs section (+R$ 1.5 million in 1Q19 and +R$ 220,000 in 1Q18).

**EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)**

**Normalized EBITDA in 1Q20 totaled R$ 1,934 million**, registering an increase of 5.1% YoY. The main drivers for this performance were (i) the maintenance of a strong control of costs/expenses, (ii) increase in Mobile Service Revenue, and (iii) growth in Fixed Service Revenue reflecting the acceleration of TIM Live.

**The Standardized EBITDA Margin reached 45.9% and was once again a record for the first quarter.** The 2.0 p.a. increase in comparison with 1Q19 was mainly influenced by the outstanding performance in costs, in addition to the expansion of revenue, despite a challenging macroeconomic environment.

EBITDA exposure to the VU-M rate was 0.4% in 1Q20. In this quarter, net VU-M (revenue - cost) was positive due to interconnection revenue slightly higher than costs with VU-M.

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RESULTS OF THE FIRST QUARTER OF 2020

## Depreciation and Amortization (D&A) / EBIT

**In 1Q20, D&A recorded an increase of 5.6% YoY**, mainly explained by an increase in the amortization of the 700 MHz license related to the expansion of frequency activations to new cities (although offset by a lower amortization amount of software) and the higher volume of lease contracts, due to the adoption of IFRS 16.

**Normalized EBIT in 1Q20 grew 4.0% YoY**, reflecting EBITDA´s growth. The normalized EBIT margin ended the quarter at 12.5%, expanding 0.4 p.a. against 1Q19.

## NET FINANCIAL REVENUE

The Net Financial Result in 1Q20 was negative by R$ 251 million, which represents an improvement of R$ 30 million when compared to 1Q19. This difference is mainly due to:

(i) Higher financial income arising from monetary restatement on the balance of tax credits arising from the right to exclude ICMS from the calculation base of contributions to PIS and COFINS (the balance remaining at the end of each period is adjusted by the Selic interest rate until its full compensation, becoming a recurrent element for the next few years);

(ii) Lower expenses due to the fall in interest rates and, consequently, lower accrual of debt interest and a lower volume of interest on leases.

## INCOME TAX AND SOCIAL CONTRIBUTIONS

In 1Q20, Income Tax and Social Contribution totaled -R$ 99 million, an increase of R$ 30 million compared to 1Q19, mainly due to a higher Profit Before Taxes. In the Normalized view, the increase of R$ 60 million when compared to the IR/CSLL of R$ 39 million in 1Q19, when the line was extraordinarily impacted by deferred taxes.

In 1Q20, the effective rate was -36.3% vs. -24.5% in 1Q19.

## NET PROFIT

In the quarter, **Normalized Net Income decreased by 28.6% YoY compared to 1Q19, totaling R$ 175 million**. Reported net income fell by 19.2% YoY.

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RESULTS OF THE FIRST QUARTER OF 2020

## CASH FLOW, DEBT AND CAPEX

| Description | 1Q20 | 1Q19 | %YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| R$ million | | | | | |
| EBITDA Normalized* | 1,934 | 1,839 | 5.1% | 2,317 | -16.5% |
| Capex | (904) | (650) | 39.1% | (1,342) | -32.6% |
| **EBITDA - Capex** | **1,030** | **1,189** | **-13.4%** | **975** | **5.6%** |
| **Δ Working Capital** | **(1,425)** | **(1,509)** | **-5.6%** | **1,377** | **n.a.** |
| Non recurring operating items | (3) | (1) | 75.7% | - | n.a. |
| **Operating Free Cash Flow** | **(395)** | **(320)** | **23.6%** | **2,352** | **n.a.** |

**Free Operating Cash Flow (FCOL) in 1Q20 was a negative R$ 395 million**, a reduction of R$ 75 million compared to 1Q19. This result mainly reflects the increase in Capex, due to a reduced comparative base in the same period of 2019.

### CAPEX

**Capex totaled R$ 904 million in 1Q20,** an increase of 39.1% compared to 1Q19. The increase is mainly explained by the lower Capex level in 1Q19, which represented only 17% of total investments in the year. Capex in 1Q20 continues according to our plan. Investments continue to be allocated to infrastructure (exceeding 90% of the total), mainly to IT projects, 4G technology through 700MHZ, transport network and FTTH expansion (which received approximately 15% of the total investments made in 1Q20).

### WORKING CAPITAL VARIATION

The change in working capital was negative by R$ 1,425 million, a reduction of 5.6% in relation to 1Q19. Unlike the first quarter of last year, the negative impact on the line in 1Q20 was mainly caused by a reduction in Suppliers accounts, in the amount of R$ 1,305 million (vs. a reduction of 533 million in 1Q19). In 2019, the impact of the payment of purchases at the end of 2018 in the Working Capital was partially observed in 1Q19, with the remainder impacting 2Q19. In the case of purchases at the end of 2019, this impact was mostly observed in 1Q20.

In 1Q20, the payment of FISTEL (about R $789 million) was postponed - which usually occurs in March - to August 31 (which can be paid entirely on this date or in five installments thereafter). However, it is important to note that the FISTEL portion related to Condecine (approximately R$ 227 million) was paid on March 31 (original maturity date) for lack of legal support, until then, for its non-realization. The injunction that postponed the payment of this fee until August was announced at the end of the same day and the amount was reimbursed on April 2. Thus, this payment had a negative impact on Cash Flow in 1Q20 (with the benefit in this quarter totaling,

19

RESULTS OF THE FIRST QUARTER OF 2020

therefore, around R$ 562 million, referring to TFF and CFRP). On the other hand, its reversal will have a positive effect on Cash Flow in 2Q20.

## DEBT AND CASH

**Gross Debt in 1Q20 was R$ 10,156 million,** an increase of R$ 1,012 million YoY. The current balance includes (i) the recognition of leasing in the total amount of R$ 8,013 million (related to the sale of towers, the LT Amazonas project and lease agreements with a term of over 12 months, as established by IFRS 16) and (ii) the hedge position in the amount of R$ 318 million (reducing gross debt). Excluding leases related to the adoption of IFRS 16, gross debt would be R$ 3,571 million. At the end of March, the amount of financing (post-hedge) totaled R$ 2,143 million.

TIM's financing is mainly composed of Debentures and financing with private banks. Approximately 38% of financing is denominated in foreign currency (USD and EUR), being fully hedged to local currency. **The average cost of debt excluding leasing was 4.5% p.a. in the quarter,** a reduction when compared to the cost of 7.6% p.a. in 1Q19.

In 1Q20, TIM borrowed R$ 800 million for cash reinforcement after fully settling the outstanding balance with BNDES (~ R$ 620 million). In April, the company's Board of Directors approved the raising of R$ 1,000 million to reinforce liquidity in anticipation of possible impacts that the COVID-19 pandemic may have on the economy. Of this amount, TIM contracted R$ 574 million from Scotiabank in April and is currently monitoring alternatives for contracting the remaining amount. At the end of March, TIM had R$ 2,252 million in credit lines contracted and available for withdrawal from BNDES and BNB.

Debt Movements
9,145
-621
-728
+800
+1,340
+221
10,156
DEBT 1Q19
Pre-payments
Ordinary Payments
New Loans
IFRS 16 impact
Recurring movements
DEBT 1Q20

**At the end of the quarter, the Cash and Securities positions totaled R$ 1,595 million,** registering a reduction of R $51 million YoY.

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RESULTS OF THE FIRST QUARTER OF 2020

Average financial income was 4.0% p.a. in 1Q20, down from 6.5% p.a in 1Q19, following the observed reduction in the Selic interest rate.

In 1Q20, Net Debt totaled R$ 8,561 million, an increase of R$ 1,063 million compared to the same period of the previous year, when net debt was R$ 7,498 million. This increase is explained by the higher volume of leases, due to the greater number of rental and infrastructure sharing contracts, classified as finance lease under IFRS 16.

The Net Debt/EBITDA ratio was 0.97x in the quarter. Disregarding the financial leases associated with the adoption of IFRS 16, the Net Debt/EBITDA ratio was 0.25x in the quarter.

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RESULTS OF THE FIRST QUARTER OF 2020

IMPORTANT EVENTS IN THE QUARTER AND SUBSEQUENT QUARTERS

TIM STRENGTHENS COMMITMENT TO COLLABORATORS, CUSTOMERS AND SOCIETY IN COMBATING COVID-19

The services will remain in full operation and the company is focused on customer demands and access to information, in addition to taking all measures to preserve the health and safety of its employees and prioritize collaboration with government agencies and other entities. These are TIM's commitments in combating the transmission of the new coronavirus, described in a letter sent to Anatel on April 3.

TIM is aware that technology has an essential role to face the crisis and contain the spread of the virus.

The TIM Group's experience in Italy has been important in anticipating and adapting the necessary actions and meeting the requirements of the period to combat the coronavirus in Brazil. TIM is confident that the whole of society will be united and will emerge even stronger from this situation.

CADE AND ANATEL APPROVE TIM AND VIVO NETWORK SHARING AGREEMENT

On April 23, the General Superintendence of *Conselho de Administração de Defesa Econômica* [Brazilian antitrust authority]; (Cade) unreservedly approved the agreement for sharing 2G, 3G and 4G networks signed between TIM and Vivo. Subsequently, on 04/30, Anatel also unanimously approved the agreement. TIM expects, at first, to consolidate the 2G network of 50 cities.

TIM CHOOSES GOOGLE CLOUD AS A STRATEGIC PARTNER FOR BIG DATACLOUD PLATFORM, ANALYTICS AND MACHINE LEARNING

TIM Brasil entered into an agreement with Google Cloud to use Google Cloud Platform (GCP) as its strategic cloud platform for Big Data, business intelligence and machine learning. The Google Cloud platform allows the company to perform real-time analytics to gain unique insights about its business. This information will help the operator to further improve its customer services, network planning and optimization and to provide personalized offers to users, in addition to data and analytics based products. Google Cloud will be responsible for providing the Google Cloud Platform (GCP) and also for all consultancy that involves the

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RESULTS OF THE FIRST QUARTER OF 2020

migration of the current environment, redesign and optimization in the cloud, as well as support in the construction of the CoE (Center of Excellence) of TIM, who will be responsible for doing all the environmental management after its completion.

## OPERATING AND MARKETING PERFORMANCE

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| Mobile Customer Base ('000) | 52,826 | 55,083 | -4.1% | 54,447 | -3.0% |
| Prepaid | 31,153 | 34,507 | -9.7% | 32,984 | -5.5% |
| Postpaid | 21,673 | 20,576 | 5.3% | 21,463 | 1.0% |
| 4G Users Base ('000) | 38,620 | 35,672 | 8.3% | 38,641 | -0.1% |
| Market Share | 23.3% | 24.1% | -0.8p.p. | 24.0% | -0.7p.p. |
| Prepaid | 27.3% | 27.2% | 0.1p.p. | 28.2% | -0.9p.p. |
| Postpaid | 19.3% | 20.3% | -1.0p.p. | 19.5% | -0.2p.p. |
| Net Additions ('000) | (1,621) | (840) | 93.1% | (80) | 1920.1% |
| Fixed Telephony Customer Base ('000) | 1,101 | 946 | 16.4% | 1,079 | 2.0% |
| TIM Live Customer Base ('000) | 584 | 486 | 20.2% | 566 | 3.2% |

### MOBILE SEGMENT:

### GENERAL MARKET

**The mobile market reported a 0.8% YoY decrease in 1Q20, reaching its lowest reduction level in 20 quarters.** Prepaid remained the lever for this dynamic retraction, with the continuation of the SIM Card consolidation phenomenon. In the last 12 months, the segment had net disconnections of 12.6 million accesses. Postpaid continued to expand, with net additions of 10.8 million accesses in the same period. Human lines *(ex-M2M)* continued to account for approximately half of this performance.

### TIM

**TIM ended 1Q20 with 52.8 million accesses**, closing the period with -4.1% YoY.

**Postpaid Base Mix**
(% over Total Customer Base)

41.0%
38.8%
39.0%
39.4%
37.4%
1Q19
2Q19
3Q19
4Q19
1Q20

*Source: Anatel.*

**The postpaid base totaled 21.7 million lines.** Additions of 1.1 million in the last 12 months provided an increase of 5.3% YoY in the number of accesses. The segment continues to show an expansion of mix over the total base, registering a new record - 41.0% (+3.7 p.a. YoY). New activations continued to be the main growth lever in the quarter, however at lower levels, equivalent to those observed three years ago, due to the closing of points of sale throughout Mar/20. On the other hand, voluntary churn decreased by 3.9% in relation to the previous quarter. TIM Black Família

23

RESULTS OF THE FIRST QUARTER OF 2020

continues to be an important value driver, reaching ~ 500 thousand accesses this quarter. Since the end of Mar/20, TIM has been adopting adjustment measures in the segment for the period of the pandemic, in order to help customers maintain their lines, through special payment conditions.

**The prepaid base totaled 31.2 million accesses**, down 9.7% YoY**.** The segment had net disconnections of 3.4 million lines in the last 12 months. In the quarter, total net disconnections were 1.8 million. With the dynamics of new accesses affected, churn had a greater impact on the segment's net growth, as the indicator is determined by business rules, which continue to run their course during the population's isolation period. The uncertain macroeconomic environment could add a more challenging component to prepaid funding. In this sense, we have implemented some temporary bonus actions, seeking to capture the customer's commitment and avoiding an increase in future marketing costs for the acquisition of new customers.

**The 4G base ended 1Q20 with 38.6 million accesses,** continuing to show high growth (8.3% YoY). The total number of handsets with the technology reached 79% of the total human accesses (+11.1 p.a. YoY).

**The M2M base ended the quarter with 3.8 million accesses** (+ 60% YoY). The strong result for the year is still a consequence of the effect of the incorporation of Porto Seguro Conecta's M2M access base, carried out in 2Q19.

## FIXED SEGMENT:

**TIM Live ended 1Q20 with 584 thousand connections** (+ 20.2% YoY). Accesses from 100 mbps reached 36% of this total, an increase of +20 p.a. YoY.

Net additions to FTTH (Fiber To The Home) remained responsible for the good performance of the business and continued to accelerate annually, with 28 thousand new accesses in the quarter and 124 thousand in the last 12 months. It is important to note that the commercial dynamics initially slowed due to the increase in social isolation. With the need to readjust the operation, our main sales channel, door-to-door, made room for digital and this impact was accommodated, which has allowed the service growth path to resume.

**TIM Live Clients Evolution**
(# users)

486 k
584 k
1Q19
2Q19
3Q19
4Q19
1Q20

In 1Q20, we launched in a new city, Betim (MG), continuing to expand the potential market of the segment. TIM Live coverage ended the period in 24 cities with FTTH.

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RESULTS OF THE FIRST QUARTER OF 2020

# QUALITY AND NETWORK

## QUALITY AND USER EXPERIENCE

In the challenging scenario that presented itself during the first months of 2020, the concept of **digital transformation** has never been more important than now. At this time, all efforts made by TIM in recent years, through its digital initiatives aimed at strengthening its position in the market and with the aim of providing a superior experience to its customers, have shown solid results. Therefore, **throughout 1Q20, TIM reinforced its digital initiatives and the results demonstrate once again the success obtained in this direction**.

With the social isolation caused by the impacts of the COVID-19 pandemic, at the end of March, 100% of TIM's physical stores were closed. This led to an even greater need to use digital sales channels. As a result, in this quarter, sales in postpaid and consumer control registered an increase of 4.6% YoY. Additionally, digital top-ups continue to increase penetration in total sales, with growth of +3.6 p.a. YoY in 1Q20.

E-Sales
(postpaid and control)
+5%
1Q19
1Q20

Digital Recharges
(% over total)
+4 p.p.
1Q19
1Q20

The Meu TIM app, in turn, proves again to be a platform of great relevance in the relationship with the customer, bringing simplification to the means of service and promoting the appropriate functionalities that help customers to manage their plans. In the period, the total number of unique users of the application grew 18.9% YoY. Even with the greatest relationship difficulties, interactions through human service decreased by 24.9% YoY, corroborating our caring strategy and reducing the dependence on communication through call centers.

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RESULTS OF THE FIRST QUARTER OF 2020

MEU TIM
(single users)
+19%
1Q19
1Q20

Human Interactions
(# interactions)
-25%
1Q19
1Q20

Another important factor at the moment is the digital billing and payment mechanisms that maintained their growth pace during 1Q20. Invoices delivered through digital channels grew by 12.3% YoY. Meanwhile, the number of accesses making payments through digital channels also increased, + 11.7% YoY. Another important feature offered by the company to customers is the possibility to recharge and/or check balance and deductible inquiries, in addition to the opportunity to receive their invoices by WhatsApp.

E-Billing
(# e-bills delivered)
+12%
1Q19
1Q20

E-Payment
(# of accesses with payment by e-methods)
+12%
1Q19
1Q20

In the last Satisfaction and Perceived Quality Survey released by Anatel in 2020, TIM maintained a superior perception in general satisfaction of broadband and telephony services in relation to the Brazilian market average.

Overall Satisfaction
7.0
6.6
7.4
7.2
Broadband
Fixed Telephone Service
TIM
Market

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RESULTS OF THE FIRST QUARTER OF 2020

## NETWORK DEVELOPMENT

A fundamental pillar in TIM's strategic plans, the expansion and improvement of the network infrastructure is associated with the continuous improvement of the quality of our services. In this sense, at the beginning of the year, TIM took another important step, enabling this process. Despite the operational challenges, in times of combating the novel coronavirus, the company maintained its investments in expanding the network and completed 4G coverage in all 399 municipalities in the state of Paraná and in all 295 municipalities in the state of Santa Catarina and all 78 municipalities in the state of Espírito Santo, making it the third, fourth and fifth states with 100% of the municipalities covered by the technology[1].

Capex allocated to infrastructure projects (Rede + IT) exceeded 90% in 1Q20, supported once again by analytical tools that ensured the efficient allocation of these resources. Among the main projects, the following stand out:

- Expansion of the fiber optic network (backbone, backhaul and FTTH);
- Frequency refarming;
- Densification of sites;
- Carrier aggregation;
- Sharing and transport network agreements.

Regarding the main actions and ongoing projects focused on the modernization, efficiency and/or improvement of our infrastructure, we highlight:

- Expansion of **the frequency refarming of 2.1 GHz in 4G, reaching approximately 304 cities**;
- Installation of multiple data centers to improve the experience, with a total of 25 at the end of the 1Q), being 14 DCC (Data Center Core) and 11 DCE (Data Center Edge);
- Infrastructure virtualization project;
- Expansion of **VoLTE, available in over 3,450 cities**;
- Expansion of network capacity through the **Massive MIMO** solution;
- Approval of the network sharing agreement with Vivo: initially, there will be 50 cities with shared 2G;
- Consolidation of the **NB-IoT network, present in more than 3,322 municipalities**, coverage that allows the creation of IoT solutions not only in large cities, but also in municipalities furthest from the capitals.

---

[1] São Paulo, Rio de Janeiro, Espírito Santo, Santa Catarina and Paraná are the states that have 4G coverage from TIM in 100% of their municipalities.

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RESULTS OF THE FIRST QUARTER OF 2020

| DESCRIPTION | 1Q20 | 1Q19 | % YoY | 4Q19 | % QoQ |
|---|---|---|---|---|---|
| **4G Cities** | **3,506** | **3,295** | **6.4%** | **3,477** | **0,8%** |
| of which 700 MHz enabled | 2,436 | 1,471 | 65.6% | 2,313 | 5,3% |
| of which VoLTE enabled | 3,459 | 2,710 | 27.6% | 3,401 | 1,7% |
| **Urban Population Coverage (4G)** | **94%** | **93%** | **1.0p.p.** | **94%** | **0.0p.p.** |
| of which 700 MHz enabled | 82% | 66% | 16.3p.p. | 81% | 1.0p.p. |
| of which VoLTE enabled | 93% | 82% | 10.6p.p. | 93% | 0.0p.p. |
| 3G Cities | 3,285 | 3,186 | 3.1% | 3,283 | 0,1% |
| Urban Population Coverage (3G) | 92% | 92% | 0.2p.p. | 92% | 0.1p.p. |

With its **leadership in 4G coverage** in Brazil, **TIM reached 3,506 cities (94% of the country's urban population)** in the first quarter of 2020. The 37% YoY growth in the network elements of this technology reinforces our focus with the evolution of the capacity and quality of the mobile network. As a result, **data traffic in 4G represented approximately 87% of the total**, up 8 p.a. compared to 1Q19.

Fixed broadband coverage also continues to expand, reaching 2.5 million homes in FTTH in the first quarter of this year, while FTTC surpassed 3.6 million. This represents a total of 5.6 million households in 26 cities (FTTH + FTTC)[2]. In 1Q20, FTTH started commercial activities in another city: Betim (MG).

In the transportation infrastructure, **TIM reached a total of 21,652 sites in the quarter**, with 84% of these units connected through high capacity backhaul. Thus, the company surpassed the **102 thousand km mark with its optical fiber** for backbone and backhaul (which represents an increase of 11.2% YoY).

Finally, by reaching a total of 1,582 active Biosites at the end of 1Q20, TIM again proves that it continues to aim at the development of this infrastructure that is aligned with its corporate social responsibility values, in addition to being a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact. In addition, Biosites also have a lower cost, are quick to install and help harmonize with the environment and urban infrastructure - with multifunctionality capable of adding beyond the transmission of telecommunications, lighting and security cameras.

[2](+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO) and Manaus (AM).

28

RESULTS OF THE FIRST QUARTER OF 2020

Currently, the Company has authorization to use more than 110 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

Spectrum Weighted Average per Population					
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500
20	11	5	35	22	20

29

RESULTS OF THE FIRST QUARTER OF 2020

CORPORATE SOCIAL RESPONSIBILITY

To access the quarterly report on Social and Corporate Responsibility activities, please access: www.tim.com.br/ri/Informe-ESG.

LEGAL NOTICE

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in reais (R$), pursuant to Brazilian Corporate Law (Law 6.404/76). The comparisons refer to the first quarter of 2019 (1Q19) and the accumulated for the year 2020 (3M20), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

30

RESULTS OF THE FIRST QUARTER OF 2020

Annex 1
TIM PARTICIPAÇÕES S.A.
Operating Indicators

DESCRIPTION	1Q20	1Q19	% YoY	4Q19	% QoQ
Mobile Customer Base ('000)	52,826	55,083	-4.1%	54,447	-3.0%
Prepaid	31,153	34,507	-9.7%	32,984	-5.5%
Postpaid	21,673	20,576	5.3%	21,463	1.0%
4G Users Base ('000)	38,620	35,672	8.3%	38,641	-0.1%
Market Share	23.3%	24.1%	-0.8p.p.	24.0%	-0.7p.p.
Prepaid	27.3%	27.2%	0.1p.p.	28.2%	-0.9p.p.
Postpaid	19.3%	20.3%	-1.0p.p.	19.5%	-0.2p.p.
Gross Additions ('000)	5,357	5,626	-4.8%	6,476	-17.3%
Net Additions ('000)	(1,621)	(840)	93.1%	(80)	1920.1%
Monthly Churn (%)	4.3%	3.9%	0.5p.p.	4.0%	0.3p.p.
Mobile ARPU (R$)	23.9	22.8	4.8%	25.1	-4.8%
Prepaid	12.1	11.6	4.6%	12.9	-6.6%
Postpaid	37.2	38.2	-2.6%	39.4	-5.8%
Postpaid (ex-M2M)	44.5	42.6	4.3%	47.0	-5.3%
SAC/Gross (R$)	60	63	-5.2%	44	35.0%
Fixed Telephony Customer Base ('000)	1,101	946	16.4%	1,079	2.0%
TIM Live Customer Base ('000)	584	486	20.2%	566	3.2%
TIM Live ARPU (R$)	84,5	79,6	6.1%	83,8	0.8%
Handsets Sold ('000)	174	246	-29.4%	277	-37.4%
Headcount	9,588	9,411	1.9%	9,700	-1.2%

32

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Assets and liabilities are classified according to their degree of liquidity and enforceability. They are classified as current when they are likely to be realized or settled within the next 12 months. Otherwise, they are shown as non-current assets. The exception to this procedure is related to the balances of deferred income tax (assets and liabilities) and social contribution, assets and liabilities that are fully classified in the long term.

The submission of the Statement of Added Value (DVA) is required by the Brazilian corporate law and the accounting practices adopted in Brazil, only for publicly-held companies. The DVA was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". IFRS do not require the presentation of this statement. As a consequence, according to IFRS, this statement is presented as additional information, without prejudice to all quarterly information.

Interest paid is classified as financing cash flow in the cash flow statement as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The presentation currency of the quarterly information is the Real (R$), which is also the Company's functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c. Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates the segment's performance. For the segment to exist, individualized financial information is required.

The main operational decision maker at the Company, responsible for allocating resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors of its controlling company TIM Participações S.A., are responsible for making the strategic decisions of the Group and its management.

The Group's strategy is focused on optimizing the consolidated results of TIM Participações S.A., and as of the corporate reorganization mentioned in Note 1, all the Group's operating activities are concentrated exclusively on TIM S.A. This strategy includes the optimization of the telecommunications operations of TIM S.A., as well as taking advantage of synergies between its controlling company. Although there are different activities, decision makers understand that the Group represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions related to strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The objective is always to maximize the consolidated income obtained by operating the SMP, STFC and SCM licenses.

d. Approval of these quarterly information

These quarterly information were approved by the Company's Management on May 5, 2020.

e. New standards, amendments and interpretation of standards

34

**TIM S.A.**

NOTES TO THE QUARTERLY INFORMATION
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

The following new standards were issued by *Comitê de Pronunciamentos Contábeis* [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board *(IASB)*, but are not in effect for the period ended March 31, 2020.

- **CPC 11 - Insurance contracts**

In May 2017, the IASB issued IFRS 17 - Insurance Contracts, a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts. The general objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.

- **Changes to CPC 15 (R1): Definition of business**

In October 2018, IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists or not in a business. They clarify the minimum requirements for a company, eliminate the assessment of whether market participants are able to replace any missing element, include guidelines to help entities assess whether a acquired process is substantive, better define business and product definitions and introduce an optional fair value concentration test. New illustrative cases were provided with the changes.

As the changes apply prospectively to transactions or other events that occur on the date or after the first application, the Company will not be affected by these changes on the transition date.

- **Amendments to CPC 26 (R1) and IAS 8: Definition of material omission**

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, these changes being reflected in review 14 of the CPC, changing CPC 26 (R1) and CPC 23 to align the definition “material omission” or “distorted material disclosure” in all standards and to clarify certain aspects of the definition. The new definition states that: “the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose quarterly information make based on these quarterly information, which provide financial information about the entity's specific report”.

These changes are not expected to have a significant impact on the Company's quarterly information.

<u>COVID Impacts - 19</u>

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China and, since early 2020, the virus has spread to Europe, the United States and several other countries, including Brazil.

The COVID-19 outbreak developed rapidly in 2020 and the measures taken to contain the virus affected economic activity, which in turn may have implications for the Company's operating results and cash flows. Although COVID-19 already existed on December 31, 2019, the severity of the virus and responses to the outbreak may have an impact on the entity's operations that took place in Brazil after March 16, 2020.

The Company's Management is not aware of any material uncertainties related to events or conditions that may cast significant doubts on the entity's ability to continue as an ongoing company. The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, the government and the health system. There is no indication of impairment of assets or risks associated with

35

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

social contribution basis and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

*(c)* *Provision for legal and administrative proceedings*

The legal and administrative proceedings are analyzed by Management along with its legal advisors (internal and external). The Company considers factors in its analyses such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These evaluations involve Management's judgment (note 23).

*(d)* *Fair value of derivatives and other financial instruments*

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market (note 35).

*(e)* *Unbilled revenues*

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on an estimate that takes into consideration historical consumption data, the number of days elapsed since the last billing date, among others (note 26).

*(f)* *Financial leases*

The Company has a significant number of lease contracts in which it acts as a lessee, and with the adoption of the accounting standard of IFRS 16 / CPC 06(R2) - Leasing, certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the periods covered by options to extend the contract term, when the exercise depends only from the Company and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, considers its incremental rate on borrowings to measure lease liabilities. Incremental rate on the Lessee's borrowing is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right-of-use asset in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate. The Company's average incremental interest rates are 10.28% for an average lease term as described in note 15.

## 4. Cash and cash equivalents

These are financial assets measured at amortized cost, using the effective interest rate method.

The Company´s Management determines the classification of financial assets upon initial recognition.

| | 03/2020 | 12/2019 |
|---|---|---|
| Cash and banks | 91,096 | 101,867 |
| Financial investments of free availability: | | |

37

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION -- continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

| | | |
|---|---|---|
| **Direct taxes, charges and contributions recoverable** | 3,495,669 | 3,734,417 |
| | | |
| Income tax and social contribution (i) | 313,888 | 428,443 |
| PIS / COFINS (ii) | 3,114,733 | 3,244,549 |
| Others | 67,048 | 61,425 |
| | | |
| Current portion | (1,108,838) | (1,366,809) |
| Non-current portion | 2,386,831 | 2,367,608 |

i) Income tax and social contribution amounts are substantially related to: (a) advances made over the period, which will be used at the end of the current year and any balance in the next year; and (b) other income tax and social contribution credits from previous years, whose current estimated term for use is later than 12 months.

(ii) The PIS/COFINS amounts to be recovered refer mainly to credits arising from lawsuits owned by TIM Celular S.A. (incorporated at the last level by TIM S.A.), as well as TIMSA itself , with a final favorable decision in Superior Courts that discussed the exclusion of ICMS from the calculation base of PIS and COFINS contributions. According to the Company's internal assessment, we expect to use these credits within the statute of limitations of up to 5 years.

In March 2017, the Brazilian Supreme Federal Court (STF) recognized the unconstitutionality of the inclusion of the amount of ICMS in the calculation basis of the PIS and COFINS contributions. TIM S.A. (former name of Intelig Telecomunicações Ltda., as a developer of TIM Celular S.A. and other entities that existed in the Group in the past, holders of lawsuits of the same nature), has been discussing this issue in court since 2006, retroacting these effects in 5 years, as permitted by law.

In June 2019, due to its final and unappeasable decision, the amount of R$ 2,875 million was recorded, of which R$ 1,720 million was principal and R$ 1,155 million was monetary restatement (amounts related to TIM Celular S.A., merged by TIM S.A. in October 2018).

In September 2019, due to its final and unappeasable decision, the amount of R$ 148 million was recorded, of which R$ 75 million was principal and R$ 73 million was monetary restatement, amounts related to TIM S.A. itself (when it still had the name of Intelig Telecomunicações Ltda.).

The amounts recorded are updated monthly at the interest rate equivalent to the reference rate of *Sistema Especial de Liquidação e de Custódia* [Special system for settlement and custody] (Selic), available on the website of the Brazilian Federal Revenue Service.

In March 2020, after using part of TIM S.A.'s credit stock, totaling R$ 206 million, the amounts of R$ 2,737 million are recorded, of which R$ 1,621 million is principal and R$ 1,116 million monetary restatement (amounts related to TIM Celular S.A.); and R$ 149 million, of which R$ 75 million of principal and R$ 74 million of monetary restatement (former Intelig Telecomunicações Ltda.).

## 10. Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated tax losses and negative social contribution bases and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Further changes in tax rates or tax legislation may change the amounts of deferred tax assets, both assets and liabilities.

41

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION -- continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

Contribution on Profit (R$ 249,749) since all the factors necessary for the merger were under the control of Management, such as: (i) feasibility study regarding the use of the tax benefit was finalized, approved by the Company's governance bodies, as determined by CVM 371/02; (ii) definition of the schedule for the effective corporate restructuring through the act of incorporation; (iii) obtaining approvals and/or consent from third parties (ANATEL and BNDES); among others.

As a result of the final and unappeasable decision in Courts Superior to TIM Celular S.A. (merged by TIM S.A.) in a process that discussed the exclusion of ICMS from the calculation basis of PIS and COFINS contributions, there was accounting recognition in June 2019, of the tax credit subject to discussion in the amount of R$ 2,875 million (R$ 2,737 million on March 31, 2020), consisting of principal and monetary restatement.

In September 2019, due to its final and unappeasable decision, the amount of R$ 148 million (R$ 149 million on March 31, 2020) was recorded, amounts related to TIM S.A. itself

For the purposes of IRPJ and CSLL taxation, the Company's management, supported also by external legal opinions, decided to defer it until the moment of the effective financial availability of the credit. Accordingly, deferred tax liabilities were recorded for the full amount, in the amount of R$ 1,039.7 million. The updated amount on March 31, 2020 is R$ 1,030,100.

Expected recovery of tax credits

Estimates of recovery of tax credits were calculated taking into account financial and business assumptions available at the end of 2019.

Based on these projections, the Company has the following expectation of credit recovery:

| | Deferred income tax and social contribution |
|---|---|
| 2020 | 229,151 |
| 2021 | 275,425 |
| 2022 | 310,948 |
| Tax losses and negative basis | 815,524 |
| Temporary deficiencies | (992,393) |
| **Total** | (176,869) |

The Company, based on a history of profitability and based on projections of future taxable income, constitutes deferred income tax and social contribution credits on all of its tax losses, negative social contribution base and temporary differences.

The Company used credits from tax losses and a negative social contribution base in the amount of R$ 14,814 during the period ended March 31, 2020 (R$ R$ 95,389 on December 31, 2019).

## 11. Prepaid expenses

| | 03/2020 | 12/2019 |
|---|---|---|
| | | |
| | 471,328 | 241,767 |
| Fistel (1) | 170,448 | - |
| Advertisements not served (2) | 71,259 | 854 |

43

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION -- continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

TFF contribution (*Taxa de Fiscalização de Funcionamento* [Operating inspection fee]) due to Fistel annually in the month of March.

As of March 31, 2020, this credit is R$ 47,293 (R$ 33,090 as of December 31, 2019).

## 17. Suppliers

Accounts payable to suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the corresponding invoice amount.

| | 03/2020 | 12/2019 |
|---|---|---|
| | 2,625,120 | 3,916,048 |
| Brazilian currency | 2,423,288 | 3,762,674 |
| Material and service providers (a) | 2,305,026 | 3,660,528 |
| Interconnection (b) | 85,314 | 67,396 |
| Roaming (c) | 1.164 | 441 |
| Co-billing (d) | 31,784 | 34.309 |
| Foreign currency | 201,832 | 153,374 |
| Material and service providers (a) | 148,403 | 115,694 |
| Roaming (c) | 53,429 | 37.680 |
| Current Portion | 2,625,120 | 3,916,048 |

(a) Represents the amount to be paid to suppliers for the acquisition of materials and the provision of services applied to tangible and intangible assets or for consumption in operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(b) Refers to the use of the network of other fixed and mobile telephony operators, in cases where calls are initiated on the TIM network and ended on the network of other operators.

(c) Refers to calls made when the customer is outside their registration area, being considered a visitor on the other network.

(d) Refers to calls made by the customer when choosing another long distance operator.

## 18. Authorizations payable

As of March 31, 2020, the Company has the following commitments to ANATEL:

| | 03/2020 | 12/2019 |
|---|---|---|
| Renewal of authorizations (i) | 199,363 | 199,363 |
| Updated ANATEL debt (ii) | 128,987 | 126,974 |
| | 328,350 | 326,337 |
| Current portion | (89,285) | (88,614) |
| Non-current portion | 239,065 | 237,723 |

56

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION -- continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial and non-financial rates calculated every six months. In February 2020, the Company made the total prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the credit lines available for withdrawal. The controlled company TIM Participações has been complying with the defined financial ratios. The financial ratios are: (1) Shareholders' equity on total assets; (2) EBITDA on net financial expenses; (3) Total financial debt to EBITDA and (4) Short-term net financial debt to EBITDA.

In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 three-year period with a use term until August 2020. As of March 2019, with the contracting of Finame Direto, the Company replaced sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company in the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2021, without any disbursement obligations.

In January 2020, a new credit line in the principal amount of R$ 752 million was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by guarantees and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize the company's capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments: i) R$ 325 million in IPCA + 1.44% pa or IPCA + 1.22% considering 15% compliance bonus; and ii) R$ 427 million in the IPCA + 1.76% p.a. or IPCA + 1.48% considering 15% compliance bonus. Disbursement in installments scheduled for 2020, 2021 and 2022.

The table below shows the position of financing and available credit lines:

Type	Currency	Opening date	Term	Total amount	Remaining Amount	Amount used up to March 31, 2020
BNDES (i)	TJLP [long-term interest rate]	May/18	Aug/20	1,090,000	1,090,000	-
BNDES (ii)	TJLP [long-term interest rate]	May/18	Aug/20	20,000	20,000	-
FINAME (iii)	IPCA	Mar/19	March/21	390,000	390,000	-
BNB (iv)	IPCA	Jan/20	June/23	752,479	752,479	-
Total R$:				2,252,479	2,252,479	-

Purpose:

(i) Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment;
(ii) Investments in social projects, within the community;
(iii) Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of Brazilian manufacture.
(iv) Support to TIM's investment plan for the years 2020 to 2022 in the region where Banco do Nordeste do Brasil operates.

As a result of the more efficient borrowing and financing management strategy, in February 2020, the Company prepaid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new borrowings with Bank of America Merril Lynch and The Bank of Nova Scotia, with an average cost of 108.3% of the CDI.

The controlled company TIM Celular has swap operations, in order to be protected from the real devaluation

59

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION - continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

## 25. Long-Term Incentive Plan

The Company's managers benefit from the Long-Term Incentive Program of the controlling shareholder, TIM Participações S.A., which proposes to compensate shareholders with shares issued by the Company, subject to certain conditions of time and/or performance.

**2011 – 2013 Plan, 2014-2016 Plan and 2018-2020 Plan**

On August 5, 2011, April 10, 2014 and April 19, 2018, the long-term incentive plans were approved by the General Shareholders' Meeting of TIM Participações S.A.; "Plan 2011-2013", "Plan 2014-2016" and "Plan 2018-2020" respectively, granted to senior managers and those who occupy key positions at TIM Participações and at the Company.

Plans 2011-2013 and 2014-2016 deal with the granting of stock options, while Plan 2018-2020 provides for the granting of shares.

The exercise of the options of the 2011-2013 Plan is conditioned to the achievement of specific performance targets, while the exercise of the options of the Plan 2014-2016 does not have this condition. The Exercise Price is calculated by applying an adjustment, upwards or downwards, to the Base Price of the Share, as a result of the stock performance, considering the criteria provided for in each Plan.

The 2018-2020 Plan proposes to grant shareholders shares issued by the Company, subject to certain conditions of time and/or performance (achievement of specific targets). The number of shares may vary, upwards or downwards, as a result of the performance and eventually the granting of dividends, considering the criteria provided for in each Grant.

The options for the 2011-2013 and 2014-2016 plans are effective for 6 years and TIM Participações has no legal or non-formal obligation to repurchase or settle the options in cash. For the 2018-2020 Plan, the term has the same periodicity of 3 years related to its vesting period. In addition, the 2018-2020 Plan, as well as considering the transfer of Shares, also provides for the possibility of making payment to shareholders of the equivalent amount in cash.

The total amount of the expense is recognized during the period in which the right is acquired; period during which the specific rights acquisition conditions must be met. On the date of each balance sheet, the Group reviews its estimates of the number of options/shares that will have their acquired rights, considering the acquisition conditions not related to the market and the conditions for length of service.

It is worth considering that in 2017 no new grants were made, only the vesting of past grants were made.

The variations in the number of shares/options are shown below:

| Date of the grant | Granted shares/options | Expiration date | Base Price (R$) | Balance at beginning of period | Commitments entered into during the period | Exercised during the period | Expired during the period | Due during the period | Balance at the end of the period |
|---|---|---|---|---|---|---|---|---|---|
| 2018-2020 Plan - 1st Grant | 930,662 | July/22 | 11.28 | 897,244 | - | - | - | - | 897,244 |
| 2018-2020 Plan - 1st Grant | 849,932 | April/21 | 14.41 | 253,337 | - | - | - | - | 253,337 |
| 2014-2016 Plan - 3rd Grant | 3,922,204 | Nov/22 | 8.10 | 419,340 | - | -124,277 | - | - | 295,063 |
| 2014-2016 Plan - 2rd Grant | 3,355,229 | Oct/21 | 8.45 | 132,848 | - | -111,077 | - | - | 21,771 |
| 2014-2016 Plan - 1st Grant | 1,687,686 | Sept/20 | 13.42 | 378,286 | - | -69,708 | - | - | 308,578 |
| 2011-2013 Plan - 3rd Grant | 3,072,418 | July/19 | 8.13 | - | - | - | - | - | - |
| 2011-2013 Plan - 2nd Grant | 2,661,752 | Sept/18 | 8.96 | - | - | - | - | - | - |

73

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION - continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 2011-2013 Plan - 1st Grant | 2,833,595 | Aug/17 | 8.84 | - | - | - | - | - | - |
| Total | **19,313,478** | | | **2,081,055** | - | **-305,062** | - | - | **1,775,993** |
| Weighted average price of the period | | | **11.53** | | | | | | |

The significant data included in the model were:

| Date of the grant | Base Price - weighted average of the share in the Grant measurement period | Volatility | Expected life of the option | Risk-free annual interest rate |
|---|---|---|---|---|
| 2011 Grant | R$ 8.84 | 51.73% p.a. | 6 years | 11.94% p.a. |
| 2012 Grant | R$ 8.96 | 50.46% p.a. | 6 years | 8.89% p.a. |
| 2013 Grant | R$ 8.13 | 48.45% p.a. | 6 years | 10.66% p.a. |
| 2014 Grant | R$ 13.42 | 44.60% p.a. | 6 years | 10.66% p.a. |
| 2015 Grant | R$ 8.45 | 35.50% p.a. | 6 years | 16.10% p.a. |
| 2016 Grant | R$ 8.10 | 36.70% p.a. | 6 years | 11.73% p.a. |
| 2018 Grant | R$ 14.41 | NA | 3 years | NA |
| 2019 Grant | R$ 11.28 | NA | 3 years | NA |

The Base Share Price was calculated using weighted averages of TIM Participações' share price, considering the following periods:

- **2011-2013 Plan - 1st Grant** - volume traded and trading price of TIM Participações' shares in the period of the 30 days prior to the date of 07/20/2011 (date on which TIM Participações' Board of Directors approved the benefit).

- **2011-2013 Plan - 2nd Grant** - volume traded and trading price of TIM Participações' shares from 07/01/2012 to 08/31/2012.

- **2011-2013 Plan - 3rd Grant** - volume traded and trading price of TIM Participações' shares in the period of 30 days prior to the date of 07/20/2013.

- **2014-2016 Plan - 1st Grant** - volume traded and trading price of TIM Participações´ shares in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

- **2014-2016 Plan - 2nd Grant** - volume traded and trading price of TIM Participações´ shares in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

- **2014-2016 Plan - 3rd Grant** - volume traded and trading price of TIM Participações´ shares in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

- **2018-2020 Plan - 1st grant** - volume traded and trading price of TIM Participações´ shares from March 1, 2018 to March 31, 2018.

- **2018-2020 Plan - 2nd grant** - volume traded and trading price of TIM Participações shares from June 1, 2019 to June 30, 2019.

The Company recognizes the impact of the revision of the initial estimates, if any, in the income statement, with a corresponding entry in shareholders' equity. As of March 31, 2020, expenses linked to said long-term benefit plans totaled R$ 1,796 (R$ 2,601 as of March 31, 2019).

74

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION - continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

## 26. Net revenue

Revenue from services rendered

The main service revenues come from monthly subscriptions, provision of separate voice services, SMSs, data, bundles of combined use of these services, roaming charges and interconnection revenues. Revenues are recognized according to their use, net of sales taxes and discounts granted on services. These revenues are only accounted for when the amount of the service provided can be estimated reliably.

Revenues are recognized monthly through billing, and revenues to be billed between the billing date and the end of the month (unbilled) *are* identified, processed and recognized in the month in which the service was provided. These unbilled revenues are recorded based on an estimate that takes into consideration consumption data, the number of days elapsed since the last billing date.

Revenues from interconnection and *roaming* traffic are recorded separately, without offsetting the amounts due to other telecommunications operators (the latter are recorded as operating costs).

Minutes not used by customers and/or recharge credits held by business partners, related to prepaid system services are recorded as deferred revenue and appropriated to the result when these services are actually used by customers.

Revenue from product sales

Revenues from product sales (phones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenue from the sale of handsets to business partners is recorded at the time of physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, as the Company does not have any control over the product sold.

Contract identification

The Company reviews all commercial contracts in force, in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement.

Performance obligation identification

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and
(ii) provision of mobile, fixed and internet services.

Therefore, the Company started to recognize revenues when, or as the performance obligation is satisfied when transferring the promised good or service to the customer; the asset being considered transferred when or as the customer obtains control of that asset.

Determination and allocation of the transaction price to the performance obligation

The Company understands that its service packages include the sale of discounted handsets. In accordance with IFRS 15 (CPC 47), the Company is required to allocate the discount and recognize the revenues related to each performance obligation based on its independent selling prices.

75

TIM S.A.

NOTES TO THE QUARTERLY INFORMATION - continued
As of March 31, 2020
(In thousands of reais, unless otherwise stated)

36. Defined benefit pension plans and other post-employment benefits

	03/2020	12/2019
PAMEC/asset policy and Medical plan	5,782	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the management of *Fundação Sistel de Seguridade Social* [Sistel social security foundation] and ICATU Fundo MULTIPATROCINADO [Icatu´s multi-sponsored fund]. In addition to the plans from TELEBRÁS´ System, there is also the plan managed by FUNDAÇÃO CESP resulting from the merger of AES Atimus.

These pension plans, as well as medical plans, are briefly explained below:

PBS Assistidos (PBS-A Tele Celular Sul and PBS-A Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit feature and includes inactive employees who were part of the plans sponsored by the companies of the former TELEBRÁS System;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, such multi-sponsored benefit plan being managed by ICATU Fundo MULTIPATROCINADO;

Management Agreement: retirement payment management agreement for retirees and pensioners, for retirees of the Company's predecessors under the management of Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: health care plan to the supplemented, for retirees of the Company's predecessors;

AES Telecom: Part of the supplementary pension and pension plan, managed by Fundação CESP, which is the responsibility of the Company, in view of the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later merged into TIM Celular which was incorporated by the Company.

Fiber Medical Plan: Provision for maintaining a health plan as a post-employment benefit to former employees of AES Atimus (as established by law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was later incorporated by the Company.

37. Insurance

The Company has a policy for monitoring the risks inherent in its operations. As a result, on March 31, 2020, the Company had insurance contracts in place to cover operational risks, civil liability, cyber risks, health, among others. The Company's management believes that the policies represent sufficient amounts to cover possible losses. The main assets, liabilities or interests covered by insurance and the respective amounts are shown below:

92

DECLARATION FROM THE DIRECTORS

Pietro Labriola (Chief Executive Officer), **Adrian Calaza** (Chief Financial Officer and Investor Relations Officer), **Bruno Mutzenbecher Gentil** (Business Support Officer), **Mario Girasole** (Regulatory and Institutional Affairs Officer), **Leonardo de Carvalho Capdeville** (Chief Technology Information Officer), **Jaques Horn** (Legal Director) and **Alberto Mario Griselli** (Chief Revenue Officer), as TIM S.A.'s Statutory Directors, state, pursuant to item VI of paragraph 1 of article 25 of CVM Instruction no. 480 of December 7, 2009, that they: reviewed, discussed and agreed with the opinions expressed in the Independent Audit Report of the Company in relation to it´s quarterly information for the period ended March 31, 2020.

Rio de Janeiro, May 05, 2020.

PIETRO LABRIOLA
Chief Executive Officer

ADRIAN CALAZA
Relationship with Investors and Financial Officer

MARIO GIRASOLE
Regulatory and Institutional Affairs Officer

LEONARDO DE CARVALHO CAPDEVILLE
Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL
Business Support Officer

ALBERTO MARIO GRISELLI
Chief Revenue Officer

JAQUES HORN
Legal Officer

95

10. Protocol and Justification of the Merger

PROTOCOL AND JUSTIFICATION OF MERGER OF

TIM PARTICIPAÇÕES S.A. INTO TIM S.A.

This Protocol and Justification of Merger (“Protocol”) is entered into by and between the administrators of the parties below, pursuant to the applicable provisions of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”), and in the best form of law:

I.       TIM S.A., a publicly-traded company, enrolled in the Brazilian Taxpayers’ Registry of Legal Entities (“CNPJ/ME”) under No. 02.421.421/0001-11, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Block 001, room 1212, Barra da Tijuca, CEP 22775-057, in the City of Rio de Janeiro, State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro (“JUCERJA”), under NIRE No. 33.300.324.6, herein represented pursuant to its Bylaws, by Mr. Adrian Calaza, Argentinean citizen, married, administrator, bearer of the Identity Card for Foreigners (“RNE”) No. V406011-M, in force until October 9, 2021, duly enrolled with the Brazilian Individual Taxpayers’ Register (“CPF/ME”) under No. 059.618.647-90, domiciled at Avenida João Cabral de Mello Neto, No. 850, Torre Sul, 13º floor, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro (hereinafter simply referred to as “TSA” or “Surviving Company”); and

II.       TIM PARTICIPAÇÕES S.A., a publicly-traded company, enrolled in the CNPJ/ME under No. 02.558.115/0001-21, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Torre Norte, 12th floor, room 1212, Barra da Tijuca, CEP 22775-057, in the City of Rio de Janeiro, State of Rio de Janeiro, with its organizational documents registered with the JUCERJA, under NIRE No. 33.300.276.963, herein represented pursuant to its Bylaws, by Mr. Jaques Horn, Brazilian citizen, lawyer, enrolled in the Brazilian Bar Association under No. 70.654 and CPF/ME under No. 846.062.237-15, domiciled at Avenida João Cabral de Mello Neto, No. 850, Torre Sul, 13th floor, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro (hereinafter simply referred as “TIM Participações” or “Merged Company” and, jointly with the Surviving Company, the “Companies” or “Parties”),

WHEREAS:

(i)	TIM Participações is a publicly company listed on the Novo Mercado Special Corporate Governance Segment, and is a holding company of a telecommunications group that offers mobile voice and data services, broadband internet access, value added services and related telecommunications products and services in Brazil (“Grupo TIM”);

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(ii)	TSA is a public wholly-owned subsidiary of TIM Participações, and the operational company of Grupo TIM;

(iii)	as further described in this Protocol, the administrators of TIM Participações and TSA consider that the merger of TIM Participações into TSA (the “Merger”) has the potential to reduce operational costs and other expenses, simplify corporate, administrative and accounting procedures and generate tax efficiency, adding value to the Companies and their stakeholders;

(iv)	the Merger is one of the steps of an ongoing process of corporate restructuring that has been implemented by Grupo TIM since the privatization of the telecommunications sector in Brazil, and is aligned with the expectations for the industry development; and

(v)	If approved by the shareholders of the Companies in the Extraordinary General Shareholders’ Meetings held for such purpose, the Merger shall have its effectiveness subject to the fulfillment of the Condition Suspensive pursuant to this Protocol.

NOW, THEREFORE, THE PARTIES HAVE AGREED TO, pursuant to articles 223 to 227 and 264 of the Brazilian Corporation Law and, in compliance with the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 565 and No. 481 (respectively, “ICVM 565” and “ICVM 481”), and other applicable provisions, enter into the terms and conditions that shall govern the merger of the Merged Company into the Surviving one.

I.	SPECIFICATIONS AND SHARE CAPITAL OF THE INVOLVED COMPANIES

1.1.          Surviving Company’s Information. The Surviving Company is a public company, with a fully subscribed and paid-in share capital of BRL 13,476,171,764.87 (thirteen billion, four hundred and seventy-six million, one hundred and seventy-one thousand, seven hundred and sixty-four Brazilian Reais and eighty-seven cents), divided into 422,967,896 (four hundred and twenty-two million, nine hundred and sixty-seven thousand, eight hundred and ninety-six) common shares, all nominative, book-entry and with no par value, distributed as following:

Shareholder	Share	%
TIM Participações S.A.	422,967,896	100
Total	422,967,896	100%

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29 de julho de 2020

1.2.          Merged Company’s Information. The Merged Company is a publicly-traded company, with its shares listed on the Novo Mercado Special Corporate Governance Segment (“Novo Mercado”) of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under the stock code TIMP3, and with its American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”) under the stock code TSU, with a fully subscribed and paid-in share capital of BRL 11,557,426,974.26 (eleven billion, five hundred and fifty seven million, four hundred and twenty six thousand, nine hundred and seventy four Brazilian reais and twenty six Brazilian cents)[1][2], distributed in 2,421,032,479 (two billion, four hundred and twenty one million, thirty two thousand, four hundred and seventy nine) common shares, all nominative, book-entry and with no par value, distributed as following:

Shareholder	Share	%
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66,58
Minority shareholders	808,437,129	33,39
Treasury shares	585.460	0,02
Total	2,421,032,479	100%

II.	JUSTIFICATION AND RATIONALE OF THE MERGER

2.1.          Merger’s Rationale. The purpose of this Protocol is the Merger of TIM Participações into TSA, subject to the terms and conditions described herein (including the fulfillment of the Condition Suspensive), which shall result in the extinction of the Merged Company with the consequent transfer of all of its assets and liabilities to the Surviving Company, as the universal successor of all assets, rights and obligations of TIM Participações, without any continuity solution.

2.2.          Merger’s Justification. In addition to the above, the managements of the Companies consider that the approval of the Merger shall result in the following benefits, among others, to the Companies and its shareholders:

__________________

1 The share capital of TIM Participações duly subscribed and paid-in capital, net of funding costs, is R$ 11,510,310,661.26 (eleven billion, five hundred and ten million, three hundred and ten thousand, six hundred and sixty-one reais and twenty-six cents).

2 The share capital of TIM Participações on March 31, 2020, fully subscribed and paid in, was BRL 9,886,886,593.46 (nine billion, eight hundred and eighty-six million, eight hundred and eighty-six thousand, five hundred and ninety three Brazilian Reais and forty-six cents)

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29 de julho de 2020

(a)	greater integration of administrative and financial unities, allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation;

(b)	simplification of the corporate structure of the TIM Group, with the preservation of a sole public company, which reduces administrative costs and the complexity of internal procedures; and

(c)	better tax efficiency related to the applicable PIS/COFINS due in the event of distribution of profits to the shareholders under the form of interest on shareholders’ equity (juros sobre capital próprio), as well as reduction of costs related to the Income Tax (Imposto de Renda de Pessoas Jurídicas) and the Social Contribution on Net Profit (Contribuição Social sobre Lucro Líquido), currently incurred by TIM Participações, which shall thereinafter be incurred by TSA and consolidated therein;

III.	BASE DATE, VALUATION AND PRO FORMA FINANCIAL INFORMATION

3.1.          Base Date. The appraisal and valuation of the assets of the Companies for the purposes of the Merger were conducted based on their respective Quarterly Information Form (“ITRs”), with a base date of March 31st, 2020 (“Base Date”).

3.2.          Valuation of TIM Participações’ Assets at Book Value. Both Parties agree that the net assets of TIM Participações shall be merged into TSA based on their book value. In compliance with articles 8 and 226 of the Corporation Law, the appraisal of TIM Participações’ net equity at book value on the Base Date was conducted by Apsis Consultoria e Avaliações Ltda., a specialized company, enrolled with the CNPJ/ME under No. 08.681.365.0001/30 and with the Regional Accounting Council (“CRC”) under No. 005112/O-9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio, No. 62 – 6th floor, Centro, CEP 20021-280 (“APSIS Avaliações”).

3.2.1.	Based on the valuation report prepared by APSIS Avaliações, which is attached hereto as Exhibit I (“Book Value Valuation Report”), the net assets’ book value of the Merged Company on the Base Date was of BRL 22,587,455,189.65 (twenty-two billion, five hundred and eighty-seven million, four hundred and fifty-five thousand, one hundred and eighty-nine Brazilian Reais and sixty-five cents), of which: (i) BRL 22,233,749,480.96 (twenty-two billion, two hundred and thirty-three million, seven hundred and forty nine thousand, four hundred and eighty Brazilian Reais and ninety-six cents) relates to TIM Participações’ investment in TSA; and (ii) BRL 353,705,408.69 (three hundred and fifty-three million, seven hundred and five thousand, four hundred and eight Brazilian Reais and sixty-nine cents) relates to other assets and liabilities of TIM Participações.

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3.2.2.	The indication and engagement of APSIS Avaliações and the Book Value Valuation Report shall be submitted for ratification and approval, respectively, by the Companies’ shareholders.

3.3.          Valuation of the Net Assets of the Companies at Market Value. In compliance with article 264 of the Corporation Law and article 8 of ICVM 565, the managements of the Companies hired APSIS Consultoria Empresarial Ltda., a specialized company, enrolled with the CNPJ/ME under No. 27.281.922/0001-70, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio No. 62, 6th floor, Centro, CEP 20.021-280 (“APSIS Consultoria” and, jointly with APSIS Avaliações, “APSIS”) to appraise the net equity of the Companies, at market value, according to the same criteria and Base Date.

3.3.1.	According to the appraisal report of APSIS Consultoria, attached hereto as Exhibit II (“Valuation Reports at Market Value”), the market value of the net assets of TIM Participações and TSA, on the Base Date were, respectively, of BRL 33,761,000,000.00 (thirty-three billion, seven hundred and sixty-one million Brazilian Reais) and BRL 33,715,000,000.00 (thirty-three billion, seven hundred and fifteen million Brazilian Reais).

3.3.2.	The indication and engagement of APSIS Consultoria and the Valuation Reports at Market Value shall be submitted for ratification and approval, respectively, by the Companies’ shareholders.

3.4.          Pro Forma Financial Information. In compliance with article 7 of ICVM 565, the managements of the Companies prepared the pro forma financial information of the Surviving Company, on the Base Date, reflecting the effects of the Merger as if it had already been completed, which were submitted to reasonable assurance by Ernst & Young Auditores Independentes S/S, a company enrolled with the CNPJ/ME under No. 61.366.936/0002-06 and with the CRC under No. 2SP015199/O-6, with headquarters in the City and State of Rio de Janeiro, at Praia de Botafogo, 370, CEP 22250-040 ("EY"). The Pro Forma Financial Information is attached hereto as Exhibit III.

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3.5.          APSIS and EY Statements. APSIS and EY have declared that (i) there is no current or potential conflict or conversion of interests with the Companies' shareholders, or with respect to the Merger, as the case may be; and (ii) the Companies' shareholders or administrators have not addressed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions. APSIS and EY were appointed for the work described herein considering their notorious knowledge in the development of reports and appraisals of this nature.

IV.             IMPACTS OF THE MERGER, SHARE CAPITAL INCREASE, EQUITY VARIATIONS AND SUBSTITUTION RATIO

4.1.          Impacts on the Merged Company due to the Merger. Upon approval of the Merger, and subject to the fulfillment of the Condition Suspensive, the Merged Company shall be extinguished and the 2,421,032,479 (two billion, four hundred and twenty-one million, thirty-two thousand, four hundred and seventy nine) common shares representative of its share capital shall be cancelled.

4.2.          Impacts on the Surviving Company due to the Merger and Share Capital Increase. Subject to the fulfillment of the Condition Suspensive, the Merger, if approved, will result in: (i) the cancellation of all shares issued by TSA, which are held by TIM Participações; and (ii) the increase of TSA's net assets by BRL 353,705,408.69 (three hundred and fifty three million, seven hundred and five thousand, four hundred and eight Brazilian reais and sixty nine cents), resulting in: (ii)(a) an increase in share capital of TSA in the amount of BRL 1,718,742.68 (one million, seven hundred and eighteen thousand, seven hundred and forty-two Brazilian Reais and sixty-eight cents); and (ii)(b) BRL 351,986,666.01 (three hundred and fifty-one million, nine hundred and eighty-six thousand, six hundred and sixty-six Brazilian Reais and one cent) being allocated to the capital reserve of TSA.

4.3.          Issuance of New Shares and Exchange Ratio. Subject to the approval of the Merger and the fulfillment of the Condition Suspensive, TIM Participações’ shareholders shall receive one (1) common share issued by TSA for each one (1) common share issued by TIM Participações held by them on the date of the consummation of the Merger ("Substitution Ratio"), which, considering the conservation of the same number of ex-treasury shares issued by TIM Participações, shall result in the issuance of 2,420,447,019 (two billion, four hundred and twenty

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million, four hundred and forty thousand, and nineteen) common shares by TSA, all nominative, book-entry and with no par value.

4.3.1.             The Exchange Ratio was determined based on the principle that, as TIM Participações is the sole shareholder of TSA, once the Merger is completed, the existing shareholders of TIM Participações will hold the same number of shares and equity interest in TSA as they hold today in TIM Participações, without having their rights materially affected by the Merger.

4.3.2.             The new shares to be issued by the Surviving Company shall grant the same rights to their holders, as those granted by the shares of the Merged Company.

4.4.          Proposed Amendment to the Bylaws. As a result of the Merger, and subject to the provisions of Item 4.5 below, the article 5 of the TSA’s Bylaws shall be amended to reflect its new share capital and number of shares, and shall thenceforth have the following wording, without any other change to its Bylaws:

“ARTICLE 5 – The share capital, totally subscribed and paid-in, is of BRL 13,477,890,507.55 (thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents), divided into 2,420,447,019 (two billion, four hundred and twenty million, four hundred and forty-seven thousand and nineteen) common shares, all registered, book-entry and with no par value.”

4.5.          Change in the Number of Shares to be Issued. In the event of a change in the number of ex treasury shares issued by TIM Participações, the TSA’s Board of Directors shall, on the effective date of the Merger, register the new number of shares into which the share capital of TSA is divided, with the corresponding amendment to Article 5 of the TSA's Bylaws, if required, being postponed to the first TSA’s General Shareholders’ Meeting to be held after the registration of the new number of ex treasury shares.

4.6.          Assets Variations. The variations in the assets of the Merged Company occurred after the Base Date shall be transferred, absorbed, and incorporated into the operational result of the Merged Company.

4.7.          U.S. federal tax treatment. The Parties agree that (i) it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the

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Internal Revenue Code of 1986, as amended, (the “Code”) for U.S. federal income tax purposes and (ii) this Protocol is intended to be and constitutes a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations promulgated thereunder.

V.	LISTING ON THE NOVO MERCADO AND CORPORATE GOVERNANCE OF THE SURVIVING COMPANY

5.1.           Listing on the Novo Mercado. The Merger shall require TSA to be listed on the special corporate governance segment of B3 called Novo Mercado, pursuant to article 46 of the Novo Mercado regulations. To this end, TIM Participações, as the sole shareholder of TSA, approved on the date hereof the listing of TSA on the Novo Mercado, at a TSA’s Extraordinary Shareholders’ General Meeting, with such listing’s effectiveness being conditioned to the effectiveness of the Merger.

5.2.           No Further Amendments to the Bylaws. The Merger will not result in any other amendment to the Bylaws of the Surviving Company, except as those provided for in Item 4.4 above. TIM Participações, as the sole shareholder of TSA, approved, on the date hereof, at an Extraordinary Shareholders General Meeting, the amendment and consolidation of the TSA’s Bylaws, substantially reflecting the same provisions of the Bylaws of TIM Participações, provided, however, that the effectiveness of certain provisions of the TSA’s Bylaws are conditioned on the fulfillment of the Condition Suspensive.

5.3.           Corporate Governance. Once the Merger is completed, TSA shall have the same corporate and administrative structure as the Merged Company, reflecting the entire corporate governance of TIM Participações, with the same management, corporate bodies, internal regulations, policies, areas of operation, in compliance with all the requirements and adjustments that may be required by the Novo Mercado segment of the B3.

VI.	DISSENTING SHAREHOLDERS’ RIGHT OF WITHDRAWAL

6.1.          Merged Company’s Dissenters’ Right of Withdrawal. Pursuant to article 137 of the Brazilian Corporation Law, withdrawal rights may be exercised by the Merged Company’s shareholders that (i) oppose or abstain from the Merger resolution, or do not attend the Extraordinary General Shareholder’s Meeting, and (ii) explicitly state their intention to exercise withdrawal rights within the due period, considering that

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the shares issued by the Merged Company do not qualify for the exception provided for in item II of the above mentioned legal provision. The compensation related to the right of withdrawal shall only be owed to those shareholders who are provenly shareholders of the Merged Company on the date of disclosure of the material fact informing about the Merger (i.e. July 29, 2020), considering the trading on the stock exchange on such date, included. Withdrawal rights may not be exercised in regard to the shares that were acquired after such date, under the terms of paragraph 1 of article 137 of the Brazilian Corporation Law.

6.1.1.	In order to exercise their withdrawal rights, shareholders must necessarily exercise such right in respect of all common shares, subject to the provisions of Item 6.1 above.

6.1.2.	The shareholder must explicitly state his intention to exercise his withdrawal rights within thirty (30) days from the publication of the minutes of the Extraordinary Shareholders' General Meeting of the Merged Company approving the Merger ("Withdrawal Period").

6.2.          Reimbursement Value. Pursuant to article 45 of the Brazilian Corporation Law and article 10, sole paragraph, of the Bylaws of TIM Participações, shareholders who exercise their right to withdraw shall be entitled to receive as reimbursement for their shares in the amount of BRL 9.33 (nine Brazilian reais and thirty-three cents) per share, equivalent to the book value of the net assets of TIM Participações’ shares, in accordance with the financial statements that were used as the basis for the preparation of the Book Value Valuation Report.

6.2.1.	In compliance with the provisions of Article 264, paragraph 3 of the Brazilian Corporation Law, the exchange ratio calculated based on the comparison of the net assets at market value of the Companies is of 0.175 (zero point one, seven, five) shares issued by TSA for each one (1) share issued by TIM Participações.

6.2.2.	Considering that the Surviving Company is a wholly-owned subsidiary of the Merged Company, any Exchange Ratio that was adopted in the Merger would result in the same economic and political impact for the shareholders of TIM Participações, in such a way that is not possible to consider an exchange ratio more or less advantageous to TIM Participações’ shareholders. Nonetheless, the Exchange Ratio proposed to the shareholders of TIM Participações, pursuant to Item 4.3 above, grants the shareholders of TIM Participações a greater number of TSA’s shares than the number that would have been granted based on the comparison of the net assets of TIM Participações and TSA at market value. Therefore, pursuant to paragraph 3 of article 264 of the Brazilian Corporation Law, shareholders who dissent from the resolution of the Extraordinary General Meeting of TIM Participações that approves the proposed Merger will not have the option to exercise their withdrawal rights based on their shares’ net assets at market value, and will only be entitled to a compensation at the book value of their shares, as indicated above.

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29 de julho de 2020

6.3.          Payout of Reimbursement. The payment of the amount of the reimbursement for the shares is subject to the conclusion of the Merger, after the Condition Suspensive have been fulfilled, pursuant to article 230 of the Corporation Law.

6.4.          Absence of Rights of Withdrawal for the Surviving Company’s Shareholders. The Merger will not grant rights of withdrawal to the Surviving Company's shareholders.

VII.	CORPORATE APPROVALS AND CONDITION SUSPENSIVE TO THE MERGER ACCOMPLISHMENT

7.1.          Corporate Approvals. The proposal for the Merger shall be submitted to the shareholders of TIM Participações and TSA, which must resolve on, among others: (a) the approval of this Protocol; (b) the ratification of the appointment and engagement of Apsis Avaliações and Apsis Consultoria, specialized companies responsible for the preparation of the valuation reports of TIM Participações’ net assets at book value and the valuation reports of TIM Participações’ and TSA's net assets at market value, for the purposes of the Merger; (c) the approval of these valuation reports; (d) the Merger, pursuant to the Protocol; and (e) the authorization for the administrators and attorneys-in-fact to carry out all the measures necessary for the consummation of the Merger.

7.2.          Condition Suspensive. The conclusion of the Merger shall, pursuant to the terms of article 125 of the Brazilian Civil Code, be conditioned on the fulfillment of the approval of the listing of TSA’s shares on the Novo Mercado ("Condition Suspensive").

CONT. PROTOCOLO E JUSTIFICAÇÃO DA INCORPORAÇÃO DA TIM PARTICIPAÇÕES S.A. PELA TIM S.A.

29 de julho de 2020

7.3.          Conclusion of the Operation. Once the Condition Suspensive is fulfilled, a material fact will be disclosed informing the market and the Companies' shareholders about the conclusion of the Merger.

7.4.          Share Trading. Shares issued by TIM Participações shall remain traded on the Novo Mercado until B3 grants the listing registration of TSA’s shares onto the Novo Mercado, and the Merger is concluded. After the conclusion of such milestones, on a date to be timely informed by the Companies, the shares issued by TIM Participações will be effectively replaced by common shares issued by TSA, and the shares issued by TSA will start to be traded under a new code, to be accredited with B3 and timely disclosed to the shareholders and the market in general.

VIII.         OTHER CONDITIONS OF THE MERGER

8.1.          The Surviving Company shall remain named TIM S.A.

8.2.          The conclusion of the Merger is subject to: (i) the corporate approval of the Merger by both Companies’ General Shareholders’ Meeting, and (ii) the fulfillment of the Condition Suspensive.

8.3.          After the approval of the Merger, the managers of both Companies shall publish and register all corporate acts related to the Merger, and perform any and all acts necessary to its conclusion, including, in respect to the administrators of the Merged Company, the subscription of the Surviving Company’s capital stock increase.

8.4.          Any legal acts that, as a result of the commitments previously entered into for administrative and/or operational reasons, are still performed on behalf of the Merged Company during the period between the effectiveness of the Merger and the filing of the respective corporate acts with JUCERJA, shall be considered valid for all legal purposes, and all rights and obligations arising therefrom shall be assumed by the Surviving Company, as the successor of the Merged Company, pursuant to Article 227 of the Brazilian Corporation Law.

8.5.          This Protocol must be submitted to the Surviving Company’s and the Merged Company’s Shareholder’s General Meeting to be held on August 31, 2020.

8.6.          Once the Merger is approved and the Condition Suspensive is fulfilled, the Merged Company shall be considered extinguished and the management of the Surviving Company shall: (i) carry out the write-off, registration, annotation,

CONT. PROTOCOLO E JUSTIFICAÇÃO DA INCORPORAÇÃO DA TIM PARTICIPAÇÕES S.A. PELA TIM S.A.

29 de julho de 2020

publication and any other act necessary for the good and faithful completion of the Merger contemplated herein, including, but not limited to, the acts necessary before the competent public agencies for the implementation of the Merger; and (ii) keep the tax books of the Merged Company.

8.7.          The managements of both Companies, after discussions, consider that the Merger as presented in this Protocol serves the best interests of the Merged Company, of the Surviving Company, as well as the shareholders of both Companies, and therefore recommends its implementation.

In witness whereof, the Parties have executed this Protocol of Merger and Justification in 03 (tree) counterparts of equal content and form, to one sole effect, in the presence of two undersigned witnesses.

Rio de Janeiro, July 29, 2020.

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CONT. PROTOCOLO E JUSTIFICAÇÃO DA INCORPORAÇÃO DA TIM PARTICIPAÇÕES S.A. PELA TIM S.A.

29 de julho de 2020

TIM S.A.

__________________________________ Adrian Calaza

TIM PARTICIPAÇÕES S.A.

__________________________________ Jaques Horn

Witnesses

1. _____________________________	2.___________________________
Name:	Name:
RG:	RG:
CPF:	CPF:

Appendix I - Accounting Valuation Report

# APPRAISAL REPORT
# AP-00457/20-01

## TIM PARTICIPAÇÕES S.A.

| APPRAISAL REPORT: | AP-00457/20-01 | REPORT DATE: | March 31st, 2020 |
|---|---|---|---|

## APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF TIM PARTICIPAÇÕES S.A., IN ACCORDANCE WITH ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., at Rua do Passeio, nº 62, 6th floor, Center, City and State of Rio de Janeiro, registered in the Corporate Taxpayers' Registry - CNPJ of the Ministry of Economy under nº 08.681.365 / 0001- 30, registered with the Regional Accounting Council of Rio de Janeiro under # 005112 / O-9 represented herein by its partner, Mr. LUIZ PAULO CESAR SILVEIRA, accountant, Brazilian general registration (RG) nº 89-1-00165-5, CPF nº 886.681.937-91 and at the Regional Accounting Council of the State of Rio de Janeiro under nº 118.263 / P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio , nº 62, 6th floor, Centro, was nominated by TIM S.A., hereinafter denominated TIM S.A., headquartered at Avenida João Cabral de Mello Neto, nº 850, Bloco 001, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, registered in the Corporate Taxpayers' Registry - CNPJ of the Ministry of Economy under No. 02.421.421/0001-11, to issue this appraisal report on the shareholders' equity of the company TIM PARTICIPAÇÕES S.A., in accordance with the accounting practices adopted in Brazil, hereinafter referred to as TIM PARTICIPAÇÕES, headquartered at Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities (CNPJ) of the Ministry of Economy under No. 02.558.115/0001-2, on March 31st, 2020, in accordance with the accounting practices adopted in Brazil, presents the following results of its work.

Appraisal Report AP-00457/20-01 1

## 1. APPRAISAL REPORT PURPOSE

The purpose of this report is to issue an appraisal conclusion on TIM PARTICIPAÇÕES' shareholders' equity on March 31st, 2020, in accordance with the accounting practices adopted in Brazil to support the merge of TIM PARTICIPAÇÕES into TIM S.A.

## 2. COMPANY'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The company's is responsible for bookkeeping and preparation of the accounting information in accordance with the accounting practices adopted in Brazil, as well as for the relevant internal controls that it has defined as necessary to allow such process to be free from material misstatement, regardless of whether it is caused by fraud or error. The summary of TIM PARTICIPAÇÕES' significant accounting practices is described in Attachment 2 of this report.

## 3. WORK ASSUMPTIONS AND ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to present a conclusion on TIM PARTICIPAÇÕES's shareholders equity in accordance with accounting practices adopted in Brazil as of March 31st, 2020, based on the Technical Communication CTG 2002, approved by the Federal Accounting Council (Conselho Federal de Contabilidade - CFC), which regulates the appraisal procedures for such purposes. Accordingly, we have carried out an examination on the company's balance sheet in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work is planned and carried out with the objective of obtaining reasonable assurance that the shareholders' equity for the preparation of our Appraisal Report is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the accounted amounts. The procedures selected depend on the accountant's judgment, including the assessment of the risks of material misstatement in the shareholders' equity, regardless of whether caused by fraud or error. In this assessment, the accountant considers the internal controls relevant to the preparation of the company's balance sheet to plan the appraisal approach appropriate to the circumstances, but not for expressing an opinion on the effectiveness of these internal controls.

The work also includes assessing the accounting policies used and the reasonableness of the accounting estimates made by TIM PARTICIPAÇÕES. We believe that the evidence obtained is enough to support our conclusion.

Appraisal Report AP-00457/20-01 2

## 4. CONCLUSION

Based on our procedures, we concluded that the amount of **BRL 22,587,455,189.65** (twenty-two billions, five hundred eighty-seven million, four hundred and fifty-five thousands, one hundred and eighty-nine reais and sixty-five cents), before the elimination of **TIM PARTICIPAÇÕES'** share in **TIM S.A.**, according to the balance sheet as of March 31st, 2020, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the shareholders' equity of **TIM PARTICIPAÇÕES** in accordance with the accounting practices adopted in Brazil.

## 5. CONVENIENCE TRANSLATION INTO ENGLISH

This is a free translation into English of the Appraisal Report issued in Portuguese and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with and construed in accordance with Brazilian law and professional accounting standards applicable in Brazil.

Rio de Janeiro, July 28th, 2020.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

**LUIZ PAULO CESAR SILVEIRA**
Vice President

Appraisal Report AP-00457/20-01 3

## 6. ATTACHMENTS

1. BALANCE SHEET AND ADDITIONAL SUPPORTING DOCUMENTS
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES
3. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

Appraisal Report AP-00457/20-01 4

DocuSign Envelope ID: 4842F467-D0E0-4AAD-8E83-7B83FCC77A9F

## BALANCE SHEET (R$)

| DESCRIÇÃO | JAN/20 | FEB/20 | MAR/20 |
|---|---|---|---|
| **ASSETS** | **22.658.275.788** | **22.672.664.888** | **22.737.359.654** |
| **CURRENT ASSETS** | **117.349.987** | **114.883.761** | **108.249.794** |
| Cash and cahs equivalentes | 3.072.530 | 318.436 | 20.396.049 |
| Marketable securities | 44.784.905 | 42.759.186 | 14.365.092 |
| Accounts receivable | (1.719.286) | 711.375 | 520.378 |
| Inventories | - | - | - |
| Dividends and interest in shareholders´equity | 0 | 0 | 0 |
| Indirect taxes, charges and contributions recoverable | - | - | - |
| Direct taxes, charges and contributions recoverable | 28.401.502 | 28.414.198 | 28.474.175 |
| Prepaid expenses | 2.551.506 | 2.512.945 | 2.327.357 |
| Derivative financial instruments | - | - | - |
| Leasing | - | - | - |
| Other current assets | 40.258.831 | 40.167.622 | 42.166.743 |
| **NON CURRENT ASSETS** | **22.540.925.800** | **22.557.781.126** | **22.629.109.861** |
| **non current assets** | **93.056.492** | **83.949.943** | **86.854.805** |
| Marketable securities | - | - | - |
| Accounts receivable | - | - | - |
| Indirect taxes, charges and contributions recoverable | - | - | - |
| Direct taxes, charges and contributions recoverable | - | - | - |
| Deferred income tax and social contribution | - | - | - |
| Judicial deposits | 92.070.841 | 82.788.371 | 85.617.293 |
| Prepaid expenses | 985.651 | 1.161.572 | 1.237.512 |
| Derivative financial instruments | - | - | - |
| Leasing | - | - | - |
| other non current assets | - | - | - |
| **Investiment , tangible and intangilbles** | **22.447.869.308** | **22.473.831.184** | **22.542.255.056** |
| Investiments in associates | 22.290.313.716 | 22.316.275.591 | 22.384.699.463 |
| Tangible asset | - | - | - |
| Intangible asset | 157.555.593 | 157.555.593 | 157.555.593 |
| | - | - | - |
| **LIABILITIES** | **22.658.275.788** | **22.672.664.888** | **22.737.359.654** |
| **CURRENT LIABILITIES** | **78.928.894** | **70.221.384** | **71.530.288** |
| Borrowings and financing | - | - | - |
| Derivative financial instruments | - | - | - |
| Lease liability | - | - | - |
| Suppliers | 10.110.696 | 8.523.461 | 9.679.586 |
| Labor obligations | 914.224 | 1.044.645 | 1.146.332 |
| Indirect taxes, charges and contributions payable | 539.237 | 542.211 | 544.587 |
| Direct taxes, charges and contributions payable | 21.140 | 135.301 | 189.691 |
| Dividends and interest in shareholders´equity paybale | 55.213.871 | 47.843.287 | 47.834.337 |
| Authorizations to be paid | - | - | - |
| Deferred income | - | - | - |
| other current liabilities | 12.129.726 | 12.132.479 | 12.135.754 |
| **NON CURRENT LIABILITIES** | **77.374.794** | **77.892.412** | **78.374.177** |
| Borrowings and financing | - | - | - |
| Derivative financial instruments | - | - | - |
| Lease liability | - | - | - |
| Authorizations to be paid | - | - | - |
| Indirect taxes, charges and contributions payable | - | - | - |
| Direct taxes, charges and contributions payable | - | - | - |
| Deferred tax and social contribution | - | - | - |
| Provision for legal and administrative proceedings | 47.622.579 | 48.140.294 | 48.622.178 |
| Pension plan and other post-employment benefits | 0 | 0 | 0 |
| Deferred income | - | - | - |
| other non current liabilities | 29.752.215 | 29.752.118 | 29.751.999 |
| **NON CONTROLLING INTEREST** | - | - | - |
| **SHAREHOLDERS´ EQUITY** | **22.501.972.100** | **22.524.551.091** | **22.587.455.190** |
| Share capital | 9.866.298.109 | 9.866.298.109 | 9.866.298.109 |
| Capital reserve | 411.383.737 | 410.019.951 | 410.753.450 |
| Especial reserve | - | - | - |
| Profit reserve | 12.158.074.020 | 12.158.074.020 | 12.158.074.020 |
| Accumulated losses | - | - | - |
| Treasury shares | (11.687.535) | (6.788.029) | (9.511.154) |
| Profit (loss) of the períod | 77.903.769 | 96.947.039 | 161.840.765 |

DocuSigned by:

Manoela de Paiva Suassuna

## SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES ADOPTED BY TIM PARTICIPAÇÕES

- **Cash, deposits, and financial applications**

Represents the financial assets measured by the amortized cost, by the effective tax rate method. The company's administration determinates the financial assets class in the initial recognition.

This account is composed by Bank Deposit Certificates (CDBs) and Compromised Operations, which are nominative titles emitted by banks and sold to the public as a mean to raise funds. These titles can be negotiated during the contract term, at any time, without significant value loss, and are utilized to the fulfillment of short-term obligations by TIM PARTICIPAÇÕES.

- **Other assets**

Correspond mainly to long term amounts related to judicial deposits and insurance policy, made by TIM PARTICIPAÇÕES on behalf of its invested companies when jointly responsible with them. Therefore, the intercompany values were constituted against the enterprises on the economic group that were accused on the legal suits.

- **Judicial deposits**

Amount held in judicial escrow to guarantee the execution of on-going legal actions that are being discussed by TIM PARTICIPAÇÕES, registered by its' historical cost, and updated according to the applicable law. It comprises civil, labor, and tributary origins.

The judicial deposits of civil origin refer, mostly to lawsuit filed by clients regarding costumers' rights and vacancy of sub-band of transmission. The deposits regarding labor process are lawsuit filed by former employees and third party's services provider. The judicial deposits of tributary origin regard the following topics: use of electric power acquisition credit, incidence of CPMF on loan conversion operations involving shareholders equity, constitutionality of Operation Inspection Tax (TFF) charged by municipal authorities, denial of federal debts compensation as Income Tax (IRRF) credit for the alleged credit insufficiency, as well as deposits made for the release of the Negative Debts Certificate, unconstitutionality and illegality of the Universalization of Telecommunication Services Fund (FUST) charges and other matters associated to ICMS.

- **Investment on controlled and affiliated companies**

Controlled invested companies are all entities in which TIM PARTICIPAÇÕES holds controlling participation. While the company is exposed or has rights to flexible yields due to its engagement with the entities, it controls the enterprises and can intervene in these yields due to the authority over the controlled entities. The controlled companies are consolidated from the date in which the control is transferred, and the consolidation is interrupted when the company no longer has the control of the invested companies.

The gains and the losses from operation between the invested enterprises are eliminated. The accounting policies of the controlled were adjusted to assure the consistency regarding the accounting policies adopted by TIM PARTICIPAÇÕES. The date of the financial information used for the consolidation is the same for all invested enterprises of the company.

Appraisal Report AP-00457/20-01 - Attachment 2 1

For enterprise acquisition registration by TIM PARTICIPAÇÕES, it's applied the purchase accounting method, in which the acquisition cost is measured as the fair value of the acquired assets, equity instruments (e.g. shares) issued and the incurred or assumed liabilities by the acquirer on the date of control acquisition. At first the identifiable assets acquired, the contingencies and liabilities assumed in a business combination are measured by its fair value in the acquisition date, regardless of the proportion of any minority share.

The surplus of the acquisition cost that exceeds the company's share on acquired liquid asset fair value is registered as goodwill. If the acquisition cost is lower than the fair value of identified liquid assets of the acquired company the difference is acknowledge on the financial statement of TIM PARTICIPAÇÕES as revenue, after a review of the concepts and calculation used.

- **Intangible**

The intangible assets are measured by its historical cost minus the accumulated amortization (only for assets with defined operating life) and provision for impairment, if applicable. Regarding TIM PARTICIPAÇÕES the calculation includes the goodwill in the acquisition of minority shares of TIM Sul and TIM Nordeste, as on 2005 the company acquired all shares held by minority shareholders of these companies through shares issued by TIM PARTICIPAÇÕES, converting TIM Sul and TIM Nordeste in full controlled companies. This operation generated goodwill.

Goodwill is an intangible asset with undefined operating life and therefore it is not subjected to amortization. For intangible assets with defined operating life the costs of amortization are calculated based on a linear method, over the operating life defined for the hired assets and the deadlines of service provision licenses.

The estimates of the operating life of the comprising part of the intangible assets are regularly revised. The financial burden over the resources received without specific destination but utilized in order to acquire a qualified asset, which necessarily demands a substantial period of time until it gets ready for use, are capitalized as part of the cost of the asset when it's likely that they will generate economic benefits for the entity and can be reasonably measured. This expenditure is then amortized over the estimated useful life.

TIM PARTICIPAÇÕES performs annually an impairment test for the goodwill generated by the business combination in which the methodology and assumptions utilized by the administration considers the minor cash-generating unit premise, which is applied to TIM PARTICIPAÇÕES in its consolidated level. That said, the evaluation is made on TIM PARTICIPAÇÕES' level.

- **Suppliers**

The supplier payment are obligations originated by goods or services acquired on the usual course of business. At first, are registered by its fair value and subsequently measured by its amortized cost using the effective interest rate method. Due to its short expiration period, in practical terms, usually are registered by its face value.

- **Dividends and interest on equity capital**

The dividends are calculated according to the company's bylaw and the Stock Companies Law. Regarding the last bylaw, approved on April 14th, 2016, TIM PARTICIPAÇÕES must distribute as obligatory dividend in

Appraisal Report AP-00457/20-01 - Attachment 2 2

each accounting year ended on December 31st, the amount of 25% over the adjusted net profit if there is enough to compensate. As described on the document, the unclaimed dividends on the period of three years are reverted on the company's favor.

- **Contingency provisions**

TIM PARTICIPAÇÕES is an integral part in legal and administrative lawsuits on the civil, labor, tributary and regulatory sphere, which occurred under the usual course of business.

The legal and administrative lawsuits are analyzed by the administration along with its legal advisors (internal and external). In their analysis, the company contemplates factors such as law hierarchy, available jurisprudence, recent court decisions and legal order relevance and payment historic.

These appraisals involve the administration's judgment. The provision is constituted by amounts considered sufficient and adequate to cover for losses and risks contemplated as probable. The cases in which the loss is classified as probable, are registered, and disclosed by its updated value. In other cases, regarding the losses that are not appraised as likely, there is no obligation of disclosure.

- **Other liabilities**

TIM PARTICIPAÇÕES did a share split in 2007 and 2011, which resulted in fractional shares. According to the company's bylaws they do not prescribe and, therefore, the unclaimed balances are accounted as a liability until the shares' compensation request is made by the former shareholders.

Appraisal Report AP-00457/20-01 - Attachment 2 3

# Glossary

## A

### Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

### Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

### Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

## B

### Base Date
Specific date (day, month and year) of application of the assessment value.

### Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

### Book Value
The value at which an asset or liability is recognized on the balance sheet.

### Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

## C

### CAPEX (Capital Expenditure)
Fixed asset investments.

### Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

### Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

### Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

### Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

### Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

### Conservation Status
Physical status of an asset as a result of its maintenance.

### Control
Power to direct the strategic policy and administrative management of a company.

### Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

### Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

### CFC
Conselho Federal de Contabilidade

### CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

### CVM
Securities and Exchange Commission.

## D

### Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

apsis

### DCF (Discounted Cash Flow
Discounted cash flow.

### D & A
Depreciation and amortization.

### Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

### Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

### Direct Production Cost
Spending on inputs, including labor, in the production of goods.

### Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

## E

### EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

### EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

### Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

### Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

### Enterprise Value
Economic value of the company.

### Equity Value
Economic value of the equity.

### Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

## F

### Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

### Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

### Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

### Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

## G

### Goodwill
See Premium for Expected Future Profitability.

## I

### IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

### IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

apsis

## IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

## Impairment
See Impairment losses

## Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

## Income Approach
Valuation method for converting the present value of expected economic benefits.

## Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

## Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

## International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

## Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

## Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

# L

## Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

## Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

# M

## Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

## Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

# N

## Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

## Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

# O

## Operating Assets
Assets that are basic to the company's operations.

## Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

apsis

## P

### Parent Company
An entity that has one or more subsidiaries.

### Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

### Present Value
The estimated present value of discounted net cash flows in the normal course of business.

### Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

### Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

## R

### Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

### Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

### Remaining Life
A property's remaining life.

### Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

### Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

### Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

### Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

### Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

### Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

## S

### Shareholders' Equity at Market Prices
See Assets Approach.

### Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

### Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

## T

### Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

### Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

## U

### Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

## V

### Valuation
Act or process of determining the value of an asset.

### Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

Appendix II - Appraisal Report of the Equity
at Market Price of TIM Participações and
TIM S.A

APPRAISAL REPORT AP-00458/20-01

TIM S.A.; TIM PARTICIPAÇÕES S.A.

APPRAISAL REPORT:	AP-00458/20-01	VALUATION DATE:	March 31st, 2020

REQUESTER: **TIM S.A.**, hereinafter denominated **TIM S.A.**

Public limited company, with head office in Avenida João Cabral de Mello Neto, nº 850, Bloco 01, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, CNPJ No. 02.421.421/0001-11.

OBJECTS: **TIM S.A.**, previously qualified; and

TIM PARTICIPAÇÕES S.A., hereinafter denominated **TIM PARTICIPAÇÕES.**

Public limited company, with head office in Avenida João Cabral de Mello Neto, nº 850, Torre Norte, 12º andar, Sala 1.212, Barra da Tijuca, City and State of Rio de Janeiro, CNPJ No. 02.558.115/0001-21.

OBJECTIVE: Calculation of **TIM S.A.** and **TIM PARTICIPAÇÕES** net assets, valued at market prices, according to the same criteria and on the same base dates, in order to comply with article 264 of Law No. 6,404, of December 15th, 1976 (Law of SA).

Appraisal Report AP-00458/20-01 1

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., Hereinafter referred to as APSIS, was contracted by TIM S.A. to determine, at market prices, the values of assets and liabilities and equity of TIM S.A. and TIM PARTICIPAÇÕES' shares, in accordance with applicable laws and regulations, specifically with article 264 of Law 6,404/76 (Brazilian Corporation Law).

TIM S.A. will do a corporate reorganization in which it will incorporate its holding company, TIM PARTICIPAÇÕES. Due to the fact that TIM PARTICIPAÇÕES is listed, and TIM S.A. is registered, it is necessary to evaluate their net equity at market prices in order to comply with article 264.

The technical procedures used on this report comply with the criteria stablished by evaluation standards. The analytical calculation for the determination of fixed assets value were elaborated by market approach while the intangible assets were evaluated by income approach.

The Equity at Market Values is based on the analysis of the assets and liabilities registered on the company's balance sheet, adjusted by the value that a market participant would pay to obtain those assets or take over the referred liabilities.

RESULTS SUMMARY (EXCHANGE RATIO)

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES		
MARKET VALUE OF TIM S.A.		
(A)	Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B)	No. of stocks TIM S.A. (Millions)	423
(C = A / B)	Value per share (BRL)	79.71
MARKET VALUE OF TIM PARTICIPAÇÕES		
(A)	Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B)	No. of stocks TIM PART. (Millions)	2,421
(C = A / B)	Value per share (BRL)	13.94
EXCHANGE RATIO		
0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES		

Appraisal Report AP-00458/20-01 2

RESULTS SUMMARY (EQUITY AT MARKET VALUE)

TIM PARTICIPAÇÕES

BALANCE SHEET OF TIM PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	108	-	108
NON-CURRENT ASSETS	22,629	11,173	33,802
LONG-TERM ASSETS	87	-	87
INVESTMENTS	22,385	11,331	33,715
Share of controlled and affiliated companies	22,385	11,331	33,715
TIM S.A.	22,385	11,331	33,715
FIXED ASSETS	-	-	-
INTANGIBLE *	158	(158)	-
TOTAL ASSETS	22,737	11,173	33,911
CURRENT LIABILITY	72	-	72
NON-CURRENT LIABILITIES	78	-	78
LONG-TERM LIABILITIES	78	-	78
NET EQUITY	22,587	11,173	33,761
Capital stock	9,866	-	9,866
Profit reserves	12,159	-	12,159
Capital reserves	411	-	411
Adjustments to equity valuation	(1)	-	(1)
Shares in treasury	(10)	-	(10)
Profits (Losses) of the accounting period	162	-	162
Market adjustment	-	11,173	11,173
TOTAL LIABILITIES	22,737	11,173	33,911

* The goodwill related to the acquisition of TIM Celular has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 3

TIM S.A.

BALANCE SHEET OF TIM S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	7,215	-	7,215
NON-CURRENT ASSETS	31,773	17,994	49,767
LONG-TERM ASSETS	4,727	-	4,727
FIXED ASSETS	17,874	1,151	19,025
INTANGIBLES	9,172	16,843	26,015
Residual intangible	9,172	16,843	26,015
Goodwill*	1,160	(1,160)	-
Licenses	4,432	13,832	18,264
Software	3,026	-	3,026
Other intangibles	300	-	300
Intagible in progress	255	-	255
Customers' Portifolio	-	4,171	4,171
Deferred	(0)	-	(0)
TOTAL ASSETS	38,988	17,994	56,982
CURRENT LIABILITY	5,937	-	5,937
NON-CURRENT LIABILITIES	10,818	6,512	17,330
LONG-TERM LIABILITIES	10,818	6,512	17,330
Deferred Income Tax	-	6,512	6,512
NET EQUITY	22,234	11,482	33,715
Capital stock	13,476	-	13,476
Profit reserves	11,987	-	11,987
Capital reserves	38	-	38
Profits (Losses) of the accounting period	(3,440)	-	(3,440)
Other broad results	173	-	173
Market Adjustment	-	11,482	11,482
TOTAL LIABILITIES	38,988	17,994	56,982

* The goodwill related to the acquisition of TIM Fiber RJ and TIM Fiber SP has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 4

INDEX

1. INTRODUCTION ---------- 6
2. PRINCIPLES AND QUALIFICATIONS ---------- 7
3. GENERAL CONDITIONS AND SCOPE LIMITATIONS ---------- 8
4. COMPANY PROFILE ---------- 9
5. SECTOR ANALYSIS ---------- 11
6. VALUATION METHODOLOGIES ---------- 15
7. GENERAL EVALUATION CRITERIA ---------- 16
8. NET EQUITY AT MARKET VALUES RESULTS ---------- 21
9. EXCHANGE RATIO ---------- 23
10. CONCLUSION ---------- 24
11. ATTACHMENTS ---------- 26

Appraisal Report AP-00458/20-01 5

1. INTRODUCTION

APSIS, with your head office in Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro, inscribed in the CNPJ n° 27.281.922/0001-70, was appointed by TIM S.A. to calculate TIM S.A. e TIM PARTICIPAÇÕES net worth, for the purposes of complying with article 264 of Law No. 6,404 (Law of S.A.), of December 15th, 1976.

In the preparation of this work, data and information provided by third parties were used, in the form of verbal documents and interviews with the client. The estimates used in this process are based on:

- Audited financial statements of TIM PARTICIPAÇÕES, March 31st, 2020;
- Historical financial statements of TIM S.A. and TIM PARTICIPAÇÕES;
- Information referring to the fixed assets owned by TIM S.A.;
- List of licenses owned by TIM S.A., along with information regarding its coverage area, radio spectrum, expiration date, etc.
- Management information about customers' portfolio;
- Cash flow projections for TIM S.A. elaborated for this report.

The professionals who participated in this work are listed in the table below:

- CAMILLA PURANCY NUNES MENDES
  Projects
- JULIA PENALVA MUNIZ DIAS
  Projects
- LUIZ PAULO CESAR SILVEIRA
  Vice-president
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)

Appraisal Report AP-00458/20-01 6

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below.

- Pursuant to current legislation, APSIS declares: (i) not to be the holder, directly or indirectly, of any secutiry or derivative referenced in a security issued by TIM PARTICIPAÇÕES or TIM S.A.; (ii) not having knowledge of any conflict of interests, direct or indirect, that would reduce de independence necessary for the performance of its duties; and (iii) that TIM PARTICIPAÇÕES, TIM S.A., its controllers, partners, shareholders or administrators in any way: (a) directed, limited, hindered or practiced any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their respective conclusions, (b) restricted in any way their ability to determine the conclusions presented independently, or (c) determined the methodologies used for the preparation of the Equity Appraisal Report at market values.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this Report.
- To the best of the consultant's knowledge and credit, the analyses, opinions, and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this Report, one assumes that the information received from third parties is correct, and that the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this Report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of Appraisal Engineering, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The present Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by (CPC), *Comissão de Valores Mobiliários* (CVM), *Regulamento do Imposto de Renda* (RIR), *Comitê Brasileiro de Avaliadores de Negócios* (CBAN) and *Conselho Federal de Contabilidade* (CFC).

Appraisal Report AP-00458/20-01 7

3. GENERAL CONDITIONS AND SCOPE LIMITATIONS

- For the preparation of this Report, APSIS has used and assumed as true and consistent information and historical data audited by third parties or unaudited, provided in writing by the company's management or obtained from the mentioned sources, having no responsibility with regard to their veracity.
- The scope of this evaluation did not include auditing the financial statements or reviewing the work performed by its auditors. Therefore, APSIS is not expressing an opinion on the Applicant's financial statements and measurements.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several premises, held on this date, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the company's future operating results may be different from any forecast or estimate contained in this Report, especially in the case of future knowledge of information not available at the date of issue of this Report.
- This analysis does not reflect events that occurred after the date of issue of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or misleading and should not be drawn.

Appraisal Report AP-00458/20-01 8

4. COMPANY PROFILE

TIM PARTICIPAÇÕES is a public limited company listed on the B3 S.A. - Brasil, Bolsa, Balcão under the code “TIMP3” and also on NYSE (New York Stock Exchange), under the codde “TSU”. It is the only company of the telecommunication sector recognized by the B3 with the highest level of coorporate governance, it is also part of the Enterprise Sustentability Index (ISE).

The company is part of the Telecom Itália group, a italian telecommunication group that has operation in Brazil since 1998 through TIM S.A.. TIM PARTICIPAÇÕES is the integral controler of TIM S.A. and the subsidiary is responsible for the operation and services provided in the country, being the owner of the exploration licenses of radio frequency granted by ANATEL. Below their shareholding composition:

Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
67% (1,611,969,946)
33% (808,249,742)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

Appraisal Report AP-00458/20-01 9

Their operation extends to national territory and offers the widest 4G mobile coverage, with presence in more than 3.5 thousand cities. It has the best performance results among the other operators regarding the 4G time proportion availability, with 85.7% of time on, and the smallest latency period, with 57.4 ms, which provides a best user experience.

TIM S.A. owns more then 100 thousand km of optical fiber line through the country which serve more than 550 thousand users of the residencial broadband. The residencial broadband user base has its compound annual growth rate (CAGR) of 27.9% and the CAGR of the ARPU of 14.3%, between 2016 and 2019. Besides, it's the No. 2 operator in mobile services revenue, offering four plan types in its portifolio.

The mobile services portifolio ccontemplates a prepaid plan, "TIM Pré-Top", and three post paid planos, which are "TIM Controle", "TIM Black", e "TIM Black Família". Along data and voice package, TIM S.A. also offers other services from partners such as Deezer and Netflix depending on the plan.

In 2019 the company spent 22% of its net revenue investing in network, IT and licenses and renovations. The expenses with network reached BRL 2.8 billions, focused on the 4G infrastructure and optical fiber system.

The Net Promoter Score (NPS), a user satisfaction measurement, had a 9.3 points increase from 2018 to 2019 and only among pre paid users increased 15.6 points on the same period.

Appraisal Report AP-00458/20-01 10

5. SECTOR ANALYSIS

TELECOMMUNICATION SECTOR

The mobile telecommunication's history in Brazil began in 1990 with the start of the Mobile System. In 1997 the National Agency of Telecommunications (ANATEL) was created, which extinguished the exclusivity of state-owned companies had offering the services, allowing privatization and beginning a competition regime on the sector. Starting there, the government started its regulatory roll instead of being the service's provider.

The following years were characterized by the B Band opening for exploration of domestic and foreign companies and also for the privatization of Telebrás' system, which ended the government control over the main fixed and mobile telephony companies. After that, began a significant expansion period for all telecommunication sector. The competition, along with innovation in services and mobile devices, the decrease in prices and the heavy investment in marketing were factors that contributed to the field's massive growth.

According to the annual ANATEL report, released in August 2019, the fixed telephony corresponded for 66.7% of the telecommunication services in 1998. Twenty years later, the service with largest access proportion is mobile telephony, with 72.5% total share.

Access Distribution by Service

5.3%
6.5%
76.0%
12.2%
5.5%
7.4%
74.4%
12.8%
5.7%
8.1%
73.6%
12.7%
5.6%
8.9%
73.0%
12.5%
5.6%
9.9%
72.5%
12.1%
2014
2015
2016
2017
2018
Fixed telephony
Mobile telephony (SMP)
Fixed broadband (SCM)
Paid television

The sector had significant growth in its telecommunication user base, reaching the greater amount of access in 2014, but in the last few years there has been a retraction in the access numbers. According to ANATEL'S projection, the tendency of decrease in mobile telephony user base will last for the next years in lower rate. Until 2021 Brazil will have 212.4 million mobile access, a number 7.3% lower than the one in 2018.

Appraisal Report AP-00458/20-01 11

Mobile services (SMP)
Millions
280.7
257.8
244.1
236.5
229.2
2014
2015
2016
2017
2018

The telecommunication segment uses frequencies, which are grouped in zones called spectrum, to transmit calls and data. The spectra used by the sector are Ultra High Frequency (UHF) for mobile telephony and Super High Frequency (SHF) for fixed telephony and online data, their ranges are 300 MHz to 3,000 MHz and 3GHz to 30 GHz, respectively.

If two distinct channels are close to each other and try to transmit the same frequency, there will be interference. Therefore, it is ANATEL's duty to regulate the spectra and determinate the frequency range each operator will use. However, even if the frequencies are limited there can be still interference. The digital sign is capable of compacting information and increase simultaneous data traffic without interference, a technology that would ease the service offer expansion.

In the end of 2019, 99.8% of Brazilians had 3G coverage while 96.9% had 4G coverage and 85.9% has 4.5G coverage. Only the states of São Paulo, Rio de Janeiro and Espírito Santo have all cities with 4G coverage, which means that there is the possibility of expansion. Up to the third quarter of 2019, 19.3 million new access to 4G technology were registered. The tables below display more information about the technologies:

POPULATION ACCESS RATIO BY TECHNOLOGY AND OPERATOR

	3G	4G
TIM	88.4%	90.5%
Vivo	95.6%	88.7%
Claro	94.7%	85.9%
Oi	75.9%	69.5%
Nextel	47.6%	16.8%

GENERATION	2G			3G			4G
Technology	GSM	GPRS	EDGE	WCDMA (UMTS)	HSPA	HSPA+	LTE
Data package speed	10-40 Kbps	40-50 Kbps	100-130 Kbps	128-384 Kbps	0,3-1 Mbps	3-6 Mbps	5-12 Mbps

Source: Teleco

The telecommunication sector is strongly regulated by ANATEL, that since 2006 uses the Telecommunication Service Index (IST) adjusted by a productivity factor determinate by ANATEL in the 507/2008 resolution to adjust the fixed and mobile telephony prices.

Nowadays, Brazil has the fifth largest telecommunication network worldwide, with 315 million access on telecommunication services and hiring more than

Appraisal Report AP-00458/20-01 12

500 thousand employees. Besides, according to a research released by the IBGE, disclosed in 2020 by Teleco, the net operating revenue of telecommunication companies was BRL 161,399 million in 2017. Below a graphic demonstrating the industry's NOR:

Net operating revenue
Millions
131,017
143,477
162,850
162,312
165,852
162,100
159,903
161,399
2010
2011
2012
2013
2014
2015
2016
2017

MAIN PLAYERS

The brazilian market has four main players, which are Vivo, commercial brand of Telefônica Brasil, Claro, TIM and Oi. Together these companies account for more than 97% of the mobile telephony services market. Hereinafter, some data about the companies.

4G ACCESS MARKET SHARE				
Operator	2016	2017	2018	2019
TIM	**28.1%**	**27.0%**	**26.6%**	**25.4%**
Vivo	35.7%	33.6%	31.3%	31.8%
Claro	19.3%	22.3%	23.1%	23.4%
Oi	15.2%	16.0%	16.4%	16.2%
Nextel	1.8%	1.1%	2.5%	2.2%
Algar	0.0%	0.0%	0.2%	0.8%

MOBILE LICENSES	YEAR	BID VALUE (BRL Millions)
B Band	1997/1998	10,073
D Band	2000	2559
E Band	2000	552
Leftover auction	2002	638
E Band leftover	2004	122
E Band leftover	2007	0
3G	2007	5338
H Band leftover	2010	2730
E Band leftover	2011	235
4G e 450 MHz	2012	2930
700 MHz	2014	5852
2015 leftover licenses	2015	853

Appraisal Report AP-00458/20-01 13

TYPE	PARAMETER	MARKET LEADER OPERATOR (2019)
Mobile	Market Share	Vivo
Pre paid	Market Share	TIM
Post paid	Market Share	Vivo
Mobile growth	Adiciones	Vivo
Post paid growth without M2M	Adiciones	Claro
4G	Market Share	Vivo
IoT	Market Share de M2M	Vivo
Revenue	Net revenue	Vivo
Data package revenue	Data package revenue/Services revenue	Vivo
Revenue growth	Services revenue growth	Claro
Revenue per customer	ARPU	Vivo
Coverage	Covered population (2G, 3G e 4G)	Vivo

According to the Telecommunication Sector Monitoring Report - Mobile Services (SMP), since the third quarter of 2019 the Brazilian market is in a decrease tendency and stagnation on the number of access. The total access is decreasing and the growth rates are smaller, as showed below:

3G ACCESS MARKET SHARE				
Operator	2016	2017	2018	2019
TIM	**24.7%**	**22.8%**	**21.5%**	**19.6%**
Vivo	24.7%	24.9%	26.6%	27.1%
Claro	32.0%	33.0%	33.9%	40.2%
Oi	16.4%	15.9%	15.8%	11.7%
Nextel	1.2%	2.0%	0.2%	0.4%
Algar	1.0%	1.4%	1.8%	0.9%
Sercomtel	0.1%	0.1%	0.1%	0.1%

The user's consumption profile has been changing as well, in the beginning of 2014 the proportion between prepaid and post paid customers was 80% to 20%. On the thrid quarter of 2019, the prepaid customers were 53.41% of the total. If this tendency continues, the expectation is that the consumption profile will change in the first quarter of 2020.

Appraisal Report AP-00458/20-01 14

6. VALUATION METHODOLOGIES

ASSET APPROACH: NET WORTH TO MARKET

This methodology is derived from generally accepted accounting principles (GAAP), in which the financial statements are prepared on the basis of the principle of historical cost, or cost. Due to this principle and the fundamental principle of accounting, the accounting value of the assets of a company less the book value of its liabilities is equal to the book value of your net worth.

The application of the methodology takes as its starting point the book values of assets and liabilities and requires adjustments to some of these items to reflect their likely values of realization. The result of the application of this method can provide an initial basis to estimate the value of the company, as well as a useful basis for comparison with the results of other methodologies.

On the other hand, the basic principles of Economics allow us to create the following technique: the value set for the assets less the value set to the liabilities is equal to the value set in the equity of a company. Within a perspective of evaluation, relevant definitions of value are those appropriate to the purpose of the evaluation.

The asset approach, therefore, seeks to evaluate a company by adjusting the carrying amount (net balance) to their respective fair market values. The judged relevant assets and liabilities are valued at fair market value, being made a comparison between this value and your book value (net balance).

These adjustments, properly analyzed, are added to the value of the equity accounting, determining how the market value of the company assets approach.

It is noteworthy that were not our jobs object identification and quantification of liabilities not recorded or not revealed by administrations of enterprises.

In this evaluation the methodology and scope adopted aimed to evaluate a going concern. Therefore, the incurred expenses in the realization of assets or liabilities requirement, as well as related to bankruptcy proceeding or enterprise settlement, were not taken account.

Appraisal Report AP-00458/20-01 15

7. GENERAL EVALUATION CRITERIA

This Report was prepared for the purpose of complying with the legislation in force in the context of the corporate reorganization of TIM S.A. and TIM PARTICIPAÇÕES. Both the audited financial statements were taken as a basis were prepared by the companies, and the following pages present the general criteria defined for the evaluation of each account and / or group of accounts of the companies involved in the operation.

Based on the financial statement and alignment with the company's administration we concluded that TIM PARTICIPAÇÕES has no operation and its major asset accounted it's the investment in TIM S.A. On the other hand, it was identified that TIM S.A. has fixed and intangible assets that should be adjusted by market value, among them: (i) Customers' Portfolio, (ii) Exploration Licenses, and (iii) Fixed Assets. Below it is presented a summary table describing the methodology and values of the evaluated assets:

ASSET	METHODOLOGY	FAIR VALUE (BRL Millions)
Pre paid customers' portfolio	With or Without	184
Post paid customers' portfolio	With or Without	3,986
Exploration Licenses	MPEEM (Multi Period Excess Earnings Method)	18,264
Fixed Assets	FGV-IPA-DI INDEX (Broad Price Index - Internal Availability - IPA-DI)	19,025

CUSTOMERS' PORTIFOLIO

TIM S.A. has a relationship with their customers, which represents a stable and constant source of income, being valuable to the company, because of that the Customer Portfolio was identified as an asset to be evaluated. TIM has 52.3 million mobile service users on the date of this report, their largest market share is on the Northwest region of Brazil, where they account for 33.3% of the telecommunication market, while the states in which it has the largest market share are Paraná and Santa Catarina, being 52% of the market. The company's customers use the offered services, such as mobile data package and calls, calling international services, roaming data and others.

The Customer Portfolio is divided in two main services modality, prepaid and postpaid. The prepaid customers must, through the month, buy credits to use the services provided by TIM S.A., which means that their cost is directly related to the amount of services used. On the other hand, the postpaid customers sign a contract with TIM S.A., in which there is a description of how much he will pay and what are the services offered by the company. Below is shown the proportion between prepaid and postpaid customers:

Appraisal Report AP-00458/20-01 16

TIM User Base (Millions)

70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
1.76
2.24
3.81
3.66
41.02
35.78
32.64
30.86
15.82
17.89
17.95
17.78
2017
2018
2019
1T20
Post paid
Prepaid
Pós-pago Dados

In order to evaluate the Customer Portfolio of TIM S.A., the "With and Without" methodology was utilized, which is an income approach to estimate the intangible asset value calculating the difference between two cash flows: (i) in the first scenario the company owns the Customer Portfolio and the other income sources, and (ii) hypothetical scenario in which the company holds all assets except the Customer Portfolio the second scenario is the one in which, hypothetically, the company owns other income sources, but does not have the Customer Portfolio, which develops according to the business projection. The Customer Portfolio was divided in its main services, prepaid and postpaid, which means two distinct cash flows were made for each portfolio.

The details regarding the evaluation of the Customer Portfolio are on the Attachment 1B.

Appraisal Report AP-00458/20-01 17

EXPLORATION LICENSES

TIM S.A. owns exploration licenses acquired on ANATEL's auctions, which allow the company to use radio frequency ranges to offer telecommunication services. For evaluation of these licenses was taken in account the following premises:

- On this report date the acquisition cost of these licenses are not a good proxy to their market value because the of user's consumption profile and the arise of new technologies (4G and 5G), there is a transfer of value to the availability of spectra due to the need of capacity, making the price of previous transactions barely comparable to the current scenario.
- Taking these aspects into account, the applicated methodology for the licenses evaluation was the income approach by the Multi Period Excess Earnings Method (MPEEM) method. This methodology has the understanding that the fair value of an intangible asset is the amount attributed to the present value of its net cash flow from other assets' contributions. Below a graphic showing the licenses expiration date:

Appraisal Report AP-00458/20-01 18

The details regarding the cash flow of the licenses are explained on the Attachment 1D.

FIXED ASSETS

The fixed assets valuation was done to attribute the fair value of this group of assets which are mostly composed by electrical equipment such as communication and data transmission equipment, optical fiber cables, and others. These assets at the end of their operating life will not have a significant value due to the technological obsolescence. According to downside reports for the past five years, the values tend to be zero and incur in withdrawal expenses. Therefore, it was considered that the fair value of property, plant and equipment at the end of the operating life is nil.

The details of the evaluation of the company's fixed assets are presented at Attachment 2.

Appraisal Report AP-00458/20-01 20

8. NET EQUITY AT MARKET VALUES RESULTS

TIM PARTICIPAÇÕES NET EQUITY

BALANCE SHEET OF TIM PARTICIPAÇÕES S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	108	-	108
NON-CURRENT ASSETS	22,629	11,173	33,802
LONG-TERM ASSETS	87	-	87
INVESTMENTS	22,385	11,331	33,715
Share of controlled and affiliated companies	22,385	11,331	33,715
TIM S.A.	22,385	11,331	33,715
FIXED ASSETS	-	-	-
INTANGIBLE *	158	(158)	-
TOTAL ASSETS	22,737	11,173	33,911
CURRENT LIABILITY	72	-	72
NON-CURRENT LIABILITIES	78	-	78
LONG-TERM LIABILITIES	78	-	78
NET EQUITY	22,587	11,173	33,761
Capital stock	9,866	-	9,866
Profit reserves	12,159	-	12,159
Capital reserves	411	-	411
Adjustments to equity valuation	(1)	-	(1)
Shares in treasury	(10)	-	(10)
Profits (Losses) of the accounting period	162	-	162
Market adjustment	-	11,173	11,173
TOTAL LIABILITIES	22,737	11,173	33,911

* The goodwill related to the acquisition of TIM Celular has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 21

TIM S.A. NET EQUITY

BALANCE SHEET OF TIM S.A.	FINANCIAL STATEMENT		
(BRL Millions)	BALANCE IN MARCH 2020	MARKED ADJUSTMENT	MARKET BALANCE IN MARCH 2020
CURRENT ASSETS	7,215	-	7,215
NON-CURRENT ASSETS	31,773	17,994	49,767
LONG-TERM ASSETS	4,727	-	4,727
FIXED ASSETS	17,874	1,151	19,025
INTANGIBLES	9,172	16,843	26,015
Residual intangible	9,172	16,843	26,015
Goodwill*	1,160	(1,160)	-
Licenses	4,432	13,832	18,264
Software	3,026	-	3,026
Other intangibles	300	-	300
Intagible in progress	255	-	255
Customers' Portifolio	-	4,171	4,171
Deferred	(0)	-	(0)
TOTAL ASSETS	38,988	17,994	56,982
CURRENT LIABILITY	5,937	-	5,937
NON-CURRENT LIABILITIES	10,818	6,512	17,330
LONG-TERM LIABILITIES	10,818	6,512	17,330
Deferred Income Tax	-	6,512	6,512
NET EQUITY	22,234	11,482	33,715
Capital stock	13,476	-	13,476
Profit reserves	11,987	-	11,987
Capital reserves	38	-	38
Profits (Losses) of the accounting period	(3,440)	-	(3,440)
Other broad results	173	-	173
Market Adjustment	-	11,482	11,482
TOTAL LIABILITIES	38,988	17,994	56,982

* The goodwill related to the acquisition of TIM Fiber RJ and TIM Fiber SP has no market value and therefore was adjusted to zero in the market balance sheet.

Appraisal Report AP-00458/20-01 22

9. EXCHANGE RATIO

As requested by applicable legislation and regulation, specifically the article 264 of Law No. 6,404, of December 15th, 1976 (Law of SA), its presented below the exchange ratio between TIM PARTICIPAÇÕES and TIM S.A. stocks, taking in consideration the corporate reorganization, which consists in the incorporation of the holding company by its controlled. The used calculation and criteria are in accordance with the evaluation standards and the evaluation of assets was elaborated according to the income approach.

The Equity at Market Values is based on the analysis of the assets and liabilities registered on the company's balance sheet, adjusted by the value that a market participant would pay to obtain those assets or take over the referred liabilities.

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES	
MARKET VALUE OF TIM S.A.	
(A) Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B) No. of stocks TIM S.A. (Millions)	423
(C = A / B) Value per share (BRL)	79.71
MARKET VALUE OF TIM PARTICIPAÇÕES	
(A) Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B) No. of stocks TIM PART. (Millions)	2,421
(C = A / B) Value per share (BRL)	13.94
EXCHANGE RATIO	
0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES	

Appraisal Report AP-00458/20-01 23

10. CONCLUSION

In the light of the examinations carried out in the aforementioned documentation and based on APSIS studies, the experts concluded that the exchange ratio of **TIM PARTICIPAÇÕES** shares for **TIM S.A.** shares, evaluated by the values of the net assets to market and the approach of the assets, in March 31st, 2020, is:

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES	
MARKET VALUE OF TIM S.A.	
(A) Equity value adjusted to market TIM S.A. (BRL Millions)	33,715
(B) No. of stocks TIM S.A. (Millions)	423
(C = A / B) Value per share (BRL)	79.71

MARKET VALUE OF TIM PARTICIPAÇÕES	
(A) Equity value adjusted to market TIM PART. (BRL Millions)	33,761
(B) No. of stocks TIM PART. (Millions)	2,421
(C = A / B) Value per share (BRL)	13.94

EXCHANGE RATIO
0.17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES

Appraisal Report AP-00458/20-01 24

The Appraisal Report **AP-00458/20-01** was prepared in the form of a Digital Report (electronic document in Portable Document Format - PDF), with the certification of the technicians responsible, and printed by APSIS, comprising 26 (twenty-six) sheets typed on one side and 05 (five) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF/02052, a company specialized in valuing assets, represented below by its directors, is available for any clarifications that may be necessary.

Rio de Janeiro, July 28th, 2020.

LUIZ PAULO CESAR SILVEIRA
Vice-President (CRC/RJ-118263/P-0)

RODRIGO NIGRI ADELSON
Projects (CORECON/RJ 26873)

Appraisal Report AP-00458/20-01 25

11. ATTACHMENTS

1. EVALUATORY CALCULATIONS OF INTANGIBLES ASSETS
2. EVALUATORY CALCULATIONS OF FIXED ASSETS
3. TIM PARTICIPAÇÕES BALANCE SHEET
4. TIM S.A. BALANCE SHEET
5. GLOSSARY

RIO DE JANEIRO - RJ
Rua do Passeio, nº 62, 6º Andar
Centro, CEP 20021-280
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, nº 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

Appraisal Report AP-00458/20-01 26

OPERATIONAL ASSUMPTIONS

The assumptions for the projection of the cash flow attributed to the exploration licenses were prepared based on the analysis of the historical results and the 2020 budget of the COMPANY, as well as the projected cash flow, elaborated for the present study.

NET OPERATING REVENUE (NOR)

Revenue was projected separately according to the services provided by TIM S.A.: they are (i) Prepaid, (ii) Postpaid, (iii) Data Package and (iv) Incoming. The company's licenses were considered essential assets for the operation of the company and for the provision of TIM S.A.'s mobile services, and therefore are of paramount importance for the company's revenues. An allocation of the company's revenue proportion was made for each of the licenses owned by TIM S.A., according to the volume of users that the company has in the different regions of the country, and considering the regionalities in which each license has scope. Therefore, when each license reaches its maturity, the loss of revenue attributed to the license is considered, and because of that, the graph below shows decreasing revenue, representing the end of the exploitation rights.

Net Operating Revenue (NOR)
(BRL Millions)
30,000
25,000
20,000
15,000
10,000
5,000
0
12,065
16,501
17,021
17,358
13,419
13,596
14,053
14,533
7,077
7,179
1,214
1,195
APR - DEC 2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Licenses revenue

Appraisal Report AP-00458/20-01 - Attachment 1A 1

OPERATING EXPENSES AND COSTS

The costs and expenses were projected based on the budget prepared for 2020 and are divided into what the company believes to be the main cost groups, namely Mobile Cost, Live Costs and Intelligent Costs. Within these cost groups, they are further subdivided in more detail, as shown below:

- **Variable costs**: TIM S.A.'s variable costs consist of the purchase of handsets and accessories, interconnection costs, recharges, content and VAS and other costs.
- **Commercial costs**: Commercial costs are spent on attracting new customers, advertising, assistance and maintenance, licenses, insolvency and commercial properties.
- **Procedural, labor and other income costs**: Costs, as well as revenues, were made aware of the remaining proportion of active licenses, with the same decreasing behavior as revenues. Below is a chart with projected license costs over time:

Operating Expenses and Costs
(R$ milhões)
25,000
20,000
15,000
10,000
5,000
0
6,513
9,326
9,484
9,555
7,302
7,283
7,428
7,610
3,687
3,742
634
625
ABR - DEZ 2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
Operating Expenses and Costs

Appraisal Report AP-00458/20-01 - Attachment 1A 2

INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME (IR / CSLL)

The operation is part of the real profit regime, with the current rates being 25% as income tax and 9% as social contribution.

Appraisal Report AP-00458/20-01 - Attachment 1A 3

WORKING CAPITAL

The terms were projected based on the balance sheet accounts of TIM S.A. ended March 31st, 2020, in the company's history and management information.

CURRENT ASSETS	DAYS	SOURCE	REFERENCE ACCOUNT
Accounts receivable	69	Balance Sheet in March 2020	NOR
Inventory	7	Balance Sheet in March 2020	Costs and Expenses
Recoverable taxes	33	Balance Sheet in March 2020	NOR
Advance expenses	10	Balance Sheet in March 2020	Costs and Expenses
CURRENT LIABILITIES	**DAYS**	**SOURCE**	**REFERENCE ACCOUNT**
Suppliers	64	Balance Sheet in March 2020	Costs and Expenses
Labor obligations	6	Balance Sheet in March 2020	Costs and Expenses
Payable taxes	14	Balance Sheet in March 2020	NOR
Other liabilities	1	Balance Sheet in March 2020	Costs and Expenses

DEPRECIATION

A depreciation rate of 12.92% per year was considerate on fixed assets in the balance sheet of TIM S.A. on the base date

INVESTMENTS

It was projected total investment of R$ 4,056 million in TIM S.A. for maintenance, until the end of the projection period. Only maintenance investments were considered, as the company's assumptions were not adopted to acquire new licenses or renew existing ones, so it would only be necessary to maintain the fixed assets used for existing licenses.

DETERMINATION OF DISCOUNT RATE

The discount rate was calculated using the Weighted Average Cost of Capital (WACC) methodology, a model in which the cost of capital is determined by the weighted average of the market value of the components of the capital structure (own and third parties).

The values of the parameters used to calculate the discount rate are shown in Attachment 1B of this Study. However, we highlight below the main sources of these parameters:

- Risk-free rate (cost of equity): corresponds to the average return (yield) between 4/1/2018 and 3/31/2020, of the US T-Bond 20 years (Federal Reserve), website http: / /www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml;
- Beta d: It is equivalent to the average weekly historical Beta in the period of 5 (five) years of the telecommunications sector in which the object company is inserted. The sample of comparables was searched in the Thomson Reuters database.
- Beta r: Beta leveraged by the company's capital structure
- Risk Award: corresponds to the Spread between SP500 and US T-bond 20 years, Source: https://costofcapital.duffandphelps.com/, Supply Side;
- Size Award: Source: 2020 Valuation Handbook: Cost Capital Guide. Chicago, IL: LLC, 2020. Print.
- Brazil Risk: Corresponds to the average in the period between 04/01/2018 and 03/31/2020. Source: EMBI +, developed by JP Morgan and supplied by Ipeadata Ipeadata (www.ipeadata.gov.br)

Appraisal Report AP-00458/20-01 - Attachment 1A 4

- Funding cost: This is determined by the fund raising cost of the target company. In the case of TIM S.A., we used a nominal funding cost of 4.1% a.a., which was calculated based on ITR information for the 1st quarter of 2020;
- Projected American inflation of 2% per year and Brazilian inflation of 3.5% per year.

Finally, with the parameters used in the calculation, we reached a nominal discount rate of 8.7% a.a., which was added an additional premium of 0,5% in order to reflect the additional risk represented by the sale of the isolated intangible asset.

Appraisal Report AP-00458/20-01 - Attachment 1A 5

CUSTOMER PORTFOLIO

- **DESCRIPTION**

The intangible customer portfolio derives from TIM S.A.'s relationship with its customers. Customer relationships have value for a business, as they represent a stable and recurring source of income.

Mobile Base Customers: On the base date of this assessment, TIM S.A. had 52,826 thousand active users on the mobile base, divided between customers in the Prepaid and Postpaid segments. In the Postpaid segment, with approximately 21,673 thousand customers, the company represented on the base date about 22% of the market share of the modality in the country, while in the Prepaid segment, with approximately 31,153 thousand customers, it represented around 27% of the modality's market share. Mobile services are offered in all Brazilian regions, with an emphasis on the Northeast region, in which it has 33.3% of the market, and in the states of Paraná and Santa Catarina, in which it has 52% of the market.

Fixed Segment (TIM LIVE): The Company also offers services in the fixed segment, through products such as broadband TIM Live, which has a share of around 57.6% of the company's fixed revenue. The service's customer base has shown significant growth, having on the base date around 584 thousand customers, distributed in 27 cities and 2.5 million households, using fiber optic technology. However, revenue from the fixed segment still has a low representation in relation to the company's total revenue, with TIM Live in 2019 presenting about 3% of the company's revenue in the year. Thus, despite showing significant growth in the last year, we believe that the client portfolio for the services in question does not yet have indications of significant market value on the base date.

We understand, therefore, that the users of Tim Prepaid and Postpaid configure, jointly and exclusively, as an intangible customer portfolio existing on the base date of this Study.

EVALUATION METHODOLOGY

To evaluate the Mobile Service Client Portfolio, we use the "With and Without" method, which starts from the income approach to estimate the value of this intangible asset. This methodology consists of determining the difference between the cash flow generated by the asset taking into account the effect of the existence of the Customer Portfolio and the value of the cash flow calculated in a hypothetical scenario in which this asset does not exist at its starting point.

The Customer Portfolio of TIM S.A. was divided into the main types of contracting for mobile services, Prepaid and Postpaid. The postpaid Customer Portfolio consists of customers with a monthly plan whose value is stable, generally established with a contract between the parties containing the services to be provided by TIM S.A. and the costs that such services will have for the user. The Prepaid Customer Portfolio is made up of customers who take advantage of the services by buying credits throughout the month, so the cost of the service depends directly on its use, not characterizing a predictable amount of revenue for the company.

Appraisal Report AP-00458/20-01 - Attachment 1B 1

Cash flows with the Customer Portfolio of each modality are the Company's flows in progress, while cash flows without assets consider the Customer Portfolio to be zeroed at the beginning of the period, being constituted throughout the projection, as if the service started to be offered by the company. In the flow without the Client Portfolio, the other revenue lines maintain their projection based on the company's projection.

After determining the amount attributable to the Customer Portfolio, it is necessary to consider the tax impact of the amortization of the capital gain attributable to this intangible asset. This amortization is an economic benefit for the acquirer that reduces his actual expenditure on the acquisition, and, therefore, it must be taken into account when determining its value.

The present value of the tax amortization benefit of the Customer Portfolio was calculated in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset.

Therefore, the fair value of the Customer Portfolio is the present value of the difference between cash flows with and without the Customer Portfolio, plus the tax benefit of amortization.

- **EVALUATION CRITERIA**

In order to estimate the impact of the lack of Prepaid and Postpaid Customer Portfolios on the projection of cash flows, the following factors were considered:

- **Liquid Net Revenue:** The revenue was projected considering the following assumptions:
  - **New user balance (*gross adds*):** In both portfolios, the new user acquisition curve was considered, starting from an initial base of zero users until reaching a total of approximately 31,153 thousand prepaid users and 21,673 thousand postpaid customers. This funding curve was projected in an increasing way according to the company's funding expectations for the coming years for each of the service lines. In addition, the user curve was also projected considering the percentage of disconnections (churn) on the initial balance of users in the year, until the average percentage of disconnections practiced by the company today is reached, as projected in the cash flow prepared for this study.
- ***Average Revenue Per User* (ARPU):** the initial average ticket was projected as 10% lower than TIM S.A. standard for the two revenue lines, in order to reflect a discount on the price applied given the projection of a more aggressive new user acquisition curve. For the next few years, the average ticket will be varied using the same criteria applied in the projection.
- **EBIT Margin:** the EBIT margin projected for the intangible asset was considered with a reduction of around 2% over the initial years, in order to reflect the greater investments in marketing and marketing innovations to support the projected user acquisition;

Appraisal Report AP-00458/20-01 - Attachment 1B 2

- **IR Deduction:** Deduction from income tax: A tax rate of 34% was considered, according to the taxable income regime, based on the Brazilian Tax Rate on the valuation date;
- **Application of the Discount Rate:** The cash flows after taxes, after the adjustments described above, were brought to present value by the discount rate of the company plus a spread of 0,5%, in order to reflect the additional risk that represents the sale. the isolated intangible asset;
- **Useful Life:** A useful life of 08 (eight) years and 06 (six) months was considered for the Postpaid customer portfolio, and 01 (one) year and 07 (seven) months for the Prepaid customer portfolio. paid out. This period was determined considering the remaining time expected for the existence of these portfolios until they are depleted;
- **Tax Amortization Benefit:** We calculate the tax amortization benefit in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset. This amount was added to the fair value of Customer Portfolios.

CONCLUSION

Based on the analyzes described above and the calculations shown in Attachment 1C, we have concluded the following results:

PORTFOLIO	USEFUL LIFE	FAIR VALUE (BRL Millions)
Pre paid	1 year and 7 months	184
Post paid	8 years and 6 months	3,986

Appraisal Report AP-00458/20-01 - Attachment 1B 3

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1C - POST PAID CUSTOMER PORTFOLIO

SCENARIO WITH CUSTOMERS' PORTFOLIO (POST PAID) (BRL Millions)		APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028
NET REVENUE OTHER INCOME SOURCES		6.497	9.212	9.762	10.452	11.061	11.667	12.268	12.834	13.338
POST PAID NET REVENUE		7.072	9.695	9.980	10.325	10.731	11.148	11.585	12.038	12.510
(% growth)				*2,9%*	*3,5%*	*3,9%*	*3,9%*	*3,9%*	*3,9%*	*3,9%*
USER BASE		17.599	18.200	18.686	19.145	19.575	20.006	20.453	20.909	21.376
Initial balance		17.605	17.954	18.447	18.926	19.365	19.785	20.227	20.678	21.140
Final balance		17.954	18.447	18.926	19.365	19.785	20.227	20.678	21.140	21.612
ARPU		44,65	44,39	44,51	44,94	45,68	46,44	47,20	47,98	48,77
% growth			-0,57%	0,26%	0,98%	1,65%	1,65%	1,65%	1,65%	1,65%
NET REVENUE		13.569	18.907	19.742	20.777	21.792	22.815	23.853	24.873	25.848
EBIT		(1.252)	847	2.870	6.255	6.135	6.044	5.920	5.735	5.726
(% NOR)		-9%	4,48%	15%	30%	28%	26%	25%	23%	22%
TAXES (-)		-	288	976	2.127	2.086	2.055	2.013	1.950	1.947
(% EBIT)		0%	34%	34%	34%	34%	34%	34%	34%	34%
NET PROFIT		(1.252)	559	1.894	4.129	4.049	3.989	3.907	3.785	3.779
(% NOR)		-17,7%	5,8%	19,0%	40,0%	37,7%	35,8%	33,7%	31,4%	30,2%
Parcial period		*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,75*
Mid-Year Convention		*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,13*
Discount factor @ 9.19%	9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,49*
PRESENT VALUE OF EXCESS EARNINGS		(1.212)	501	1.554	3.102	2.787	2.514	2.256	2.001	1.850
SUM OF CASH FLOW PRESENT VALUE		15.353								
Difference between scenarios		3.217								
POST PAID CUSTOMERS' PORTFOLIO VALUE - BEFORE -TAB		3.217								
Intangible Usefull life		*8,5 years*								
Residual TAB		3.217	2.933	2.555	2.176	1.798	1.420	1.041	663	285
Amortized value per year		284	378	378	378	378	378	378	378	285
Amortizartion tax credit		96	129	129	129	129	129	129	129	97
PRESENT VALUE OF AMORTIZATION TAX CREDIT		93	115	106	97	89	81	74	68	47
Fiscal benefit due to amortization		770								
POST PAID CUSTOMERS' PORTIFOLIO VALUE - AFTER-TAB		3.986								
CONTRIBUTORY ASSET - NON COMPETE										
TOTAL NET REVENUE 2021		18.907								
Post paid customers' portifolio fair value (before fiscal benefit)		3.217								
(% NOR)		17,0%								
Return on post-tax		9,19%								
RETORNO POST-TAX (% NOR)		1,56%								

APSIS CONSULTORIA EMPRESARIAL LTDA. 1/4

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1C - POST PAID CUSTOMER PORTFOLIO

SCENARIO WITHOUT CUSTOMERS' PORTFOLIO (POST PAID) (BRL Millions)		APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028
NET REVENUE OTHER INCOME SOURCES	-	6.497	9.212	9.762	10.452	11.061	11.667	12.268	12.834	13.338
POST PAID NET REVENUE		574	1.868	3.250	4.474	5.579	6.595	7.537	8.379	9.056
(% growth)				*74,0%*	*37,7%*	*24,7%*	*18,2%*	*14,3%*	*11,2%*	*8,1%*
USER BASE		1.190	3.897	6.761	9.219	11.308	13.151	14.785	16.171	17.193
Initial balance		-	2.380	5.413	8.109	10.328	12.287	14.015	15.555	16.787
Final balance		2.380	5.413	8.109	10.328	12.287	14.015	15.555	16.787	17.599
ARPU		40,18	39,95	40,06	40,45	41,11	41,79	42,48	43,18	43,89
NET REVENUE	-	7.071	11.080	13.012	14.926	16.640	18.262	19.805	21.214	22.393
EBIT		(723)	441	1.892	4.494	4.685	4.838	4.916	4.891	4.961
(% NOR)		*-10,2%*	*4,0%*	*14,5%*	*30,1%*	*28,2%*	*26,5%*	*24,8%*	*23,1%*	*22,2%*
TAXES (-)		-	150	643	1.528	1.593	1.645	1.671	1.663	1.687
(% EBIT)		*0%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*	*34%*
NET PROFIT		(723)	291	1.248	2.966	3.092	3.193	3.244	3.228	3.274
(% Adjusted NOR)		*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*	*n/a*
Parcial period		*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,75*
Mid-Year Convention		*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,13*
Discount factor @ 9.19%	9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,49*
PRESENT VALUE OF EXCESS EARNINGS		(700)	261	1.024	2.229	2.128	2.013	1.873	1.707	1.603
SUM OF CASH FLOW PRESENT VALUE		12.137								

APSIS CONSULTORIA EMPRESARIAL LTDA.

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APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1C - PRE PAID CUSTOMER PORTFOLIO

SCENARIO WITH CUSTOMERS' PORTIFOLIO (PRE PAID) (BRL Millions)		ABR - DEZ 2020	2021
NET REVENUE OTHER INCOME SOURCES		10.004	14.091
PRE PAID NET REVENUE		3.565	4.817
(% growth)			
USER BASE		32.132	31.290
Initial balance		32.984	31.737
Final balance		31.737	30.843
ARPU		12,33	12,83
% growth			4,05%
NET REVENUE		13.569	18.907
EBIT		(1.252)	847
(% NOR)		-9%	4,48%
TAXES (-)		-	288
(% EBIT)		0%	34%
NET PROFIT		(1.252)	559
(% NOR)		-35,1%	11,6%
Parcial period		0,75	0,83
Mid-Year Convention		0,38	1,25
Discount factor @ 9.19%	9,2%	0,97	0,90
PRESENT VALUE OF EXCESS EARNINGS		(1.212)	501
SUM OF CASH FLOW PRESENT VALUE		(711)	
Difference between scenarios		140	
PRE PAID CUSTOMERS' PORTIFOLIO VALUE - BEFORE -TAB		140	
Intangible Usefull life		***1,6 years***	
Residual TAB		140	73
Amortized value per year		67	73
Amortizartion tax credit		23	25
PRESENT VALUE OF AMORTIZATION TAX CREDIT		22	22
Fiscal benefit due to amortization		44	
PRE PAID CUSTOMERS' PORTIFOLIO VALUE - AFTER -TAB		184	
CONTRIBUTORY ASSET - NON COMPETE			
TOTAL NET REVENUE 2021		18.907	
Pre paid customers' portifolio fair value (before fiscal benefit)		140	
(% NOR)		0,7%	
Return on post-tax		9,19%	
RETORNO POST-TAX (% NOR)		0,07%	

APSIS CONSULTORIA EMPRESARIAL LTDA.

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APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1C - PRE PAID CUSTOMER PORTFOLIO

SCENARIO WITHOUT CUSTOMERS' PORTIFOLIO (PREPAID) (BRL Millions)		APR-DEC 2020	2021
NET REVENUE OTHER INCOME SOURCES	-	10.004	14.091
POST PAID NET REVENUE		1.138	3.383
(% growth)			
USER BASE		8.548	24.417
Initial balance		-	17.096
Final balance		17.096	31.737
ARPU		11,10	11,55
NET REVENUE	-	11.142	17.473
EBIT		(1.251)	608
(% NOR)		*-11,2%*	*3,5%*
TAXES (-)		-	207
(% EBIT)		*0%*	*34%*
NET PROFIT		(1.251)	401
(% Adjusted NOR)		*n/a*	*n/a*
Parcial period		*0,75*	*0,83*
Mid-Year Convention		*0,38*	*1,25*
Discount factor @ 9.19%	9,2%	*0,97*	*0,90*
PRESENT VALUE OF EXCESS EARNINGS		(1.211)	359
SUM OF CASH FLOW PRESENT VALUE		(851)	

APSIS CONSULTORIA EMPRESARIAL LTDA.

4/4

EXPLORATION LICENSES

- **DESCRIPTION**

TIM S.A. participated, throughout the company's existence, in several Anatel auctions in order to acquire authorization to operate on frequencies throughout the national territory. Such licenses, however, once auctioned at auctions, have a term of validity, which is a limitation for the operation of the company and the evaluation of this intangible asset. The charts below summarize the auctions equivalent to the acquired frequency licenses and their maturities.

Appraisal Report AP-00458/20-01 – Attachment 1D 1

The acquisition of these licenses led TIM S.A. to hold the right to exploit these spectra, being able to offer mobile service in the national territory. The licenses in question have an initial term of 15 years, but the possibility of renewing them for an equal period for an equal period is defined in the contract. This renewal, however, is not being considered in the scenario of valuation of these assets, the premise being adopted that with the expiration of the licenses there would be no renewal and, therefore, the loss of the rights to explore the frequency would occur.

Bearing in mind that such licenses were obtained in frequency bids promoted by Anatel, in which the total exclusivity of frequency operation by the winning companies is determined, we understand that these licenses represent a relevant asset for the company, being the same object of analysis and evaluation.

- **EVALUATION METHODOLOGY**

For the valuation of these assets, it is necessary to consider the following aspects:

  - On the base date of this Study, the amount paid by TIM SA itself for the acquisition of spectra mentioned between 2006 and 2016 is not a good indicator of fair value for such licenses, due to the time already elapsed from the acquisitions to the speed of obsolescence sector technology that is constantly renewing (2G, 3G, 4G, etc.).

Considering these aspects, the methodology used to define the value of the exploration licenses held by TIM SA was the income approach and, specifically, the Multi Period Excess Earnings Method (MPEEM), as it is possible to conclude that it is the company's main asset.

This method is based on the concept that the fair value of an intangible asset is equal to the present value of the cash flows attributable to the asset. These cash flows must be net of the contribution of other assets, tangible or intangible, which are necessary for the realization of cash flows.

Using the analysis of the projected results of the company as a whole, cash flows before taxes attributable to the operating license are calculated, considering the base date of the valuation. As with the company's cash flow, the cost of services offered and other operating expenses are deducted from the projected revenue attributed to the operating license, determining net operating income. Thereafter, charges on the identified contributing assets that are directly related to the exploration license in question (CAC or Contributory Asset Charges) are deducted).

Appraisal Report AP-00458/20-01 - Attachment 1D 3

After determining the amount attributable to the operating license, it is necessary to consider the tax impact of the amortization of goodwill attributable to this intangible asset. This amortization is an economic benefit for the acquirer, since it reduces his actual expenditure on the acquisition, and therefore, it is necessary to consider the amortization for determining its value.

The present value of the benefit of the tax amortization of the operating license was calculated in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset.

- **VALUATION CRITERIA**

The following steps were applied in the evaluation of the fair value of the exploration license, using the MPEEM methodology:

- **Determination of revenue:** The revenue considered was based on the operating licenses existing at the base date of the assessment. Licenses differ by region, technology (4G, 3G or 2G) and the frequency used to provide the service. TIM S.A. has several licenses with different aspects and, to determine how much of the company's revenue we could attribute to each one, the criteria of user volume that they represent within the total volume of users of the company were used. The evolution of revenue was projected considering the projection of total expected revenue for the company.
- **Costs and expenses:** The costs and expenses considered were based on the projected cash flow for this study, proportionally;
- **Income tax deduction:** 34% tax rate was used, based on the Brazilian tax rate on the base
- **Other CACs:** In order to isolate the cash flows attributable only to the operating license, the charges for contributory assets were deducted, determining the economic return on the assets that contribute to its cash flows. The post-tax contributory assets that were considered are:
  - **CAC fixed assets (return on and return of):** The CAC on fixed assets represents a return on property, plant and equipment based on their fair value on the valuation base date. For TIM S.A., an annual CAC after tax of 4.1% was used for fixed assets and applied to the projected net revenue year by year. This rate was calculated based on the company's financial statements. Depreciation of these assets was also considered, since maintenance charges should also be added to the calculation.
  - **CAC working capital:** Working capital is required to support business operations. An annual after-tax CAC of 4.1% was applied based on the company's financing rate.
  - **CAC workforce:** The workforce is considered an element of goodwill and not a separately identified intangible asset. However, it is considered as an asset that contributes to the generation of the company's cash flow and, therefore, it is necessary to apply a CAC on the operating license. For this, a return rate equal to the COMPANY's discount rate was considered.

Appraisal Report AP-00458/20-01 - Attachment 1D 4

- **CAC Customer Portfolio**: We understand that the customer portfolio is an essential asset for the generation of cash flow of TIM S.A., as well as the operating license. For this, a return rate equal to the company's discount rate was considered.
- **Application of the discount rate**: After-tax cash flows, after the adjustments described above, were brought to present value at the appropriate rate of return given the nature of the asset. A discount rate equal to the company's discount rate plus a spread of 0,5% was considered.
- **Determination of Useful Life**: The useful life of the company's licenses was considered to be the useful life of the license with the most distant maturity in 2031. However, since each license has its own maturity, it was considered that on the individual maturity date of each one would be the loss of the company's exploration rights for the expired frequency. This loss of rights is reflected in the reduction in revenue attributed to licenses in proportion to the volume of users that the license in question represented.
- **Tax benefit of amortization**: We calculate the tax benefit of amortization of surplus value in accordance with current tax guidelines, which require tax amortization according to the useful life of the asset. This value was added to the fair value of the exploration license.

CONCLUSION

Based on the analyzes described in this annex, we estimate a fair value of R$ 18,264 million and a useful life of 11 (eleven) years for the license asset exploration.

Appraisal Report AP-00458/20-01 - Attachment 1D 5

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1E - WORKING CAPITAL MPEEM

WORKING CAPITAL RETURN (BRL Millions)		APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
NET REVENUE		12.065	16.501	17.021	17.358	13.419	13.596	14.053	14.533	7.077	7.179	1.214	1.195
Inicial Working Capital		1.826	2.566	2.569	2.670	2.741	2.132	2.178	2.266	2.354	1.149	1.166	197
Working Capital Variation		741	2	102	71	(609)	46	88	89	(1.205)	16	(969)	(3)
Final Working Capital		2.566	2.569	2.670	2.741	2.132	2.178	2.266	2.354	1.149	1.166	197	194
Average Balance of Working Capital		2.196	2.567	2.619	2.706	2.436	2.155	2.222	2.310	1.752	1.157	681	195
Return of Working Capital (Return On)	*4,1%*	68	106	108	112	101	89	92	96	72	48	28	8
(NET revenue %)		*0,56%*	*0,64%*	*0,64%*	*0,64%*	*0,75%*	*0,66%*	*0,65%*	*0,66%*	*1,02%*	*0,67%*	*2,32%*	*0,68%*

APSIS CONSULTORIA EMPRESARIAL LTDA.

1/3

APPRAISAL REPORT AP-00458/20-01

ATTACHMENT 1E - FIXED ASSETS AT MARKET VALUE

FIXED ASSETS AT MARKET VALUE TIM S.A. (BRL Millions)	VALUATION DATE 31/03/2020	APR-DEC 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
INVESTIMENTO EM MANUTENÇÃO		362	495	511	521	403	408	422	436	212	215	36	36
INVESTIMENTO EM EXPANSÃO													
Total Investments (Maintenance + Expansion)	-	362	495	511	521	403	408	422	436	212	215	36	36
Investments Depreciacion	-	15	70	127	186	238	285	332	381	418	417	374	320
Costs of Fixed Assets (ORIGINAL)	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706	11.706
Residual Value	11.706	10.705	9.370	8.034	6.699	5.364	4.029	2.694	1.358	23	-	-	-
Original fixed assets depreciation	-	1.001	1.335	1.335	1.335	1.335	1.335	1.335	1.335	1.335	23	-	-
Total Depreciation	334	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320

NEW FIXED ASSETS DEPRECIATION	31/03/2020	ABR - DEZ 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
ABR - DEZ 2020		15	41	41	41	41	41	41	41	41	16	-	-
2021		-	28	56	56	56	56	56	56	56	56	15	-
2022		-	-	29	58	58	58	58	58	58	58	58	16
2023		-	-	-	30	59	59	59	59	59	59	59	59
2024		-	-	-	-	23	46	46	46	46	46	46	46
2025		-	-	-	-	-	23	47	47	47	47	47	47
2026		-	-	-	-	-	-	24	48	48	48	48	48
2027		-	-	-	-	-	-	-	25	50	50	50	50
2028		-	-	-	-	-	-	-	-	12	24	24	24
2029		-	-	-	-	-	-	-	-	-	12	25	25
2030		-	-	-	-	-	-	-	-	-	-	2	4
2031		-	-	-	-	-	-	-	-	-	-	-	2
RETURN OF		1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
Investments Depreciation		15	70	127	186	238	285	332	381	418	417	374	320
Original fixed assets depreciation		1.001	1.335	1.335	1.335	1.335	1.335	1.335	1.335	1.335	23	-	-
RETURN ON	4,1%	353	438	400	360	315	265	215	162	104	67	56	43
Inical Balance		11.706	11.051	10.142	9.190	8.190	7.019	5.807	4.562	3.282	1.741	1.516	1.179
Depreciation		(1.017)	(1.405)	(1.462)	(1.521)	(1.574)	(1.620)	(1.667)	(1.716)	(1.753)	(440)	(374)	(320)
Investments (TOTAL)		362	495	511	521	403	408	422	436	212	215	36	36
Final Balance		11.051	10.142	9.190	8.190	7.019	5.807	4.562	3.282	1.741	1.516	1.179	894
Average Balance of Fixed Assets		11.379	10.596	9.666	8.690	7.604	6.413	5.184	3.922	2.511	1.629	1.347	1.037

APSIS CONSULTORIA EMPRESARIAL LTDA.

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APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1E - INTANGIBLE ASSETS MPEEM

LICENSE EXPLORATION (BRL Millions)	ABR - DEZ 2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
OPERATING NET REVENUE ATTRIBUTED TO CURRENT CUSTOMERS	12.065	16.501	17.021	17.358	13.419	13.596	14.053	14.533	7.077	7.179	1.214	1.195
OPERATING COSTS (-)	(6.513)	(9.326)	(9.484)	(9.555)	(7.302)	(7.283)	(7.428)	(7.610)	(3.687)	(3.742)	(634)	(625)
EBITDA (=)	5.552	7.175	7.537	7.803	6.117	6.313	6.625	6.924	3.389	3.437	580	570
% EBITDA	*46,0%*	*43,5%*	*44,3%*	*45,0%*	*45,6%*	*46,4%*	*47,1%*	*47,6%*	*47,9%*	*47,9%*	*47,8%*	*47,7%*
DEPRECIATION (-)	(1.017)	(1.405)	(1.462)	(1.521)	(1.574)	(1.620)	(1.667)	(1.716)	(1.753)	(440)	(374)	(320)
AMORTIZATION (-)	(628)	(837)	(837)	(837)	(837)	(455)	-	-	-	-	-	-
EBIT (=)	3.907	4.933	5.238	5.445	3.706	4.238	4.957	5.208	1.636	2.997	207	250
% EBIT	*32,4%*	*29,9%*	*30,8%*	*31,4%*	*27,6%*	*31,2%*	*35,3%*	*35,8%*	*23,1%*	*41,7%*	*17,0%*	*20,9%*
IR/CSSL (-)	(1.328)	(1.677)	(1.781)	(1.851)	(1.260)	(1.441)	(1.686)	(1.771)	(556)	(1.019)	(70)	(85)
Taxes (Taxes/EBIT)	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*	*-34,0%*
NET PROFIT (=)	2.579	3.256	3.457	3.594	2.446	2.797	3.272	3.437	1.080	1.978	136	165
net margin (Net Profit/ROL)	*21,4%*	*19,7%*	*20,3%*	*20,7%*	*18,2%*	*20,6%*	*23,3%*	*23,6%*	*15,3%*	*27,6%*	*11,2%*	*13,8%*
INFLOW	3.596	4.661	4.919	5.115	4.020	4.417	4.939	5.153	2.833	2.418	510	485
NET PROFIT (=)	2.579	3.256	3.457	3.594	2.446	2.797	3.272	3.437	1.080	1.978	136	165
DEPRECIATION/AMORTIZATION (+)	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
OUTFLOW	1.692	2.297	2.329	2.358	2.272	2.261	2.269	2.280	2.078	707	483	396
Working Capital - *Return On*	68	106	108	112	101	89	92	96	72	48	28	8
Fixed Assets - *Return On*	353	438	400	360	315	265	215	162	104	67	56	43
Fixed Assets - *Return Of*	1.017	1.405	1.462	1.521	1.574	1.620	1.667	1.716	1.753	440	374	320
Work Force - *Return On*	57	78	81	82	64	64	67	69	34	34	6	6
Post Paid Customers' Portfolio - *Return On*	189	258	266	271	210	213	220	227	111	112	19	19
Pre Paid Customers' Portfolio - *Return On*	8	11	12	12	9	9	10	10	5	5	0,8	0,8
SIMPLE BALANCE	1.903	2.364	2.590	2.757	1.748	2.157	2.670	2.873	755	1.711	27	89
Parcial Period	*0,75*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*1,00*	*0,25*
Mid-Year Convention	*0,38*	*1,25*	*2,25*	*3,25*	*4,25*	*5,25*	*6,25*	*7,25*	*8,25*	*9,25*	*10,25*	*10,88*
Discount Factor @ 9,2% 9,2%	*0,97*	*0,90*	*0,82*	*0,75*	*0,69*	*0,63*	*0,58*	*0,53*	*0,48*	*0,44*	*0,41*	*0,38*
Discounted Cash Flow	1.842	2.118	2.125	2.072	1.203	1.359	1.541	1.519	365	759	11	34

LICENSES VALUE - BEFORE -TAB	14.949
LICENSES ACCOUNTED VALUE	4.432
LICENSES ADDED VALUE	10.517
Intangible life	***11 years***
ADDED VALUE FISCAL BENEFIT VALUE	3.315
ADDED VALUE - AFTER -TAB	13.832
LICENSES FAIR VALUE	18.264

APSIS CONSULTORIA EMPRESARIAL LTDA. 3/3

APPRAISAL REPORT AP-00458/20-01 ATTACHMENT 1F - EXCHANGE RATIO

EXCHANGE RATIO - TOTAL SHARES OF TIM PARTICIPAÇÕES AGAINST TIM S.A.'S SHARES	
MARKET VALUE OF TIM S.A.	
(A) Equity value adjusted to market TIM S.A. (BRL Millions)	33.715
(B) No. of stocks TIM S.A. (Millions)	423
(C = A / B) Value per share (BRL)	79,71
MARKET VALUE OF TIM PARTICIPAÇÕES	
(A) Equity value adjusted to market TIM PART. (BRL Millions)	33.761
(B) No. of stocks TIM PART. (Millions)	2.421
(C = A / B) Value per share (BRL)	13,94
EXCHANGE RATIO	
0,17494 shares of TIM S.A. per share of TIM PARTICIPAÇÕES	

APSIS CONSULTORIA EMPRESARIAL LTDA. 1/1

1. EVALUATION METHODOLOGY

▪ FAIR VALUE OF MACHINERY AND EQUIPMENT

The Company's main physical assets consist of data transmission and switching equipment, which connect calls made and received by customers / subscribers, and base radio stations, which include certain transmission equipment with signal reception, covering a defined area. . At the base radio stations, the Company also installed antennas and accessory equipment to connect the antennas to the control switching equipment.

The assets under analysis are mostly electronic equipment, which at the end of their economic useful life do not present relevant values in the case of resale, as technological obsolescence is expected and, according to downturn reports from the last five years, these values tend to zero and incur in expenses for withdrawal.

AGE OF ASSET OR OPERATIONAL AGE (t)

TIM annually conducts a technical study to assess the economic useful life of its property, plant and equipment, making adjustments to the accounting depreciation criteria if signs of obsolescence or changes in the technical useful life of each component are identified.

ESTIMATED SHELF LIFE (T)

The estimated useful life for each class of TIM fixed assets was defined according to the criteria provided for in technical pronouncement CPC 27 - Property, Plant and Equipment, and is summarized in the table below:

GROUP OF FIXES ASSETS	TECHNICAL USEFUL LIFE (years)
Transmission/switch equipments	5 to 10
Optical fiber cables	10
Lending appliances	2 to 7
Infrastructure	5 to 25
Third party properties improvements	5 to 10
Computer assets	5 to 10
General use assets	5 to 10

RESIDUAL VALUE (RV)

The residual value is estimated at the end of the asset's operational useful life, corresponding to the price paid in an organized market after the end of its operational useful life. Internal reports from TIM's operational areas and supplies show that the expenses associated with the disposal of the main electronic components exceed any gains in sales as scrap. In this way, zero is adopted as the best estimate for the residual values of the main groups of equipment.

Appraisal Report AP-00458/20-01 - Attachment 2 1

EVALUATION METHODOLOGY

EVALUATION CRITERIA BY GROUP OF PROPERTY

FIXED ASSET	ADJUSTMENT CRITERIA
Transmission/switch equipments	FAIR VALUE
Optical fiber cables	FAIR VALUE
Lending appliances	ACCOUNTING
Infrastructure	FAIR VALUE
Computer assets	ACCOUNTING
General use assets	FAIR VALUE
Leasing	ACCOUNTING
Land	ACCOUNTING
Construction in progress	ACCOUNTING

The fair value of property, plant and equipment classes was calculated based on the historical cost value (Acquisition Value), adjusted up to the base date by FGV-IPA - DI (Broad Price Index - Internal Availability) indices, which are consecrated and specific to each class of equipment, updated and depreciated according to the percentage of useful life elapsed for each individual asset.

FGV-IPA-DI INDEX (Broad Price Index - Internal Availability - IPA-DI)

The Broad Price Index - Internal Availability (IPA-DI) is an economic indicator of national scope. It is structured to measure the average price variations received by domestic producers when selling their products. Its composition is based on structural surveys related to the agricultural and industrial sectors, in addition to the National Accounts, all released by IBGE. It is monthly and is calculated based on systematic price surveys carried out in the main production regions of the country.

The industry, which at IPA comprises transformation activities (including suppliers of electronic components for the Telecom sector) and mineral extraction, had its structure conceived from the IBGE's Annual Industrial Survey (PIA).

Some activities and classes of products participating in PIA, such as oil extraction and aircraft construction, due to methodological peculiarities or difficulties in obtaining prices, were not included in the coverage of the IPA's industrial portion.

Then, items identified by codes of the Industry Product List (PRODLIST) were selected, based on the PIA - Product, with sales values significant enough to generate weightings in the IPA.

In many cases, the aggregation of such products was used, ensuring coverage for the IPA, without the need for excessive fragmentation of its basket. It was established, as a criterion for these consolidations, that the products to be added belonged to the same CNAE group, three-digit classification.

For industrial products, prices are raised directly from the reporting companies, through their own collection network that only includes producers. The items selected for collection correspond to the product varieties most representative of the sales of the reporting companies. Such prices refer to net cash sales, that is, excluding taxes on products,

Appraisal Report AP-00458/20-01 - Attachment 2 2

freight (when this expense can be identified) and eventual discounts. Each informant is surveyed once a month, always within the same ten-year period, a method known as “end to end”. The price ratio results from a direct comparison between the price collected in the reference month and that obtained in the same period of the previous month. For the update of the 343 series that make up the IPA, approximately 1,200 informants are consulted monthly, obtaining approximately 5,800 quotations.

In this report, the supplier indices (IPA-OG-DI) were used in the categories of telephone switching, reception and transmission devices.

Appraisal Report AP-00458/20-01 - Attachment 2 3

2. EVALUATION RESULTS

The evaluative calculations were prepared according to the methods described above, on the valuation date of March 31, 2020.

In the table below, we present the summary of the values found for Transmission Equipment, Switching Equipment, Network Infrastructure, Machines and Equipment, General Installations, Fiber Optic Cable, and Data Equipment. The individual items, in each subclass, selected for adjustment represented 82% of the total net accounting fixed assets on the base date (excluding from the base the group already adjusted to fair value as a result of IFRS 16 / CPC 06 (R2):

balances in BRL thousands

FIXED ASSETS	BALANCE IN 03/31/2020	ADJUSTMENT CRITERIA	ADJUSTMENT	FAIR VALUE
Transmission/switch equipments	6,687,770	FAIR VALUE	656,627	7,344,397
Optical fiber cables	405,918	FAIR VALUE	69,153	475,071
Lending appliances (***)	228,796	ACCOUNTING	0	228,796
Infrastructure	2,430,373	FAIR VALUE	351,867	2,782,240
Computer assets (***)	162,809	ACCOUNTING	0	162,809
Bens de uso geral	270,989	FAIR VALUE	73,061	344,050
Leasing (*)	6,350,725	ACCOUNTING	0	6,350,725
Land (**)	40,794	ACCOUNTING	0	40,794
Construction in progress (***)	1,296,012	ACCOUNTING	0	1,296,012
TOTAL	**17,874,186**		**1,150,709**	**19,024,895**

(*) accounted values already reflect the fair value according to IFRS 16 / CPC 06 (R2)

(**) value was not update due to the immateriality on the total fixed assets context

(***) book value adopted as the best estimate, either by the high economic depreciation in the category, or by the initial stage of the project (construction in progress).

Appraisal Report AP-00458/20-01 - Attachment 2 4

FIXED ASSET CLASS	DESCRIPTION OF ACCOUNTED ASSETS	ACQUISITION VALUE	ACCUMULATED DEPRECIATION	BOOK VALUE	REPLACEMENT VALUE	EVALUATION ACUMULATED DEPRECIATION VALUE	CURRENT VALUE	AMOUNT REGISTERED	ADJUSTMENT
B3030101	Switching Devices - GSM	3,011,705,672.04	-2,971,532,799.95	40,172,872.09	3,971,277,476.83	-3,918,186,160.47	53,091,316.36	81,315	12,918,444
B3030103	Switching Devices - GSM	1,357,581,446.50	-487,408,617.25	870,172,829.25	1,528,616,534.68	-590,396,426.79	938,220,107.89	64,427	68,047,279
B3030111	Switching Devices - TDMA	400,789,387.84	-400,789,387.84	0.00	537,614,756.58	-537,614,756.58	0.00	1,650	-
B3030122	Switching Devices - 3G	1,323,010,080.04	-921,236,894.25	401,773,185.79	1,706,024,941.64	-1,223,921,286.46	482,103,655.17	109,678	80,330,469
B3030123	Switching Devices - 3G	223,573,445.02	-177,024,750.77	46,548,694.25	297,959,676.19	-240,032,878.88	57,926,797.31	9,120	11,378,103
B3030124	Switching Devices - 4G	9,238,032.89	-142,825.02	9,095,207.87	9,939,209.79	-155,587.73	9,783,622.06	39	688,414
B3030601	Transmission Devices - GSM	6,678,742,591.87	-6,006,741,698.11	672,000,893.76	6,970,484,248.23	-6,238,791,763.65	731,692,484.58	2,019,212	59,691,591
B3030602	Transmission Devices -GSM	220,236,599.95	-163,582,192.33	56,654,407.62	242,263,893.01	-181,294,807.12	60,969,085.90	8,299	4,314,678
B3030611	Transmission Devices -TDMA	1,557,070,104.86	-1,557,070,104.86	0.00	1,728,469,950.87	-1,728,469,950.87	0.00	49,047	-
B3030621	Transmission Devices -GSM	30,614,185.40	-26,294,046.59	4,320,138.81	38,233,616.89	-32,484,081.64	5,749,535.25	2,789	1,429,396
B3030622	Transmission Devices - 3G	5,163,902,697.55	-2,955,041,733.90	2,208,860,963.65	5,680,609,645.38	-3,265,796,266.75	2,414,813,378.62	1,188,026	205,952,415
B3030623	Transmission Devices - 3G	14,024,221.61	-13,537,254.25	486,967.36	16,032,544.90	-15,451,166.37	581,378.54	5,084	94,411
B3030624	Transmission Devices - 4G	3,498,114,639.34	-364,019,385.28	3,134,095,254.06	3,749,894,536.35	-402,104,397.66	3,347,790,138.68	568,584	213,694,885
B3030625	Transmission Devices - Ran Sharing 4G-Credor	-261,761,589.79	87,173,783.76	-174,218,277.95	-290,375,159.34	98,032,591.11	-192,342,568.24	383	- 18,124,290
B3030626	Transmission Devices - 4G	2,070,483.97	-1,429,620.23	640,863.74	2,383,342.40	-1,645,459.94	737,882.46	125	97,019
B3030631	Network Infrastructure	38,739,046.63	-38,739,046.63	0.00	38,256,185.19	-38,256,185.19	0.00	575	-
B3030701	Network Infrastructure	173,817,026.18	-90,108,406.03	83,708,620.15	202,268,001.21	-102,028,199.83	100,239,801.39	3,921	16,531,181
B3030711	Network Infrastructure	23,923,014.71	-16,290,873.44	7,632,141.27	28,724,346.00	-18,977,784.46	9,746,561.54	1,758	2,114,420
B3030721	Network Infrastructure	1,176,347,345.14	-762,494,469.70	413,852,875.44	1,424,047,520.95	-906,245,475.72	517,802,045.24	532,650	103,949,170
B3030722	Network Infrastructure	34,199,738.57	-5,142,085.91	29,057,652.66	40,067,212.26	-6,303,984.84	33,763,227.42	30,736	4,705,575
B3030731	Network Infrastructure	1,796,155,505.75	-1,393,385,866.44	402,769,639.31	2,227,263,577.87	-1,713,313,051.69	513,950,526.19	402,720	111,180,887
B3030741	Network Infrastructure	164,323,861.83	-62,553,240.02	101,770,621.81	182,779,547.40	-64,618,818.97	118,160,728.43	13,526	16,390,107
B3030761	Network Infrastructure	238,588,873.20	-93,597,327.58	144,991,545.62	265,577,961.49	-93,955,625.48	171,622,336.01	156,869	26,630,790
B3030771	Network Infrastructure	256,248,759.19	-163,355,619.43	92,893,139.76	311,746,333.28	-191,655,437.58	120,090,895.70	33,631	27,197,756
B3030781	Network Infrastructure	120,657,412.92	-30,166,495.31	90,490,917.61	155,192,419.02	-39,059,889.16	116,132,529.86	8,200	25,641,612
B3031401	Machinery and Equipments	15,919,770.24	-15,778,985.54	140,784.70	26,210,224.13	-26,005,872.25	204,351.88	673	63,567
B3031402	Machinery and Equipments	277,432.24	-277,432.24	0.00	509,411.43	-509,411.43	0.00	67	-
B3031403	Machinery and Equipments	1,537,246.86	-1,534,670.60	2,576.26	4,197,079.23	-4,193,340.43	3,738.81	75	1,163
B3031411	Machinery and Equipments	185,536,520.07	-122,249,288.88	63,287,231.19	276,500,060.35	-201,701,556.70	74,798,503.65	59,520	11,511,272
B3031412	Machinery and Equipments	31,540,487.87	-25,910,343.20	5,630,144.67	54,665,776.27	-48,336,391.59	6,329,384.69	47,060	699,240
B3031413	Machinery and Equipments	91,973,611.37	-62,996,405.41	28,977,205.96	156,293,545.93	-122,255,349.07	34,038,196.86	34,764	5,060,991
B3031422	Machinery and Equipments	2,391,085.28	-2,153,820.21	237,265.07	3,929,552.47	-3,624,959.66	304,592.81	554	67,328
B3031423	Machinery and Equipments	7,249,543.36	-6,903,813.98	345,729.38	12,752,776.28	-12,285,064.08	467,712.20	1,314	121,983
B3031432	General Instalations	16,057,994.14	-9,920,452.72	6,137,541.42	25,237,313.54	-17,735,004.79	7,502,308.76	15,108	1,364,767
B3031433	General Instalations	161,460,867.59	-93,411,573.66	68,049,293.93	239,453,245.70	-160,317,489.48	79,135,756.22	93,482	11,086,462
B3080101	Optical Fiber Cable Fixed Underground	624,402,931.95	-470,331,309.89	154,071,622.06	768,255,063.13	-574,269,668.63	193,985,394.50	65,424	39,913,772
B3080102	Optical Fiber Cable Fixed Overhead	153,864,428.27	-38,255,280.78	115,609,147.49	193,075,615.99	-49,037,585.55	144,038,030.44	186,787	28,428,883
B3080103	Optical Fiber Cable Fixed Submerged	65,045,874.64	-62,147,471.46	2,898,403.18	60,962,708.21	-57,253,770.83	3,708,937.38	149	810,534
B3080104	Fixed Anal. Switching Devices	53,940.31	-25,070.43	28,869.88	73,356.44	-34,078.74	39,277.70	21	10,408
B3080105	Fixed Digital Switching Devices	246,326,179.77	-240,665,021.74	5,661,158.03	358,944,420.74	-350,948,506.16	7,995,914.58	31,182	2,334,757
B3080106	Fixed Technical Instalation	552,949,298.86	-390,899,500.03	162,049,798.83	835,859,595.27	-613,199,819.97	222,659,775.30	61,051	60,609,976
B3080107	Fixed Digital Trasmission Devices	702,674,475.97	-645,308,722.12	57,365,753.85	737,548,079.83	-676,602,072.42	60,946,007.41	162,098	3,580,254
B3080108	Satelite & DCMS Fixed Trasmission Equipment	200,198,961.32	-177,014,573.24	23,184,388.08	210,898,006.43	-186,081,930.71	24,816,075.72	5,367	1,631,688
B3080109	Fixed Access Trasmission Equipment	340,058,017.76	-211,488,973.69	128,569,044.07	364,774,920.57	-227,539,225.93	137,235,694.64	200,917	8,666,651
B3080110	Data Equipment - Fixed Telephony	68,335,533.64	-57,156,324.54	11,179,209.10	66,544,427.24	-55,474,572.06	11,069,855.18	70,738	- 109,354
	TOTAL	R$ 30,719,766,784.72	-R$ 21,248,939,991.72	R$ 9,471,196,321.08	R$ 35,462,037,498.23	-R$ 24,840,132,523.16	R$10,621,904,975.07	6,328,715	R$ 1,150,708,653.99

Appraisal Report AP-00458/20-01 - Attachment 2 5

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

BALANCE SHEETS

March 31, 2020 and December 31, 2019

(In thousands of Reais)

	Notes	Parent Company		Consolidated	
		03/2020	12/2019	03/2020	12/2019
Asset		22,737,360	23,133,188	39,499,755	40,348,924
Current Assets		108,250	677,929	7,186,880	8,454,129
Cash and cash equivalents	4	20,396	762	1,590,927	2,284,810
Marketable securities	5	14,365	12,167	39,279	654,479
Trade accounts receivable	6	520	1,844	3,123,849	3,184,780
Inventory	7	-	-	268,547	203,278
Dividends and interest on shareholders' equity receivable	13	-	597,550	-	-
Indirect taxes, charges and contributions recoverable	8	-	-	419,074	420,284
Direct taxes, charges and contributions recoverable	9	28,474	28,383	1,137,312	1,395,193
Prepaid expenses	11	2,327	2.729	411,720	175,868
Derivative Financial Instruments	37	-	-	49,444	16,602
Financial leases	16	-	-	5,379	4,931
Regulatory credits recoverable	17	-	-	47,293	33,090
Other current assets		42,168	34,494	94,056	80,814
Non-current assets		22,629,110	22,455,259	32.312.875	31,894,795
Long-term receivables		86,855	88,077	4,899,272	4,614,305
Marketable securities	5	-	-	3,926	3,849
Trade accounts receivable	6	-	-	155,841	103,075
Indirect taxes, charges and contributions recoverable	8	-	-	835,344	823,349
Direct taxes, charges and contributions recoverable	9	-	-	2,386,830	2,367,607
Deferred income tax and social contribution	10	-	-	-	-
Judicial Deposit	12	85,617	87,049	969,556	1,006,899
Prepaid expenses	11	1,238	1,028	63,172	69,656
Derivative Financial Instruments	37	-	-	272,627	29,909
Financial leases	16	-	-	150,135	151,447
Other current assets		-	-	61,841	58,514
Investment	13	22,384,699	22,209,626	-	-
Property, plant and equipment	14	-	-	17,874,186	17,612,164
Intangible	15	157,556	157,556	9,539,417	9,668,326

The accompanying notes are an integral part of the quarterly information.

3

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

BALANCE SHEETS

March 31, 2020 and December 31, 2019

(In thousands of Reais)

		Parent Company		Consolidated	
	Note	**03/2020**	**12/2019**	**03/2020**	**12/2019**
Other Long-Term Liabilities		22,737,360	23,133,188	39,499,755	40,348,924
Total Liabilities		149,905	701,370	16,912,300	17,917,106
Current		71,531	624,194	5,957,115	8,117,479
Current Assets	18	9,680	(6,987)	2,634,800	3,923,035
Suppliers	20	-	-	1,149,764	1,384,180
Loans and financings	16	-	-	885,521	873,068
Financial leases	36	-	-	4,146	858
Derivative Financial Instruments		1,146	898	253,513	(218,421)
Payroll and related charges	21	545	530	585,453	463,606
Indirect taxes, charges and contributions payable	22	190	25,816	73,864	296,305
Direct taxes, charges and contributions payable	25	47,834	577,837	47,834	577,837
Dividends and interest on shareholders' equity payable	19	-	-	89,285	88,614
Authorizations payable	23	-	-	219,623	281,930
Deferred revenues		12,136	12,126	13,312	9,625
Other current liabilities					
		78,374	77,176	10,955,185	9,799,627
Non-current assets					
Loans and financings	20	-	-	1,311,574	644,908
Derivative Financial Instruments	36	-	-	-	3,547
Financial leases	16	-	-	7,283,025	6,907,802
Indirect taxes, charges and contributions payable	21	-	-	3,036	2,997
Direct taxes, charges and contributions payable	22	-	-	212,770	212,310
Deferred income tax and social contribution	10			146,441	47,734
Provision for legal and administrative proceedings	24	48,622	47,423	885,663	840,637
Pension plan and other post-employment benefits	37	-	-	5,782	5,782
Authorizations payable	19	-	-	239,065	237,723
Deferred revenues	23	-	-	808,276	827,182
Other current liabilities		29,752	29,753	59,553	69,005
Shareholders' equity	25	22,587,455	22,431,818	22,587,455	22,431,818
Capital Stock		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		410,753	410,650	410,753	410,650
Profit reserves		12,159,162	12,159,162	12,159,162	12,159,162
Accumulated other comprehensive income		(1,088)	(1,088)	(1,088)	(1,088)
Treasury shares		(9,511)	(3,204)	(9,511)	(3,204)
Profit for the period		161,841	-	161,841	-

The explanatory notes are an integral part of the quarterly information.

4

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

(In thousands of Reais, except as otherwise stated)

		Parent Company		Consolidated	
	Notes	**1st Qtr / 20**	**03/2020**	**1st Qtr / 19**	**03/2019**
Net revenue	27	-	-	-	-
Costs of services provided and goods sold	28	-	-	-	-
Gross income		-	-	-	-
Operational incomes (expenses):					
Selling expenses	28	-	-	-	-
General and administrative expenses	28	(8,476)	(8,476)	(9,094)	(9,094)
Income from equity accounting	13	172,873	172,873	213,721	213,721
Other revenues (expenses), net	29	722	722	(45,972)	(45,972)
		165,119	165,119	158,655	158,655
Operating income		165,119	165,119	158,655	158,655
Financial income (Expenses)					
Financial income	30	2.519	2.519	(640)	(640)
Financial expenses	31	(5,797)	(5,797)	(41,227)	(41,227)
		(3,278)	(3,278)	(41,867)	(41,867)
Profit before income tax and social contribution		161,841	161,841	116,788	116,788
Income tax and social contributions	32	-	-	3,246	3,246
Net profit for the period		161,841	161,841	120,034	120,034
Earnings per share attributable to the Company's shareholders (expressed in R $ per share)					
Basic earnings per share	33	0.07	0.07	0.05	0.05
Diluted earnings per share	33	0.07	0.07	0.05	0.05

The accompanying notes are an integral part of the quarterly information.

5

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

STATEMENTS OF INCOME

Periods ended March 31, 2020 and 2019

(In thousands of reais, unless otherwise stated)

		Consolidated			
	Notes	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019
Net revenue	27	4,215,308	4,215,308	4,190,826	4,190,826
Costs of services provided and goods sold	28	(1,961,448)	(1,961,448)	(1,957,381)	(1,957,381)
Gross profit		2,253,860	2,253,860	2,233,445	2,233,445
Operational incomes (expenses):					
Sales	28	(1,209,040)	(1,209,040)	(1,277,046)	(1,277,046)
General and administrative	28	(438,164)	(438,164)	(405,348)	(405,348)
Other revenues (expenses), net	29	(91,534)	(91,534)	(102,396)	(102,396)
		(1,738,738)	(1,738,738)	(1,784,790)	(1,784,790)
Operating profit		515,122	515,122	448,655	448,655
Financial income (Expenses)					
Financial income	30	365,217	365,217	62,557	62,557
Financial expenses	31	(619,792)	(619,792)	(325,105)	(325,105)
		(254,575)	(254,575)	(262,548)	(262,548)
Profit before income tax and social contribution		260,547	260,547	186,107	186,107
Income tax and social contributions	32	(98,706)	(98,706)	(66,073)	(66,073)
Net profit for the period		161,841	161,841	120,034	120,034
Earnings per share attributable to the Company's shareholders (expressed in R $ per share)					
Basic earnings per share	33	0.07	0.07	0.05	0.05
Diluted earnings per share	33	0.07	0.07	0.05	0.05

6

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

COMPREHENSIVE INCOME STATEMENT

Periods ended March 31, 2020 and 2019

(In thousands of Reais)

	1st Qtr / 20	03/2020	1st Qtr / 19	03/2019
Net income for the year	161,841	161,841	120,034	120,034
Other items in comprehensive income				
Item not to be reclassified to income:				
Pension plan and other post-employment benefits	-	-	-	-
Total comprehensive income for the period	161,841	161,841	120,034	120,034

The accompanying notes are an integral part of the quarterly information.

7

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

BALANÇOS PATRIMONIAIS

31 de março de 2020 e 31 de dezembro de 2019

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	**03/2020**	**12/2019**	**03/2020**	**12/2019**
Ativo		22.737.360	23.133.188	39.499.755	40.348.924
Circulante		108.250	677.929	7.186.880	8.454.129
Caixa e equivalentes de caixa	4	20.396	762	1.590.927	2.284.810
Títulos e valores mobiliários	5	14.365	12.167	39.279	654.479
Contas a receber de clientes	6	520	1.844	3.123.849	3.184.780
Estoques	7	-	-	268.547	203.278
Dividendos e juros sobre capital próprio a receber		-	597.550	-	-
Impostos, taxas e contribuições indiretos a recuperar	8	-	-	419.074	420.284
Impostos, taxas e contribuições diretos a recuperar	9	28.474	28.383	1.137.312	1.395.193
Despesas antecipadas	11	2.327	2.729	411.720	175.868
Instrumentos financeiros derivativos	36	-	-	49.444	16.602
Arrendamento mercantil financeiro	16	-	-	5.379	4.931
Outros valores a compensar	17	-	-	47.293	33.090
Outros ativos		42.168	34.494	94.056	80.814
Não Circulante		22.629.110	22.455.259	32.312.875	31.894.795
Realizável a longo prazo		86.855	88.077	4.899.272	4.614.305
Títulos e valores mobiliários	5	-	-	3.926	3.849
Contas a receber de clientes	6	-	-	155.841	103.075
Impostos, taxas e contribuições indiretos a recuperar	8	-	-	835.344	823.349
Impostos, taxas e contribuições diretos a recuperar	9	-	-	2.386.830	2.367.607
Imposto de renda e contribuição social diferidos	10	-	-	-	-
Depósitos judiciais	12	85.617	87.049	969.556	1.006.899
Despesas antecipadas	11	1.238	1.028	63.172	69.656
Instrumentos financeiros derivativos	36	-	-	272.627	29.909
Arrendamento mercantil financeiro	16	-	-	150.135	151.447
Outros ativos		-	-	61.841	58.514
Investimento	13	22.384.699	22.209.626	-	-
Imobilizado	14	-	-	17.874.186	17.612.164
Intangível	15	157.556	157.556	9.539.417	9.668.326

As notas explicativas são parte integrante das informações trimestrais.

3

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

BALANÇOS PATRIMONIAIS

31 de março de 2020 e 31 de dezembro de 2019

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	03/2020	12/2019	03/2020	12/2019
Total do Passivo e do Patrimônio Líquido		22.737.360	23.133.188	39.499.755	40.348.924
Total do Passivo		149.905	701.370	16.912.300	17.917.106
Circulante		71.531	624.194	5.957.115	8.117.479
Fornecedores	18	9.680	6.987	2.634.800	3.923.035
Empréstimos e financiamentos	20	-	-	1.149.764	1.384.180
Arrendamento mercantil financeiro	16	-	-	885.521	873.068
Instrumentos financeiros derivativos	36	-	-	4.146	858
Obrigações trabalhistas		1.146	898	253.513	218.421
Impostos, taxas e contribuições indiretos a recolher	21	545	530	585.453	463.606
Impostos, taxas e contribuições diretos a recolher	22	190	25.816	73.864	296.305
Dividendos e juros sobre capital próprio a pagar	25	47.834	577.837	47.834	577.837
Autorizações a pagar	19	-	-	89.285	88.614
Receitas diferidas	23	-	-	219.623	281.930
Outros passivos		12.136	12.126	13.312	9.625
Não Circulante		78.374	77.176	10.955.185	9.799.627
Empréstimos e financiamentos	20	-	-	1.311.574	644.908
Instrumentos financeiros derivativos	36	-	-	-	3.547
Arrendamento mercantil financeiro	16	-	-	7.283.025	6.907.802
Impostos, taxas e contribuições indiretos a recolher	21	-	-	3.036	2.997
Impostos, taxas e contribuições diretos a recolher	22	-	-	212.770	212.310
Imposto de renda e contribuição social diferidos	10			146.441	47.734
Provisão para processos judiciais e administrativos	24	48.622	47.423	885.663	840.637
Plano de pensão e outros benefícios pós emprego	37	-	-	5.782	5.782
Autorizações a pagar	19	-	-	239.065	237.723
Receitas diferidas	23	-	-	808.276	827.182
Outros passivos		29.752	29.753	59.553	69.005
Patrimônio Líquido	25	22.587.455	22.431.818	22.587.455	22.431.818
Capital social		9.866.298	9.866.298	9.866.298	9.866.298
Reservas de capital		410.753	410.650	410.753	410.650
Reservas de lucros		12.159.162	12.159.162	12.159.162	12.159.162
Ajustes de avaliação patrimonial		(1.088)	(1.088)	(1.088)	(1.088)
Ações em tesouraria		(9.511)	(3.204)	(9.511)	(3.204)
Lucro do período		161.841	-	161.841	-

As notas explicativas são parte integrante das informações trimestrais.

4

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais, exceto quando indicado de outra forma)

		Controladora			
	Notas	**1º Tri/20**	**03/2020**	**1º Tri/19**	**03/2019**
Receita líquida	27	-		-	-
Custos dos serviços prestados e das mercadorias vendidas	28	-	-	-	-
Lucro bruto		-	-	-	-
Receitas (despesas) operacionais:					
Comercialização	28	-	-	-	-
Gerais e administrativas	28	(8.476)	(8.476)	(9.094)	(9.094)
Resultado da equivalência patrimonial	13	172.873	172.873	213.721	213.721
Outras receitas (despesas), líquidas	29	722	722	(45.972)	(45.972)
		165.119	165.119	158.655	158.655
Lucro operacional		165.119	165.119	158.655	158.655
Receitas (despesas) financeiras:					
Receitas financeiras	30	2.519	2.519	(640)	(640)
Despesas financeiras	31	(5.797)	(5.797)	(41.227)	(41.227)
		(3.278)	(3.278)	(41.867)	(41.867)
Lucro antes do imposto de renda e da contribuição social		161.841	161.841	116.788	116.788
Imposto de renda e contribuição social	32	-	-	3.246	3.246
Lucro líquido do período		161.841	161.841	120.034	120.034
Lucro por ação atribuível aos acionistas da Companhia (expresso em R$ por ação)					
Lucro básico por ação	33	0,07	0,07	0,05	0,05
Lucro diluído por ação	33	0,07	0,07	0,05	0,05

5

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais, exceto quando indicado de outra forma)

		Consolidado			
	Notas	**1º Tri/20**	**03/2020**	**1º Tri/19**	**03/2019**
Receita líquida	27	4.215.308	4.215.308	4.190.826	4.190.826
Custos dos serviços prestados e das mercadorias vendidas	28	(1.961.448)	(1.961.448)	(1.957.381)	(1.957.381)
Lucro bruto		2.253.860	2.253.860	2.233.445	2.233.445
Receitas (despesas) operacionais:					
Comercialização	28	(1.209.040)	(1.209.040)	(1.277.046)	(1.277.046)
Gerais e administrativas	28	(438.164)	(438.164)	(405.348)	(405.348)
Outras receitas (despesas), líquidas	29	(91.534)	(91.534)	(102.396)	(102.396)
		(1.738.738)	(1.738.738)	(1.784.790)	(1.784.790)
Lucro operacional		515.122	515.122	448.655	448.655
Receitas (despesas) financeiras:					
Receitas financeiras	30	365.217	365.217	62.557	62.557
Despesas financeiras	31	(619.792)	(619.792)	(325.105)	(325.105)
		(254.575)	(254.575)	(262.548)	(262.548)
Lucro antes do imposto de renda e da contribuição social		260.547	260.547	186.107	186.107
Imposto de renda e contribuição social	32	(98.706)	(98.706)	(66.073)	(66.073)
Lucro líquido do período		161.841	161.841	120.034	120.034
Lucro por ação atribuível aos acionistas da Companhia (expresso em R$ por ação)					
Lucro básico por ação	33	0,07	0,07	0,05	0,05
Lucro diluído por ação	33	0,07	0,07	0,05	0,05

As notas explicativas são parte integrante das informações trimestrais.

6

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÕES DO RESULTADO ABRANGENTE

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais)

	1º Tri/20	03/2020	1º Tri/19	03/2019
Lucro líquido do período	161.841	161.841	120.034	120.034
Outros componentes do resultado abrangente				
Item que não será reclassificado para o resultado:				
Plano de pensão e outros benefícios pós-emprego	-	-	-	-
Total do resultado abrangente do período	161.841	161.841	120.034	120.034

7

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO

Períodos findos em 31 de março de 2020 e 2019

(Em milhares de reais)

			Reservas de lucros						
	Capital social	Reserva de capital	Reserva legal	Reserva para expansão	Reserva de incentivo fiscal	Ações em tesouraria	Ajustes de avaliação patrimonial	Lucros acumulados	Total
Saldos em 31 de dezembro de 2019	9.866.298	410.650	1.010.090	9.537.053	1.612.019	(3.204)	(1.088)	-	22.431.818
Total do resultado abrangente do período									
Lucro líquido do período								161.841	161.841
Reflexo do valor de benefício pós-emprego lançado diretamente no patrimônio líquido da controlada (nota 13)	-	-	-	-	-	-	-	-	-
Total do resultado abrangente do período	-	-	-	-	-	-	-	161.841	161.841
Total de contribuições de acionistas e distribuições aos acionistas									
Opções de compra de ações (nota 25.b)	-	103	-	-		-	-	-	103
Compra de ações em tesouraria, líquida de alienações	-	-	-	-		(6.307)	-	-	(6.307)
Total de contribuições de acionistas e distribuições aos acionistas	-	103	-	-	-	(6.307)	-	-	(6.204)
Saldos em 31 de março de 2020	9.866.298	410.753	1.010.090	9.537.053	1.612.019	(9.511)	(1.088)	161.841	22.587.455

As notas explicativas são parte integrante das informações trimestrais.

8

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO

Períodos findos em 31 de março

(Em milhares de reais)

			Reservas de lucros						
	Capital social	Reserva de capital	Reserva legal	Reserva para expansão	Reserva de incentivo fiscal	Ações em tesouraria	Ajustes de avaliação patrimonial	Lucros acumulados	Total
Saldos em 31 de dezembro de 2018	9.866.298	412.091	838.692	7.267.574	1.417.858	(8.523)	847	-	19.794.837
Total do resultado abrangente do período									
Lucro líquido do período								120.034	120.034
Reflexo do valor de benefício pós-emprego lançado diretamente no patrimônio líquido da controlada (nota 13)	-	-	-	-	-	-	-	-	-
Total do resultado abrangente do período	-	-	-	-	-	-	-	120.034	120.034
Total de contribuições de acionistas e distribuições aos acionistas									
Opções de compra de ações (nota 25.b)	-	2.886	-	-		-	-	-	2.886
Compra de ações em tesouraria, líquida de alienações	-	-	-	-		1.357	-	-	1.357
									-
Total de contribuições de acionistas e distribuições aos acionistas	-	2.886	-	-	-	1.357	-	-	4.243
Saldos em 31 de março de 2019	9.866.298	414.977	838.692	7.267.574	1.417.858	(7.166)	847	120.034	19.919.114

As notas explicativas são parte integrante das informações trimestrais.

9

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA

DEMONSTRAÇÃO DOS FLUXOS DE CAIXA

Períodos findos em 31 de março de 2020 e

(Em milhares de reais)

		Controladora		Consolidado	
	Nota	03/2020	03/2019	03/2020	03/2019
Atividades de financiamentos					
Novos empréstimos		-	-	800.000	1.000.000
Amortização de empréstimos		-	-	(665.997)	(134.678)
Juros pagos – Empréstimos		-	-	(33.264)	(15.368)
Pagamento de arrendamento mercantil financeiro		-	-	(213.313)	(151.595)
Juros pagos – Arrendamento mercantil		-	-	(211.252)	(200.448)
Instrumentos financeiros derivativos		-	-	-	-
Compra de ações em tesouraria, líquido de alienações		(7.080)	1.045	(7.080)	1.045
Dividendos e Juros sobre capital próprio pagos		(567.165)	(342.958)	(567.165)	(342.958)
Caixa líquido aplicado nas atividades de financiamentos		**(574.245)**	**(341.913)**	**(898.071)**	**155.998**
Aumento (redução) em caixa e equivalentes de caixa		**19.634**	**(88)**	**(693.883)**	**(160.480)**
Caixa e equivalentes de caixa no início do exercício		**762**	**167**	**2.284.810**	**1.075.530**
Caixa e equivalentes de caixa no final do exercício		**20.396**	**79**	**1.590.927**	**915.050**

	Consolidado	
	03/2020	03/2019
Transações que não envolvem caixa		
Adições ao imobilizado e intangível - sem efeito no caixa	(643.466)	(5.054.003)
Aumento das obrigações de leasing - sem efeito no caixa	643.466	5.054.003

As notas explicativas são parte integrante das informações trimestrais.

11

TIM PARTICIPAÇÕES S.A. E TIM PARTICIPAÇÕES E EMPRESA CONTROLADA
DEMONSTRAÇÃO DO VALOR ADICIONADO
Períodos findos em 31 de março de 2020 e 2019
(Em milhares de reais)

	Controladora		Consolidado	
	03/2020	03/2019	03/2020	03/2019
Receitas				
Receita operacional bruta	-	-	6.091.893	6.104.071
Perdas por créditos de liquidação duvidosa	-	-	(188.588)	(172.610)
Descontos concedidos, devoluções e outros	-	-	(679.874)	(658.608)
	-	-	5.223.431	5.272.853
Insumos adquiridos de terceiros				
Custos dos serviços prestados e mercadorias vendidas	-	-	(599.276)	(717.716)
Materiais, energia, serviços de terceiros e outros	(2.517)	(48.286)	(796.131)	(852.903)
	(2.517)	(48.286)	(1.395.407)	(1.570.619)
Retenções				
Depreciação e amortização	-	-	(1.408.605)	(1.334.210)
Valor adicionado líquido produzido	(2.517)	(48.286)	2.419.419	2.368.024
Valor adicionado recebido em transferência				
Resultado de equivalência patrimonial	172.873	213.721	-	-
Receitas financeiras	2.519	(640)	365.217	62.557
	175.392	213.081	365.217	62.557
Valor adicionado total a distribuir	172.875	164.795	2.784.636	2.430.581
Distribuição do valor adicionado				
Pessoal e encargos				
Remuneração direta	1.986	4.125	136.108	124.733
Benefícios	216	241	47.894	47.127
F.G.T.S	67	111	14.878	13.749
Outros	1.362	1.426	11.133	16.046
	3.631	5.903	210.013	201.655
Impostos, taxas e contribuições				
Federais	1.609	(2.369)	592.043	624.393
Estaduais	-	-	953.761	961.074
Municipais	-	-	33.745	28.690
	1.609	(2.369)	1.579.549	1.614.157
Remuneração de Capitais de Terceiros				
Juros	5.787	41.224	619.188	324.857
Aluguéis	7	3	214.045	168.188
	5.794	41.227	833.233	493.045
Outros				
Investimento social	-	-	-	1.690
	-	-	-	1.690
Remuneração de Capital Próprio				
Lucros retidos	161.841	120.034	161.841	120.034
	161.841	120.034	161.841	120.034

As notas explicativas são parte integrante das informações trimestrais.

12

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

apsis

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards

apsis

(IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

apsis

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

apsis

Annex III - Pro-forma Financial Statements

**_TIM S.A._**

*UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION*
*as of March 31, 2020*

**TIM S.A. (Unaudited Condensed pro forma Financial Information)**

BALANCE SHEETS

March 31, 2020

**(In thousands of reais)**

| | Note | TIM S.A. (i) | TIM Participações Parent company | Pro Forma adjustments (iii) | TIM S.A. Pro Forma |
|---|---|---|---|---|---|
| **Assets** | | 38,988,452 | 22,737,360 | (22,226,057) | 39,499,755 |
| **Current** | | 7,130,003 | 108,250 | (51,373) | 7,186,880 |
| Cash and cash equivalents | | 1,570,531 | 20,396 | | 1,590,927 |
| Marketable securities | | 24,914 | 14,365 | | 39,279 |
| Accounts receivable from customers | | 3,123,329 | 520 | | 3,123,849 |
| Inventory | | 268,547 | - | | 268,547 |
| Indirect taxes, charges and contributions recoverable | | 419,074 | - | | 419,074 |
| Direct taxes, charges and contributions recoverable | | 1,108,838 | 28,474 | | 1,137,312 |
| Prepaid expenses | | 409,393 | 2,327 | | 411,720 |
| Derivative financial instruments | | 49,444 | - | | 49,444 |
| Finance lease receivable | | 5,379 | - | | 5,379 |
| Other values to be offset | | 47,293 | - | | 47,293 |
| Other assets | 3.a | 103,261 | 42,168 | (51,373) | 94,056 |
| **Non-current** | | 31,858,449 | 22,629,110 | (22,174,684) | 32,312,875 |
| **Long term receivables** | | 4,812,416 | 86,855 | - | 4,899,271 |
| Marketable securities | | 3,926 | - | | 3,926 |
| Accounts receivable | | 155,841 | - | | 155,841 |
| Indirect taxes, charges and contributions recoverable | | 835,344 | - | | 835,344 |
| Direct taxes, charges and contributions recoverable | | 2,386,831 | - | | 2,386,831 |
| Judicial deposit | | 883,939 | 85,617 | | 969,556 |
| Prepaid expenses | | 61,935 | 1,238 | | 63,173 |
| Derivative financial instruments | | 272,627 | - | | 272,627 |
| Finance lease receivable | | 150,135 | - | | 150,135 |
| Other assets | | 61,838 | - | | 61,838 |
| | | | | | |
| Investments in associates | 3.b. | - | 22,384,699 | (22,384,699) | - |
| Fixed Assets | | 17,874,186 | - | | 17,874,186 |
| Intangible assets | 3.b. | 9,171,847 | 157,556 | 210,015 | 9,539,418 |

(i) According to TIM S.A.'s Quarterly Information on March 31, 2020, filed with the CVM on May 5, 2020

(ii) According to Quarterly Information of TIM Participações S.A. on March 31, 2020, filed with the CVM on May 5, 2020

(iii) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the (unaudited) condensed *pro forma* financial information.

**TIM S.A. (Unaudited Condensed pro forma Financial Information)**

BALANCE SHEETS

March 31, 2020

**(In thousands of reais)**

| | Note | TIM S.A. (i) | TIM Participações Parent | Pro Forma adjustments (iii) | TIM S.A. Pro Forma |
|---|---|---|---|---|---|
| **Total Liabilities and Shareholders´ Equity** | | 38,988,452 | 22,737,360 | (22,226,057) | 39,499,755 |
| | | | | | |
| **Total Liabilities** | | 16,754,703 | 149,905 | 7,692 | 16,912,300 |
| | | | | | |
| **Current** | | 5,936,957 | 71,531 | (51,373) | 5,957,115 |
| Suppliers | | 2,625,120 | 9,680 | | 2,634,800 |
| Borrowings and financing | | 1,149,764 | - | | 1,149,764 |
| Finance lease liability | | 885,521 | - | | 885,521 |
| Derivative financial instruments | | 4,146 | - | | 4,146 |
| Labor obligations | | 252,367 | 1,146 | | 253,513 |
| Indirect taxes, charges and contributions payable | | 584,909 | 545 | | 585,454 |
| Direct taxes, charges and contributions payable | | 73,674 | 190 | | 73,864 |
| Dividends and interest on the stockholders' equity payable | | - | 47,834 | | 47,834 |
| Authorizations to be paid | | 89,285 | - | | 89,285 |
| Deferred revenue | | 219,623 | - | | 219,623 |
| Other liabilities | 3.a | 52,548 | 12,136 | (51,373) | 13,311 |
| | | | | | |
| **Non-current** | | 10,817,746 | 78,374 | 59,065 | 10,955,185 |
| | | | | | |
| Borrowings and financing | | 1,311,574 | - | | 1,311,574 |
| Derivative financial instruments | | - | - | | - |
| FInance lease liability | | 7,283,025 | - | | 7,283,025 |
| Indirect taxes, charges and contributions payable | | 3,036 | - | | 3,036 |
| Direct taxes, charges and contributions payable | | 212,770 | - | | 212,770 |
| Deferred income tax and social contribution | 3.b. | 176,869 | - | (30,428) | 146,441 |
| Provision for legal and administrative proceedings | 3.b. | 747,547 | 48,622 | 89,493 | 885,662 |
| Pension plan and other post-employment benefits | | 5,782 | - | | 5,782 |
| Authorizations to be paid | | 239,065 | - | | 239,065 |
| Deferred revenue | | 808,276 | - | | 808,276 |
| Other liabilities | | 29,802 | 29,752 | | 59,554 |
| | | | | | |
| **Shareholders´ Equity** | 3.b. | 22,233,749 | 22,587,455 | (22,233,749) | 22,587,455 |
| Share capital | | 13,476,172 | 9,866,298 | (9,864,579) | 13,477,891 |
| Reserves | | 8,757,577 | 12,721,157 | (12,369,170) | 9,109,564 |

(iv) According to TIM S.A.'s Quarterly Information as of 31st March 2020, filed with the CVM on May 5, 2020

(v) According to Quarterly Information of TIM Participações S.A. as of 31st March, 2020, filed with the CVM on May 5, 2020

(vi) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

**TIM S.A. (Unaudited Condensed pro forma Financial Information))**

STATEMENT OF INCOME

Three-month period ended March 31, 2020

**(In thousands of reais, unless otherwise stated)**

| | Note | TIM S.A. (i) | TIM Participações Parent | Pro Forma adjustments (iii) | TIM S.A. Pro Forma |
|---|---|---|---|---|---|
| Net revenue | | 4,215,308 | - | | 4,215,308 |
| Costs of services provided and goods sold | | (1,961,448) | - | | (1,961,448) |
| Gross profit | | 2,253,860 | - | - | 2,253,860 |
| Operating income (expenses): | | | | | |
| Commercialization | | (1,209,040) | - | | (1,209,040) |
| General and administrative | | (429,687) | (8,476) | | (438,163) |
| Income from equity accounting | 3.c. | - | 172,873 | (172,873) | - |
| Other revenues (expenses), net | 3.c. | (92,455) | 722 | 199 | (91,534) |
| | | (1,731,182) | 165,119 | (172,674) | (1,738,737) |
| Operating income | | 522,678 | 165,119 | (172,674) | 515,123 |
| Financial income (expenses): | | | | | |
| Financial income | | 362,698 | 2.519 | | 365,217 |
| Financial expenses | | (613,995) | (5,797) | | (619,792) |
| | | (251,297) | (3,278) | - | (254,575) |
| Income before income tax and social contribution | | 271,381 | 161,841 | (172,674) | 260,548 |
| Income tax and social contribution | 3.c. | (98,639) | - | (68) | (98,707) |
| | | - | | | |
| Net income for the period | | 172,742 | 161,841 | (172,742) | 161,841 |

(vii) According to TIM S.A.'s Quarterly Information as of 31st March, 2020, filed with the CVM on May 5, 2020

(viii) According to Quarterly Information of TIM Participações S.A.as of 31st March, 2020, filed with the CVM on May 5, 2020

(ix) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

**TIM S.A. (Unaudited Condensed pro forma Financial Information)**

STATEMENT OF INCOME

For the yearended December 31, 2019

**(In thousands of reais, unless otherwise stated)**

| | Note | TIM S.A. (i) | TIM Participações Parent Company (ii) | Pro Forma adjustments (iii) | TIM S.A. Pro Forma |
|---|---|---|---|---|---|
| Net revenue | | 17,377,194 | - | | 17,377,194 |
| Costs of services provided and goods sold | | (7,433,731) | - | | (7,433,731) |
| Gross profit | | 9,943,463 | - | - | 9,943,463 |
| Operating income (expenses): | | | | | |
| Commercialization | | (4,986,289) | - | | (4,986,289) |
| General and administrative | | (1,693,104) | (24,755) | | (1,717,859) |
| Income from equity accounting | 3.c. | - | 3,865,255 | (3,865,255) | - |
| Other revenues (expenses), net | 3.c. | 1,322,690 | (54,865) | 7,717 | 1,275,542 |
| | | (5,356,703) | 3,785,635 | (3,857,538) | (5,428,606) |
| Operating income | | 4,586,760 | 3,785,635 | (3,857,538) | 4,514,857 |
| Financial income (expenses): | | | | | |
| Financial income | | 1,515,658 | 2,705 | | 1,518,363 |
| Financial expenses | | (1,327,695) | (169,459) | | (1,497,154) |
| | | 187,963 | (166,754) | - | 21,209. |
| Income before income tax and social contribution | | 4,774,723 | 3,618,881 | (3,857,538) | 4,536,066 |
| Income tax and social contribution | 3.c. | (914,561) | 3,246 | (2,624) | (913,939) |
| | | - | | | |
| Net income for the period | | 3,860,162 | 3,622,127 | (3,860,162) | 3,622,127 |

(i) According to TIM S.A.'s Financial Statements for the year ended on December 31, 2019, filed with the CVM on March 6, 2020

(ii) According to the TIM Participações S.A. financial statements of for the year ended on December 31, 2019, filed with the CVM on February 11, 2020

(iii) According to item 3 of the explanatory notes.

The explanatory notes are an integral part of the unaudited condensed pro forma financial information.

**TIM S.A. (Unaudited Condensed pro forma Financial Information  forma)**
EXPLANATORY NOTES
Period ended March 31, 2020

## 1. Description of the transaction

TIM Participações S.A. ("TIM Participações" or "TPAR") is a publicly-held corporation, headquartered in the city of Rio de Janeiro, RJ, controlled by TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Itália group and held 66.58% of TIM Participações' capital stock on March 31, 2020 and December 31, 2019.

TIM S.A. ("TIM" and "TSA", or "Company") is a publicly held company, wholly owned by TIM Participações (collectively referred to as "TIM Group" or "Group").

The Company provides provides Landline Telephone Services ("STFC") - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service ("SMP") and Multimedia Communication Services ("SCM"). The services provided by the Company are regulated by *Agência Nacional de Telecomunicações* (ANATEL), the telecommunications regulatory agency in the country.

TIM Group´s management, in a meeting held on this date, approved the submission to the general meeting of the Company, to be held on August 31, 2020, the proposal of for the merger of TPAR into its subsidiary, TSA ("Merger") Under the terms of articles 223, 224, 225 and 227 of the Corporation Law, which remains the company listed in the special listing Novo Mercado segment of B3 - Brasil, Bolsa, Balcão.

TIM points out that the result of this merger will not impact its minority shareholders, given that TSA will remain with the same management structure and best corporate governance practices, as well as bringing significant gains in operational and financial efficiency.

The operation consists of the incorporation of TPAR by TSA, which remains as a company listed on B3 - Bolsa, Brasil, Balcão, in the special segment of Novo Mercado´s listing.

The transaction will be carried out based on the book value of assets and liabilities, with no economic or tax impact.

The managements of the Companies understand that the approval of the Merger proposal will result, among others, in the following benefits for the Companies and their shareholders:

a. greater integration of administrative and financial units, allowing the reduction of operating costs and expenses, taking advantage of synergies and resulting in a more efficient operation;

b. simplification of the TIM Group's corporate structure, with the maintenance of a single publicly-held company, reducing administrative costs and the complexity of internal procedures;

c. optimization of the tax burden, related to PIS and COFINS, levied on the distribution of earnings to shareholders in the form of Interest on Equity, as well as a reduction in the IRPJ and CSLL due, due to corporate expenses currently incurred by TIM Participações that will be consolidated into TSA.

## 2. Basis of preparation and presentation of condensed financial information unaudited *pro forma*

The unaudited condensed pro forma financial information relating to the unaudited condensed pro forma balance sheet as of 31st March, 2020 and its unaudited condensed pro forma income statement for the year ended December 31, 2019 and the three-month period ended March 31, 2020 have been prepared and are presented in accordance with Communication CTG 06 - "Presentation of Pro Forma Financial Information", issued by *Conselho Federal de Contabilidade* [Brazilian federal accounting council] and should be read in conjunction with the historical interim financial statements of the companies involved:

The unaudited condensed pro forma financial information was compiled by the company´s management to illustrate the impact of the merger of TIM Participações S.A., and TIM S.A. presented in explanatory note 1 on the company's balance sheet as of March 31, 2020 and income statement for the three-month period ending on that date, and its income statements for the year ended December 31, 2019 as if the transaction had occurred on January 1, 2019, and should not be used as indicative of future consolidated financial statements or interpreted as the Company's effective consolidated statement of income.

As part of this process, the information on the equity and financial position and operating performance of TIM S.A. was extracted by the company's management from the financial statements of TIM S.A. for the year ended December 31, 2019 and the interim financial statements for the three-month period ended March 31, 2020, on which it was audited and revised by Ernst & Young Auditores Independentes, the audit report was issued without modification on March 6, 2020 and the review report, without modification, on May 5, 2020; respectively. Additionally, the information on the equity and financial position and operating performance of TIM Participações S.A. was extracted by the company's management from the individual and consolidated financial statements of TIM Participações S.A. for the year ended December 31, 2019 and the individual and consolidated interim financial statements for the three-month period ended March 31, 2020, on which they were audited and reviewed by Ernst & Young Auditores Independentes, whose audit report was issued without modification on February 11, 2020 and on May 5, 2020.

The unaudited consolidated pro forma financial information has been prepared on a recurring basis and, therefore, does not include any non-recurring gains or losses from the merger transaction. Additionally, such condensed pro forma financial information is unaudited and does not reflect, for example, any other non-audited financial information: (i) any synergy, operating efficiency and cost savings that may arise from the corporate reorganization; or (ii) any possible benefit generated by the merger.

### a. General criteria for preparation and disclosure

The quarterly information was prepared considering the historical cost as the basis of value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The historical, individual quarterly information of TIM Participações S.A. and TIM S.A., compiled by the Company´s management to prepare this report, were prepared in accordance with accounting practices adopted in Brazil issued by *Comitê de Pronunciamentos Contábeis* [Accounting pronouncements committee] (CPC's) and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). Due to the fact that the accounting practices adopted in Brazil applied in the individual quarterly information, as of 2014, do not differ from the IFRS applicable to the separate quarterly information, since this standard started to allow the application of the equity method in subsidiaries, affiliates and joint ventures in separate statements, they also comply with international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB). These individual statements are disclosed along with the consolidated quarterly information.

Assets and liabilities are classified according to their degree of liquidity and enforceability. They are classified as current when they are likely to be realized or settled within the next 12 months. Otherwise, they are shown as non-current assets. The exception to this procedure is related to the balances of deferred income tax (assets and liabilities) and social contribution, assets and liabilities that are fully classified in the long term.

The adjustment consists of eliminating the investment in a subsidiary referring to TIM S.A.´s shares, since this will be the merging company. The investment amounts shown in the balance sheet are net goodwill, and price purchase adjustments recognized on the acquisition of the TIM S.A allocated to contingencies in a business combination net of deferred income tax. Company (current name of INTELIG TELECOMUNICAÇÕES LTDA. And successor through incorporation of TIM CELULAR S.A.). As shown in the table below:

| | March 31, 2020 |
|---|---|
| Balance of shareholders' equity TIM S.A. | 22.233749 |
| Goodwill for expected future profitability in a business combination | 210,015 |
| Goodwill allocated to Contingencies recorded in business combination | (89,493) |
| Deferred income tax on goodwill allocated in a business combination | 30,428 |
| Investment balance | 22,384,699 |

c. elimination of income from equity accounting and impacts on capital gains related to the purchase price allocation

| | March 31, 2020 | December 31, 2019 |
|---|---|---|
| Profit for the period TIM S.A. | 172,742 | 3,860,162 |
| Realization of goodwill allocated to contingencies during the period | 199 | 7,717 |
| Deferred income tax reflex | (68) | (2,624) |
| Equity in earnings of subsidiaries | 172,873 | 3,865,255 |

Additional information:

Write-off of credits resulting from tax loss and negative basis of social contribution

Considering that TIM Participações S.A. does not have activities that can generate taxable income tax and social contribution bases, deferred tax credits on tax losses, negative social contribution bases and temporary differences were not recognized, totaling R$ 129,625 on March 31, 2020, for the purpose of incorporation, these amounts cannot be used since TIM Participações will cease to exist.

## 4. Critical estimates and judgments in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present at the base date of the individual and consolidated interim financial statements of TIM Participações S.A. of March 31, 2020 and of interim financial statements of TIM S.A. of March 31, 2020, and the individual and consolidated financial statements of TIM Participações S.A. of December 31, 2019 and in the financial statements of TIM S.A. of December 31, 2019.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a) *Loss by decrease in recoverable value of non-financial assets (impairment)*

A loss due to impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value minus the selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities that the Company is not committed to on the reporting date of the financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for the purpose of impairment testing.

The main non-financial assets for which this assessment was made are goodwill based on future profitability recorded by the Company and its tangible assets.

(b) *Income tax and social contribution (current and deferred)*

Income tax and social contribution (current and deferred) are calculated according to interpretations of the legislation in effect and CPC 32 / IAS 12. This process usually involves complex estimates to determine taxable income and differences. In particular, deferred tax assets on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative social contribution basis and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income.

(c) *Provision for lawsuits and administrative proceedings*

The lawsuits and administrative proceedings are analyzed by Management along with its legal advisors (internal and external). The Company considers factors in its analyses such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These evaluations involve Management's judgment.

(d) *Fair value of derivatives and other financial instruments*

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market.

(e) *Unbilled revenues*

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on an estimate that takes into consideration historical consumption data, the number of days elapsed since the last billing date, among others.

(f) *Commercial leasing*

The Company has a significant number of lease contracts in which it acts as a lessee, and with the adoption of the accounting standard of IFRS 16 / CPC 06(R2) - Leasing, certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the periods covered by options to extend the contract term, when the exercise depends only from the Company and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the Lessee's loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right-of-use asset in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate. The Company's average incremental interest rates are 10.28% for an average.

## 5. Main accounting policies and practices of the Company

The main accounting policies applied in the preparation of the individual and consolidated interim financial statements of TIM Participações S.A. of March 31, 2020 and of the interim financial statements of TIM S.A. of March 31, 2020, and in the individual and consolidated financial statements of TIM Participações SA of December 31, 2019 and TIM S.A.'s financial statements of December 31, 2019 are defined below and/or presented in their respective notes to the Companies' financial information of March 31, 2020 and December 31, 2019. Such policies were consistently applied to the years presented, unless otherwise stated.

Cash and cash equivalents- These are financial assets measured at amortized cost, using the effective interest rate method. The Company´s Management determines the classification of financial assets upon initial recognition

Accounts receivable from customers - These are financial assets measured at amortized cost and refer to accounts receivable from users of telecommunications services, network use (interconnection) and sale of handsets and accessories. Accounts receivable are recorded at the prices practiced on the date of the transaction. Accounts receivable balances also include services provided and not billed up to the balance sheet date (“unbilled”). Accounts receivable from customers are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method minus the expected credit losses ("impairment";).

The provision for expected credit losses was recognized as a reduction in accounts receivable, based on the profile of the subscriber portfolio, age of overdue accounts, economic situation, risks involved in each case and by the collection curve, in an amount considered sufficient, adjusted in order to reflect current and prospective information on macroeconomic factors that affect customers' ability to settle receivables

Inventories - They are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to the net realizable value (sales value), when this value is less than the average acquisition cost

Deferred income tax and social contribution - Deferred income tax and social contribution are recognized on (1) accumulated tax losses and negative social contribution bases and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Further changes in tax rates or tax legislation may change the amounts of deferred tax assets, both assets and liabilities.

Deferred income tax and social contribution assets are recognized only under the assumption of profitability history and/or when projections prepared annually by the Company and approved by Management.

Assets and liabilities deferred income tax balances are presented by the net amount in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities in different entities are generally presented separately, and not by the net balance.

Judicial deposits- Recorded at historical cost and updated in accordance with current legislation

Tangible assets - Fixed assets are stated at acquisition and/or construction cost, minus the accumulated depreciation and a provision for impairment (the latter, if applicable). Depreciation is calculated using the straight-line method, over periods that take the expected useful lives of the assets and their residual value into account. As of March 31, 2020 and December 31, 2019, the Company has no indications of impairment in its fixed assets.

The estimated costs of dismantling towers and equipment in rented properties are capitalized and depreciated over the estimated period of use. The Company recognizes in fixed assets, by debiting the liability "provision for future disposal of noncurrent assets", the present value of these costs. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses on disposals are determined by comparing the amounts of these disposals and the carrying amount at the time of the transaction and are recognized in "other operating expenses (income), net" in the income statement.

Intangible assets - Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (the latter, if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangible assets also include: (i) the right to use the infrastructure of other companies and (ii) goodwill for expected future profitability (goodwill) on the acquisition of companies.

Amortization charges are calculated based on the straight-line method, over the estimated useful life of the contracted assets and the terms of the service provision licenses. Estimates of the useful lives of intangible assets are regularly reviewed.

Financial charges on funds raised generically (without specific destination), used for the purpose of obtaining a qualifying asset, which is an asset that necessarily requires a substantial period of time to be ready for use, are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and that such costs can be measured with confidence. These costs are amortized over the estimated useful lives. As of March 31, 2020 and December 31, 2019, the Company has no indications of impairment in its intangible assets with defined and indefinite useful lives.

Leases - Leases in which the Company, as a lessee, substantially holds the risks and benefits of ownership are classified as finance leases. These are capitalized at the beginning of the lease at the lowest fair value between the leased item and the present value of the payments provided for in the contract. Interest related to the lease is recognized in the income statement as a financial expense during the contractual period.

The Company has lease contracts for towers, as lessee, resulting from a sale and financial leaseback operation, which involves the sale of an asset and the concomitant lease of the same asset by the buyer to the seller.

The Company recognized a liability corresponding to the present value of the minimum mandatory installments of the contract.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to another party (lessee) are classified as finance leases. These are transferred from the Company's intangible assets and recognized as a receivable at the lowest fair value of the leased item and/or the present value of the receipts provided for in the contract. Interest related to the lease is recognized in the income statement as a financial expense during the contractual period.

Suppliers - Accounts payable to suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the corresponding invoice amount.

Loans and Financing -They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At initial recognition, they are recorded at their fair value and after initial recognition, they are measured using the effective interest rate method. The appropriations of financial expenses in accordance with the effective interest rate method are recognized in the income statement, in the financial expenses line.

Current income tax and social contribution- Current income tax and social contribution charges are calculated based on tax laws enacted, or substantially enacted, up to the balance sheet date

Provision for judicial and administrative proceedings - The Company is an integral part of judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinion of the Company's and Management's legal advisors, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosed, respectively, at their updated values, and those in which losses are considered remote are not disclosed

Share capital - Share capital is recorded at the amount effectively raised from shareholders, net of costs directly linked to the funding process.

Legal reserve - Refers to the allocation of 5% of net income for the year ended December 31 of each year, until the reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. Additionally, the Company may stop constituting the legal reserve when it, added to the capital reserves, exceeds 30% of the capital.

This reserve can only be used to increase capital or offset accumulated losses.

Retained earnings reserve - Refers to retained earnings amounts, approved by the Meeting and used to expand the Company's business.

Tax benefit reserve - The Company benefits from tax benefits that provide for restrictions on the distribution of its profits. According to the legislation that establishes these tax benefits, the amount of the tax that is not paid due to exemptions and reductions in the tax burden cannot be distributed to the partners and will constitute a tax incentive reserve for the legal entity. Such reserve can only be used to absorb losses or increase share capital.

Dividends - Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on October 31, 2018, the Company must distribute as mandatory dividend for each fiscal year ended on December 31, as long as there are amounts available for distribution, an amount equivalent to 25% of the adjusted net income.

Service revenues - The main service revenues come from monthly subscriptions, provision of separate voice services, SMSs, data, bundles of combined use of these services, roaming charges and interconnection revenues. Revenues are recognized according to their use, net of sales taxes and discounts granted on services. These revenues are only accounted for when the amount of the service provided can be estimated reliably.

Revenues are recognized monthly through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was provided. These unbilled revenues are recorded based on an estimate that takes into consideration consumption data, the number of days elapsed since the last billing date.

Revenues from interconnection and roaming traffic are recorded separately, without offsetting the amounts due to other telecommunications operators (the latter are recorded as operating costs).

Minutes not used by customers and/or recharge credits held by business partners, related to prepaid system services are recorded as deferred revenue and appropriated to the result when these services are actually used by customers.

Revenues from product sales - Revenues from product sales (phones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenue from the sale of handsets to business partners is recorded at the time of physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, as the Company does not have any control over the product sold.

Contract identification - The Company reviews all commercial contracts in force, in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement.

Performance obligation identification- Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and
(ii) provision of mobile, fixed and internet services.

Therefore, the Company started to recognize revenues when, or as the performance obligation is satisfied when transferring the promised good or service to the customer; the asset being considered transferred when or as the customer obtains control of that asset.

Determination and allocation of the transaction price to the performance obligation - The Company understands that its service packages include the sale of discounted handsets. In accordance with IFRS 15 (CPC 47), the Company is required to allocate the discount and recognize the revenues related to each performance obligation based on its independent selling prices.

Before adopting the standard, the Company recognized the revenue for each of the elements identified based on the contract price, with the discount on the sale of handsets being fully allocated to the handset price.

As a consequence of the adoption of the new standard, an additional part of the revenue was allocated to the revenue recognized by the sale of cell phones at the beginning of the contract, representing an increase in the revenue from the sale of equipment in relation to the accounting practice previously adopted. The difference between the amount of revenue and the amount of revenue from the sale of equipment at the beginning was recognized as a contractual asset, allocated to service revenue for the period of the contract.

Cost of obtaining a contract - All incremental costs related to obtaining a contract (sales commissions and other acquisition costs from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Likewise, certain contract compliance costs are also deferred to the extent that they relate to performance obligations that are met over time.

Earnings per share -

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company's shareholders, by the weighted average number of shares issued during the period.

(b) Diluted

There are no potential dilutive shares in the shareholding of current shareholders. Therefore, the calculation of diluted earnings per share is equal to basic earnings per share.

Financial Instruments - Among the financial instruments registered with the Company, derivatives are also highlighted, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date, such liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from the measurement at fair value, when applicable, are recognized in the income statement when incurred, in the financial income or expenses line.

Initially, the derivatives are recognized by the fair value on the date when a derivative agreement is executed and are subsequently measured again at the fair value. The method for recognizing the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument in cases of adoption of hedge accounting.

11. Fiscal Council's Opinion

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Section 163 of Law No. 6,404/76 (“Brazilian Corporate Law”), conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2020, and taking into account the information provided by the Company's management and by EY, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Additionally, after the analysis and discussion of all documents regarding the merger proposal of the Company into its wholly-owned subsidiary, TIM S.A. (“Surviving Company” and “Merger”, respectively), pursuant to Sections 223, 224, 225, 227 and 264 of the Brazilian Corporate Law and of CVM Instruction No. 565/2015, namely: (i) Protocol and Justification of Merger, executed on July 29th, 2020, between the managements of the Company and of the Surviving Company, containing the reasons, purposes, criteria and conditions of the Merger; (ii) Valuation of the Company’s Assets at Book Value, base date of March 31st, 2020 (“Base Date”), conducted by Apsis Consultoria e Avaliações Ltda.; (iii) Valuation of the Net Assets of the Company and of the Surviving Company at Market Value, on Base Date, conducted by Apsis Consultoria Empresarial Ltda.; (iv) Proposal of the Surviving Company’s By-laws, duly amended and consolidated; and (v) Pro Forma Financial Information of the Surviving Company on Base Date, reflecting the effects of the Merger as if it had already been completed, which were submitted to reasonable assurance by EY, as well as based on the information and clarifications received, the members of the Fiscal Council concluded, unanimously, that the documents examined are in order, expressing a favorable opinion on the approval of the above-mentioned documents and proposal by the Extraordinary Shareholders’ Meeting to be convened.

Rio de Janeiro, July 29th, 2020.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

12. Minutes of the Board of Directors, CAE and Fiscal Council meetings

**DATE, TIME AND PLACE:** July 29th, 2020, at 11.30 a.m., by videoconference.

**PRESENCE:** The Board of Directors' Meeting of the TIM Participações S.A. ("Company") was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina Di Bartolomeo and Pietro Labriola, by videoconference, as provided in paragraph 2nd, Section 25 of the Company's By-laws. Justified absence of Mr. Agostino Nuzzolo.

**BOARD**: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

**AGENDA**: **(1)** To acknowledge on the activities carried out by the Compensation Committee; **(2)** To acknowledge on the activities carried out by the Statutory Audit Committee; **(3)** To acknowledge on the activities carried out by the Control and Risks Committee; **(4)** To acknowledge on the Quarterly Information Report ("ITRs") of the 2nd quarter of 2020, dated as of June 30th, 2020; **(5)** To resolve on the proposal for the registration application of the Company's subsidiary, TIM S.A. ("Subsidiary"), as an issuer before B3 S.A. - Brasil, Bolsa, Balcão ("B3") and for its listing on B3's special corporate governance segment called *Novo Mercado* ("Novo Mercado"); **(6)** To analyze the Company's merger proposal ("Merger") by its subsidiary, TIM S.A., and to resolve on its submission with the amendment proposal of the Company's Long Term Incentive Plans, ("Plans") to the Extraordinary Shareholders Meeting of the Company; **(7)** To resolve on the call notice of the Company's Extraordinary Shareholders' Meeting; **(8)** To acknowledge on strategic projects of the Company; **(9)** To resolve on the Company's proposal for the Management by Objectives Program ("MBO") for 2020; **(10)** To acknowledge on the Company's Long Term Incentive Plan ("Plan") results for the first year of the 2019 grant, and to resolve on the calculation and payment form proposal; **(11)** To resolve on the proposal of the Share Repurchase Plan; **(12)** To resolve on the amendment proposal of

**APPENDIX I**
**APPENDIX 30-XXXVI OF CVM 480 INSTRUCTION**

1. Justify in detail the objective and expected economic effects of the operation:

The purpose of the Share Buyback Program is to support the stock-based compensation of the Long-Term Incentive Plan – LTI or for eventual cancellation, without reducing the capital stock.

2. Inform the number of shares (i) for free float and (ii) already held in treasury:

There are currently 808,477,073 (eight hundred and eight million, four hundred and seventy-seven thousand, seventy-three) common shares on free float and 585,460 (five hundred and eighty-five thousand, four hundred and sixty) common shares held in treasury.

Up to 397,331 (three hundred and ninety-seven thousand, three hundred and thirty-one) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.02% of the total common shares of the Company or 0.05% of the total free float shares. The Company's Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

4. Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5. Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:

Not applicable.

6. In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:

Not applicable.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company

Not applicable.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009.

Not applicable.

9. Indicate the allocation of resources received, if applicable:

In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

10. Indicate the maximum period for the settlement of authorized transactions

Beginning on the date of the Board of Directors' resolution, remaining in force until July 29th, 2021, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11. Identify the institutions that will act as intermediaries, if any:

GENIAL INVESTIMENTOS CORRETORA DE VALORES MOBILIÁRIOS S.A. (*ex*-Brasil Plural CCTVM S/A), with offices at Rua Surubim, 373, 1st floor, São Paulo/SP, CEP 04571-050.

12. Specify the resources available to be used, in the form of art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015:

The resources to be used are comprised of the balances of capital and profit reserves, which total R$11,510,310,661,26 (eleven billion, five hundred and ten million, three hundred and ten thousand, six hundred and sixty-one reais and twenty-six centavos), net of funding costs, as per the Interim Financial Statements dated as of June 30th, 2020, except for the reserves pursuant to art. 7, paragraph 1, of CVM Instruction No. 567.

13. Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

Taking into account that the buyback's objective is to cover the exercise of stock options under the Plan, limiting the acquisition up to 397,331 (three hundred and ninety-seven thousand, three hundred and thirty-one) Shares that, quoted as of July 29th, 2020, amount to R$5,912,285.28 (five million, nine hundred and twelve thousand, two hundred eighty-five reais and twenty eight centavos), the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of March 31st, 2020, the Company's cash position is of R$1,590,927,062.65 (one billion, five hundred and bibety million, nine hundred and twenty-seven thousand, sixty-two reais and sixty-five centavos).

**TIM PARTICIPAÇÕES S.A.**

**STATUTORY AUDIT COMMITTEE ("CAE")**

| | | |
|---|---|---|
| **Date:** | July 29th, 2020 | |
| **Time:** | 8.00 am | |
| **Place:** | Meeting by videoconference | |
| **Attendees:** | Gesner José de Oliveira Filho | Coordinator of the Committee |
| | Herculano Aníbal Alves | Member of the Committee |
| | Flavia Maria Bittencourt | Member of the Committee |
| **Secretary:** | Jaques Horn | Legal Officer |

**Agenda:** **(1)** Presentation on Tax, Regulatory, Civil and Labor contingencies; **(2)** Presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020; **(3)** Ernst & Young Auditores Independentes S/S ("EY") presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020; and **(4)** Evaluation of the proposed merger ("Merger") of the Company by its subsidiary, TIM S. A.

The meeting was opened by Mr. Gesner José de Oliveira Filho, CAE's Coordinator, who thanked everyone for their participation, and especially Mr. Nicandro Durante, Chairman of the Company's Board of Directors, and Mr. Pietro Labriola, the Company's Chief Executive Officer.

Initially, it was noted that the meeting was held jointly with the Company's Fiscal Council ("CF"). After the discussions and clarifications provided on the items on the Agenda, and based on the related supporting material, which will be filed at the Company's headquarters and are part of these minutes, the following conclusions and recommendations, as the case may be, were recorded:

CONT. MINUTES OF TIM PARTICIPAÇÕES S.A.'S STATUTORY AUDIT COMMITTEE MEETING
July 29, 2020

**(1) Presentation on Tax, Regulatory, Civil and Labor contingencies.**

Messrs. Gustavo Baptista Alves and Ronaldo Estevão; Mr. Carlos Eduardo Franco, and Mrs. Ana Cristina Vasconcellos Santos and Mrs. Sylvia Figueiredo, presented, respectively, the information regarding the Company's tax, regulatory, civil and labor contingencies.

After the clarifications, the Board members thanked for the information provided.

**(2) Presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020.**

Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mrs. Manoela Suassuna, manager of the Balance Sheet & Accounting Management area, presented the Company's Quarterly Information Report ("ITRs") as of June 30, 2020, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the Board members thanked for the information provided.

**(3) Ernst & Young Auditores Independentes S/S ("EY") presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020.**

Mr. Fernando Magalhães, EY representative, presented (i) the work of the independent auditor regarding the ITRs of the 2nd quarter of 2020, and (ii) the corresponding review report, highlighting that, in the course of the analysis, no irregularities were identified, or any caveats were registered.

After the clarifications, the Board members thanked for the information provided.

**(4) Evaluation of the proposed merger ("Merger") of the Company by its subsidiary, TIM S. A.**

Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Gustavo Baptista Alves, Director of Administrative & Tax Services, presented the proposal to merge the Company into its wholly-owned subsidiary, TIM S.A. ("Merger" and "Surviving Company", respectively).

2

**CONT. MINUTES OF TIM PARTICIPAÇÕES S.A.'S STATUTORY AUDIT COMMITTEE MEETING**
**July 29, 2020**

**CLOSING:** With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees.

Rio de Janeiro, July 29, 2020.

**GESNER JOSÉ DE OLIVEIRA FILHO**
Coordinator of the Statutory Audit Committee

**HERCULANO ANÍBAL ALVES**
Member of the Statutory Audit Committee

**FLAVIA MARIA BITTENCOURT**
Member of the Statutory Audit Committee

**JAQUES HORN**
Secretary

3

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON JULY 29th, 2020

DATE, TIME AND PLACE: July 29th, 2020, at 8.00 a.m., by videoconference.

PRESENCE: Messrs. Walmir Kesseli, Jarbas Tadeu Barsanti Ribeiro and Elias de Matos Brito, regular members of the Fiscal Council ("CF") of TIM Participações S.A. ("Company"), by videoconference. Mr. Jaques Horn, Secretary, also attended the meeting. It is noted the attendance of Mr. Nicandro Durante, Chairman of the Company's Board of Directors, and Mr. Pietro Labriola, the Company's Chief Executive Officer.

AGENDA: **(1)** Presentation on Tax, Regulatory, Civil and Labor contingencies; **(2)** Presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020; **(3)** Ernst & Young Auditores Independentes S/S ("EY") presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020; and **(4)** Evaluation of the proposed merger ("Merger") of the Company by its subsidiary, TIM S. A.

CLARIFICATIONS AND RESOLUTIONS: Initially, it was noted that the meeting was held jointly with the Company's Statutory Audit Committee ("CAE"). After the analysis on the related supporting material, which will be filed at the Company's headquarters and are part of these minutes, and based on the discussions and clarifications provided on the items on the Agenda, the members of the Fiscal Council recorded their conclusions and recommendations as follows:

(1) Presentation on Tax, Regulatory, Civil and Labor contingencies.

Messrs. Gustavo Baptista Alves and Ronaldo Estevão; Mr. Carlos Eduardo Franco, and Mrs. Ana Cristina Vasconcellos Santos and Mrs. Sylvia Figueiredo, presented, respectively, the information regarding the Company's tax, regulatory, civil and labor contingencies.

CONT. MINUTES OF TIM PARTICIPAÇÕES S.A.'S FISCAL COUNCIL MEETING
July 29, 2020

After the clarifications, the Board members thanked for the information provided.

**(2) Presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020.**

Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mrs. Manoela Suassuna, manager of the Balance Sheet & Accounting Management area, presented the Company's Quarterly Information Report ("ITRs") as of June 30th, 2020, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the Board members thanked for the information provided.

**(3) Ernst & Young Auditores Independentes S/S ("EY") presentation of the Company's Quarterly Financial Report ("ITRs") for the 2nd quarter of 2020, ended on June 30th, 2020.**

Mr. Fernando Magalhães, EY's representative, presented (i) the work of the independent auditor regarding the ITRs of the 2nd quarter of 2020, and (ii) the corresponding review report, highlighting that, in the course of the analysis, no irregularities were identified, or any caveats were registered.

After the clarifications, the Board members thanked for the information provided.

**(4) Evaluation of the proposed merger ("Merger") of the Company by its subsidiary, TIM S. A.**

Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Gustavo Baptista Alves, Director of Administrative & Tax Services, presented the proposal to merge the Company into its wholly-owned subsidiary, TIM S.A. ("Surviving Company" and "Merger", respectively).

2

**CONT. MINUTES OF TIM PARTICIPAÇÕES S.A.'S FISCAL COUNCIL MEETING**
**July 29, 2020**

Valuation of the Net Assets of the Company and of the Surviving Company at Market Value, on Base Date, conducted by Apsis Consultoria Empresarial Ltda.; **(iv)** Proposal of the Surviving Company's By-laws, duly amended and consolidated; and **(v)** *Pro Forma* Financial Information of the Surviving Company on Base Date, reflecting the effects of the Merger as if it had already been completed, which were submitted to reasonable assurance by Ernst & Young Auditores Independentes S/S, and having received all the necessary clarifications, the Board Members concluded that the documents examined are in order and gave a favorable opinion on the approval of the documents and the proposal, referred above, by the Extraordinary Shareholders' Meeting of the Company to be convened.

**CLOSING:** With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees.

Rio de Janeiro, July 29, 2020.

**WALMIR KESSELI**
Chairman of the Fiscal Council

**ELIAS DE MATOS BRITO**
Member of the Fiscal Council

**JARBAS T. BARSANTI RIBEIRO**
Member of the Fiscal Council

**JAQUES HORN**
Secretary

3

13. Proposed amendment to Long-Term
Incentive Plan/Share-based Compensation 2014

TIM S.A.

LONG-TERM INCENTIVE PLAN

1.	PURPOSE OF THE PLAN

1.1.         This Long-Term Incentive Plan (“Plan”), in accordance with article 168, §3, of Law 6404/76, has the purpose of granting purchase or subscription options (“Option”) for shares issued by TIM S.A. (“Company”) to officers and collaborators of the Company and its subsidiaries (which are included in the definition of Company for the purposes of this Plan), so as to encourage the expansion, the accomplishment and the fulfillment of the Company’s corporate purposes, and align the interests of the Company’s officers and collaborators with the interests of its shareholders..

2.	DEFINITIONS

2.1.         The following terms, when capitalized within this Plan, whether in the plural or singular form, will have the following definitions:

(i)	Plan: this Long-Term Incentive Plan, as duly approved by the Shareholders’ Meeting of the Company;

(ii)	Shares: common shares issued by the Company or any other type of share into which the common shares are converted;

(iii)	Options: the options to purchase or subscribe the Shares granted to the Beneficiaries, with a pre-determined price, during an specific period of time, according to Plan rules;

(iv)	Vested Options: the Options that have achieved the necessary conditions to allow the exercise of the right to subscribe the Shares;

(v)	Vesting Period: period when the Beneficiary cannot exercise, fully or partially, his options;

(vi)	Option Agreement: agreement granting the option to purchase and/or subscribe Shares, to be executed between the Company and each of the Beneficiaries;

(vii)	Grant Date: date when the Option Agreement is signed, formalizing the Grant to the Beneficiaries;

(viii)	Fair Value of the Option: monetary value of the Options, calculated according to Pricing Models for Options well known in the market;

(ix)	Beneficiaries: individuals selected by resolution of the Company’s Board of Directors as the titleholders of the Options under the Plan;

(x)	B3 S.A. – Brasil, Bolsa, Balcão (“B3”);

(xi)	Base Price of the Share: average of Share price, weighted according to the daily trade volume, during the Assessment Period on B3;

(xii)	Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Options, to determinate the Base Price of the Share;

(xiii)	Similar Companies: companies in the telecommunications segment and other correlated segments, as defined by the Board of Directors;

(xiv)	Total Shareholder Return (TSR): Concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and Dividends to demonstrate the total return to shareholders. It is calculated using the formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For purposes of calculating this indicator, when a company has more than one class of Share, the result of the TSR of each one will be weighted by the total market value (Share price x volume of Shares), with reference to the period of the Initial Share Price;

(xv)	Initial Share Price: average of the share price, weighted by daily trade volume in B3, in the exactly same period defined as the Assessment Period of the Base Price of the Share.

(xvi)	Final Share Price: average of the share price, weighted by daily trade volume on the B3 in a period immediately prior to the Vesting Period and equal in size (number of days) to the Assessment Period of the Base Price of the Share;

(xvii)	Dividends: are a portion of the profit of a corporation that is distributed to shareholders at the end of each exercise, according to the § 2 of art. 202 of corporate law in Brazil. For the purpose of calculating the TSR, all dividends paid in the period between the reference dates of the Initial Share Price and the Final Share Price will be used;

(xviii)	Relative Stock Performance: is a rank of Stock Performance, including the shares of TIM S.A., Similar Companies and/or representative indexes of the securities portfolio, calculated using the concept of Total Shareholder Return. The result, in accordance to the conditions established on the Option Agreement, is used as a basis for defining the adjustment of the Base Price of the Share and the consequent definition of the Exercise Price.

(xix)	Exercise Price: price to be paid by the Beneficiary to the Company as a result of the exercise of the Options, as provided in Section 9 of this Plan, which will correspond to the Base Price of the Share, adjusted to more or less, according to the Relative Performance percentage;

(xx)	Exercise Periods: the periods stipulated by the Board of Directors in each financial year, during which the Beneficiaries may exercise the Vested Options;

(xxi)	Exercise of the Options: the effective subscription or purchase by the Beneficiary of the Shares related to the Options granted to him by the Option Agreement;

(xxii)	Compensation Committee: advisory committee of the Company’s Board of Directors, having the attributions established in the Internal Regiment of the Company’s Board of Directors and the documents attached thereto, as approved at the Meeting of the Company’s Board of Directors held on 09/30/2008;

3.	ADMINISTRATION OF THE PLAN

3.1.         The Plan shall be administered by the Company’s Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company’s By-laws.

3.2.         The Board of Directors will have authority to administer the Plan, subject to the Company’s By-laws, having powers to:

(i)              deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;

(ii)             modify the terms and conditions of the Options granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or the Option Agreement;

(iii)            decide about omitted cases, subject to the general guidelines of the Plan and the applicable laws;

(iv)           examine exceptional situations deriving from, or related with, this Plan;

(v)            select the Beneficiaries, at its sole discretion, as provided in Section 4 of this Plan;

(vi)           authorize the Executive Board to sign the Option Agreements with the Plan Beneficiaries, as well as Share Subscription Agreements and any additives, if necessary; and

.

(vii)          In case of exceptional situations that cause the impossibility of continuing the Plan, establish mechanisms and rules and / or modify the terms of the Option Agreement, including replacing it with similar instruments, in order to avoid distortion and prejudice to the Beneficiaries, the Company and its Shareholders, in strict alignment with the objectives of the Plan.

3.3.         The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted upon the exercise of Options granted; (ii) amend the provisions governing the eligibility of Beneficiaries; or (iii) without the titleholder’s consent, change or impair any rights or obligations arising out of any Option Agreements executed with any Beneficiaries.

4.	ELIGIBLE BENEFICIARIES

4.1.         The Board of Directors shall determine, among the highest-ranking collaborators and officers of the Company, those who are eligible Beneficiaries (“Eligible”), who are to be arranged in different categories, so as to distinguish their rewards, according to the positions held, the relevance of their duties, and their salary range.

4.2.         The persons Eligible will be evaluated according to a procedure to be conducted by the People Value Management, under the supervision of the Company Chief Executive Officer, who shall, upon the completion of the evaluation, recommend the Beneficiaries to the Compensation Committee, among the Eligible persons, considering the importance and the crucial nature of the position, the performance of the Beneficiary, the latter’s involvement in strategic projects, as well as the added value offered by same to the Company.

4.3.         Following the evaluation referenced in the preceding item, the Compensation Committee will prepare a proposal, to be examined and decided by the Board of Directors, for the definition of the Beneficiaries, as well as the number of Shares that will comprise the Option granted to each one.

5.	SHARES INCLUDED IN THE PLAN

5.1.         The Options granted according to the Plan, whether or not previously exercised, and excluding the Options cancelled according to the provisions in Section 13 hereunder, may grant rights in a number of Shares not to exceed 2% (two percent) of the total number of Shares issued by the Company during the term of the Plan, as long as the total number of Shares issued or liable to be issued under the Plan falls within the limit of the Company’s authorized capital.

5.2.         So as to enable the exercise of Options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new Shares, within the limit of the Company’s authorized capital, or (b) sell Treasury Shares to the Beneficiary.

5.3.         According to the provisions in article 171, §3, of Law 6404/76, the shareholders will not have a preemptive right in the grant of the Options or in the exercise thereof by the Beneficiaries.

6.	GRANT OF OPTIONS

6.1.         In view of the grant of the Options, the Company’s Board of Directors shall determine, based on a proposal prepared by the Compensation Committee:

(i) the total and individual amount of the grant, whose translation in volume of Options shall respect the Fair Value at the grant date and the limit of Shares provided in Section 5.1 of this Plan;

(ii) the list of Similar Companies and indexes representing securities portfolios comprising the Relative Stock Performance Comparison;

(iii) Assessment Periods of the Base Price of Share, the Initial Share Price and the Final Share Price;

and

(iv) the conditions for the readjustment of the Base Price of the Share in accordance to the Company position on the Relative Stock Performance Rank, observing the minimum and maximum limits set out in clause 9 below;

6.2.         The granting of Options to the Beneficiaries must be executed within no more than 3 (three) years, counted as of the date of the approval of the Plan (“Granting Period”), provided that the Board of Directors will be responsible for determining the dates and the periodicity of the grants.

6.3.         The Options shall be granted upon the execution of the Option Agreement, prepared according to the Plan rules, which shall specify, without prejudice to any other conditions determined by the Board of Directors: (a) the number of Shares comprising the Option granted; (b) the conditions for the acquisition of the right to exercise the Option; (c) the deadline for the exercise of the Option, subject to the provisions in Section 8.1 of this Plan; and (d) the criteria for the definition of the Exercise Price and the payment terms..

6.4.         Any Option granted according to the Plan is subject to all the terms and conditions set forth herein, which shall prevail in case of inconsistency regarding the terms and conditions of any agreement or supplementary document.

7.	VESTING PERIOD

7.1.         The Options granted according to the Plan may be exercised by the Beneficiaries observing the minimum vesting periods established hereunder:

(a)            up to 1/3 (one third) of the Shares comprising the Option may be acquired or subscribed as of 1 (one) year after the execution date of the Option Agreement;

(b)            up to 2/3 (two thirds) of the Shares comprising the Option may be acquired or subscribed as of 2 (two) years after the execution date of the Option Agreement; and

(c)            the totality of the Shares comprising the Option may be acquired or subscribed as of 3 (three) years after the execution date of the Option Agreement.

7.2.         In any case, the exercise of the Option must be formalized within the maximum term established in Section 8.2 hereunder.

7.3.         The Beneficiary will forfeit the right to exercise any part of the Option not exercised according to the terms and conditions stipulated, in which case the Beneficiary will have no right to compensation.

8.	EXERCISE OF THE OPTIONS

8.1.         The exercise of options will be possible only during the Exercise Period.

8.2.         Exercise Periods should be opened by the Board of Directors at least annually and preferably after the end of each Vesting Period.

8.3.         After the third year, when all Options have become Vested, the Beneficiaries may request the opening of Exercise Periods to the Board of Directors, which has a deadline of 90 days to do so.

8.4.         The maximum term for the exercise of the Options will be 6 (six) years, counted as of the date of their grant.

8.5.         The People Value Management will inform the Beneficiaries, before the start of the Exercise Period, the Exercise Price, determined according to the Section 9 of this Plan.

8.6.         The exercise of the Options shall be formalized by the Beneficiary upon written notice to the Company, and delivered to People Value Management, provided that the Beneficiary shall inform the number of Shares to be acquired or subscribed and the total amount of the respective Exercise Price.

8.7.         During the Options’ term, People Value Management shall inform the Beneficiaries of the payment and general terms for the delivery of Shares comprising the Options, so as to afford the Company enough time to issue new Shares or to acquire Shares on the market aiming the physical liquidation of the Options exercised.

8.8.         The Board of Directors may determine the suspension of the right to exercise the Options, whenever situations are found to exist that, according to the law or the regulations in effect, restrict or prevent the negotiation of Shares by the Beneficiaries.

8.9.         No Beneficiary will have any of the rights and privileges of shareholders of the Company until the Options are duly exercised and the Shares comprising the Options are subscribed or acquired and paid up in full.

8.10.     The taxes and charges connected with the financial benefit resulting from the exercise of the Options will be incumbent exclusively upon the respective Beneficiaries.

9.	OPTION EXERCISE PRICE

9.1.         It will be incumbent upon the Board of Directors to stipulate the Exercise Price of the Options granted according to the terms of this Plan, based on the recommendation of the Compensation Committee, and subject to the criteria established in this Section.

9.2.         The Exercise Price shall be calculated at the end of each vesting period, being only valid for the Options that become Vested at that moment. Once set the Exercise Price, it will remain valid until the end of the maximum period to exercise the Options.

9.3.         For the purposes of the determination of the Exercise Price, the Base Price of the Share will be adjusted positively or negatively, according to the position in the Relative Performance Rank achieved by the Shares.

9.4.         If the position reached by the Company's Shares is between the last position and the middle position, the Base Price of the Share shall be adjusted positively by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:

(a)            5% of Base Price of the Share for the 1st Vesting Period;

(b)            10% of Base Price of the Share for the 2nd Vesting Period;

(c)            15% of Base Price of the Share for the 3rd Vesting Period;

9.5.         If the Company's shares reach the last position, the Beneficiaries will lose the right over 25% of the Options that become Vested at that moment.

9.6.         If the position reached by the Company's shares is between the first position and the middle position, the Base Price of the Share will be negatively adjusted by a percentage that will be recommended by the Compensation Committee and set by the Board of Directors, limited to:

(a)            -5% of Base Price of the Share for the 1st Vesting Period;

(b)            -10% of Base Price of the Share for the 2nd Vesting Period;

(c)            -15% of Base Price of the Share for the 3rd Vesting Period;

10.	PAYMENT

10.1.     The payment of the Exercise Price shall be effected upon the acquisition, in cash, with the Beneficiary’s own funds.

10.2.     Alternately, if the legal relationship between the Beneficiary and the Company is in effect, the Board of Directors may: (i) approve the grant to the Beneficiary of a term of up to 10 (ten) days for the payment of the Exercise Price by the Beneficiary; or (ii) approve the grant of funding to the Beneficiary, which, at the discretion of and rules established by the Board of Directors, may be formalized with the issuance of a pro soluto promissory note for the full amount of the debt, issued by the Beneficiary to the benefit of the Company.

11.	RIGHT OF PREFERENCE

11.1.     The Board of Directors may determine that the sale of Shares by the Beneficiaries must observe the Company’s right of preference.

11.1.1.   When the Company is notified of the exercise by the beneficiaries, the Company will have up to 5 business days to express its preemptive right to purchase the shares, as well as the offer's validity deadline

11.1.1.1 In the case of the exercise of the preemptive right by the Company, the price per Share will correspond to the average price weighted by the volume of negotiations calculated at B3 during the last 5 trading sessions, prior to the date of the exercise notification.

11.1.2.   If the beneficiary does not sell all the shares within the offer's expiration date, he must notify the Company when he intends to sell his shares and wait up to 5 business days for his manifestation.

11.1.2.1. In the case of the exercise of the preemptive right by the Company, the price per Share will correspond to the average price weighted by the volume of negotiations calculated at B3 during the last 5 trading sessions, prior to the date of the notification of intention to sell”.

12.	CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

12.1.     The grant of Options according to the Plan will not prevent the Company from participating in any corporate reorganization processes, such as transformation, merger, consolidation or spin-off, it being incumbent upon the Board of Directors to deliberate as to the effects of the corporate reorganization on Options granted through the date of the event.

12.2.     In case of change in the number of shares issued by the Company, as a result of a capital increase or decrease, share grouping, share splits, share bonus, conversion of shares of a certain kind or class into another, or conversion of other securities issued by the Company into shares, the Options and the Exercise Price shall also be adjusted by the Board of Directors, so as to avoid any distortions or losses to the Company, its shareholders and the Beneficiaries.

13.	TERMINATION OR ABSENCE OF THE BENEFICIARY

13.1.     In the event that the Beneficiary chooses to terminate his or her employment with the Company, or if the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company, without cause (or without the occurrence of facts that would be cause for termination if the Beneficiary were an employee of the Company), the Option rights that are not exercisable on the termination date, according to the rules of the Option Agreement, will be automatically and lawfully cancelled, with no need for prior notice or indemnification.

13.1.1.       With regards to any Option rights that are exercisable by the Beneficiary on the termination date, according to the rules of the Option Agreement, such rights may be exercised within 6 months from the termination date, subject to their lawful cancellation, with no need for prior notice or indemnification.

13.1.2.       Notwithstanding the provisions in item 13.1.1, the Board of Directors may, exceptionally, anticipate the Exercise Period pertaining to the Options granted to the Beneficiaries terminated from the Company for any of the causes listed in Section 13.1.

13.1.3.       In case of termination by decision of the Company within a period of up to 12 (twelve) months, counted as of the date of an event characterizing transfer of the equity control of the Company, the Beneficiary may exercise the Option in full, regarding both the rights that are exercisable and those not yet exercisable upon the termination, provided that the Board of Directors shall take the necessary actions to this end, including the definition of the conditions for the exercise of the Options.

13.2.     If the term of office, employment contract or service agreement of the Beneficiary is terminated by the Company with just cause (or upon the occurrence of facts that would be cause for dismissal if the Beneficiary were an employee of the Company), any and all rights resulting from the Option Agreement will be deemed automatically and lawfully cancelled, with no need for prior notice or indemnification..

13.3.     In case of death of the Beneficiary, his or her heirs and successors may exercise the Option in full, in regards to the rights exercisable or not yet exercisable on the date of the death, according to the provisions of the Option Agreement, within no more than 1 (one) year, counted as of the date of the death, subject to the lawful forfeiture thereof, with no need for prior notice or indemnification..

13.4.     In the event of long term absence of the Beneficiary, preventing it from performing his duties at the Company, the Board of Directors may authorize the full exercise of the options with respect to rights exercisable or not yet exercisable at the time.

13.5.     For the purposes of the provisions of this Section, the termination will not be deemed to have happened in case the Beneficiaries are transferred to another company of the same economic conglomerate as the Company, which is defined as any entity that controls the Company, directly or indirectly, any affiliate, subsidiary or a company controlled by the same organization as the Company.

14.	DURATION OF THE PLAN

14.1.     The Plan will be effective as of the date of its approval by the Shareholders’ Meeting of the Company and will remain effective until the rights stemming from the Options granted are fully exercised, within the term stipulated in Section 8.4.

14.2.     In case of dissolution and liquidation of the Company, the Plan and the Options based thereon will be deemed automatically terminated.

15.	DIVIDENDS

15.1.     The Shares acquired or subscribed by the Beneficiaries as a result of the exercise of the Options will be entitled to the dividends, interest on own capital, and other earnings declared by the Company as of the date of the physical liquidation of the exercise of the Options, with the transfer of the Shares to the Beneficiary.

16.	MISCELLANEOUS

16.1.     The execution of the Agreement implies the explicit acceptance of all the terms of the Plan by the Beneficiary, who undertakes to adhere to them fully and completely.

16.2.     No provision of the Plan or Option granted under the Plan entitles any Beneficiary to remain as a director, officer, employee or service provider of the Company.

16.3.     The rights and obligations resulting from the Plan and the Option Agreement may neither be assigned nor transferred, in full or in part, by either party, or given in security of any obligations, without the prior written consent of the other party.

16.4.     It is hereby expressly agreed that the fact that either party fails to exercise any right, power, remedy or option, ensured by law, by the Plan or the Option Agreement, will not constitute a novation, nor will any delay in the execution of any obligations by any parties, which will not prevent the other party, at its sole discretion, from exercising such rights, powers, remedies or options, at any time, which will be added to and not replace any others ensured by law.

16.5.     The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

14. Proposed amendment to Long-Term
Incentive Plan/Share-based Compensation 2018

TIM S.A.

LONG-TERM INCENTIVE PLAN

1.	PURPOSE OF THE PLAN

1.1.       The purpose of this Long-Term Incentive Plan ("Plan"), established in accordance with the applicable legislation and regulations, is to enable the administrators and/or employees of TIM S.A. (“Company”) or other companies under its direct or indirect control (which are included in the definition of Company for the purposes of this Plan), to receive payments on shares issued by the Company, subject to certain conditions of time and / or performance, in order to stimulate the expansion, success and achievement of the Company's corporate objectives and to align the interests of the Company’s administrators and/or employees with the interests of its shareholders.

2.	DEFINITIONS

2.1.          The terms below, when used in capital letters throughout this Plan, whether in the plural or in the singular, shall respect the following definitions:

(i)	Plan: the present Long-Term Incentive Plan, duly approved by the Company's Shareholders Meeting;
(ii)	Shares: common shares issued by TIM S.A. or other type of shares in which they are converted;
(iii)	Granted Shares: means the Shares granted to the Participants and subject to the regulations of this Plan and the respective Share Grant Agreement;
(iv)	Restricted Shares: Granted Shares subject to vesting conditions, the regulations of this Plan and the respective Share Grant Agreement;
(v)	Performance Shares: Granted Shares subject to vesting and performance conditions, the regulations of this Plan and the respective Share Grant Agreement;
(vi)	Vesting Period: period in which the Participant is unable to receive the Shares Granted to him or part thereof;
(vii)	Performance Factors: means the factors related to the Performance targets, established for the Performance Shares, that can modify, up or down, the volume of Granted Shares;
(viii)	Share Grant Agreement: means the particular instrument granting Shares, to be celebrated between the Company and the Eligible, through which he acquires the status of Participant, declaring that he knows and accepts all the terms and conditions of the Plan;
(ix)	Grant Date: unless otherwise stated in the Share Grant Agreement, means the date of the meeting of the Board of Directors that resolved on the granting of the Shares to the Participants;
(x)	Participants: natural persons selected by the Company's Board of Directors as eligible to the Plan, among administrators and/or employees of the TIM S.A. or companies under its control;

(xi)	Termination: means the termination of the legal relationship of an administrator or employee between the Participant and the Company or companies under its control, for any reason, including without limitation, resignation, dismissal, substitution or termination of office as administrator without reelection, application for voluntary dismissal and / or dismissal with or without cause;
(xii)	B3: B3 S.A. – Brasil, Bolsa, Balcão;
(xiii)	Base Price of the Share: average of share price, weighted by the daily financial trading volume on B3, during the Assessment Period of the Base Price of the Share;
(xiv)	Assessment Period of the Base Price of the Share: period, to be defined by the Board of Directors, prior to the Grant of the Shares, to determinate the Base Price of the Share
(xv)	Stock Ownership Guidelines: it is the policy that determines the minimum volume of Shares that a Participant must maintain on its property during its relationship with the Company;
(xvi)	Board of Directors: means the Board of Directors of the Company;
(xvii)	Compensation Committee: means the compensation advisory committee of the Company’s Board of Directors, having the attributions established in the Internal Regiment of the Company’s Board of Directors and the documents attached thereto, as approved at the Meeting of the Company’s Board of Directors held on 09/30/2008 and;
(xviii)	Eligible: as definitions stated on item 4.1 below.

3.	ADMINISTRATION OF THE PLAN

3.1.          The Plan shall be administered by the Company’s Board of Directors, which may delegate the attributions it deems fit to the Compensation Committee, subject to the terms of the Plan and the limitations established under the law and the Company’s By-laws.

3.2.          The Board of Directors will have authority to administer the Plan, subject to the Company’s By-laws, having powers to:

(i)	deliberate on any and all arrangements concerning the administration of the Plan, the interpretation, detailing and application of the general rules established herein;
(ii)	modify the terms and conditions of the Shares granted, so as to adjust them to any requirements set forth by any statutory or regulatory change applicable to the Plan or contract; except what is stated on item 3.3;
(iii)	decide on omitted cases, observing Plan’s regulation and applicable law;
(iv)	examine exceptional situations related with this Plan;
(v)	select the Participants, at its sole discretion;
(vi)	authorize Company’s administrators to sign Share Grant Agreement with Participants of the Plan; and
(vii)	in case of exceptional situations that cause the impossibility of Plan continuity, create mechanisms and rules and/or change the Share Grant Contract, including its substitution by similar contracts, avoiding any distortion and loss to Participants, Company, and Shareholders, in strict alignment to Plan objectives;

3.3.          The Board of Directors may not, save for the adjustments expressly permitted by this Plan: (i) raise the maximum number of Shares that can be granted; (ii) amend the provisions governing the eligibility of Participants; or (iii) without the titleholder’s consent, change or impair any rights or obligations arising out of any agreements executed with any Participant.

4.	ELIGIBLE

4.1.          The Board of Directors shall determine, among administrators and/or employees of the Company's most senior hierarchical level, those eligible as Participants ("Eligible"), who will be classified in different categories, in order to differentiate their incentives through Granted Shares, according to the Position, the relevance of their function and their salary range.

4.2.          The Eligible should be evaluated through a procedure conducted by the Board of Human Resources and supervised by the Company's Chief Executive Officer, who, once the evaluation is completed, will recommend to the Compensation Committee, among the Eligible, the Participants, given the importance and essentiality of their function, their performance, their involvement in strategic projects and the added value that they offer to the Company.

4.3.          After examining the valuation referred to in the previous clause, the Compensation Committee will prepare a proposal, to be assessed and resolved by the Board of Directors, for the definition of the Participants, as well as the maximum number of Restricted Shares and Performance Shares to be granted to them.

5.	SHARES INCLUDED IN THE PLAN

5.1.          The Granted Shares, may be Restricted Shares and / or Performance Shares, under the Plan, including those already transferred on behalf of the Participants or not, and discounted those canceled under Clause 11 below, may confer rights on a number of Shares that do not exceeds 2% (two percent) of the total Shares issued by the Company during the term of the Plan..

5.2.          For the purpose of satisfying the transfer of Shares granted under the Plan, the Company may, at the discretion of the Board of Directors, transfer to the Participant Shares held in treasury.

6.	SHARE GRANT

6.1.          For the purposes of Granting of Shares, the Company's Board of Directors will determine, based on a proposal prepared by the Compensation Committee:

(i)	the total and individual value of the Share Grant, distributed between Restricted Shares and Performance Shares, whose translation in volume of Shares shall respect the Base Price of the Share and the maximum limit set forth in Section 5.1 of this Plan;
(ii)	the Assessment Periods of the Base Price of the Share; and
(iii)	the Vesting Period for total or partial transfer of the Shares on behalf of the Participants;
(iv)	the Performance Conditions that must be achieved for full or partial transfer of the Performance Shares on behalf of the Participants
(v)	the Performance Factors that may modify the volume of Shares Granted, respecting the maximum limit provided in Clause 5.1 of this Plan; and
(vi)	the individual volume of Shares that will be subject to Share Ownership Guidelines;

6.2.          The Granting of Shares to the Participants shall be carried out within three (3) years as from the date of approval of the Plan, and the Board of Directors shall determine the time and periodicity of the grants.

6.3.          The Granting of Shares shall be done by means of the execution of the Share Grant Agreement, prepared in accordance with the rules of this Plan and which shall specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of Shares object of the grant ; (B) the general conditions and performance and vesting period for acquiring the right to receive the Shares; (D) the performance factors and how they may modify the volume of Granted Performance Shares and (e) the volume of Shares that will be subject to Share Ownership Guidelines.

6.4.          Any Share granted under the Plan is subject to all terms and conditions set forth herein, which will prevail in the event of inconsistency with respect to regulations of any Share Grant Agreement or supplementary document.

7.	VESTING PERIOD

7.1.          The Shares Granted under the Plan may be transferred to the Participants in compliance with the minimum vesting periods established by the Board of Directors, observing the maximum limit of 1/3 (one third) of the volume of Shares Granted, for each year, accumulated from the Grant Date;

8.	SHARE TRANSFER TO THE PARTICIPANTS

8.1.          The maximum term of the Company to transfer the shares to the Participant, meeting the applicable performance and vesting conditions, is 90 days after the end of the vesting period. After this period, the Company shall pay the equivalent amount in cash, as provided in Clause 9. The restriction periods of item 8.2 are not considered for the purposes of the maximum term.

8.2.          The Board of Directors may determine the suspension of the right to receive Shares whenever there are situations that, according to the law or regulation in force, restrict or impede the trading of Shares by the Participants.

8.3.          If the Company is unable to transfer the Shares due to the refusal or inertia of the Participants, in particular considering the required formalities, the Company will be considered exempt from any liability related to the effective delivery of such Shares.

9.	PAYMENT IN CASH

9.1.          The Board of Directors may establish that, instead of transferring part or all of the Shares to the Participant, the Company will pay him the cash equivalent.

9.2.          The payment shall be made to the Participant, in the account under his name specified on the Share Grant Agreement, until the last working day of the subsequent month of the ending month of the vesting period.

10.	CORPORATE REORGANIZATION AND CHANGE IN THE NUMBER OF SHARES

10.1.       The Granting of Shares under the Plan shall not prevent the Company from participating in corporate reorganization operations, such as transformation, merger or spin-off, and the Board of Directors shall resolve on the effects of the corporate reorganization for the Shares Granted up to the date of event.

10.2.       In the event of a change in the number of shares issued by the Company, as a result of capital increase or reduction, grouping, split, bonus, conversion of shares of one kind or class into another or conversion of other securities issued by the Company into shares, The number of Granted or to be Granted Shares shall also be adjusted by the Board of Directors in order to avoid any distortions and losses to the Company, its shareholders and the Participants.

10.3.       In the event of a change in Control of the Company, all Shares Granted (considering 100% of the performance conditions for the remaining period), regardless of the fulfillment of the vesting period, shall be paid to the Participants in cash, to the value of the Share in the operation which configured the change of Control of the Company.

11.            TERMINATION OR ABSENCE OF THE PARTICIPANT

11.1.       In the event that the Participant voluntarily leaves the Company, the rights to receive the Granted Shares that have not yet completed the Vesting Period on the date of termination will automatically be terminated, regardless of prior notice or indemnification.

11.2.       In the event of Termination by decision of the Company and without the occurrence of just cause (or without the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares that have not yet completed the Vesting Period in the the date of termination shall be proportional to the Vesting Period effectively completed, dividing the total of months completed by the total of months that comprise the Vesting Period, considering the period of 30 calendar days as the "month".

11.3.       In the event of Termination by decision of the Company with the occurrence of just cause (or with the occurrence of facts that would constitute just cause was the Participant employee of the Company), the rights to receive the Granted Shares will automatically and lawfully be extinguished, regardless of notice or indemnification.

11.4.       In the event of the death of the Participant, its heirs and successors will receive in full the amounts of the Granted Shares that have not yet completed the Vesting Period (considering 100% of the performance conditions for the remaining period) in cash, regardless of the fulfillment of the Vesting Period.

11.5.       In the event of long term absence of the Participant, making it impossible for him to perform his activities in the Company, the Board of Directors may authorize the transfer of part or all of the Shares object of his Share Grant Agreement, observed the vesting period.

11.6.       For the purposes of this Clause, the Board of Directors may determine that the termination shall not have occurred in the event that the Participants are transferred to another company of the same company group (thus understood as any direct or indirect controlling entity of the Company, affiliate, subsidiary or subject to common control) and to determine specific rules for the treatment of such cases.

12.	DURATION OF THE PLAN

12.1.       The Plan will be effective on the date of its approval by the Company's Shareholders Meeting and will remain effective until the rights resulting from the Shares granted are fully exercised.

12.2.       In the event of dissolution and liquidation of the Company, the Plan and the Shares based thereon will be automatically terminated.

13.	SHAREHOLDER RIGHTS

13.1.       The shares delivered to the Participants shall have the rights established in this Plan and in the respective Contracts, provided that the Participant shall not have any of the rights and privileges of a Company's shareholder, in particular, to receive dividends and interest on own capital related to the Granted Shares, until the date of its transfer to the Participants

13.2.       Notwithstanding the provisions of Clause 13.1, the Board of Directors may establish the payment of the amount equivalent to such dividends and interest in cash or in shares, in the manner to be established in the Share Grant Agreement.

14.	MISCELLANEOUS

14.1.       The signature of the Share Grant Agreement will imply the express acceptance of all terms of the Plan by the Participant, which is fully bound to comply with them.

14.2.       No provision of the Plan or Share granted under the Plan shall entitle any Participant to remain as an administrator and/or employee or yet as a service provider of the Company.

14.3.       The rights and obligations resulting from the Plan and the Share Grant Agreement may neither be assigned nor transferred, in full or in part by the Participant, or given in security of any obligations, without the prior written consent of the Board of Directors.

14.4.       It is hereby expressly agreed that either party abstention to exercise any right, power, resource or faculty, ensured by law, by the Plan or the Share Grant Agreement, will not constitute a novation, nor will any eventual delay tolerance in the execution of any obligations by any of the parties. Any of the hypotheses will not prevent the other party, at its sole discretion, from exercising such rights, powers, resources or faculties, at any time, which will be added to and not replace any others ensured by law.

14.5.       The courts in the judiciary district of the City of Rio de Janeiro are hereby elected, with the waiver of any others, no matter how privileged, to settle any disputes that arise in connection with the Plan.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 30, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.